

Notice of 2024 Annual Meeting and Proxy Statement
and
2023 Annual Report



Notice of 2024 Annual Meeting
and Proxy Statement



April 26, 2024

Dear Fellow Stockholders:

We are extremely pleased with the progress Tripadvisor Group made in 2023 as we strengthened our position in the large and growing global travel and experiences industry. Our results were a reflection of strong execution by our teams against the backdrop of a healthy travel market, and of the value of our offerings with travelers and partners. Total revenue grew 20% year over year, reaching a record high of nearly $1.8 billion. GAAP net income was $10 million, adjusted EBITDA was $334 million[1], and free cash flow was $172 million[1].

In 2023 we made meaningful progress executing against our strategic priorities, building a stronger, more diversified and defensible portfolio:

- At Brand Tripadvisor, we launched a multi-year strategy to deliver world-class guidance products and deepen engagement with the hundreds of millions of travelers who visit our site each month. Our disciplined investment resulted in tangible examples of product innovation, while delivering promising proof points in support of our strategy.

- At Viator, we reinforced our leadership position, investing on both sides of the marketplace, for both experience seekers and operators alike. Our impressive track record and leading position in the high-growth experiences category continues to be enabled by the depth of our Viator offering and breadth of our Tripadvisor brand.

- Finally, at TheFork, we remained focused on accelerating our position as Europe's leading dining reservations service, and delivered revenue gains while significantly improving our profit margin through disciplined cost management.

Travel, we believe, is an enduring category, positioned for sustainable growth over the long-term, underpinned by the durable secular consumer trend favoring experiences. As we look ahead to 2024 and beyond, we will continue to pursue our strategic goals and to provide innovative solutions for travelers, operators, and partners. We are making disciplined investments that we believe will drive longer term growth in revenue and profitability, and significant transformation across the portfolio.

To the approximately 2,800 employees across the globe, all of whom have played an important role in creating and implementing our strategy, and delivering these results, we thank you. With our 2023 plan, we all began a new journey together, and we thank our capable teams for their hard work and dedication to fellow employees, to our partners, and to our customers.

We also want to thank our stockholders, who have provided support and recognition for the multi-year effort to position our brands to connect travelers with operators and services across multiple categories, as well as our advertising partners. Your continued support along this journey provides us the trust and confidence to make decisions that will drive long-term value for all stakeholders.

You are cordially invited to attend the Annual Meeting of Stockholders of Tripadvisor, Inc. to be held on Tuesday, June 11, 2024, at 11:00 a.m. Eastern Time. The annual meeting will be held virtually. You may attend the meeting, submit questions and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/TRIP2024. To enter the annual meeting electronically, you will need the control number that is printed in the box marked by the arrow on your proxy card. We recommend logging in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on June 11, 2024.

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[1] Free cash flow for Fiscal 2023 included the impact of a net cash outflow of approximately $60 million related to a previously disclosed IRS settlement. Free cash flow and adjusted EBITDA are non-GAAP measures. Please refer to "Non-GAAP Reconciliations" on the Company's investor relations website for definitions of our non-GAAP financial measures, as well as reconciliations to the most directly comparable GAAP measure.

At the Annual Meeting, stockholders will be asked to vote on the matters described in the accompanying notice of annual meeting and proxy statement, as well as such other business that may properly come before the meeting and any adjournments or postponements thereof. Your vote is very important to us. Please review the instructions for each voting option described in the Notice and in this Proxy Statement. Your prompt cooperation will be greatly appreciated.

Sincerely,



MATT GOLDBERG
President and Chief Executive Officer

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS

400 1st Avenue
Needham, Massachusetts 02494

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on June 11, 2024

The 2024 Annual Meeting of Stockholders of Tripadvisor, Inc., a Delaware corporation, will be held on Tuesday, June 11, 2024, at 11:00 a.m. Eastern Time. The Annual Meeting will be held via the Internet and will be a completely virtual meeting. You may attend the Annual Meeting, submit questions, and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/TRIP2024. To enter the Annual Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. We recommend logging in at least fifteen minutes before the meeting to ensure that you are correctly logged in when the Annual Meeting begins. The online check-in will start shortly before the Annual Meeting on June 11, 2024. At the Annual Meeting, stockholders will be asked to consider and vote on the following proposals:

1. To elect the ten directors named in this Proxy Statement, each to serve for a one-year term from the date of his or her election and until such director's successor is elected or until such director's earlier resignation or removal;

2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024;

3. To approve, on a non-binding advisory basis, the compensation of our named executive officers;

4. To vote, on a non-binding advisory basis, on the frequency of future advisory resolutions to approve the compensation of our named executive officers;

5. To vote on the stockholder proposal requesting a report on implementation of the Global Human Rights Policy concerning operations in CAHRAs; and

6. To consider and act upon any other business that may properly come before the Annual Meeting and any adjournments or postponements thereof.

Only holders of record of outstanding shares of Tripadvisor capital stock at the close of business on April 15, 2024 are entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof. We will furnish the Notice of Annual Meeting of Stockholders, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2023 over the Internet. Whether or not you plan to attend the Annual Meeting, we encourage you to access and read the accompanying Proxy Statement. We will send to our stockholders a Notice of Internet Availability of Proxy Materials on or about April 26, 2024, and provide access to our proxy materials over the Internet to our holders of record and beneficial owners of our capital stock as of the close of business on the record date. You may request paper copies by following the instructions on the Notice of Internet Availability of Proxy Materials.

By Order of the Board of Directors,



SETH J. KALVERT
Chief Legal Officer and Secretary

April 26, 2024

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting of Stockholders to Be Held on June 11, 2024

This Proxy Statement and the 2023 Annual Report are available at:
http://ir.Tripadvisor.com/annual-proxy.cfm



TABLE OF CONTENTS

	Page
Annual Meeting Matters	5
Proposal 1: Election of Directors	8
Corporate Governance	15
Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm	26
Audit Committee Report	28
Proposal 3: Advisory Vote on Compensation of Named Executive Officers	29
Proposal 4: Advisory Vote on the Frequency of Future Advisory Resolutions To Approve The Compensation Of Tripadvisor's Named Executive Officers	31
Proposal 5: Stockholder Proposal Requesting A Report On Implementation Of The Global Human Rights Policy Concerning Operations In CAHRAs	32
Executive Officers	35
Compensation Discussion and Analysis	36
CEO Pay Ratio	47
Pay Versus Performance	48
Executive Compensation	52
Director Compensation	64
Security Ownership of Certain Beneficial Owners and Management	66
Certain Relationships and Related Person Transactions	68
Where You Can Find More Information and Incorporation By Reference	69
Annual Reports	69
Proposals by Stockholders for Presentation at the 2025 Annual Meeting	69
Delivery of Documents to Stockholders Sharing an Address	70

ANNUAL MEETING MATTERS

This Proxy Statement is being furnished to holders of common stock and Class B common stock of Tripadvisor, Inc., a Delaware corporation, in connection with the solicitation of proxies by Tripadvisor's Board of Directors (the "Board") for use at its 2024 Annual Meeting of Stockholders or any adjournment or postponement thereof (the "Annual Meeting"). All references to "Tripadvisor," the "Company," "we," "our" or "us" in this Proxy Statement are to Tripadvisor, Inc. and its subsidiaries. An Annual Report to Stockholders, containing financial statements for the year ended December 31, 2023, and this Proxy Statement are being made available to all stockholders entitled to vote at the Annual Meeting.

Tripadvisor's principal executive offices are located at 400 1st Avenue, Needham, Massachusetts 02494. This Proxy Statement is being made available to Tripadvisor stockholders on or about April 26, 2024.

Date, Time and Place of Meeting

The Annual Meeting will be held on Tuesday, June 11, 2024, at 11:00 a.m. Eastern Time. The Annual Meeting will be held via the Internet and will be a completely virtual meeting. You may attend the meeting, submit questions and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/TRIP2024. To enter the annual meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. We recommend logging in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts.

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting web portal. Technical support will be available during this time and will remain available until the Annual Meeting has ended. No recording of the Annual Meeting is allowed, including audio or video recording.

Record Date and Voting Rights

The Board established the close of business on April 15, 2024, as the record date for determining the holders of Tripadvisor common stock entitled to notice of and to vote at the Annual Meeting. On the record date, 126,416,478 shares of common stock and 12,799,999 shares of Class B common stock were outstanding and entitled to vote at the Annual Meeting. Tripadvisor stockholders are entitled to one vote for each share of common stock and ten votes for each share of Class B common stock held as of the record date, voting together as a single voting group, on (i) the election of seven of the ten director nominees; (ii) the ratification of the appointment of KPMG LLP as Tripadvisor's independent registered public accounting firm for the year ending December 31, 2024; (iii) the approval, on a non-binding advisory basis, of the compensation of our named executive officers; (iv) the approval, on a non-binding advisory basis, of the frequency of future advisory resolutions to approve the compensation of our named executive officers; and (v) the stockholder proposal requesting a report on implementation of the global human rights policy concerning operations in CAHRAs. Tripadvisor stockholders are entitled to one vote for each share of common stock held as of the record date in the election of the three director nominees that the holders of Tripadvisor common stock are entitled to elect as a separate class pursuant to Tripadvisor's restated certificate of incorporation. Stockholders have no right to cumulative voting as to any matter, including the election of directors.

On August 27, 2014, the entire beneficial ownership of our common stock and Class B common stock previously held by Liberty Interactive Corporation, which is currently known as Qurate Retail, Inc. ("Liberty") was transferred to Liberty Tripadvisor Holdings, Inc. ("LTRIP"). Simultaneously, Liberty, LTRIP's former parent company, distributed, by means of a dividend, to the holders of its Liberty Ventures common stock, Liberty's entire equity interest in LTRIP. We refer to this transaction as the Liberty Spin-Off. As a result of the Liberty Spin-Off, effective August 27, 2014, LTRIP became a separate, publicly traded company and 100% of Liberty's interest in Tripadvisor was held by LTRIP. Liberty also assigned to LTRIP its rights and obligations under the Governance Agreement between Tripadvisor and Liberty, dated December 20, 2011 (the "Governance Agreement").

As of the record date, LTRIP beneficially owned 16,445,894 shares of our common stock and 12,799,999 shares of our Class B common stock, which shares constitute 13.0% of the outstanding shares of common stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of LTRIP's shares of Class B common stock into common stock, as of the record date LTRIP would beneficially own 21.0% of the outstanding common stock. Because each share of Class B common stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, as of the record date LTRIP may be deemed to beneficially own equity securities representing 56.8% of our voting power. As a result, regardless of the vote of any other Tripadvisor stockholder, LTRIP has control over the vote relating to (i) the election of seven of the ten director nominees; (ii) the ratification of the appointment of KPMG LLP as Tripadvisor's independent registered public accounting firm for the fiscal year ending December 31, 2024; (iii) the approval, on a non-binding advisory basis, of the compensation of our named executive officers; (iv) the frequency of future advisory resolutions to approve the compensation of our named executive officers; and (v) the stockholder proposal requesting a report on implementation of the global human rights policy concerning operations in CAHRAs.

Quorum; Abstentions; Broker Non-Votes

Transaction of business at the Annual Meeting may occur if a quorum is present. If a quorum is not present, the Annual Meeting will be adjourned or postponed in order to permit additional time for soliciting and obtaining additional proxies or votes. At any subsequent reconvening of the Annual Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Annual Meeting, except for any proxies that have been effectively revoked or withdrawn.

With respect to (i) the election of seven of the ten director nominees; (ii) the ratification of the appointment of KPMG LLP as Tripadvisor's independent registered public accounting firm for the fiscal year ending December 31, 2023; (iii) the approval, on a non-binding advisory basis, of the compensation of our named executive officers; (iv) the approval on a non-binding advisory basis, of the frequency of future advisory resolutions to approve the compensation of our named executive officers; and (v) the approval on the stockholder proposal requesting a report on implementation of the global human rights policy concerning operations in CAHRAs, the presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the total votes entitled to be cast constitutes a quorum. Virtual attendance at the Annual Meeting also constitutes presence in person for purposes of determining a quorum at the Annual Meeting. For the election of the three directors whom the holders of Tripadvisor common stock are entitled to elect as a separate class, the presence at the Annual Meeting, in person or by proxy, of the holders of a majority of shares of common stock constitutes a quorum.

If a share is represented for any purpose at the meeting, it is deemed to be present for quorum purposes and for all other matters as well. Shares of Tripadvisor capital stock represented by a properly executed proxy will be treated as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining.

Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote the shares on a proposal because the nominee does not have discretionary voting power for a particular item and has not received instructions from the beneficial owner regarding voting. Brokers who hold shares for the accounts of their clients have discretionary authority to vote shares if specific instructions are not given with respect to the ratification of the appointment of our independent registered public accounting firm. Brokers do not have discretionary authority to vote on the election of our directors, so we encourage you to provide instructions to your broker regarding the voting of your shares.

Solicitation of Proxies

Tripadvisor will bear the cost of the solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Tripadvisor, without additional compensation, may solicit proxies from stockholders by telephone, by letter, by facsimile, in person or otherwise. Following the original mailing of the proxies and other soliciting materials, Tripadvisor will ask brokers, trusts, banks or other nominees to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Tripadvisor capital stock and to request authority for the exercise of proxies. In such cases, Tripadvisor, upon the request of the brokers, trusts, banks and other stockholder nominees, will reimburse such holders for their reasonable expenses.

Voting of Proxies

The manner in which your shares may be voted depends on whether you are a:

- *Registered stockholder:* Your shares are represented by certificates or book entries in your name on the records of Tripadvisor's stock transfer agent and you have the right to vote those shares directly; or

- *Beneficial stockholder:* You hold your shares in "street name" through a broker, trust, bank or other nominee and you have the right to direct your broker, trust, bank or other nominee on how to vote the shares in your account; however, you must request and receive a valid proxy from your broker, trust, bank or other nominee.

Whether you hold shares directly as a registered stockholder or beneficially as a beneficial stockholder, you may direct how your shares are voted without attending the Annual Meeting. For directions on how to vote, please refer to the instructions below and those on the Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form provided. To vote using the Internet or by telephone, you will be required to enter the control number included on your Notice of Internet Availability of Proxy Materials or other voting instruction form provided by your broker, trust, bank or other nominee.

- *Using the Internet.* Registered stockholders may vote using the Internet by going to www.proxyvote.com and following the instructions. Beneficial stockholders may vote by accessing the website specified on the voting instruction forms provided by their brokers, trusts, banks or other nominees.

- *By Telephone.* Registered stockholders may vote, from within the United States, using any touch-tone telephone by calling 1-800-690-6903 and following the recorded instructions. Beneficial owners may vote, from within the United States, using any touch-tone telephone by calling the number specified on the voting instruction forms provided by their brokers, trusts, banks or other nominees.

- *By Mail.* Registered stockholders may submit proxies by mail by requesting printed proxy cards and marking, signing and dating the printed proxy cards and mailing them in the accompanying pre-addressed envelopes. Beneficial owners may vote by marking, signing and dating the voting instruction forms provided by their brokers, trusts, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

All proxies properly submitted and not revoked will be voted at the Annual Meeting in accordance with the instructions indicated thereon. If no instructions are provided, such proxies will be voted FOR proposals (1), (2), and (3), for every "THREE YEARS" for proposal (4), and AGAINST proposal (5).

Tripadvisor is incorporated under Delaware law, which specifically permits electronically transmitted proxies, provided that each such proxy contains, or is submitted with, information from which the inspector of elections can determine that such proxy was authorized by the stockholder. The electronic voting procedures provided for the Annual Meeting are designed to authenticate each stockholder by use of a control number, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded.

Voting in Person at the Annual Meeting

Virtual attendance at the Annual Meeting constitutes presence in person for purposes of each required vote. Votes in person will replace any previous votes you have made by mail or telephone or via the Internet. Attendance at the Annual Meeting without voting or revoking a previous proxy in accordance with the voting procedures will not in and of itself revoke a proxy.

Holders of record may vote their shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/TRIP2024. To enter the annual meeting, holders will need the 16-digit control number that is printed in the box marked by the arrow on their proxy card. We recommend logging in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting.

> **Your vote is very important. Whether or not you plan to attend the Annual Meeting, please take the time to vote via the Internet, by telephone or by returning your marked, signed and dated proxy card so that your shares will be represented at the Annual Meeting.**

Revocation of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it any time before the taking of the vote at the Annual Meeting.

If you are a beneficial stockholder, you may revoke your proxy or change your vote only by following the separate instructions provided by your broker, trust, bank or other nominee.

If you are a registered stockholder, you may revoke your proxy at any time before it is exercised at the Annual Meeting by (i) delivering written notice, bearing a date later than the proxy, stating that the proxy is revoked, or (ii) submitting a later-dated proxy relating to the same shares by mail or telephone or via the Internet prior to the vote at the Annual Meeting. Registered holders may send any written notice or request for a new proxy card to Tripadvisor, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717, or follow the instructions provided on the Notice of Internet Availability of Proxy Materials and proxy card to submit a new proxy by telephone or via the Internet. Registered holders may also request a new proxy card by calling 1-800-579-1639. Your attendance at the annual meeting will not, by itself, revoke a prior vote or proxy from you.

Other Business

The Board does not presently intend to bring any business before the Annual Meeting other than the proposals discussed in this Proxy Statement and specified in the Notice of Annual Meeting of Stockholders. The Board has no knowledge of any other matters to be presented at the Annual Meeting other than those described in this Proxy Statement. If any other matters should properly come before the Annual Meeting, the persons designated in the proxy will vote on them according to their best judgment.

PROPOSAL 1:
ELECTION OF DIRECTORS

Board of Directors Overview

Our Board currently consists of ten members. Pursuant to the terms of Tripadvisor's bylaws, each director serves for a one-year term from the date of his or her election and until such director's successor is elected or until such director's earlier resignation or removal. The Board recommends that each of the ten nominees listed below be elected to serve a one-year term and until such director's successor shall have been duly elected and qualified or until such director's earlier resignation or removal:


Gregory B. Maffei
Matt Goldberg
Jay C. Hoag
Betsy L. Morgan
M. Greg O'Hara
Jeremy Philips
Albert E. Rosenthaler
Trynka Shineman Blake
Jane Jie Sun
Robert S. Wiesenthal


Tripadvisor's restated certificate of incorporation provides that the holders of Tripadvisor common stock, acting as a single class, are entitled to elect a number of directors equal to 25% of the total number of directors, rounded up to the next whole number, which will be three directors as of the date of the Annual Meeting. The Board has designated Ms. Shineman and Messrs. Philips and Wiesenthal as nominees for the positions on the Board to be elected by the holders of Tripadvisor common stock voting as a separate class.

Pursuant to the Governance Agreement, LTRIP has the right to nominate up to a number of directors equal to 20% of the total number of the directors (rounded up to the next whole number if the number of directors on the Board is not an even multiple of five) for election to the Board and has certain other rights regarding committee participation, so long as certain stock ownership requirements applicable to LTRIP are satisfied. LTRIP has designated Messrs. Maffei and O'Hara as its nominees to the Board.

Although management does not anticipate that any of the nominees named above will be unable or unwilling to stand for election, in the event of such an occurrence, proxies may be voted for a substitute nominee designated by the Board.

Information Regarding Director Nominees

The information provided below about each nominee is as of the date of this Proxy Statement. The information presented includes the name of each of the nominees, along with his or her age, any positions held with the Company, term of office as a director, principal occupations or employment for the past five years or more, involvement in certain legal proceedings, if applicable, and the names of all other publicly-held companies for which he or she currently serves as a director or has served as a director during the past five years. The information also includes a description of the specific experience, qualifications, attributes and skills of each nominee that led our Board to conclude that he or she should serve as a director of the Company for the ensuing term.

The ten nominees to the Board possess the experience and qualifications that we believe will allow them to make substantial contributions to the Board. In selecting nominees to the Board, we seek to ensure that the Board collectively has a balance of diversity, experience, and expertise, including chief executive officer experience, chief financial officer experience, international expertise, corporate governance experience and experience in other functional areas that are relevant to our business. The following contains a more detailed discussion of the business experience and qualifications of each of the nominees to the Board.

Gregory B. Maffei



Age: 63
Director Since: 2013

Committee Memberships:
- Compensation
- Executive

Mr. Maffei has served as a director as well as the President and Chief Executive Officer of Liberty Media Corporation ("LMC") (including its predecessor) since May 2007, LTRIP since July 2013, Liberty Broadband Corporation ("LBC") since June 2014, and of the Atlanta Braves Holdings, Inc. since December 2022.He has served as Chairman of the board of directors of Liberty Tripadvisor ("LTRIP") since June 2015, Qurate Retail, Inc. ("Qurate") since March 2018, of Atlanta Brave Holdings, Inc. since July 2023, and as a director of Qurate (including its predecessor) since November 2005. He previously served as President and Chief Executive Officer of Qurate from February 2006 to March 2018 and CEO-Elect from November 2005 through February 2006. Prior to joining Qurate, Mr. Maffei served as President and Chief Financial Officer of Oracle Corporation, Chairman, President and Chief Executive Officer of 360 networks Corporation and Chief Financial Officer of Microsoft Corporation. Mr. Maffei currently serves on the board of directors of the following public companies: Sirius XM Holdings Inc., Live Nation Entertainment, Inc., Charter Communications, Inc., and Zillow Group, Inc. Mr. Maffei is a member of the Council on Foreign Relations. Mr. Maffei previously served on the Board of Trustees of Dartmouth College, the board of directors of Starz, Electronic Arts, Inc., Barnes & Noble, Inc., Citrix Systems, Inc., DirecTV, Starbucks Corp., and Dorling Kindersley Limited. Mr. Maffei holds an M.B.A. from Harvard Business School, where he was a Baker Scholar, and an A.B. from Dartmouth College.

Board Membership Qualifications: Mr. Maffei brings to our Board significant financial and operational experience based on his senior policy-making positions at LMC, Qurate, LBC and LTRIP, his previous executive positions at Oracle, 360networks and Microsoft and his other public company board experience. He provides our Board with an executive and leadership perspective on the operation and management of large public companies and risk management principles.

Matt Goldberg



Age: 53
Director Since: 2022

Committee Memberships:
- Executive

Mr. Goldberg has served as President and CEO of Tripadvisor, Inc. since July 2022. From February 2020 through June 2022, Mr. Goldberg held positions of increasing responsibility at The Trade Desk, a global technology company, including Executive Vice President, North America and Global Operations, as well as founding director of Dataphilanthropy a private foundation. Mr. Goldberg served as Global Head of M&A and Strategic Alliances for News Corp from December 2016 through December 2019. Mr. Goldberg served as Senior Vice President, Global Market Development and Head of Corporate Development for Qurate, formerly known as QVC from October 2013 through November 2016. Prior to that, Mr. Goldberg was CEO of Lonely Planet, a travel guide publisher for nearly five years. Mr. Goldberg currently serves on the board of directors of Blue Ocean Acquisition Corp., and is active in philanthropy and nonprofit leadership, including The Burning Man Project and Lumina Foundation. Mr. Goldberg holds an M.B.A. from Stanford University, an M.A. in International Studies from The University of Melbourne, and a B.A. in English from Cornell University.

Board Membership Qualifications: Mr. Goldberg has extensive knowledge and significant experience in the online advertising sector of the global travel industry. Mr. Goldberg also possesses strategic and governance skills gained through his executive and director roles with several other companies..

Jay C. Hoag



Mr. Hoag co-founded Technology Crossover Ventures, a private equity and venture capital firm, in 1995 and continues to serve as a founding General Partner. In addition to the board of directors of the Company, Mr. Hoag currently serves on the boards of directors of the following public companies: Netflix, Inc., Peloton Interactive, Inc. and Zillow Group, Inc. Mr. Hoag previously served on a number of other boards of directors of public and private companies. Mr. Hoag is also on the Board of Trustees of Northwestern University and Vanderbilt University, and the Investment Advisory Board of the University of Michigan. Mr. Hoag holds an M.B.A. from the University of Michigan and a B.A. from Northwestern University.

Board Membership Qualifications: As a venture capital investor, Mr. Hoag brings strategic insights and extensive financial experience to the Company's Board. He has evaluated, invested in and served as a board and committee member of numerous companies, both public and private, and is familiar with a full range of corporate and board functions. His many years of experience helping companies shape and implement strategy provide the Company's Board with unique perspectives on matters such as risk management, corporate governance, talent selection and leadership development.

Age: 65
Director Since: 2018

Committee Memberships:
- Compensation
- Section 16

Betsy L. Morgan



Ms. Morgan is currently the co-founder of Magnet Companies, a private equity-backed company focused on media and commerce, and an associate professor at Columbia Business School and Columbia College. From February 2016 to July 2018, Ms. Morgan served as an Executive in Residence of LionTree, an advisory and merchant bank firm specializing in technology and media. From January 2011 to July 2015, Ms. Morgan was the CEO of TheBlaze, an early multi-platform and direct-to-consumer news and entertainment company. Prior to TheBlaze, Ms. Morgan was the CEO of The Huffington Post. Ms. Morgan currently serves on the board of directors of the following privately-held companies: Trusted Media Brands, Chartbeat and TheSkimm. Ms. Morgan has an M.B.A. from Harvard Business School and a B.A. in Political Science and Economics from Colby College, where she served as a member of the Board of Trustees for eight years. She is also a contributor to Riptide, an oral history of journalism and digital innovation created by Harvard's Shorenstein Center on Media, Politics and Public Policy.

Board Membership Qualifications: Ms. Morgan has extensive experience leading digital media, subscription and original content businesses. This experience benefits Tripadvisor and its stockholders as we continue to execute on our strategy. Her financial background, investment knowledge and board experience also make her valuable to the Board, able to provide valuable insight and advice.

Age: 55
Director Since: 2019

Committee Memberships:
- Compensation—Chair
- Section 16—Chair

M. Greg O'Hara



Age: 58
Director Since: 2020

Committee Memberships:
- None

Mr. O'Hara is the Founder and a Senior Managing Director of Certares Management LLC ("Certares"). Prior to forming Certares, he served as Chief Investment Officer of JPMorgan Chase's Special Investments Group ("JPM SIG"). Prior to JPM SIG, Mr. O'Hara was a Managing Director of One Equity Partners ("OEP"), the private equity arm of JPMorgan. Before joining OEP in 2005, he served as Executive Vice President of Worldspan and was a member of its board of directors. Mr. O'Hara is the Chairman of American Express Global Business Travel and the Chairman of the World Travel & Tourism Council, serves on the boards of directors of Hertz Global Holdings, Tripadvisor, and Certares Holdings, where he is the Head of the Investment Committee, and is a member of the Management Committee of Certares, CK Opportunities Fund, where he is a member of the Investment Committee and the Management Committee, and Certares Real Estate Holdings, where he is a member of the Investment Committee and the Management Committee. Mr. O'Hara received his M.B.A. degree from Vanderbilt University.

Board Membership Qualifications: Mr. O'Hara's extensive background in investment analysis and management and his particular expertise in the travel industry contribute to our Board's evaluation of investment and financial opportunities and strategies and strengthen our Board's collective qualifications, skills and attributes.

Jeremy Philips



Age: 51
Director Since: 2011

Committee Memberships:
- Audit

Mr. Philips has been a general partner of Spark Capital since May 2014. From 2012 to 2014, Mr. Philips invested in private technology companies. From 2010 to 2012, Mr. Philips served as the Chief Executive Officer of Photon Group Limited, a holding company listed on the Australian Securities Exchange. From 2004 to 2010, Mr. Philips held various roles of increasing responsibility with News Corporation, most recently as an Executive Vice President in the Office of the Chairman. Before joining News Corporation, he served in several roles, including co-founder and Vice-Chairman of ecorp, a publicly-traded Internet holding company, and as an analyst at McKinsey & Company. Mr. Philips is on the board of directors of Angi Inc. and several private Internet companies. He served on the board of directors of Affirm Holdings from 2015 to 2021. He holds a B.A. and LL.B. from the University of New South Wales and an MPA from the Harvard Kennedy School of Government.

Board Membership Qualifications: Mr. Philips has significant strategic and operational experience acquired through his service as chief executive officer and other executive-level positions. He also possesses a high level of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions as well as an extensive background in the Internet industry.

Albert E. Rosenthaler



Mr. Rosenthaler has served as Senior Advisor of LMC since January 2024. Until his resignation effective January 1, 2024, Mr. Rosenthaler served as Chief Corporate Development Officer of LMC, Qurate, LTRIP, Atlanta Braves Holdings, Inc., and LBC from October 2016 to December 2023. He previously served as Chief Corporate Development Officer of GCI Liberty, Inc. from March 2018 to December 2020, Liberty Expedia from October 2016 to July 2019, and Liberty Media Acquisition Corporation from November 2020 to December 2022. Mr. Rosenthaler serves as a director of LTRIP. He holds a Bachelor of Arts degree from Olivet College and a Master of Accounting Science from the University of Illinois.

Board Membership Qualifications: Mr. Rosenthaler has significant executive and financial experience gained through his service as an executive officer of Qurate and LMC for many years and as a partner of a major national accounting firm for more than five years prior to joining Qurate and Liberty. Mr. Rosenthaler brings a unique perspective to our Board, focused in particular on the areas of tax management, mergers and acquisitions and financial structuring. Mr. Rosenthaler's perspective and expertise assist the Board in developing strategies that take into consideration the application of tax laws and capital allocation.

Age: 64
Director Since: 2016

Committee Memberships:
- None

Trynka Shineman Blake



Ms. Shineman serves on the board of directors of SEMRush, an online visibility and content marketing SaaS business that helps marketers do their job more effectively and serves as chair of its Nominations and Governance Committee. From March 2004 through February 2019, Ms. Shineman held positions of increasing responsibility with Cimpress N.V., and most recently was the Chief Executive Officer of its Vistaprint business. Ms. Shineman has an M.B.A. from Columbia Business School and a B.A. in Psychology from Cornell University.

Board Membership Qualifications: Ms. Shineman has many years of experience with customer-focused businesses and with digital transformations. She has extensive experience helping companies develop a deep understanding of customer needs and shaping the organization around those needs. She is able to provide the Board and management with important insight and counsel as Tripadvisor improves its platform to provide its users a better and more inspired travel planning experience.

Age: 50
Director Since: 2019

Committee Memberships:
- Audit

Jane Jie Sun



Age: 55
Director Since: 2020

Committee Memberships:
- None

Jane Jie Sun (孙洁) has served as the Chief Executive Officer of Trip.com, as well as a member of the board of directors, since November 2016. Prior to that, she was a co-President since March 2015, Chief Operating Officer since May 2012, and Chief Financial Officer from 2005 to 2012. Ms. Sun is a member of the JPMorgan Asian Advisory Board, vice chair of the World Travel and Tourism Council, co-chair of the Development Advisory Board of University of Michigan and Shanghai Jiao Tong University Joint Institute, and a board member and Business Leaders Group Committee member of Business China established by Singapore's Founding Prime Minister Mr. Lee Kuan Yew. Ms. Sun received her B.S. in Accounting from the University of Florida in August 1992 with high honors. She also obtained her LL.M. degree from Peking University Law School in July 2010. Ms. Sun has been a director MakeMyTrip Limited since August 2019 and a director of iQIYI, Inc. since June 2018.

Board Membership Qualifications: Ms. Sun has significant financial and business experience operating and managing online travel businesses as well as mergers and acquisitions and financial reporting. She provides our board with leadership perspective on the operation and management of large companies operating in the travel space. As a female CEO in China's high-tech industry, Ms. Sun has made it her mission to empower women to achieve balance and success in both their career and family lives and is a strong advocate for gender equality.

Robert S. Wiesenthal



Age: 57
Director Since: 2011

Committee Memberships:
- Audit–Chair

Since July 2015, Mr. Wiesenthal has served as founder and Chief Executive Officer of Blade Air Mobility, Inc., a technology-powered, global air mobility platform committed to reducing travel friction by providing cost-effective air transportation alternatives to some of the most congested ground routes in the U.S., Canada, Europe, and India. Blade is largest arranger of helicopter flights in and out of city centers in the U.S. From January 2013 to July 2015, Mr. Wiesenthal served as Chief Operating Officer of Warner Music Group Corp., a leading global music conglomerate. From 2000 to 2012, Mr. Wiesenthal served in various senior executive capacities with Sony Corporation ("Sony"), most recently as Executive Vice President and Chief Financial Officer. Prior to joining Sony, from 1988 to 2000, Mr. Wiesenthal served in various capacities with Credit Suisse First Boston, most recently as Managing Director, Head of Digital Media and Entertainment. Mr. Wiesenthal previously served on the board of directors of Starz. Mr. Wiesenthal has a B.A. from the University of Rochester.

Board Membership Qualifications: Mr. Wiesenthal possesses extensive strategic, operational and financial experience, gained through his wide range of service in executive-level positions with a strong focus on networked consumer electronics, entertainment, and digital media. He also has a high degree of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions.

All of our nominees also have extensive management experience in complex organizations. In addition to the information presented regarding each nominee's specific experience, qualifications, attributes, and skills that led the Board to the conclusion that he or she should be nominated as a director, each nominee has proven business acumen and an ability to exercise sound judgment, as well as a commitment to Tripadvisor and its Board as demonstrated by each nominee's past service. The Board considered the Nasdaq requirement that Tripadvisor's Audit Committee be composed of at least three independent directors, as well as specific Nasdaq and U.S. Securities and Exchange Commission ("SEC") requirements regarding financial literacy and expertise.

Required Vote

Election of Mss. Morgan and Sun and Messrs. Maffei, Hoag, Goldberg, O'Hara and Rosenthaler as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of Tripadvisor common stock and Class B common stock, present in person or represented by proxy, voting together as a single class. Election of Ms. Shineman and Messrs. Philips and Wiesenthal as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of Tripadvisor common stock, present in person or represented by proxy, voting together as a separate class.

We ask our stockholders to vote in favor of each of the director nominees. Valid proxies received pursuant to this solicitation will be voted in the manner specified. With respect to the election of directors, you may vote "FOR" or "WITHHOLD". Where no specification is made, it is intended that the proxies received from stockholders will be voted "FOR" the election of the director nominees identified. Votes withheld and broker non-votes will have no effect because approval by a certain percentage of voting stock present or outstanding is not required.

> **THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES FOR DIRECTOR NAMED ABOVE.**

CORPORATE GOVERNANCE

Corporate Governance Highlights

We are a "controlled company" as defined under the Nasdaq Stock Market Listing Rules (the "Nasdaq Rules"). As such, we are exempt from certain requirements for public companies under the Nasdaq Rules; however, the Company's Board endeavors to conduct itself and to manage the Company in a way that best serves all of the Company's stockholders. We strive to maintain the highest governance standards in our business and our commitment to effective corporate governance is illustrated by the following practices:

- Chairman of the Board separate from the CEO;

- Eight of the ten directors are independent;

- All three Audit Committee members are independent and "financial experts";

- Board review of enterprise risk management and related policies, processes and controls, with Board committees exercising oversight for risk matters within their purview;

- Board oversight over management's development and execution of the Company's strategy and plan, including the extent to which risks and opportunities are embedded in that strategy;

- Direct access and regular communication between the Board and members of senior management;

- Actively seek members of historically underrepresented groups for every open Board seat;

- Stock ownership guidelines for directors and executive officers; and

- Comprehensive insider trading policy that also prohibits hedging and pledging transactions of our stock by directors or employees.

In addition, please note the summary information below regarding our Board:



BOARD INDEPENDENCE

80% Independent

Independent (8)
Non-Independent (2)

86% of S&P 500 directors are independent



GENDER DIVERSITY

30% Female

Female (3)
Male (7)

33% of S&P 500 directors are female



BOARD TENURE

7.1 Avg years of tenure

< 3 years (1)
3-5 years (4)
> 5 years (5)

7.8 years is the average tenure of S&P 500 boards



DIRECTOR AGE

57.1 Avg director age

60-65 years (3)
50-59 years (7)

63 years is the average age of S&P 500 directors

Board Diversity Matrix

In compliance with Nasdaq Rules, the table below provides certain information about the composition of our directors and director nominees as of April 26, 2024. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Size:				
Total Number of Directors	**10**			
Gender:	**Male**	**Female**	**Non-Binary**	**Gender Undisclosed**
Number of directors based on gender identity	7	3	—	—
Number of directors who identify in any of the categories below:				
African American or Black	—	—	—	—
Alaskan Native or American Indian	—	—	—	—
Asian	—	1	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	7	2	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—			
Demographic Background Undisclosed	0			

Board of Directors

Director Qualifications, Skills and Experiences

The Board believes that a complementary mix of diverse qualifications, skills, attributes and experiences will best serve our Company and our stockholders. Our Board, like the Company, is committed to a policy of inclusiveness and diversity. As a result, our Board is comprised of a diverse group of individuals whose previous experience, financial and business acumen, personal ethics and dedication to our Company benefit the Company and our stockholders. The specific experience and qualifications of each of our Board members are set forth above. Below is a summary of some of the qualifications, experience, and attributes of our director nominees:

Director Nominee Qualifications, Expertise, and Attributes



Accounting, Finance and/or Financial Reporting
Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in overseeing financial reporting and disclosure controls and procedures.

> 5



Consumer Facing Business
Has experience operating or advising companies operating consumer facing businesses.

> 5



Governance
Current or prior experience serving on a public company board or counseling such boards on governance, risk management and fiduciary matters.

> 3



Risk Management
Possesses the ability to understand, identify and oversee mitigation of the various types of risk inherent with a public company and specific to our business and the industry in which we operate.

> 1



Senior Executive Leadership
Extended leadership experience for a significant enterprise, resulting in a practical understanding of organizations and processes, strategies to grow sales and market share, build brand awareness and equity and enhance enterprise value.

> 8



Strategic Planning
Leadership experience in a significant organization resulting in strength in strategic planning, driving change and delivering long-term growth and risk management.

> 6



Technology / Cybersecurity
A significant background working in technology, resulting in knowledge of how to anticipate technological trends, general disruptive innovation and cybersecurity risks.

> 1



Travel and Leisure Industry
Knowledge of the travel and leisure industry and the challenges and opportunities facing our business.

> 5

Director Diversity

In case of a Board vacancy or if the Board elects to increase its size, determinations regarding the eligibility of director candidates are made by the entire Board, which considers the candidate's qualifications as to skills and experience in the context of the needs of the Board and our stockholders. When seeking new Board candidates, the Board is committed to including members of historically underrepresented groups (including individuals with a disability, individuals who identify as women and/or LGBTQ+ and members of historically underrepresented ethnic and racial groups) in the pool of candidates from which the Board nominees are chosen. Currently and as proposed, the Board consists of three women, including one woman who is a member of a historically underrepresented group.

Director Independence

Under the Nasdaq Rules, the Board has a responsibility to make an affirmative determination that those members of the Board who serve as independent directors do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In connection with these independence determinations, the Board reviews information regarding transactions, relationships and arrangements relevant to independence, including those required by the Nasdaq Rules. This information is obtained from director responses to questionnaires circulated by management, as well as our records and publicly available information. Following this determination, management monitors those transactions, relationships and arrangements that were relevant to such determination, as well as solicits updated information potentially relevant to independence from internal personnel and directors, to determine whether there have been any developments that could potentially have an adverse impact on the Board's prior independence determination.

Based on the information provided by each director concerning his or her background, employment and affiliations and upon review of this information, our Board previously determined that each of Mmes. Morgan, Shineman and Sun and Messrs. Hoag, Philips, O'Hara and Wiesenthal does not have a relationship that should interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under the applicable rules and regulations of the SEC and Nasdaq. In making its independence determinations, the Board considered the applicable legal standards and any relevant transactions, relationships or arrangements. In addition to the satisfaction of the director independence requirements set forth in the Nasdaq Rules, members of the Audit Committee and Compensation Committees also satisfied separate independence requirements under the current standards imposed by the SEC and the Nasdaq Rules for audit committee members and by the SEC, and Nasdaq Rules for compensation committee members. At the first meeting of the Board following the Annual Meeting, the Board intends to conduct a review of director independence and to designate the members of the Board to serve on each of the committees and the Chair of each of the committees for the directors' term.

Controlled Company Status

As of the record date, LTRIP beneficially owned 16,445,894 shares of our common stock and 12,799,999 shares of our Class B common stock, which shares constitute 13.0% of the outstanding shares of common stock and 100% of the outstanding shares of Class B common stock, respectively. Assuming the conversion of all of LTRIP's shares of Class B common stock into common stock, LTRIP would beneficially own 21.0% of the outstanding common stock. Because each share of Class B common stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, LTRIP may be deemed to beneficially own equity securities representing 56.8% of our voting power. LTRIP has filed a Statement of Beneficial Ownership on Schedule 13D with respect to its Tripadvisor holdings and related voting arrangements with the SEC.

The Nasdaq Rules exempt "controlled companies," or companies of which more than 50% of the voting power is held by an individual, a group or another company, such as Tripadvisor, from certain governance requirements under the Nasdaq Rules. On this basis, Tripadvisor is relying on the exemption for controlled companies from certain requirements under the Nasdaq Rules, including, among others, the requirement that the Compensation Committees be composed solely of independent directors and certain requirements relating to the nomination of directors.

Board Leadership Structure

Mr. Maffei serves as the Chairman of the Board, and Mr. Goldberg serves as President and Chief Executive Officer of Tripadvisor. The roles of Chief Executive Officer and Chairman of the Board are currently separated in recognition of the differences between the two roles. This leadership structure provides us with the benefit of Mr. Maffei's oversight of Tripadvisor's strategic goals and vision, coupled with the benefit of a full-time Chief Executive Officer dedicated to focusing on the day-to-day management and continued growth of Tripadvisor and its operating businesses. We believe that it is in the best interests of our stockholders for the Board to make a determination regarding the separation or combination of these roles each time it elects a new Chairman or Chief Executive Officer based on the relevant facts and circumstances applicable at such time.

Independent members of the Board chair our Audit Committee, Compensation Committee, and Section 16 Committee.

Meeting Attendance

The Board met five times and acted by written consent two times in 2023. During such period, each member of the Board, with the exception of Ms. Sun, attended at least 75% of the meetings of the Board and the Board committees on which they served. The independent directors meet in regularly scheduled sessions, typically before or after each Board meeting, without the presence of management. We do not have a lead independent director or any other formally appointed leader for these sessions. Directors are encouraged but not required to attend annual meetings of stockholders. Six of the incumbent directors who were directors at the time attended the annual meeting of stockholders.

Committees of the Board of Directors

The Board has the following standing committees: the Audit Committee, the Compensation Committee, the Section 16 Committee and the Executive Committee. The Audit, Compensation and Section 16 Committees operate under written charters adopted by the Board. These charters are available in the "Corporate Governance" section of the Investor Relations page of Tripadvisor's corporate website at ir.tripadvisor.com. At each regularly scheduled Board meeting, the Chairperson of each committee provides the full Board with an update of all significant matters discussed, reviewed, considered and/or approved by the relevant committee since the last regularly scheduled Board meeting. The membership of our Audit, Compensation and Section 16 Committees ensures that directors with no direct ties to Company management are charged with oversight for all financial reporting and executive compensation related decisions made by Company management.

The following table sets forth the current members of the Board and the members of each committee of the Board. At the first meeting of the Board following the Annual Meeting, the Board intends to conduct a review of director independence and to designate the members of the Board to serve on each of the committees and the Chair of each of the committees for the directors' term.

	Audit Committee	Compensation Committee	Section 16 Committee	Executive Committee
Gregory B. Maffei	—	X	—	X
Matt Goldberg	—	—	—	X
Jay C. Hoag	—	X	X	—
Betsy L. Morgan	—	Chair	Chair	—
M. Greg O'Hara	—	—	—	—
Jeremy Philips	X	—	—	—
Albert E. Rosenthaler	—	—	—	—
Trynka Shineman Blake	X	—	—	—
Jane Jie Sun	—	—	—	—
Robert S. Wiesenthal	Chair	—	—	—

Audit Committee

Members:

Robert S. Wiesenthal (Chair)
Trynka Shineman Blake
Jeremy Philips

The Audit Committee of the Board currently consists of three directors: Ms. Shineman and Messrs. Philips and Wiesenthal. Mr. Wiesenthal is the Chairman of the Audit Committee. Each Audit Committee member satisfies the independence requirements under the current standards imposed by the rules of the SEC and Nasdaq. The Board has determined that each of Ms. Shineman and Messrs. Philips and Wiesenthal is an "audit committee financial expert," as such term is defined in the regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee is appointed by the Board to assist the Board with a variety of matters discussed in detail in the Audit Committee charter, including reviewing and discussing with management standards and/or metrics as recommended by regulators and The Nasdaq Stock Market, and monitoring:

- the integrity of our accounting, financial reporting and public disclosures process;
- our relationship with our independent registered public accounting firm, including qualifications, performance and independence;
- the performance of our internal audit department;
- our compliance with legal and regulatory requirements and the Company's compliance policies and programs; and
- the extent to which various issues (including but not limited to environmental, social and governance ("ESG") matters, cybersecurity risk, etc.) will impact the Company's financial performance and the Company's ability to create long-term value.

The Audit Committee met six times in 2023. The formal report of the Audit Committee with respect to the year ended December 31, 2023, is set forth in the section below titled "Audit Committee Report." A copy of the Audit Committee Charter is available on our website at https://ir.tripadvisor.com/corporate-governance.

Compensation Committee

Members:

Betsy L. Morgan (Chair)
Jay C. Hoag
Gregory B. Maffei

The Compensation Committee currently consists of three directors: Messrs. Hoag and Maffei and Ms. Morgan, with Ms. Morgan serving as the Chairperson of the Compensation Committee. Because we are a "controlled company" within the meaning of the Nasdaq Rules, our Compensation Committee is not required to be composed entirely of independent directors. With the exception of Mr. Maffei, each member is an "independent director" as defined by the Nasdaq Rules. No member of the Compensation Committee is an employee of Tripadvisor.

The Compensation Committee is responsible for:

- designing and overseeing compensation with respect to our executive officers, including salary matters, bonus plans and stock compensation plans;
- administrating our stock plans, including approving grants of equity awards but excluding matters governed by Rule 16b-3 under the Exchange Act (which are handled by the Section 16 Committee described below);
- periodically reviewing and approving compensation of the members of our Board; and
- overseeing the Company's strategy and policies, programs, initiatives and actions related to human capital management within the Company's workforce, that include talent recruitment, development and retention, promoting diversity, inclusion, Company culture and employee engagement.

The Compensation Committee met six times in 2023 and acted by written consent three times. A description of our policies and practices for the consideration and determination of executive compensation is included in the section below titled "Compensation Discussion and Analysis." A copy of the Compensation Committee and Section 16 Committee Charter is available on our website at https://ir.tripadvisor.com/corporate-governance.

Section 16 Committee	
Members: **Betsy L. Morgan (Chair)** Jay C. Hoag	The Section 16 Committee currently consists of two directors: Mr. Hoag and Ms. Morgan, with Ms. Morgan serving as the Chairperson of the Section 16 Committee. Each member is an "independent director" as defined by the Nasdaq Rules and satisfies the definition of "non-employee director" for purposes of Section 16 of the Exchange Act. The Section 16 Committee met six times in 2023 and acted by written consent three times. The Section 16 Committee is authorized to exercise all powers of the Board with respect to matters governed by Rule 16b-3 under the Exchange Act, including approving grants of equity awards to Tripadvisor's executive officers. A copy of the Compensation Committee and Section 16 Committee Charter is available on our website at https://ir.tripadvisor.com/corporate-governance. In this Proxy Statement, we refer to the Compensation Committee and Section 16 Committee collectively as the "Compensation Committees."

Executive Committee	
Members: Matt Goldberg Gregory B. Maffei	The Executive Committee currently consists of two directors: Messrs. Goldberg and Maffei. The Executive Committee has the powers and authority of the Board, except for those matters that are specifically reserved to the Board under Delaware law or our organizational documents. The Executive Committee primarily serves as a means to address issues that may arise and require Board approval between regularly scheduled Board meetings. The following are some examples of matters that could be handled by the Executive Committee: • oversight and implementation of matters approved by the Board (including any share repurchase program); • administrative matters with respect to benefit plans, transfer agent matters, banking authority, formation of subsidiaries and other administrative items involving subsidiaries and determinations or findings under Tripadvisor's financing arrangements; • in the case of a natural disaster or other emergency as a result of which a quorum of the Board cannot readily be convened for action, directing the management of the business and affairs of Tripadvisor during such emergency or natural disaster; • in connection with the maintenance of a robust governance structure, Board evaluations to identify any areas of risk and/or improvement; and • general oversight over the Company's ESG program. The Executive Committee met informally throughout 2023.

Risk Oversight

Assessing and managing the day-to-day risk of our business is the responsibility of Tripadvisor's management. Our Board as a whole is responsible for oversight of our overall risk landscape and risk management efforts. Our Board is involved in risk oversight through direct decision-making authority with respect to significant matters and the oversight of management by the Board and its committees. The President and Chief Executive Officer; the Chief Financial Officer; the Chief Legal Officer and the Chief Compliance Officer attend Board meetings and discuss operational risks with the Board, including risks associated with the geographies in which we operate or are considering operating. Management also provides reports and presentations on strategic risks to the Board. Among other areas, the Board is involved, directly or through its committees, in overseeing risks related to our corporate strategy, business continuity, data privacy and cybersecurity and other technology risks, crisis preparedness, and competitive and reputational risks.

The Board has delegated primary responsibility for oversight over certain risks to the Audit Committee and the Compensation Committees. The committees of the Board execute their oversight responsibility for risk management as follows:

• The Audit Committee has primary responsibility for discussing with management Tripadvisor's major financial risks and the steps management has taken to mitigate, monitor and manage such risks. The Audit Committee also has primary responsibility for oversight over the Company's significant business risks, including operational, data privacy, and cybersecurity risks. In fulfilling its responsibilities, the Audit Committee receives regular reports from, among others, the Chief Financial Officer, the Chief Legal Officer, the Chief Accounting Officer and the Chief Compliance Officer as well as from representatives of tax, treasury, information security, internal audit, the Company's Compliance Committee and the Company's independent auditors. The Audit Committee makes regular reports to the Board. In addition, the Company has, under the supervision of the Audit Committee, established procedures available to all employees for the anonymous and confidential submission of complaints relating to any matter to encourage employees to report questionable activities directly to our senior management and the Audit Committee.

- The Compensation Committees consider and evaluate risks related to our cash and equity-based compensation programs, policies and practices and evaluate whether our compensation programs encourage participants to take excessive risks that are reasonably likely to have a material adverse effect on Tripadvisor or our business. Consistent with SEC disclosure requirements, the Compensation Committees, working with management, have assessed the compensation policies and practices for our employees, including our executive officers, and have concluded that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on Tripadvisor.

Ultimately, management is responsible for the day-to-day risk management process, including identification of key risks and implementation of policies and procedures to manage, mitigate and monitor risks. In fulfilling these duties, management conducts annually an enterprise and internal audit risk assessment and uses the results of these assessments in its risk management efforts. In addition, management has designated a Chief Compliance Officer and formed a Compliance Committee in connection with the implementation, management and oversight of a corporate compliance program to promote operational excellence throughout the entire organization in adherence with all legal and regulatory requirements and with the highest ethical standards.

Director Nominations

Given the ownership structure of Tripadvisor and our status as a "controlled company," the Board does not have a nominating committee or other committee performing similar functions or any formal policy on director nominations. The Board does not have specific requirements for eligibility to serve as a director of Tripadvisor; however, the Board does consider, among other things, diversity when considering nominees to serve on our Board. We broadly construe diversity to mean diversity of opinions, perspectives, and personal and professional experiences and backgrounds, such as gender, race and ethnicity, as well as other differentiating characteristics. In evaluating candidates, regardless of how recommended, the Board considers a number of factors, including whether the professional and personal ethics and values of the candidate are consistent with those of Tripadvisor; whether the candidate's experience and expertise would be beneficial to the Board in rendering service to Tripadvisor, including in providing a mix of Board members that represent diversity of backgrounds, perspectives and opinions; whether the candidate is willing and able to devote the necessary time and energy to the work of the Board; and whether the candidate is prepared and qualified to represent the best interests of Tripadvisor's stockholders.

Pursuant to a Governance Agreement, LTRIP has the right to nominate a number of directors equal to 20% of the total number of the directors on the Board (rounded up to the next whole number if the number of directors on the Board is not an even multiple of five) for election to the Board so long as certain stock ownership requirements are satisfied. LTRIP has nominated Messrs. Maffei and O'Hara as nominees for 2024. The other nominees to the Board were recommended by the Chairman and then were considered and recommended by the entire Board.

The Board does not have a formal policy regarding the consideration of director candidates recommended by stockholders, as historically Tripadvisor has not received such recommendations. However, the Board would consider such recommendations if made in the future. Stockholders who wish to make such a recommendation should send the recommendation to Tripadvisor, Inc., 400 1st Avenue, Needham, Massachusetts 02494, Attention: Secretary. The envelope must contain a clear notation that the enclosed letter is a "Director Nominee Recommendation." The letter must identify the author as a stockholder, provide a brief summary of the candidate's qualifications and history and be accompanied by evidence of the sender's stock ownership, as well as consent by the candidate to serve as a director if elected. Any director candidate recommendations will be reviewed by the Secretary and, if deemed appropriate, forwarded to the Chairman for further review. If the Chairman believes that the candidate fits the profile of a director nominee as described above, the recommendation will be shared with the entire Board.

Environmental, Social and Governance

When we travel we are reminded that the world is a friendly place, that people are generous, and that we share more in common with our fellow travelers than not. We strive to use our platform to not only help people around the world plan, book and experience their perfect trip but also to be an ally for social good, including on ESG issues. At Tripadvisor, we consider ESG in how we support our team, how we give back to the community, and how we can reduce our environmental impacts. Below are the three areas in which we engage in the most critical initiatives.



People Practices	Corporate Responsibility	Environmental Impact
Invest in our Employees	Engage in Responsible & Ethical Business Practices	Manage Real Estate with the Environment in Mind
Foster a Culture of Equity, Diversity and Inclusion	Strengthen Community Impact through Philanthropy & Civic Engagement	Reduce Dependence on Energy Intensive Resources
Provide Development and Growth Opportunities	Support our Industry	Support Sustainability in our Industry

People Practices

We believe a critical driver of our Company's success is our people. The Company's management oversees various initiatives for talent acquisition, retention, and development and provides regular reports to the Board. We are committed to identifying and developing talent to help our employees accelerate their growth and achieve their career goals. Our overall talent acquisition and retention strategy is designed to attract and retain diverse, qualified employees who will help us achieve our performance goals and ensure the success of the Company.

We recruit the best people for the job without regard to gender, race, ethnicity, sexual orientation, gender identity, disability, or other protected characteristics. As part of our diversity recruiting strategy, a recruiting scorecard was instituted to keep us accountable for our recruiting goals. We support and develop our employees through global training and development programs that build and strengthen employees' leadership and professional skills. Leadership development includes programs for new leaders as well as programs designed to support more experienced leaders. We also partner with external training organizations to help provide our employees with the knowledge and skills they need to succeed.

Our equity, diversity, and inclusion ("ED+I") strategy is anchored by four pillars: people, culture, business, and reputation. The strategy supports our philosophy of championing the diverse identities, abilities, experiences, and voices of our employees, travelers, candidates, business partners, and industry peers.

Our objectives include hiring, retaining, and advancing a workforce of diverse cultures, backgrounds, abilities, and perspectives. We have several initiatives and programs in place to achieve these goals.

We advance inclusion in our workplace by offering a variety of learning experiences focused on increasing awareness, reducing bias, upskilling managers, and fostering a work culture of belonging. These learning experiences are available to all levels of the organization, from senior leadership to individual contributors. In addition to our internal development, we are committed to enriching our employees' development through external learning experiences, like the Massachusetts Conference for Women, the Black Travel Alliance's Wavelength event, and educational webinars hosted by our partners at Disability:IN.

To support our workforce, we have a variety of global, employee-led, and driven Employee Resource Groups, or ERGs. These groups provide a space for employees to come together around shared identities and experiences. ERGs play an important role in supporting our ED+I strategy by shaping our organizational culture, offering learning and development experiences, promoting community, and encouraging allyship. Beyond their internal impact, ERGs also bring unique perspectives and insights that inform our markets, products, content, and employee experience.

From an accountability standpoint, we ask all managers to consider ED+I in the year-end performance review process and have considered ED+I as we have developed the Company's strategies. Additionally, in select countries where laws and regulations permit, we encourage voluntary employee self-identification (self-ID) recognizing the importance of thoroughly understanding our workforce's composition to inform our talent strategies and employee practices.

To better align with industry peers and build our ED+I network, we participate in many benchmarks, partnerships, and sponsorships. This year our benchmarks have included the Human Rights Campaign's Corporate Equality Index for LGBTQ+ inclusion (named a 2023 Equality 100 Award winner) and Disability:IN's Equality Index (scoring 80). In 2023 we sponsored the AfroTech conference, The International LGBTQ+ Travel Association (IGLTA) Annual Convention, and the Massachusetts Trans Political Coalition's Professionals for Trans Rights event. And finally, our CEO Matt Goldberg joined as a signatory on the CEO to CEO Letter on Disability Inclusion coordinated by our partners at Disability:IN.



Corporate Responsibility

Our global corporate responsibility program is currently focused on supporting responsible business practices in our operations as well as strengthening our community impact through philanthropy and civic engagement. We believe in mobilizing our people, expertise, resources and community to tackle some of society's most pressing humanitarian challenges. We recognize that by putting our purpose into action, we can have a positive impact on the communities we serve and help promote a world of understanding, empathy and care. For our users, we deliver innovative products and services to give them the confidence and freedom to create memorable experiences that will improve their own lives and the lives of those around them. For our employees, we emphasize a working environment where sustainability matters, and a company culture that embraces diverse talents and unique perspectives, where colleagues feel valued as both individuals and members of the team. For stockholders, we are focused on increasing the fundamental value of the Company and driving long-term stockholder value. For communities where we live and work, we are dedicated to improving individual well-being and strengthening families and communities.

In 2009, the Company established as a separate corporate entity and private foundation, The Tripadvisor Foundation (the "Foundation"), to demonstrate its commitment to the communities in which we operate. The Foundation has evolved since its creation and its focus is currently on harnessing connection and information to inspire civic engagement as well as supporting resilience in areas affected by crisis and displacement. Through its signature commitment to addressing the global displacement crisis, the Foundation has donated over $15 million to organizations supporting individuals and families fleeing crisis, primarily through its core NGO partners,

International Rescue Committee, Mercy Corps and World Central Kitchen. Since 2010, the Foundation has invested more than $45 million in communities around the world.

Internally, our TripGives program aims to inspire and enable our employees to be active global citizens by supporting the causes they care about in communities around the world. Through our Give, Serve, Learn model, we unite employees around pressing local and global issues and encourage them to lead community projects where they live and work. Starting in 2021, Tripadvisor committed to dedicating funding and resources for our ERGs to launch community impact projects with nonprofits that serve and support these groups.

The Company is committed to respecting human rights. As a global leader in the travel industry, we believe we have an opportunity to use our platform to effect positive change in people's lives, including the advancement of human rights through our business activities. In this regard, in 2021, Tripadvisor adopted a Global Human Rights Policy (the "GHR Policy") setting forth our commitment to establishing and maintaining best practices in respecting fundamental human rights and the ability to contribute to positive human rights impacts. The GHR Policy, and the commitments contained therein, formalize our long-standing commitment to uphold and respect human rights for all people. This GHR Policy consolidates our existing commitments and brings increased clarity on processes and procedures to assess and mitigate human rights risks, to avoid directly infringing on human rights and to prevent or mitigate adverse human rights impacts that are or potentially may be linked to our business.

Environmental Impact

We recognize that climate change and adverse impacts on the natural world are among the most pressing challenges facing humanity today. Environmental sustainability and how we manage our environmental impacts have implications for the geographies and markets in which we operate, our employees, our business partners, our customers, our investors and other stakeholders. We believe that we all have a responsibility to preserve and protect our planet and communities for generations to come.

Internally, over the last few years, we have invested in energy reduction and waste management strategies across the globe. From an energy emission perspective, we have performed LED upgrades in our global headquarters in the U.S. as well as in our London office. We have also reviewed and matched the central HVAC operations of our spaces to our actual occupancy schedule to minimize the amount of wasted run time on the central plants. In our global headquarters, we have installed a cold aisle containment system to reduce the energy consumption related to cooling our internal data center. Prior to the pandemic, we eliminated single-use items like utensils, bowls, plates, etc., and replaced them with reusable options. We switched from a single-serving style program to a bulk snacking and drinking program which reduced the number of single-serving wrappers and bottles going into the waste stream. During the pandemic, we switched to compostable cups, bowls and silverware for health and safety reasons and have been phasing out such items as our office operations resume, with the expectation to resume the "wash and reuse" program. In addition, in our global headquarters we installed an anaerobic digester which continues to divert food waste from the waste stream and landfills and generates thousands of gallons of clean water that is pumped into the sewer system. We have a 460kW fuel cell that we anticipate will generate approximately 60% of our electrical consumption.

Externally, Tripadvisor continues to be a founding member of the Travalyst coalition, a non-profit organization working to identify–and help bring about–the systemic changes needed in order for sustainable travel to be taken out of the niche and into the mainstream. We believe that tourism can, and must, play a key role in achieving a sustainable future for our world. We are committed to being a driving force that redefines what it means to travel, helping everyone explore our world in a way that protects both people and places, and secures a positive future for destinations and local communities for generations to come.

Communications with the Board

Stockholders who wish to communicate with the Board or a particular director may send such communication to Tripadvisor, Inc., 400 1st Avenue, Needham, Massachusetts 02494, Attention: Secretary. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication." All such letters must identify the author as a stockholder, provide evidence of the sender's stock ownership and clearly state whether the intended recipients are all members of the Board or certain specified directors. The Secretary will then review such correspondence and forward it to the Board, or to the specified director(s), if deemed appropriate. Communications that are primarily commercial in nature, that are not relevant to stockholders or other interested constituents, or that relate to improper or irrelevant topics will generally not be forwarded to the Board or to the specified director(s).

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Overview

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the external accounting firm retained to audit the Company's financial statements. The Audit Committee has retained KPMG LLP ("KPMG") as Tripadvisor's independent registered public accounting firm for the fiscal year ending December 31, 2024.

KPMG has served as Tripadvisor's independent registered public accounting firm continuously since the audit of the Company's financial statements for the fiscal year ended December 31, 2014. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent external audit firm. The members of the Audit Committee and the Board believe that the continued retention of KPMG to serve as the Company's independent external auditor is in the best interest of the Company and its investors. A representative of KPMG is expected to be present at the Annual Meeting, and will be given an opportunity to make a statement if he or she so chooses and will be available to respond to appropriate questions.

If the stockholders fail to vote to ratify the appointment of KPMG, the Audit Committee will reconsider whether to retain KPMG and may retain that firm or another firm without resubmitting the matter to our stockholders. Even if stockholders vote on an advisory basis in favor of the appointment, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Tripadvisor and our stockholders.

Required Vote

We ask our stockholders to ratify the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending December 31, 2024. This proposal requires the affirmative vote of a majority of the voting power of our shares, present in person or represented by proxy, and entitled to vote thereon, voting together as a single class. With respect to the ratification of KPMG, you may vote "FOR", "AGAINST" or "ABSTAIN". Abstentions will be counted toward the tabulations of voting power present and entitled to vote on the ratification of the independent registered public accounting firm proposal and will have the same effect as votes against the proposal. Brokers have discretion to vote on the proposal for ratification of the independent registered public accounting firm, and broker non-votes, if any, will have no effect on the proposal.

> **THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS TRIPADVISOR'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.**

Fees Paid to Our Independent Registered Public Accounting Firm

KPMG was Tripadvisor's independent registered public accounting firm for the fiscal years ended December 31, 2023 and 2022. The following table sets forth aggregate fees for professional services rendered by KPMG for the years ended December 31, 2023 and 2022.

	2023	2022
Audit Fees [1]	$2,560,712	$2,269,593
Audit-Related Fees [2]	—	484,341
Tax Fees [3]	35,163	27,261
Other Fees [4]	2,730	2,730
Total Fees	$2,598,605	$2,783,925

(1) Audit Fees include fees and expenses associated with the annual audit of our consolidated financial statements, statutory audits, review of our periodic reports, accounting consultations, review of SEC registration statements, report on the effectiveness of internal control, comfort letters, and consents and other services related to SEC matters.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and not reported under "Audit Fees," which also includes non-recurring transaction-related services performed separate from the annual audit.

(3) Tax Fees include fees and expenses for tax compliance, tax planning, and tax advice.

(4) Other Fees include accounting research software.

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee has responsibility for appointing, setting the compensation of, retaining and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by Tripadvisor's independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm's independence from Tripadvisor and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the Audit Committee, it requires specific pre-approval by the Audit Committee. The payment for any proposed non-audit services in excess of pre-approved cost levels requires specific pre-approval by the Audit Committee.

Pursuant to its pre-approval policy, the Audit Committee may delegate its authority to pre-approve services to one or more of its members, and it has currently delegated this authority to its Chairman, subject to a limit of $250,000 per approval. The decisions of the Chairman (or any other member(s) to whom such authority may be delegated) to grant pre-approvals must be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee may not delegate its responsibilities to pre-approve services to Company management.

All of the audit-related and all other services provided to us by KPMG in 2023 and 2022 were approved by the Audit Committee by means of specific pre-approvals or pursuant to the procedures contained in the Company's pre-approval policy.

The Audit Committee has considered the non-audit services provided by KPMG in 2023 and 2022, as described above, and believes that they are compatible with maintaining KPMG's independence in the conduct of their auditing functions.

AUDIT COMMITTEE REPORT

Management has primary responsibility for our financial statements, reporting process and system of internal control over financial reporting. Tripadvisor's independent registered public accounting firm is engaged to audit and express opinions on the conformity of our financial statements to generally accepted accounting principles, and the effectiveness of Tripadvisor's internal control over financial reporting.

The Audit Committee serves as a representative of the Board and assists the Board in monitoring (i) the integrity of our accounting, financial reporting and public disclosures process, (ii) our relationship with our independent registered public accounting firm, including qualifications, performance and independence, (iii) the performance of our internal audit department, and (iv) our compliance with legal and regulatory requirements. In this context, the Audit Committee met six times in 2023 and, among other things, took the following actions:

- appointed KPMG as our auditors and discussed with the auditors the overall scope and plans for the independent audit and pre-approved all audit and non-audit services to be performed by KPMG;

- reviewed and discussed with management and the auditors the audited consolidated financial statements for the year ended December 31, 2023, as well as our quarterly financial statements and interim financial information contained in each quarterly earnings announcement prior to public release;

- discussed with the auditors the matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") and the SEC, and received all written disclosures and letters required by the applicable requirements of the PCAOB;

- discussed with the auditors its independence from Tripadvisor and Tripadvisor's management as well as considered whether the non-audit services provided by the auditors could impair its independence and concluded that such services would not;

- reviewed and discussed with management and the auditors our compliance with the requirements of the Sarbanes-Oxley Act of 2002 with respect to internal control over financial reporting, together with management's assessment of the effectiveness of our internal control over financial reporting and the auditors' audit of internal control over financial reporting; and

- regularly met with KPMG, with and without management present, to discuss the results of their examinations, including the integrity, adequacy and effectiveness of the accounting and financial reporting processes and controls.

Relying on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2023, and the Board approved such inclusion.

No portion of this Audit Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that Tripadvisor specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed to be "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Members of the Audit Committee:

Robert S. Wiesenthal (Chairman)
Trynka Shineman Blake
Jeremy Philips

PROPOSAL 3:
ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

Overview

Pursuant to Section 14A of the Exchange Act, we are required to provide our stockholders with an opportunity to approve, on an advisory basis, the compensation of our named executive officers, or NEOs. In recognition of the preference of our stockholders expressed at our 2018 annual meeting of stockholders, the Board holds "say on pay" advisory votes every three years. Consistent with this practice and SEC rules, we are asking our stockholders to approve, on an advisory basis, the compensation of our NEOs as disclosed in this Proxy Statement.

Our Board, with the Compensation Committees and senior management, is committed to designing an effective compensation program and recognizes that our stockholders have an interest in our executive compensation policies and practices. Our executive compensation program is designed to attract, retain and motivate highly skilled executives with the experience and acumen that the Compensation Committees believe are necessary to achieve our long-term business objectives. In addition, the executive compensation program is designed to reward short-term and long-term performance and to align the financial interests of executive officers with the interests of our stockholders by tying a significant portion of their compensation to our performance, thereby rewarding our executive officers for the creation of stockholder value. We believe that the information provided in the "Executive Compensation" and "Compensation, Discussion and Analysis" sections of this Proxy Statement demonstrates that our executive compensation program has been designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term growth.

Our last advisory vote on the compensation of our NEOs was held at our 2021 annual meeting of stockholders. At that meeting, stockholders representing approximately 97.4% of the votes cast on the NEO compensation proposal approved, on an advisory basis, the compensation of our NEOs as disclosed in our proxy statement for that meeting. Since then, our Compensation Committee has made modifications to our executive compensation program in response to feedback from our stockholders, the recommendations of major proxy advisory firms, the practices of companies in our peer group and the views of our compensation consultant. We have adopted features and policies that we believe ensure promotion of stockholders' interests and strong corporate governance, including, but not limited to, the following:

- Greater portions of compensation that are performance based, or "at-risk", as described in more detail in the section entitled "Compensation Discussion and Analysis";

- Increased focus on structuring annual bonus and equity awards so that payouts are tied to the achievement of financial targets and strategic objectives;

- Cash and equity incentive awards are subject to our Clawback policy;

- Robust executive stock ownership guidelines;

- Amendment of our stock plan to eliminate "single-trigger" acceleration of equity awards upon a "change in control" and to provide for "double trigger" equity acceleration;

- A policy that prohibits hedging, or hedging against losses, of Tripadvisor securities; and

- Provisions in our equity plans that prohibit repricing of stock options without stockholder approval.

We will continue to evaluate ways to ensure that our executive compensation programs compensate our NEOs for performance that furthers our business strategy and initiatives, competitive performance, sound corporate governance principles and stockholder value and return. We will continue to seek to align our NEOs' incentive compensation opportunities to the achievement of short-term and long-term performance objectives that are directly aligned with the interest of our stockholders.

Required Vote

We are asking for stockholder approval, on a non-binding advisory basis, of the compensation of our NEOs as disclosed in this Proxy Statement, which include the disclosures in the "Executive Compensation" and "Compensation Discussion and Analysis" sections, the compensation tables and the narrative discussion following the compensation tables. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the policies and practices described in this Proxy Statement.

Generally, approval of any matter presented to stockholders requires the affirmative vote of a majority of the voting power of the shares of our capital stock, present in person or represented by proxy, and entitled to vote thereon, voting together as a single class. This vote is advisory and therefore not binding on Tripadvisor, the Compensation Committees, or the Board. However, the Board and the Compensation Committees value the opinions Tripadvisor's stockholders express in their votes and will review the voting results and take them into consideration as they deem appropriate when making future decisions regarding our executive compensation program.

With respect to the advisory vote on the compensation of our NEOs, you may vote "FOR", "AGAINST" or "ABSTAIN". Abstentions will be counted toward the tabulations of voting power present and entitled to vote on this proposal and will have the same effect as votes against the proposal. Brokers do not have discretion to vote on the proposal regarding Tripadvisor's executive compensation and broker non-votes will have no effect on the proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL OF THE COMPENSATION OF TRIPADVISOR, INC.'S NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL 4:
ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY RESOLUTIONS TO APPROVE THE COMPENSATION OF TRIPADVISOR'S NAMED EXECUTIVE OFFICERS

Overview

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, this proposal, commonly known as a "say on frequency" proposal, enables our stockholders to vote, on an advisory or non-binding basis, on how frequently they would like to vote on future advisory resolutions to approve the compensation of our NEOs. By voting on this proposal, stockholders may indicate whether they would prefer an advisory vote on NEO compensation every one, two or three years. At the 2012 annual meeting of stockholders, our stockholders determined to hold a vote, on an advisory basis, to approve the compensation of our NEOs every three years; however, the SEC rules require that stockholders must be given the opportunity to vote on their preference as to how frequently we should seek future non-binding, advisory votes to approve the compensation of our NEOs no less frequently than every six years. In light of our stockholders' prior stated preference, as expressed in the 2018 vote, our Board recommends that stockholders vote for a three-year interval for future advisory votes on the compensation of our NEOs.

In formulating its recommendation, our Board considered that a triennial vote on an advisory resolution to approve the compensation of our NEOs is a reasonable frequency, as it is more in line with the long-term nature of our equity compensation horizon and because it would allow for an appropriate interval between the vote and an opportunity to evaluate our consideration of the results of the prior vote, thereby enabling our stockholders to assess the impact of our NEO compensation policies and decisions.

Required Vote

We ask our stockholders to vote for, on a non-binding, advisory basis, a three-year interval for future advisory resolutions to approve the compensation of our NEOs. Generally, approval of any matter presented to stockholders requires the affirmative vote of a majority of the voting power of the shares of our capital stock, present in person or represented by proxy, and entitled to vote thereon, voting together as a single class. Although this vote will not be binding on TripAdvisor or the Board, the Board will take into account the outcome of this vote in making a determination on the frequency at which we will include future advisory resolutions to approve the compensation of our NEOs in future proxy statements.

With respect to the interval for future advisory resolutions, you may vote for "1 YEAR", "2 YEARS", "3 YEARS" or "ABSTAIN". Abstentions will be counted toward the tabulations of voting power present and entitled to vote at the meeting but will have the effect of a vote not cast on the specific proposal. Brokers do not have discretion to vote on the proposal regarding the frequency of future advisory votes to approve our NEO compensation and broker non-votes will have no effect on the proposal.

> **THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE TO HOLD FUTURE ADVISORY VOTES TO APPROVE THE COMPENSATION OF TRIPADVISOR, INC.'S NAMED EXECUTIVE OFFICERS EVERY "THREE YEARS."**

PROPOSAL 5:
STOCKHOLDER PROPOSAL REQUESTING A REPORT ON IMPLEMENTATION OF THE GLOBAL HUMAN RIGHTS POLICY CONCERNING OPERATION IN CAHRAs

Mercy Investment Services, Inc. ("Mercy"), The Episcopal Church, and Portico Benefit Services have advised us that they intend to submit the below proposal at our 2024 Annual Meeting of Stockholders. They each beneficially own shares of our common stock worth at least $2,000. The proponents are responsible, and neither we nor our Board accept any responsibility, for the content of this proposal.

Stockholder Proposal

RESOLVED: Shareholders request the Board of Directors commission an independent third-party report, at reasonable cost and omitting proprietary information, assessing the effectiveness of Tripadvisor lnc.'s (Tripadvisor) implementation of its Global Human Rights Policy (GHRP) concerning operations in conflict affected and high-risk areas (CAHRA).(1)

SUPPORTING STATEMENT

Shareholders seek information, at board and management discretion, through a report that:

- Discusses how human rights and material risks in CAHRA are assessed, mitigated, and reported upon; and
- Assesses if additional policies, practices, and governance measures are needed to mitigate risks.

WHEREAS: In response to previous shareholder concerns, Tripadvisor developed and released a GHRP in 2021. The GHRP was informed by the United Nations Guiding Principles on Business and Human Rights (UNGPs), references the need to protect the human rights of employees and communities, and commits Tripadvisor to being the best source of safety information for travelers.(2) Given the potential exposure to human rights violations in CAHRA as highlighted below, shareholders need disclosure on how Tripadvisor's policies address these risks, which is currently lacking.

The number and intensity of CAHRA are increasing, with the World Bank estimating that by 2030 two- thirds of the world's poor will live in settings characterized by fragility, conflict, and violence.(3) Recent examples include Russia's invasion of Ukraine, the war between Hamas and Israel, the conflict in Nagorno-Karabakh, the coup in Myanmar, and the crisis in the Xinjiang Region, China. CAHRA are characterized by widespread human rights abuses and violations of national or international law, leading the UNGPs to call on businesses to conduct heightened human rights due diligence (HRDD).(4)

Multilateral organizations, states, and accounting bodies are passing legislation on mandatory HRDD,(5) sustainable investment reporting in the EU,(6) and calling on companies to report on human rights as material risks. A recent survey of 1,200 CEOs indicated 97 percent of respondents altered investment plans due to geopolitical volatility and over one-third relocated operations based on conflict-related risks.(7) Companies failing to address and report on these risks are exposed to potential violations of these evolving laws and normative standards.(8)

(1) http://dx.doi.org/10.1787/9789264185050-en
(2) https:ljir.tripadvisor.com/static-files/954a6414·48d0-46ec-8ef3•805072813ac7
(3) https://ida.worldbank.org/en/topics/theme/conflict-and-fragllity#:~:text=By%202030%2C%20up%20to%20two,out%20of%20fragility%20and%20recovery
(4) https://www.undp.org/publications/heightened-human-rights-due-diligence-buslness-conflict•affected-contexts-guide
(5) https://commission.europa.eu/business-economy-euro/doing-business-eu/corporate-sustainabillty-due-diligence en
(6) https://flnance.ec.europa.eu/sustalnable-finance/disclosures/sustainability-related-disclosure-financial-servlces-sector en
(7) https://assets.ey.com/content/dam/ey-sites/ey-com/enus/topics/ceo/ey-ceo-outlook-pulse-survey-lanuary-2023-global-report.pdf
(8) http://www.entegreraporlamatr.org/tr//mailing/25122020/images/Reporting-on-enterprise-value climate-prototype Dec20.pdf

Tripadvisor operates in numerous CAHRA and is potentially connected to human rights harms, such as contributing to government efforts to whitewash human rights abuses in China's Xinjiang Region,[9] Syria,[10] and Saudi Arabia,[11] promoting properties linked to Myanmar's military junta,[12][13] and financially contributing to accommodations and experiences in Israeli settlements in occupied Palestinian territory.[14] Further, Tripadvisor does not include conflict-related safety warnings to travelers in a number of CAHRA, including Democratic Republic of Congo,[15] Lebanon,[16] Myanmar,[17] Nagorno- Karabakh[18] Sudan[19] and Syria.[20]

Given increasing human rights-related risks, corresponding regulatory measures requiring such risks be identified, mitigated, and reported on, and Tripadvisor's commitments in its own GHRP, further information on how Tripadvisor is conducting HRDD in CAHRA will give investors meaningful insight into their governance of these material risks.

[9]   https://www.theguardian.com/world/2023/aug/30/travel-firms-trips-uyghur-regjon-china-rights-abuses-xinjiang-tours

[10]   https://www.washingtonpost.com/opinions/2022/08/08/travel-influencers-whitewash-syrian-war/

[11]   https://www.nytimes.com/2023/06/18/sports/soccer/lionel-messi-saudi-arabia.html

[12]   https://www.justiceformyanmar.org/stories/who-profits-from-a-coup-the-power-and-greed-of-senior-general-min-aung- hlaing

[13]   https://www.tripadvisor.com/Hotel Review-g1S44766-d25337015-Reviews-Azura Beach Resort Hotel- Chaungtha Ayeyarwady Region.html

[14]   https:llwww.business-humanrights.org/en/latest-news/amnesty-intl-alleges-airbnb-booklngcom-expedia-tripadyisor-are- profitlng-from-illegal-settlements-in-the-occupied-palestinian-territories-inc-co-resoonses/

[15]   https://www.tripadvisor.com/Hotels-g3644864-North Kivu Province-Hotels.html

[16]   https://www.tripadvisor.com/Hotels-g294004-Lebanon-Hotels.html

[17]   https://www.tripadvisor.com/Hotels-g3576030-Kachin State-Hotels.html

[18]   https://www.tripadvisor.com/Hotels-g6674S8-Khankendi Nagorny Karabakh-Hotels.html

[19]   https://www.tripadvisor.com/Hotels-g293834-Sudan-Hote1s.html

[20]   https://www.tripadvisor.com/Hotels-g294010-Syria-Hotels.html

Tripadvisor's Statement in Opposition

Tripadvisor is committed to maintaining the highest ethical standards and conducting business in a socially responsible manner, respecting applicable laws and supporting universal human rights. Tripadvisor believes that our actions clarify and reinforce Tripadvisor's respect for human rights.

Tripadvisor maintains an enterprise risk management program overseen by our Board. This program is designed to enable us to identify, assess, mitigate and manage risks on a range of different topics. Tripadvisor's risk management efforts include an annual review with executive management and the Board to identify financial, operational, market, reputational and other risks inherent in our business and in the areas in which we operate. Based on this assessment and review, Tripadvisor establishes a course of action to mitigate, manage and/or monitor key risks. Tripadvisor also has a New Markets Committee comprised of senior leaders, which is charged with specifically evaluating operational risks associated with the geographies in which Tripadvisor is contemplating operating.

We believe that businesses have a responsibility to respect human rights and the ability to contribute to positive human rights impacts. Human rights have long been integrated into our work culture and the causes we support as demonstrated by our safe, inclusive and diverse workplace as well as how we work with our users and partners. Our commitment to human rights extends to our work to safeguard security and user privacy in our products and to promote freedom of expression and access to information on our platforms to provide a safe and respectful environment for all people. As a reflection of the above, our Trust and Safety team has developed "travel alerts" for certain destination pages, to inform our users if that destination is under a conflict and/or presents serious safety risk.

As part of its commitment to establish and maintain best practices in respecting fundamental human rights and freedoms as a part of our corporate values, in 2021 the Board adopted a Global Human Rights Policy (which is publicly available on our investor relations page). This policy codifies our commitment and creates more opportunities for engagement and collaboration with our employees, consultants, partners, and stakeholders. The Board is responsible for overseeing and periodically reviewing our Global Human Rights Policy, while the Chief Compliance Officer is responsible for its ongoing implementation and reports to the Board and its committees any significant issues identified. Our Audit Committee assists the Board in monitoring our significant business risks, including operational and reputational exposures that may relate to compliance with governmental laws, regulations, and orders, or to human rights issues.

The Board believes that Tripadvisor has sufficient policies, practices and governance measures in place to mitigate risks associated with business activities in CAHRAs. A report on assessing the effectiveness of Tripadvisor's implementation of its Global Human Rights Policy concerning operations in CAHRAs would not provide additional information. In addition, the Board believes that the proposal's additional reporting requirements would impose an unnecessary burden on Tripadvisor.

Required Vote

This proposal requires the affirmative vote of a majority of the voting power of the shares of our shares, present in person or represented by proxy, and entitled to vote thereon, voting together as a single class.

With respect to approval of Proposal 5, you may vote "FOR", "AGAINST" or "ABSTAIN". Abstentions will only be counted toward the tabulations of voting power present and entitled to vote on the stockholders proposal and will have the same effect as votes against the proposal. Brokers do not have discretion to vote on the proposal to approve the stockholder proposal and broker non-votes will have no effect on the proposal.

> **THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "AGAINST" A REPORT ON IMPLEMENTATION OF THE GLOBAL HUMAN RIGHTS POLICY CONCERNING OPERATION IN CAHRAs.**

EXECUTIVE OFFICERS

Set forth below is certain background information, as of April 26, 2024, regarding Tripadvisor's executive officers. There are no family relationships among directors or executive officers of Tripadvisor.

Name	Age	Position
Matt Goldberg	53	Director, President and Chief Executive Officer
Mike Noonan	55	Chief Financial Officer
Seth J. Kalvert	54	Chief Legal Officer and Secretary

Refer to "Proposal 1: Election of Directors" above for information about our President and Chief Executive Officer Matt Goldberg.

Mike Noonan has served as Chief Financial Officer of Tripadvisor since October 31, 2022. Prior to Tripadvisor, from October 2020 to October 2022, Mr. Noonan was the Chief Financial Officer of Noom, Inc., a consumer-focused digital health company. Prior to Noom, from January 2016 to October 2020, Mr. Noonan served as Senior Vice President of Finance for Booking Holdings, Inc., where he led numerous corporate finance activities such as financial planning and capital budgeting, as well as investor relations. Mr. Noonan's experience also includes several capital markets roles at RBC Capital Markets, NYSE Euronex, J.P. Morgan, and Bear Stearns & Co. Mr. Noonan holds an MBA from Duke University and a B.A. from Davidson College.

Seth J. Kalvert has served as Chief Legal Officer and Secretary of Tripadvisor since August 2011. Prior to joining Tripadvisor, from March 2005 to August 2011, Mr. Kalvert held positions at Expedia, most recently as Vice President and Associate General Counsel. Prior to that, Mr. Kalvert worked at IAC/InterActiveCorp. Mr. Kalvert began his career as an associate at Debevoise & Plimpton, LLP, a New York law firm. Mr. Kalvert serves on the board of directors of Citizen Schools, a national nonprofit that helps all students to thrive in school and beyond through hands-on learning and career mentors, and also serves as Secretary and a director of The Tripadvisor Foundation, a private charitable foundation. Mr. Kalvert holds a J.D. from Columbia Law School and an A.B. from Brown University.

COMPENSATION DISCUSSION AND ANALYSIS

2023 Business Highlights and Executive Summary

The Board has a Compensation Committee and a Section 16 Committee that together have primary responsibility for establishing the compensation of our named executive officers. We have a pay for performance philosophy that guides all aspects of our compensation decisions. For example:

- annual incentive compensation is structured so that payouts are tied to the achievement of financial and strategic targets;

- the interests of our NEOs are aligned with those of our stockholders through the granting of a substantial portion of compensation in equity awards with multi-year vesting requirements and key performance metrics; and

- by combining a three- to four-year vesting period for equity awards with policies prohibiting hedging or pledging of such securities, a substantial portion of our executive's compensation package is tied to changes in our stock price, and therefore, is variable for a significant period of time.

In 2023, we saw robust activity in the travel industry, especially in light of macroeconomic uncertainty throughout much of the year. Our teams executed well, exceeding expectations we set out at the start of the year. More specifically, the Company was able to achieve the following:

- In the fiscal year ended December 31, 2023 ("Fiscal 2023"), consolidated revenue reached nearly $1.8 billion, as compared to nearly $1.5 billion in the fiscal year ended December 31, 2022 ("Fiscal 2022"), reflecting annual growth of 20% and an all-time high for the Tripadvisor group of companies;

- Tripadvisor's experiences business, or our Viator segment, delivered more than 40% of consolidated revenue, reflecting successful execution on the Company's strategy to diversify its portfolio;

- Net Income was $10 million for Fiscal 2023, as compared to a net income of $20 million in Fiscal 2022;

- Adjusted EBITDA* for Fiscal 2023 was $334 million, as compared to adjusted EBITDA of $295 million in Fiscal 2022; and

- We exited the year with strong liquidity - with nearly $1.1 billion in cash and cash equivalents as of December 31, 2023.

    *Adjusted EBITDA is a non-GAAP financial measure. Refer to our 2023 Annual Report for a reconciliation of adjusted EBITDA to Net Income, the most directly comparable financial measure calculated and presented in accordance with U.S. Generally Accepted Accounting Principles.

The named executive officers referred to herein encompasses: (i) each individual who served as our principal executive officer at any time during the Fiscal 2023; (ii) each individual who served as our principal financial officer at any time during Fiscal 2023; (iii) the next three most highly-compensated executive officers (other than any individual who served as our principal executive officer or principal financial officer) who were serving in such capacity as of the last day of Fiscal 2023; and (iv) as applicable, up to two additional individuals for whom disclosure would have been provided pursuant to the foregoing clause (iii) but for the fact that the individual was not serving as an executive officer at the end of 2023.

Compensation Program Objectives

Our compensation program is designed to achieve the following objectives:

- Attract, motivate and retain highly skilled employees with the business experience and acumen that management and the Compensation Committees believe are necessary for the achievement of our long-term business objectives;

- Reward specific short-term and long-term financial and strategic objectives;

- Align our executives' financial interests with the long-term financial interests of our stockholders;

- Ensure that the compensation opportunity provided to these employees remains competitive with the compensation paid to similarly situated employees at comparable companies; and

- Ensure our program design does not encourage our executive officers to take unreasonable risks relating to our business.

To that end, management and the Compensation Committees believe the executive compensation packages provided by Tripadvisor to our named executive officers should include both cash and equity-based compensation.

The table below sets forth information regarding the primary elements of our executive compensation program in 2023:

Compensation Element	Compensation Objective	Performance Metrics	Characteristics	Time Horizon
Base Salary	• Attract and retain qualified executives	• None	• Market-competitive, fixed level of compensation	• Annual
Annual Bonus	• Attract and retain qualified executives • Motivate performance to achieve specific short-term financial and strategic objectives	• Revenue • Adjusted EBITDA	• At target, annual incentive provides market-competitive total cash opportunity • At-risk compensation	• Annual
Equity Awards - Time-Based RSUs	• Align NEOs' and stockholders' interests • Attract and retain qualified executives	• N/A	• Generally vest over three to four years to enhance retention • At-risk compensation	• Three to Four years
Equity Awards - Performance-Based RSUs	• Motivate performance to achieve specific long-term financial and strategic objectives	• Revenue • Adjusted EBITDA	• At-risk compensation • Two-year performance period, with a three-year vesting period	• Three years

Roles and Responsibilities

Role of the Compensation and Section 16 Committees

The Compensation Committee is appointed by the Board and consists entirely of directors who are "outside directors" for purposes of Section 162(m) of the Code. The Compensation Committee currently consists of Messrs. Maffei and Hoag and Ms. Morgan, with Ms. Morgan acting as Chairperson of the Compensation Committee. The Compensation Committee is responsible for (i) designing and overseeing our compensation with respect to our executive officers, including salary matters, bonus plans and stock compensation plans; and (ii) approving all grants of equity awards, but excluding matters governed by Rule 16b-3 under the Exchange Act (for which the Section 16 Committee has responsibility as described below). Notwithstanding the foregoing, the Compensation Committee has delegated to the Chief Executive Officer of the Company authority to grant certain types of equity awards, subject to certain limitations, to employees other than executive officers.

The Section 16 Committee is also appointed by the Board and consists entirely of directors who are "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act. The Section 16 Committee currently consists of Mr. Hoag and Ms. Morgan. The Section 16 Committee is responsible for administering and overseeing matters governed by Rule 16b-3 under the Exchange Act, including approving grants of equity awards to our named executive officers. Ms. Morgan is also the Chairman of the Section 16 Committee.

Role of Executive Officers

Management participates in reviewing and refining our executive compensation program. Our President and Chief Executive Officer, annually reviews the performance of Tripadvisor and each named executive officer other than himself with the Compensation Committees and makes recommendations with respect to the appropriate base salary, annual bonus and grants of equity awards for each named executive officer, other than himself. Based in part on these recommendations and the other factors discussed below, the Compensation Committees review and approve the annual compensation package of each named executive officer.

Role of Compensation Consultant

Pursuant to the Compensation Committee and Section 16 Committee Charter, the Compensation Committees may retain compensation consultants for the purpose of assisting the Compensation Committees in their evaluation of the compensation for our named executive officers. In July 2021, the Compensation Committees retained FW Cook, a premier provider of independent executive and non-employee director compensation consulting services to compensation committees and senior management. FW Cook has provided objective, independent and expert advice to the Compensation Committees and senior management on matters related to executive pay and performance. More specifically, FW Cook provided the following services to the Compensation Committees:

- Assist in developing and annually evaluating a peer group of publicly-traded companies to help assess executive compensation, equity usage relative to peer companies and "new hire" compensation;

- Compile and analyze competitive compensation market data and review all elements of Tripadvisor's executive compensation to assist the Company in developing a competitive compensation framework for our named executive officers;

- Review the value of equity compensation granted to our executives and advise on matters related to our long-term incentive compensation structure generally as well as any potential engagement or retention grants;

- Provide advice on matters related to director compensation; and

- Provide updates on executive compensation trends and regulatory developments.

While the Compensation Committees meet regularly with the compensation consultant, the Compensation Committees consider input from the compensation consultant as one factor in making decisions with respect to compensation matters, along with information and analysis they receive from management and their own judgment and experience.

Based on consideration of the factors set forth in the rules of the SEC and Nasdaq, the Compensation Committees have determined that their relationships with FW Cook and the work performed by FW Cook on behalf of the Compensation Committees have not raised any conflict of interest. In addition, in compliance with the Compensation Committee and Section 16 Committee Charter, the Compensation Committees approved the fees paid to FW Cook for work performed in 2023. FW Cook did not provide additional services to the Company or its affiliates in an amount in excess of $120,000 during the last completed fiscal year.

Role of Stockholders

Tripadvisor provides its stockholders with the opportunity to cast an advisory vote to approve the compensation of our named executive officers every three years. In evaluating our 2023 executive compensation program, the Compensation Committees considered the result of the stockholder advisory vote on our executive compensation (the "say-on-pay vote") held at our Annual Meeting of Stockholders on June 8, 2021, which was approved by approximately 97% of the votes cast.

Our Compensation Committees takes into account input from our stockholders, the recommendations of major proxy advisory firms, the practices of companies in our peer group and the views of our compensation consultant in designing our executive compensation program and setting compensation for our named executive officers. Specifically, our executive compensation program includes the following features that we believe ensure promotion of stockholders' interests and strong corporate governance:

- Greater portions of compensation that are incentive based, or "variable," as described in more detail in this section;

- Increased focus on structuring annual bonus and equity awards so that payouts are tied to the achievement of financial targets and strategic objectives;

- Cash and equity incentive awards are subject to our Clawback policy;

- Robust executive stock ownership guidelines;

- Amendment of our stock plan to eliminate "single trigger" acceleration of equity awards upon a change in control and to provide for "double trigger" acceleration;

- A policy that prohibits hedging, or hedging against losses, of Tripadvisor securities; and

- Provisions in our equity plans that prohibit repricing of stock options without stockholder approval.

We will continue to evaluate ways to ensure that our executive compensation programs compensate our NEOs for performance that furthers our business strategy and initiatives, competitive performance, sound corporate governance principles and stockholder value and return. We will continue to seek to align our NEOs' incentive compensation opportunities to the achievement of short-term and long-term performance objectives that are directly aligned with the interest of our stockholders.

The Compensation Committees will continue to consider the outcome of the say-on-pay vote when making future compensation decisions for our named executive officers.

We have historically held a say-on-pay vote every three years. At the Annual Meeting, stockholders will consider and vote upon the frequency of future say-on-pay votes. Although such vote is advisory and non-binding on Tripadvisor and our Board, the Board will take into account the outcome of this vote in making a determination on the frequency of future say-on-pay votes.

Compensation Program Elements

General

The primary elements of our executive compensation program are base salary, annual cash bonus and long-term incentive compensation in the form of equity awards. The program is designed to closely align executive compensation with performance by allocating a majority of target compensation to performance-based equity awards that directly link the value of executive compensation to our stock price performance and tying annual bonuses to performance.

Our pay-for-performance philosophy is reflected in the charts below showing the key design and structure aspects of our program. All elements of annual compensation are considered to be performance-based, variable or "at-risk", with the exception of base salary.


CEO Total Compensation Mix (1)
Base Salary
11%
Variable
At Risk
89%
Annual Bonus
11%
Annual
Equity Grant
78%


Other NEO Total Compensation Mix (2)
Variable
At Risk
60%
Base Salary
40%
Annual Bonus
8%
Annual
Equity Grant
52%

(1) CEO Total Compensation consists of (i) 2023 base salary; and (ii) 2023 annual bonus paid as reflected in the Summary Compensation Table. Pursuant to the terms of his employment agreement, Mr. Goldberg received his 2022 and 2023 annual grants in fiscal year 2022 and was not eligible to receive an annual equity award in 2023.

(2) Other NEO Total Compensation reflects (i) the average of the amounts paid to Messrs. Noonan and Kalvert and Ms. Soni that consists of 2023 base salary and 2023 annual bonus paid as reflected in the Summary Compensation Table, and (iii) the aggregate grant date fair value of the 2023 annual equity awards as disclosed in the table below. Other NEO Total Compensation does not include Mr. Teunissen as he did not receive 2023 base salary or a 2023 annual bonus, which is reflected in the Summary Compensation Table, and also did not receive a 2023 annual equity award.

One of the primary objectives of our compensation philosophy is to design pay opportunities that align with our performance and result in strong long-term value creation for our stockholders. The significant weighting of long-term incentive compensation ensures that our named executive officers' primary focus is sustained long-term performance, while our short-term incentive compensation motivates consistent annual achievement.

Following recommendations from management or based on other considerations, the Compensation Committees may also adjust compensation for specific individuals at other times during the year when there are significant changes in responsibilities or under other circumstances that the Compensation Committees consider appropriate.

Base Salary

Base salary represents the fixed portion of a named executive officer's compensation and is intended to provide compensation for expected day-to-day performance. A named executive officer's base salary is initially determined upon hire or promotion based on a number of factors including, but not limited to, his or her responsibilities, prior experience, and salary levels of other executives within Tripadvisor. Providing a competitive base salary to our executives is essential to achieving our objectives of attracting and retaining

talent. Base salary is typically reviewed annually, at which time management makes recommendations to the Compensation Committees based on consideration of a variety of factors including, but not limited to, the following:

- the named executive officer's total compensation relative to other executives in similarly situated positions;

- his or her individual performance relative to previously established performance goals;

- competitive compensation market data, when available;

- his or her responsibilities, prior experience and individual compensation history, including any non-standard compensation;

- general economic conditions; and

- the recommendations of the President and Chief Executive Officer (other than his own compensation).

After careful consideration of the factors discussed above with respect to each of the named executive officers, the Compensation Committees approved base salary changes for our named executive officers for 2023. The table below sets forth, for each NEO, the 2022 base salary, the base salary increase and the 2023 base salary.

Name	2022[1]	Annual Salary Change	2023[2]
Matt Goldberg [3]	$800,000	$100,000	$900,000
Mike Noonan [3]	$525,000	N/A	$525,000
Seth Kalvert	$515,000	$10,000	$525,000
Kanika Soni	$530,000	N/A	$530,000
Ernst Teunissen [4]	$552,000	N/A	N/A

(1) Reflects base salary of the NEOs as of December 31, 2022.
(2) Reflects base salary of the NEOs as of December 31, 2023, except with respect to Ms. Soni. Ms. Soni's 2023 base salary is her base salary as of April 1, 2023, the date her employment terminated. Mr. Goldberg's base salary was increased from $800,000 to $900,000 pursuant to the terms of his employment agreement.
(3) Mr. Goldberg joined the Company effective July 1, 2022, and Mr. Noonan joined the Company October 31, 2022. Mr. Noonan was not eligible for a base salary increase for 2023 pursuant to the terms if his employment agreement.
(4) Mr. Teunissen resigned from his position effective January 1, 2023.

Mr. Goldberg's base salary adjustment was made pursuant to the specific terms of the employment agreement. Mr. Kalvert's base salary was adjusted primarily in response to analysis provided by our compensation consultants on competitive compensation market data for executive officers within our peer group.

Annual Bonus

Annual bonuses are awarded to recognize and reward each named executive officer based on achievement of the Company's annual operating plan as well as achievement of any strategic goals or business goals set for such named executive officer and such named executive officer's specific contributions to the Company's performance. The amount payable each year is based on (i) with respect to 75%, the extent to which certain pre-established financial performance goals are achieved during the year, and (ii) with respect to the remaining 25%, the extent to which individual performance goals established for each named executive officer are achieved during the year. The annual bonus is "variable compensation" because the Company must achieve certain performance goals and/or the named executive officer must achieve certain individual performance goals in order for the executive officers to receive an annual incentive bonus, with the amount of bonus based on the extent to which the goals are achieved. The annual bonus is designed to motivate our executive officers to improve company and individual performance. The annual bonus program aligns a portion of executive compensation with key business and financial targets and, as a result, provides a valuable link between compensation and creation of stockholder value.

Unless otherwise provided by the provisions of his or her employment agreement, the target annual bonus opportunities for our named executive officers are generally established by the Compensation Committees, based on competitive market data and recommendations by the President and Chief Executive Officer (other than in connection with his own compensation). The Compensation Committee set the weighting at 25% for individual performance and 75% for financial performance. The financial performance consists of revenue goals (50%) and adjusted EBITDA goals (50%); the threshold for payment is set at 50% of the target and the maximum payout is 200% of target. The threshold payout of 50% of the target bonus requires achievement of 90% of the revenue and adjusted EBITDA targets while the maximum payout of 200% of the target bonus requires achievement of 110% of the revenue and adjusted EBITDA targets. The annual bonus was designed with such threshold, target and maximum payout goals in order to create more financial incentive for management to achieve a performance range of target or higher. The remaining 25% of each individual's annual bonus target is determined based on the extent to which the executive achieved individual performance goals.

In February 2024, the Compensation Committee approved payouts for bonuses with respect to the 2023 calendar year for each of our named executive officers after taking into account a variety of factors including, but not limited to, the following:

- Tripadvisor's Fiscal 2023 revenue goal achievement at 101% of target and Tripadvisor's Adjusted EBITDA goal achievement at 92% of target;

- Tripadvisor's performance against the strategic initiatives described above and the executive officers' contributions and efforts with respect to such initiatives;

- the named executive officer's individual performance; and

- the recommendations of the President and Chief Executive Officer (other than in connection with his own compensation).

The table below set forth, for each named executive officer, the target bonus for 2023, the actual bonus paid and percentage of bonus paid relative to annual bonus target for each named executive officer.

Name	Target Bonus as % of Base Salary	Target Bonus	Bonus Award	Percentage of Award to Target
Matt Goldberg	100%	$900,000	$891,000	99%
Mike Noonan	80%	$420,000	$415,000	99%
Seth Kalvert	80%	$420,000	$400,000	95%
Kanika Soni [1]	N/A	N/A	N/A	N/A
Ernst Teunissen [1]	N/A	N/A	N/A	N/A

(1)   Ms. Soni and Mr. Teunissen did not receive an annual bonus for 2023 because their employment terminated as of January 15, 2023 and January 1, 2023, respectively.

Equity Awards

The Compensation Committees use equity awards to align executive compensation with our long-term performance. Equity awards link compensation to financial performance because their value depends on changes in Tripadvisor's performance and/or share price. Equity awards are also an important retention tool because they vest over a multi-year period, subject to continued service by the award recipient. Equity awards are typically granted to our named executive officers upon hire or promotion and annually thereafter. Management generally recommends annual equity awards in the first quarter of each year when the Compensation Committees meet to make determinations regarding annual bonuses for the last completed fiscal year and to set target compensation levels for the current fiscal year. The practice of the Compensation Committees is to generally grant equity awards to our named executive officers only in open trading windows.

Under the Company's stock plans, the Compensation Committees may grant a variety of long-term incentive vehicles. The following is a general description of the vehicles we used in 2023:

Service-Based Restricted Stock Units, or RSUs. RSUs are a promise to issue shares of our common stock in the future provided that the named executive officer remains employed with us through the award's vesting period. RSUs provide the opportunity for capital accumulation and long-term incentive value and are intended to assist in satisfying our retention objectives. As a result, RSUs typically vest over a three to four-year requisite service period.

Performance-Based Restricted Stock Units ("PSUs"). PSUs are also a promise to issue shares of common stock in the future provided that the NEO remains employed with us through the awards vesting period and certain pre-determined performance metrics are achieved. The number of shares earned, if any, depends on the extent to which financial performance metrics established by the Compensation Committees are met, relative to the targets established by the Compensation Committees.

The Compensation Committees review various factors considered by management when they establish Tripadvisor's equity award grant pool including, but not limited to, the following:

- Tripadvisor's business and financial performance, including year-over-year performance;

- dilution rates, taking into account projected headcount growth and employee turnover;

- equity compensation utilization by peer companies;

- general economic conditions; and

- competitive compensation market data regarding award values.

For specific awards to our NEOs, the Section 16 Committee considers a variety of factors including, but not limited to, the following:

- Tripadvisor's business and financial performance, including year-over-year performance;

- individual performance and future potential of the executive;

- the overall size of the equity award pool;

- award value relative to other Tripadvisor employees;

- the value of previous awards and amount of outstanding unvested equity awards;

- competitive compensation market data, to the degree that the available data is comparable; and

- the recommendations of the President and Chief Executive Officer (other than in connection with his own compensation).

After review and consideration of the recommendations of management and the President and Chief Executive Officer (other than with respect to awards for himself), the Section 16 Committee decides whether to grant equity awards to our NEOs. After consideration of the factors discussed above, in February 2023 the Section 16 Committee granted the equity awards set forth in the table below to Messrs. Noonan and Kalvert in connection with our annual equity awards program. Pursuant to the terms of his employment agreement, Mr. Goldberg was not eligible to receive equity awards in 2023. Ms. Soni did not receive any equity awards in 2023 because her employment terminated on January 15, 2023. Mr. Teunissen did not receive any equity awards in 2023 because his employment terminated on January 1, 2023.

Name	Grant Date Fair Value	Number of RSUs	Number of PSUs
Mike Noonan	$2,744,377	67,446	67,446
Seth Kalvert	$2,058,262	50,584	50,584

The RSUs vest over four years, with 25% of such awards vesting on February 15, 2024 and 6.25% of the award vesting in equal quarterly installments commencing thereafter and for the remaining three years. The PSU awards vest in two equal annual installments on each of December 31, 2024 and December 31, 2025, if and to the extent the Company achieves pre-determined revenue and adjusted EBITDA metrics (each weighted 50%) established by the Compensation Committees. Based upon actual attainment relative to the target financial metrics, employees have the ability to receive up to 200% of the target number originally granted, or to be issued none at all.

Market-Based Restricted Stock Units ("MSUs"). Messrs. Goldberg and Noonan were granted MSUs in 2022 in connection with their hire. These MSUs vest over three years but only to the extent that the volume weighted average price of a share of the Company's common stock as reported on Bloomberg (or equivalent wire service) over a 30 trading day period between the first anniversary of the grant date and the third anniversary of the grant date exceeds certain levels, beginning at $35.00 per share. None of the shares underlying the MSUs held by Messrs. Noonan or Goldberg vested in 2023 but the MSUs held by them remain outstanding and eligible to be earned and vest.

Employee Benefits

In addition to the primary elements of compensation described above, our named executive officers are also eligible to participate in employee benefits programs available to our employees generally, including the Tripadvisor Retirement Savings Plan, a tax-qualified 401(k) plan on the same basis as other employees. Under this plan, Tripadvisor matches 50% of each dollar contributed by a participant, up to the first 6% of eligible compensation, subject to tax limits.

In addition, we provide other benefits to our named executive officers generally on the same basis as all of our domestic employees. These benefits include group health (medical, dental, and vision) insurance, group disability insurance, and group life insurance. Tripadvisor also sponsors a Global Lifestyle Benefit program generally available to all employees, including our named executive officers, which provides for taxable reimbursement of up to $1,750 per year, depending on years of service, for qualifying services and products.

In situations where a named executive officer is required to relocate, Tripadvisor provides relocation benefits, including reimbursement of moving expenses, temporary housing and other relocation expenses as well as a tax gross-up payment on the relocation benefits. Mr. Goldberg received a temporary housing benefit in 2023. This Company benefit is described further in the footnote to the Summary Compensation Table.

Compensation-Related Policies

Clawback Policy

In light of the SEC's adoption of final clawback rules and the NASDAQ's adoption of final listing standards consistent with the SEC rules in June 2023, Tripadvisor adopted a formal Clawback Policy on November 1, 2023. The Clawback Policy applies to current and former executive officers, and other employees of the Company who may from time to time be deemed subject to this policy by a majority of the independent directors (as defined in the policy). The policy requires the recovery of incentive-based compensation, which is broadly defined to cover any form of compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure, received in the prior three years and after the effective date of the Clawback Policy in the event Tripadvisor is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws.

Insider Trading and Hedging Policy

Tripadvisor has adopted an Insider Trading Policy covering our directors, officers, employees and consultants that is designed to ensure compliance with relevant SEC regulations, including insider trading rules. Tripadvisor's Insider Trading Policy also prohibits directors, officers, employees and consultants from engaging in various types of transactions in which they may profit from short-term speculative swings in the value of Tripadvisor securities. These transactions include "short sales" (or selling borrowed securities which the sellers hopes can be purchased at a lower price in the future), "put" and "call" options (or publicly available rights to sell or buy securities within a certain period of time at a specified price or the like) and hedging transactions, such as zero-cost collars and forward sale contracts. The policy also prohibits the pledge or use of Company securities as collateral in a margin account or collateral for a loan.

Stock Ownership Guidelines

In October 2015, the Board of Directors adopted guidelines which require that our named executive officers and members of our Board own shares of our common stock to further align their interests with those of our stockholders. These guidelines were reviewed in April 2022 and again in November 2023, after which revised guidelines were approved. Under the current guidelines our named executive officers and directors are generally expected to directly hold securities having market or intrinsic value which is equal to or greater than a specified multiple of his or her base salary or cash retainer, as set forth below:

- For our President and Chief Executive Officer, six times his annual base salary;

- For all other named executive officers, three times his or her annual base salary; and

- For each non-employee director, three times his or her annual cash retainer.

For purpose of these calculations, 100% of shares of common stock and 100% of time-based restricted stock units on an after-tax basis are counted but shares underlying performance-based restricted stock units and unexercised stock options, whether vested or unvested, are not counted. Individuals subject to these guidelines are expected to achieve the relevant ownership threshold on or before the later of January 31, 2028 or five years after commencing service. As of March 31, 2024, all of our named executive officers and members of our Board either met the applicable ownership threshold or were within the permitted time period to attain the required ownership.

The Board recognizes that exceptions to this policy may be necessary or appropriate in individual cases and may approve such exceptions from time to time as it deems appropriate in the interest of our stockholders.

These stock ownership guidelines were established after consideration of the Compensation Committees' review of market practices of other companies in the Company's peer group with respect to stock ownership guidelines and in an effort to enhance risk mitigation and to more closely align the interests of the Company's executive officers and Board members with those of the Company's stockholders.

Code of Business Conduct and Ethics

In November 2023, our Board adopted an amended and restated Code of Business Conduct and Ethics applicable to all of our directors, officers, employees, consultants and independent contractors. A copy of the Code of Business Conduct and Ethics is posted on our website at http://ir.Tripadvisor.com/corporate-governance.

Role of Competitive Compensation Market Data

Management considers multiple data sources when reviewing compensation information to ensure that the data reflects compensation practices of relevant companies in terms of size, industry and business complexity. Among other factors, the Compensation Committees considers the following information regarding compensation for our named executive officers:

- Data from compensation surveys that include companies of a similar size and industry; and

- Data regarding compensation for certain executive officer positions from recent proxy statements and other SEC filings of peer companies.

The Compensation Committees annually retain our compensation consultant to review the compensation peer group and to recommend possible changes. Our business model is specialized in that we use our innovative technology systems and software to attract users and then facilitate transactions between our business partners and those users. Accordingly, our compensation consultant identified comparable companies focusing on publicly traded companies in the business to consumer and software industries as well as revenue and market capitalization.

The compensation consultant reviewed the peer group in October 2022 and suggested that Booking Holdings be removed from the peer group due to its size, and Zynga be removed as it was taken private in June 2022. Additionally, it was suggested that Shutterstock be added to the peer group given its size and operations were comparable to Tripadvisor. The changes resulted in a 16-company peer group in which Tripadvisor is positioned near the 25th percentile in terms of revenue and near the median in terms of market cap and adjusted EBITDA. Based on the input from FWC, the Compensation Committee approved the peer group for purposes of reviewing our 2023 executive compensation program,

Company Name
Akamai Technologies
Angi
Box
CarGurus
Cimpress plc
Etsy
Expedia Group
Groupon
HubSpot
IAC Inc. (fka IAC/InterActiveCorp)
Redfin
Sabre
Shutterstock
Stitch Fix
Yelp
Zillow Group

When available, management and the Compensation Committees consider competitive market compensation paid by peer group companies but do not attempt to maintain a certain target percentile within the compensation peer group or otherwise rely solely on such data when making recommendations to the Compensation Committees regarding compensation for our named executive officers. Management and the Compensation Committees strive to incorporate flexibility into our executive compensation program and the assessment process to respond to and adjust for the evolving business environment and the value delivered by our named executive officers.

Post-Employment Compensation

The Company has entered into employment arrangements with each of our named executive officers. Pursuant to these agreements, each of our named executive officers is eligible to receive certain severance payments and benefits in the event of a qualifying termination of employment. The material terms of these employment agreements are described below under the heading "Potential Payments Upon Termination or Change in Control" below. For further information regarding the severance payments and benefits received in connection with a named executive officer's resignation, please see "Potential Payments Upon Termination or Change in Control."

We believe that a strong, experienced management team is essential and in the best interests of the Company and our stockholders. In addition, we recognize that the possibility of a change in control could arise and that such an event could result in the departure of our senior leaders to the detriment of the Company and our stockholders. As a result, in 2017 we adopted a severance plan applicable to certain senior leaders (the "Severance Plan"). The Severance Plan formalizes and standardizes our severance practices for certain of our senior leaders. Adoption of the Severance Plan was approved by the Compensation Committees. The Severance Plan applies to all named executive officers as well as certain other senior leaders. While the benefits are generally consistent with the severance benefits provided for in individual employment agreements, there are some differences. Under the terms of the Severance Plan, in the event of any conflict or inconsistency between the terms of any employment agreement and the Severance Plan, the terms more beneficial to the executive shall prevail. For a description and quantification of change in control payments and benefits for our named executive officers, please see the section below entitled "Potential Payments Upon Termination or Change in Control."

Tripadvisor's Inc. 2023 Stock and Annual Incentive Plan (the "2023 Plan") provides only for "double trigger" acceleration (i.e., acceleration upon termination by the Company other than for Cause or disability or resignation for Good Reason, in each case within three months prior to and 12 months following a change in control). The 2023 Plan also provides for acceleration of all equity awards upon the death of a participant. Please see "Estimated Potential Incremental Payments" below for further information regarding the treatment of equity awards held by our Named Executive Officers upon certain circumstances.

Tax Considerations

Section 162(m) of the Code generally precludes a tax deduction by any publicly-held company for compensation paid to the top executive officers in excess of $1 million. With respect to taxable years before January 1, 2018, compensation in excess of $1 million was exempt from this deduction limit if it qualified as "performance-based compensation" within the meaning of Section 162(m). Effective for taxable years beginning after December 31, 2017, the Tax Cuts and Jobs Act of 2017 (i) expanded the scope of Section 162(m) such that all named executive officers are "covered employees" and anyone who was a named executive officer in any year after 2016 will remain a covered employee for as long as such individual (or his or her beneficiaries) receives compensation from us and (ii) eliminated the exception to the deduction limit for commission-based compensation and performance-based compensation except with respect to certain grandfathered arrangements in effect as of November 2, 2017 that are not subsequently materially modified. Accordingly, compensation paid to our named executive officers in excess of $1 million is generally not deductible.

The Board and the Compensation Committees believe that stockholder interests are best served if they retain maximum flexibility to design executive compensation programs that meet stated business objectives. For that reason, while our Board and Compensation Committees consider the potential effects of Section 162(m) of the Code on the compensation paid to our named executive officers, in light of the constraints imposed by Section 162(m) and our desire to maintain flexibility in compensation decisions, the Board and the Compensation Committees do not necessarily limit compensation to amounts deductible under Section 162(m).

Compensation Committee Interlocks and Insider Participation

During 2023 and currently, the Compensation Committee consists of Messrs. Maffei and Hoag and Ms. Morgan and the Section 16 Committee consists of Mr. Hoag and Ms. Morgan. None of Messrs. Maffei and Hoag or Ms. Morgan was an employee of Tripadvisor, during the one-year period ended December 31, 2023 and none of them has ever served as an officer of Tripadvisor.

During the 2023 fiscal year, none of our executive officers served as: (i) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Compensation Committee; (ii) a director of another entity, one of whose executive officers served on our Compensation Committee; or (iii) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Board.

Compensation Committees Report

This report is provided by the Compensation Committee and the Section 16 Committee, or the Compensation Committees, of the Board. The Compensation Committees have reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on this review and discussions with management, the Compensation Committees recommended to the Board that the Compensation Discussion and Analysis be included in Tripadvisor's 2024 Proxy Statement.

No portion of this Compensation Committees Report shall be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that Tripadvisor specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed to be "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Members of the Compensation Committee:	*Betsy L. Morgan (Chairperson)*
	Jay C. Hoag
	Gregory B. Maffei
Members of the Section 16 Committee:	*Betsy L. Morgan (Chairperson)*
	Jay C. Hoag

CEO PAY RATIO

Overview

SEC rules require annual disclosure of the ratio of the annual total compensation of a company's principal executive officer to such company's median employee's total annual compensation, excluding the principal executive officer for purposes of this calculation. The purpose of this disclosure is to provide a measure of the equitability of pay within the organization.

The 2023 annual total compensation of our median employee, excluding Mr. Goldberg, our President and CEO, calculated in accordance with the Summary Compensation Table requirements was $126,374.

The 2023 annualized total compensation of our President and CEO was $1,942,733.

The ratio of the annual total compensation of our President and CEO to that of our median employee was approximately 15 to 1. We believe this pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules. Please note the following information to provide important context related to our employee population and to describe the methodology and the material assumptions, adjustments, and estimates that we used to calculate this ratio.

- Tripadvisor is a global company, with complex operations worldwide and many of our employees are located outside of the United States. As of December 31, 2023, our workforce consisted of approximately 2,845 full-time and part-time employees, including hourly employees. Nearly 34% of the Company's employees are located in the United States, with the remaining employees located in Europe and throughout the rest of the world. We selected December 31, 2023 as the date upon which we would identify the "median employee" because it enabled us to make such identification in a reasonably efficient and economical manner.

- We included all full-time, part-time, and temporary employees globally, excluding our President and CEO. We annualized compensation of 498 full-time and part-time employees who were hired in 2023 but did not work for us for the entire fiscal year. Earnings of our employees outside the U.S. were converted to U.S. dollars using the currency exchange rates used for organizational planning purposes, which consider historic and forecasted rates as well as other factors. We did not make any cost of living adjustments.

- Our compensation measure, which is consistently applied and used to identify our median employee, was annualized base salary, short-term bonus at target and annual long-term equity incentive at target.

- We identified employees within $100 of the median 2023 annual total compensation and excluded those employees who had anomalous compensation characteristics.

Because the SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to our pay ratio, as other companies have offices in different countries, employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") and Item 402(v) of Regulation S-K, the table below sets forth information about the relationship between compensation actually paid ("CAP") to the our principal executive officer ("PEO") and non-PEO NEOs and certain financial performance measures of the Company and how the Company aligns executive compensation with the Company's performance. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with Company performance, refer to the "Compensation Discussion and Analysis" section of this proxy statement.

Year [1] (a)	Summary Compensation Table Total for Mr. Goldberg PEO ($) [2] (b)	Compensation Actually Paid to Mr. Goldberg PEO ($) [3] (c)	Summary Compensation Table Total for Mr. Kaufer PEO ($) [2] (b)	Compensation Actually Paid to Mr. Kaufer PEO ($) [3] (c)	Average Summary Compensation Table Total for Non-PEO NEOs ($) [2] (d)	Average Compensation Actually Paid to Non-PEO NEOs ($) [3] (e)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($) [4] (f)	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return ($) [5] (g)	Net Income (Loss) ($) (in millions) (h)	Adjusted EBITDA ($) (in millions) [6] (i)
2023	1,942,733	1,405,194	—	—	2,222,758	1,936,385	70.87	118.93	10	334
2022	14,496,745	13,353,650	497,535	(5,949,665)	3,009,827	749,754	59.18	81.50	20	295
2021	—	—	7,676,612	8,686,111	3,161,228	2,326,196	89.73	134.41	(148)	100
2020	—	—	919,464	(4,013,595)	3,800,054	3,528,452	94.73	137.32	(289)	(51)

(1) Mr. Goldberg became the PEO on July 1, 2022. Mr. Kaufer served as PEO for a portion of Fiscal 2022 and the entirety of Fiscal 2021 and 2020. Our Non-PEO NEOs for the applicable years were as follows: (i) for Fiscal 2023: Messrs. Noonan, Kalvert and Teunissen and Ms. Soni; (ii) for Fiscal 2022: Messrs. Noonan, Kalvert and Teunissen and Mss. Soni and Nelson; (iii) for Fiscal 2021: Messrs. Kalvert and Teunissen and Mss. Soni and Nelson; and (iv) for Fiscal 2020: Messrs. Kalvert and Teunissen and Mss. Soni and Nelson.

(2) Amounts reported in these columns represent: (i) the total compensation reported in the Summary Compensation Table for the applicable fiscal year in the case of our PEOs; and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable fiscal year for our Non-PEO NEOs.

(3) Amounts reported in these columns represent CAP; adjustments were made to the amounts reported in the Summary Compensation Table for the applicable fiscal year. A reconciliation of the adjustments for our PEOs and the average of the Non-NEO PEOs NEOs is set forth in the tables below, which describe the adjustments, each of which is prescribed by the SEC rules, to calculate the CAP amounts from the amounts described in the Summary Compensation Table.

(4) Total Shareholder Return ("TSR") is cumulative for the measurement periods ending December 31, 2023, 2022, 2021 and 2020.

(5) The Company's Peer Group represents the Research Data Group ("RDG") Internet Composite Index, which is published industry index used by the Company for purposes of compliance with Item 201(e) of Regulation S-K.

(6) Adjusted EBITDA, a non-GAAP financial measure, is the Company's selected measure. Refer to our 2023 Annual Report for a reconciliation of adjusted EBITDA to Net Income, the most directly comparable financial measure calculated and presented in accordance with US GAAP.

Compensation Actually Paid to PEO	Mr. Goldberg 2023 ($)	Mr. Goldberg 2022 ($)	Mr. Kaufer 2022 ($)	Mr. Kaufer 2021 ($)	Mr. Kaufer 2020 ($)
Summary Compensation Table Total	1,942,733	14,496,745	497,535	7,676,612	919,464
Deductions for Grant Date Fair Value of Stock Awards and Option Awards reported in Summary Compensation Table	—	(13,025,860)	—	(6,402,979)	—
Addition of Year-End Fair Value Awards Granted in the Applicable Fiscal Year that are Outstanding and Unvested	—	11,882,765	—	6,080,847	—
Additions (Deductions) for Change in Fair Value of Awards Granted in Prior Fiscal Years' That Vested in the Applicable Fiscal Year	(410,526)	—	(3,760,236)	4,048,455	(90,102)
Deduction of Fair Value of Prior Fiscal Years' Awards Forfeited During the Fiscal Year	—	—	(871,802)	(1,720,411)	(3,309,310)
Additions (Deductions) for Change in Fair Value of Prior Fiscal Years' Awards Unvested at Fiscal Year End	(127,013)	—	(1,815,162)	(996,413)	(1,533,647)
Compensation Actually Paid to PEO	1,405,194	13,353,650	(5,949,665)	8,686,111	(4,013,595)

Average Compensation Actually Paid to Non-PEO NEOs	2023 ($)	2022 ($)	2021 ($)	2020 ($)
Summary Compensation Table Total	2,222,758	3,009,827	3,161,228	3,800,054
Deductions for Grant Date Fair Value of Stock Awards and Option Awards reported in Summary Compensation Table	(1,504,585)	(2,049,980)	(2,299,953)	(2,959,675)
Addition of Year-End Fair Value Awards Granted in the Applicable Fiscal Year that are Outstanding and Unvested	1,265,320	966,987	1,182,594	3,355,258
Additions (Deductions) for Change in Fair Value of Awards Granted in Prior Fiscal Years' That Vested in the Applicable Fiscal Year	49,618	103,337	749,321	(331,270)
Deduction of Fair Value of Prior Fiscal Years' Awards Forfeited During the Fiscal Year	(140,175)	(106,930)	(14,848)	(132,578)
Additions (Deductions) for Change in Fair Value of Prior Fiscal Years' Awards Unvested at Fiscal Year End	43,449	(1,173,486)	(452,146)	(203,337)
Average Compensation Actually Paid to Non-PEO NEOs	1,936,385	749,754	2,326,196	3,528,452

Performance Measures Used to Link Company Performance and Compensation Actually Paid

The following is a list of our most important performance measures used by us to link CAP to our NEOs to company performance for fiscal year 2023. Each metric below is used for purposes of determining payouts under either our annual incentive program or vesting of our performance-based restricted stock units. The performance measures included in this table are not ranked by relative importance.

Adjusted EBITDA

Revenue

Stock Price

Please see the section "Compensation Discussion and Analysis" for a further description of these metrics and how they are used in the Company's executive compensation program.

Relationship Between Compensation Actually Paid and Financial Performance

As described in more detail in the section "Compensation Discussion and Analysis," the Company's executive compensation programs reflect a variable pay for performance philosophy. The Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular fiscal year. In accordance with the SEC rules, the Company is providing the following descriptions of the relationships between information presented in the pay versus performance table.

The chart below reflects the relationship between the PEO and average non-PEOs CAP and our Net Income for the fiscal years ended December 31, 2020, 2021, 2022 and 2023.



The chart below reflects the relationship between our TSR and our Peer Group TSR, as well as the relationship between CAP and our TSR for the PEO and non-PEOs for the fiscal years ended December 31, 2020, 2021, 2022 and 2023. TSR amounts reported in graphs assume an initial fixed investment of $ 100.00 on January 1, 2020, and that all dividends, if any, were reinvested.



The chart below reflects the relationship between the PEO and average non-PEO NEOs and the Company's Adjusted EBTIDA for the years ended December 31, 2020, 2021, 2022 and 2023.



EXECUTIVE COMPENSATION

Summary Compensation

The named executive officers referred to herein encompasses: (i) each individual who served as our PEO at any time during Fiscal 2023; (ii) each individual who served as our principal financial officer at any time during Fiscal 2023; (iii) the next three most highly-compensated executive officers (other than any individual who served as our PEO or principal financial officer) who were serving in such capacity as of the last day of Fiscal 2023; and (iv) the two additional individuals for whom disclosure would have been provided pursuant to the foregoing clause (iii) but for the fact that the individual was not serving as an executive officer at the end of 2023. The following table sets forth certain information regarding the compensation earned by, or paid to, each of our named executive officers for services rendered in the fiscal years indicated.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Matt Goldberg [5] President and Chief Executive Officer	2023	900,000	—	—	—	891,000	151,733	1,942,733
	2022	387,692	500,000	8,263,363	4,762,497	480,000	103,193	14,496,745
	2021	—	—	—	—	—	—	—
Michael Noonan [6] Chief Financial Officer	2023	525,000	400,000	2,744,377	—	415,000	42,127	4,126,504
	2022	80,769	—	1,833,283	916,664	100,000	—	2,930,716
	2021	—	—	—	—	—	—	—
Seth J. Kalvert Chief Legal Officer and Secretary	2023	523,462	—	2,058,262	—	400,000	6,783	2,988,507
	2022	511,923	—	2,499,976	—	475,000	14,900	3,501,799
	2021	494,827	—	999,976	999,984	364,320	15,050	2,874,157
Kanika Soni [7] Former Chief Commercial Officer	2023	142,692	—	885,345	330,355	—	417,362	1,775,754
	2022	526,923	—	1,999,992	—	430,000	57,062	3,013,977
	2021	509,885	—	899,955	899,969	376,380	9,550	2,695,739
Ernst Teunissen [8] Former Chief Financial Officer and Former Chief Executive—Viator, TheFork and CruiseCritic	2023	—	—	—	—	—	265	265
	2022	548,000	1,071,449	2,999,987	—	520,000	9,150	5,148,586
	2021	525,808	—	1,499,987	1,499,975	429,216	8,700	3,963,686

(1) The amounts for annual bonus awards paid to the NEOs pursuant to the Company's incentive plan are reflected in the "Non-Equity Incentive Plan Compensation" column. The amounts reported for Mr. Goldberg and Mr. Noonan, represent one-time signing bonuses paid pursuant to the terms of their employment agreements.

(2) The amounts reported represent the aggregate grant date fair value of awards granted in the year indicated, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, disregarding estimated forfeitures related to service-based vesting. For performance-based restricted stock unit awards, the amounts reported include the grant date fair value of the awards assuming the probable outcome of the performance conditions. The values of the performance-based awards granted to Messrs. Noonan and Kalvert in 2023 assuming maximum achievement of the performance conditions is $2,248,758 and $1,866,550, respectively. The amounts reported for Ms. Soni in 2023 represent the incremental fair value attributable to the modification of stock and option awards for which vesting was accelerated and for which the post-termination exercise period was extended in connection with Ms. Soni's termination of employment pursuant to the terms of her separation agreement with the Company, as described in more detail below. See "Grants of Plan-Based Awards" below for information regarding the individual awards and the determination of the grant date fair value of these awards.

(3) For a description of the annual cash bonus program, please see "Annual Bonus" in the Compensation, Discussion and Analysis.

(4) Refer to the "2023 All Other Compensation" table below for information regarding the 2023 amounts reported.

(5) Mr. Goldberg joined the Company as President and Chief Executive Officer on July 1, 2022.

(6) Mr. Noonan joined the Company as Chief Financial Officer on October 31, 2022.

(7) Ms. Soni ceased to serve as Chief Commercial Officer of the Company effective as of January 15, 2023. She served an advisor to the Company until April 1, 2023.

(8) Mr. Teunissen resigned from the Company effective January 1, 2023.

2023 All Other Compensation

Name	Temporary Housing ($)(a)	Severance Benefits ($)(b)	Global Lifestyle Benefits ($)	Matching Charitable Donation ($)	Employer Retirement Contributions ($)(c)	Other ($)	Total ($)
Matt Goldberg	120,000	—	—	—	9,900	21,833	151,733
Michael Noonan	—	—	1,250	5,000	9,087	26,790	42,127
Seth J. Kalvert	—	—	—	5,000	1,783	—	6,783
Kanika Soni	—	404,462	3,000	—	9,900	—	417,362
Ernst Teunissen	—	265	—	—	—	—	265

(a)   Represents a temporary housing allowance of $10,000 per month, payable pursuant to the terms of Mr. Goldberg's employment agreement.

(b)   Includes cash severance equal to 12 months of Ms. Soni's base salary and 12 months of Company-paid COBRA premiums, each payable paid to Ms. Soni pursuant to the terms of her separation agreement with the Company, as well as payment of accrued vacation time.

(c)   Represents matching contributions under the Tripadvisor Retirement Savings Plan as in effect through December 31, 2023, pursuant to which Tripadvisor matches $0.50 for each dollar a participant contributes, up to the first 6% of eligible compensation, subject to certain limits.

Grants of Plan-Based Awards

The table below provides information regarding the plan-based awards granted in 2023 to our NEOs.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards($)			Estimated Future Payouts Under Equity Incentive Plan Awards($)			All Other Stock Awards: Number of Shares of Stock or	All Other Option Awards: Number of Securities Underlying	Exercise Price or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options	($/Share)	($)(1)
Matt Goldberg											
Annual Bonus	2/22/2023	450,000	900,000	1,800,000	—	—	—	—	—	—	—
Michael Noonan											
RSUs(2)	2/22/2023	—	—	—	—	—	—	67,446	—	—	1,499,999
PSUs(2)	3/24/2023	—	—	—	33,723	67,446	134,892	—	—	—	1,244,378
Annual Bonus	2/22/2023	210,000	420,000	840,000	—	—	—	—	—	—	—
Seth J. Kalvert											
RSUs(2)	2/22/2023	—	—	—	—	—	—	50,584	—	—	1,124,988
PSUs(2)	3/24/2023	—	—	—	25,292	50,584	101,168	—	—	—	933,274
Annual Bonus	2/22/2023	210,000	420,000	840,000	—	—	—	—	—	—	—
Kanika Soni (3)											
Stock Options	4/1/2023	—	—	—	—	—	—	—	50,889	—	330,355
RSUs	4/1/2023	—	—	—	—	—	—	45,519	—	—	885,345
Ernst Teunissen(4)											

(1) The amounts reported represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, disregarding estimated forfeitures related to service-based vesting, and may not correspond to the actual value that will be realized by the executive. We have disclosed the assumptions made in the valuation of the awards in "Note 13—Stock Based Awards and Other Equity Instruments" in the notes to our consolidated financial statements in our 2023 Annual Report. For PSUs granted in 2023, the value reported reflects the grant-date fair value of the awards based on the probable outcome of our common stock at the performance conditions.

(2) For a description of the vesting terms of these awards, please see "Outstanding Equity Awards at Fiscal Year-End" below.

(3) Ms. Soni's service with the Company terminated effective April 1, 2023 and did not receive any equity or bonus awards in 2023. The amounts reported for Ms. Soni represent stock and option awards for which vesting was accelerated and option awards for which the post-termination exercise period was extended in connection with her termination of employment pursuant to the terms of her separation agreement with the Company, as described in more detail below.

(4) Mr. Teunissen did not receive any equity or bonus awards in 2023.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding the holdings of all equity awards held by our named executive officers as of December 31, 2023. The market value of the RSUs and MSUs are calculated based on the closing price of Tripadvisor common stock on Nasdaq on December 29, 2023, the last trading date of the year, which was $21.53 per share.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)[11]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[11]
Matt Goldberg	7/1/2022[1]	161,190	354,618	18.47	7/1/2032	—	—	—	—
	7/1/2022[1]	—	—	—	—	177,273	3,816,688	—	—
	7/1/2022[2]	—	—	—	—	—	—	378,064	8,139,718
Michael Noonan	10/31/2022[3]	19,246	57,740	23.62	10/31/2032	—	—	—	—
	10/31/2022[3]	—	—	—	—	29,106	626,652	—	—
	10/31/2022[4]	—	—	—	—	—	—	61,935	1,333,461
	2/22/2023[5]	—	—	—	—	67,446	1,452,112	—	—
	3/24/2023[6]	—	—	—	—	—	—	67,446	1,452,112
Seth J. Kalvert	2/21/2014	24,526	—	93.42	2/21/2024	—	—	—	—
	2/26/2015	22,601	—	86.36	2/26/2025	—	—	—	—
	2/22/2016	34,950	—	59.61	2/22/2026	—	—	—	—
	2/27/2017	43,776	—	39.31	2/27/2027	—	—	—	—
	2/27/2017	79,324	—	39.31	2/27/2027	—	—	—	—
	2/22/2018	26,910	—	38.15	2/22/2028	—	—	—	—
	2/27/2019	21,281	—	50.63	2/27/2029	—	—	—	—
	2/25/2020	44,378	—	25.62	2/25/2030	—	—	—	—
	2/23/2021[7]	—	23,674	46.05	2/23/2031	—	—	—	—
	2/23/2021[5]	17,075	7,763	46.05	2/23/2031	—	—	—	—
	2/23/2021[5]	—	—	—	—	6,787	146,124	—	—
	2/22/2022[8]	—	—	—	—	38,422	827,226	—	—
	2/22/2023[5]	—	—	—	—	50,584	1,089,074	—	—
	3/24/2023[6]	—	—	—	—	—	—	50,584	1,089,074
Kanika Soni [9]	4/15/2019	95,977	—	48.92	10/1/2024	—	—	—	—
	2/25/2020	44,378	—	25.62	10/1/2024	—	—	—	—
	2/23/2021	21,306	—	46.05	10/1/2024	—	—	—	—
	2/23/2021	16,765	—	46.05	10/1/2024	—	—	—	—
Ernst Teunissen [10]	12/1/2015	141,424	—	79.43	12/31/2024	—	—	—	—
	2/27/2017	144,227	—	39.31	12/31/2024	—	—	—	—
	2/22/2018	35,408	—	38.15	12/31/2024	—	—	—	—
	2/27/2019	28,001	—	50.63	12/31/2024	—	—	—	—
	2/25/2020	45,071	—	25.62	12/31/2024	—	—	—	—
	2/23/2021	20,956	—	46.05	12/31/2024	—	—	—	—

(1) Vests 25% on July 1st of the first year following the date of grant and as to 6.25% of the remaining shares in equal quarterly installments over the remaining three years of the vesting period, subject to continuous employment with, or performance of services for, the Company through the applicable vesting date.

(2) Represents the target number of shares to be issued assuming that, for the period from July 1, 2022 through July 1, 2025, performance metrics are achieved at target levels. The MSUs vest on July 1, 2025 subject to achievement of the performance criteria, with 25% shares earned if our stock price is equal to or greater than $35.00 but less than $45.00, 50% of the shares earned if our stock price is equal to or greater than $45.00 but less than $55.00 and 100% of the shares earned if our stock price is equal to or greater than $55.00 during the performance period, subject to continuous employment with, or performance of services for, the Company through the vesting date.

(3) Vests 25% on October 31st of the first year following the date of grant and as to 6.25% of the remaining shares in equal quarterly installments over the remaining three years of the vesting period, subject to continuous employment with, or performance of services for, the Company.

(4) Represents the target number of shares to be issued assuming that, for the period from October 31, 2022 through October 31, 2025, performance targets are achieved. The MSUs shall vest on October 31, 2025, with 25% of the shares earned if our stock price is equal to or greater than $35.00 but less than $45.00, 50% of the shares earned if our stock price is equal to or greater than $45.00 but less than $55.00 and 100% of the shares earned if our stock price is equal to or greater than $55.00, subject to continuous employment with, or performance of services for, the Company through the vesting date.

(5) Vests 25% on February 15th of the first year following the date of grant and as to 6.25% of the remaining shares in equal quarterly installments over the remaining three years of the vesting period, subject to continuous employment with, or performance of services for, the Company through the applicable vesting date.

(6) Represents the target number of shares to be issued assuming target achievement of revenue and adjusted EBITDA metrics relative to performance targets established by the Compensation Committee. The PSU awards, to the extent earned, vest in two equal annual installments on each of December 31, 2024 and December 31, 2025, subject to continuous employment with, or performance of services for, the Company through the applicable vesting date.

(7) Vested 100% on February 15, 2024, following 36 months of continued service from date of the grant.

(8) Vests 33.33% on February 15th of the first year following the date of grant and as to 8.33% of the remaining shares in equal quarterly installments over the remaining two years of the vesting period, subject to continuous employment with, or performance of services for, the Company through the applicable vesting date.

(9) Ms. Soni's employment with the Company terminated effective April 1, 2023. Pursuant to the terms of her separation agreement with the Company, time-based equity awards that would have vested between April 2, 2023 and April 1, 2024 were accelerated and vested in connection with her termination of service and the exercise period of outstanding stock options held by her was extended until the earlier of 18 months following her termination of employment or the original expiration date of the option.

(10) Mr. Teunissen resigned from the Company effective January 1, 2023. Pursuant to the terms of his separation agreement with the Company, time-based equity awards that would have vested between vested from January 2, 2023 through May 30, 2024 were accelerated and vested in connection with his termination of service and the exercise period of outstanding stock options held by him was extended until the earlier of of December 31, 2024 and the original expiration date of the option.

(11) The amounts reported in this column represent the market value of shares or units of stock that have not vested calculated by multiplying the number of stock awards that have not vested by $21.53, the closing price of the Company's common stock on The Nasdaq Stock Market as of December 29, 2023, the last trading day in 2023.

Option Exercises and Stock Vested

The following table sets forth information regarding the vesting during 2023 of stock awards held by the named executive officers. None of our NEOs exercised stock options during 2023.

| | | Stock Awards | |
| | Exercise or Vest Date | Number of Shares Acquired on Vesting[1] | Value Realized on Vesting ($)[2] |
Name			
Matt Goldberg	6/30/2023	64,462	1,067,491
	9/29/2023	16,115	267,348
Michael Noonan	10/31/2023	9,702	140,485
Seth J. Kalvert	2/15/2023	37,006	929,961
	5/15/2023	9,035	140,765
	8/15/2023	9,037	143,959
	11/15/2023	9,036	160,931
Kanika Soni	2/15/2023	25,800	648,354
	4/1/2023	45,519	864,678

(1) The amounts reported in this column represent the gross number of shares acquired upon the vesting of RSUs without taking into account any shares that may have been withheld to satisfy applicable tax obligations.

(2) The amounts reported in this column represent the aggregate dollar value realized upon the vesting of RSUs calculated by multiplying the gross number of RSUs vested by the closing price of Tripadvisor common stock on The Nasdaq Stock Market on the vesting date or, if the vesting occurred on a day on which The Nasdaq Stock Market was closed for trading, the next trading day.

Non-Qualified Deferred Compensation

We do not currently have any other defined contribution or other plan that provides for deferred compensation on a basis that is not tax-qualified for our employees.

Potential Payments Upon Termination or Change in Control

We entered into employment agreements with each of Messrs. Goldberg, Noonan, and Kalvert, and Ms. Kanika Soni. Pursuant to these agreements, each of our named executive officers is (or, in the case of Ms. Soni, was) eligible to receive certain severance payments and benefits in the event of a qualifying termination of employment. The material terms of these employment agreements are described below.

We believe that a strong and experienced management team is essential and in the best interests of our Company and our stockholders. In addition, we recognize that the possibility of a change in control could arise and that such an event could result in the departure of our senior leaders to the detriment of the Company and our stockholders. As a result, we adopted the Tripadvisor, Inc. Executive Severance Plan (the "Severance Plan") applicable to certain senior leaders. The plan formalizes and standardizes our severance practices for our most senior leaders. Adoption of the Severance Plan was approved by the Compensation Committees. The Severance Plan applies to all of our current serving named executive officers. While the benefits are generally consistent with the severance benefits provided for in individual employment agreements, there are some differences. In addition, under the terms of the Severance Plan, in the event of any conflict or inconsistency between the terms of any employment agreement and the Severance Plan, the terms more beneficial to the officer will prevail.

Change of Control Provisions

The 2023 Plan and the 2018 Plan provides that, unless otherwise specified in the applicable award agreement, upon a named executive officer's termination of employment by the Company within three months prior to or within twelve months following a Change in Control other than for "Cause" or "Disability," or by the participant for "Good Reason," as each term is defined in the applicable plan, the following shall occur:

- stock options and stock appreciation rights held by such participant will automatically become fully exercisable and will remain exercisable until the later of (i) the last day on which such option or stock appreciation right is exercisable as specified in the applicable award agreement or (ii) the earlier of the first anniversary of the change in control and the expiration of the term of the option or stock appreciation right; and

- all other awards will become fully vested (with any performance-based awards being deemed met at target) and the restrictions and conditions on all other awards will automatically be deemed waived.

Notwithstanding the foregoing, the Award Agreements with respect to the MSUs granted in 2022 to each of Messrs. Goldberg and Noonan provide for a single-trigger acceleration upon the occurrence of a Change in Control.

Matt Goldberg Employment Arrangement

On May 2, 2022, Tripadvisor, LLC entered into an employment agreement with Mr. Goldberg. Pursuant to the employment agreement:

- Mr. Goldberg initial an annual base salary was $800,000, which base salary was increased to $900,000 effective January 1, 2023.

- Mr. Goldberg received a signing bonus of $500,000, but he is required to repay such amount to the Company in full if Mr. Goldberg terminates his employment with the Company by resigning without Good Reason or if the Company terminates his employment for Cause (as such terms are defined in the employment agreement) prior to Mr. Goldberg completing 12 months of employment.

- For a period of no less than twelve months commencing on his start date, the Company pays Mr. Goldberg $10,000 per month to maintain a residence within 20 miles of the Company's Needham office.

- Pursuant to the 2018 Plan, Mr. Goldberg received a one-time equity award of market based restricted stock units (MSUs") with a grant date value of $3,500,000.

- Mr. Goldberg received an award of RSUs and stock options pursuant to the 2018 Stock Plan, such awards representing annual awards for 2022 and 2023. The RSUs had award value of $4,762,500 and the stock options had an award value of $4,762,500.

- Mr. Goldberg is eligible for an annual bonus, subject to achievement of individual and corporate objectives to be established and to approval of the Compensation Committee, with a target of 100% of base salary.

- Beginning in 2024, Mr. Goldberg is eligible for annual equity grants pursuant to the 2023 Plan, with an annual target award value of $6,350,000 in a combination of RSUs, stock options and/or other forms of equity award, subject to achievement of individual and corporate objectives and other terms and conditions, including with respect to vesting, approval by the Compensation Committee.

Mr. Goldberg participates in the Severance Plan and, as such, is eligible to receive severance benefits pursuant to the Severance Plan under certain circumstances, including a termination of employment by the Company without Cause more than three months prior to and more than 12 months following a Change in Control or a termination of his employment by the Company without Cause or by Mr. Goldberg for Good Reason within three months prior to or 12 months following a Change in Control, as each of those terms is defined in the Severance Plan. In addition to the benefits that he would otherwise be entitled to under the Severance Plan, Mr. Goldberg is entitled to the following rights and benefits:

- in the case of the termination of his employment due to his death, full acceleration of any outstanding and unvested equity awards, with the Reference Price for the MSUs being deemed to be achieved at 100%;

- in the case of the termination of his employment without Cause or for Good Reason not in connection with a Change in Control (as such term is defined in the Severance Plan), (A) the Company will consider in good faith the payment of an annual bonus on a pro rata basis for the year in which the termination of employment occurs based on actual performance during the year, and (B) all equity awards that are outstanding and unvested at the time of such termination but which would but for termination of employment have vested during the 18 month following such termination shall vest as of the date of such termination (provided that equity awards that vest less frequently than annually shall be treated as though such awards vested annually), subject to the achievement of any performance conditions applicable to such equity awards (including the PSUs); and

- in the case of a termination of employment due to his death or a termination of his employment by the Company without Cause or by Mr. Goldberg for Good Reason not in connection with a Change in Control, any the vested stock options and stock appreciation rights (including pursuant to any acceleration provisions) shall remain exercisable through the earlier of the date that is 18 months following the date of termination of his employment and the original expiration date of the award.

Receipt of the severance payments and benefits set forth above is contingent upon Mr. Goldberg executing and not revoking a separation and release in favor of the Company. Mr. Goldberg has agreed to be restricted from competing with the Company or any of its subsidiaries or affiliates, or soliciting their employees, consultants, independent contractors, customers, suppliers or business partners, among others, from his start date through 12-month period after termination of his service with the Company.

Michael Noonan Employment Arrangement

On October 10, 2022, Tripadvisor, LLC entered into an employment agreement with Mr. Noonan. The employment agreement, provides that:

- Mr. Noonan's annual base salary is $525,000 and he was not eligible for a merit increase until 2024.

- Mr. Noonan received a signing bonus of $400,000 in January 2023 but is required to repay such amount to the Company in full if Mr. Noonan resigns without Good Reason (as defined in the employment agreement) or if the Company terminates his employment for Cause (as defined in the Severance Plan) prior to completing 12 months of employment from his start date.

- Mr. Noonan received a one-time equity award pursuant to the 2018 Plan with an aggregate grant date value of $2,750,000. Of such award, $916,667 was issued in form of RSUs, $916,667 was issued in the form of MSUs and $916,667 was issued in the form of stock options.

- In the first quarter of 2023, at the same time that the Company awarded its annual equity grants to employees pursuant to the 2018 Plan and as part of the Company's long-term equity incentive program, Mr. Noonan received another award of equity award with a target aggregate grant date value of approximately $2,750,000 .

- During his employment, Mr. Noonan is eligible for an annual bonus, subject to achievement of individual and corporate objectives to be established by the Compensation Committee, with a target amount of 80% of base salary.

- Beginning in 2024, Mr. Noonan is eligible for annual equity grants pursuant to the 2023 Plan, with an annual target award value of $2,750,000 in a combination of RSUs, stock options and/or other forms of equity award, subject to achievement of individual and corporate objectives and other terms and conditions, including with respect to vesting, approval by the Compensation Committee.

Mr. Noonan participates in the Severance Plan and, as such, is eligible to receive severance benefits pursuant to the Severance Plan under certain circumstances, including termination of employment by the Company without Cause other than within three months prior to or 12 months following a Change in Control (as such term is defined in the Severance Plan), and the termination of his employment by the Company without Cause or his resignation for Good Reason (as each such term is defined in the Severance Plan). In addition, pursuant to his employment agreement, Mr. Noonan is eligible to receive the same severance benefits he is eligible for in the event of a termination of his employment without Cause other than within three months prior to or 12 months following a Change in Control in the event he resigns for Good Reason (as defined in the employment agreement) not in connection with a Change in Control.

Receipt of the severance payments and benefits set forth above is contingent upon Mr. Noonan executing and not revoking a separation and release in favor of the Company. Mr. Noonan has agreed to be restricted from competing with the Company or any of its subsidiaries or affiliates, or soliciting their employees, consultants, independent contractors, customers, suppliers or business partners, among others, from his start date through the 12-month period after a termination of his service with the Company. The non-compete will not apply if Mr. Noonan's employment is terminated by the Company without cause or in connection with a position elimination or layoff. All post-employment restrictions will be extended to 24 months if Mr. Noonan breaches his fiduciary duty to the Company or unlawfully takes, physically or electronically, property belonging to the Company or any of its parents, subsidiaries, divisions or units.

Seth J. Kalvert Employment Arrangement

Effective March 29, 2021, Tripadvisor, LLC entered into an employment agreement with Mr. Kalvert. Pursuant to the employment arrangement with Mr. Kalvert, in the event that he terminates his employment for Good Reason or is terminated by the Company without Cause (in each case as such terms are defined in the employment agreement), then:

- The Company will continue to pay his base salary for 12 months following the termination date, provided that such payments will be offset by any amount earned from another employer during such time period;

- The Company will consider in good faith the payment of an annual bonus on a pro rata basis for the year in which the termination of employment occurs based on actual performance for the year in which termination of employment occurs;

- If Mr. Kalvert is participating in the Company's group health plan and subject to his timely election and eligibility for COBRA benefits, the Company will pay the monthly premium for health insurance coverage for Mr. Kalvert and his eligible dependents until the earlier of 12 months following termination or the date Mr. Kalvert becomes re-employed or otherwise ineligible for COBRA coverage;

- All equity awards held by Mr. Kalvert that otherwise would have vested during the 12-month period following termination of his employment will accelerate and become fully vested and exercisable (provided that equity awards that vest less frequently than annually shall be treated as though such awards vested annually), subject to the achievement of any performance conditions applicable to such equity awards; and

- Mr. Kalvert will have 18 months following such date of termination of employment to exercise any vested stock options (including stock options accelerated pursuant to the terms of his employment agreement) or, if earlier, through the scheduled expiration date of the options.

In the event that his employment terminates by reason of his death or disability, Mr. Kalvert will be entitled to continued payment of base salary through the end of the month in which such termination of employment occurs, offset by any amounts payable during such period to Mr. Kalvert under any disability insurance plan or policy provided by the Company. In the event Mr. Kalvert is absent from full-time performance of his duties due to disability, the Company will continue to pay, through the termination of employment, Mr. Kalvert's base salary offset by any amounts payable during such period under any disability insurance plan or policy provided by the Company. In addition, any outstanding equity awards will continue to vest during such period and until his termination of employment.

Receipt of the severance payments and benefits set forth above is contingent upon Mr. Kalvert executing and not revoking a separation and release in favor of the Company. In addition, Mr. Kalvert agreed to be restricted from competing with the Company or any of its subsidiaries or affiliates or soliciting their employees, consultants, independent contractors, customers, suppliers or business partners, among others, through one year after the effective date of the termination of his employment.

Kanika Soni Employment Arrangement

On February 1, 2019, the Company entered into an offer letter with Ms. Soni. Pursuant to the offer letter, Ms. Soni was entitled to the benefits of the Company's Severance Plan for senior leaders as described in more detail below. Simultaneous with entering into the new offer letter, Ms. Soni entered into a Non-Disclosure, Developments and Non-Competition Agreement, pursuant to which Ms. Soni agreed to be restricted from competing with Tripadvisor or any of its subsidiaries or affiliates or soliciting their employees, consultants, independent contractors, customers, suppliers or business partners, among others, through one year after the effective date of her termination of employment.

On November 28, 2022, the Company and Ms. Soni agreed that Ms. Soni would leave her position as Chief Commercial Officer of the Company, effective January 15, 2023. During the period from January 16, 2023 through April 1, 2023, Ms. Soni served as an Advisor to the Company's Chief Executive Officer working on such projects as determined by him. For purposes of the Company's Executive Severance Plan and Summary Plan Description (the "Severance Plan"), Ms. Soni's departure was treated as a termination of employment without Cause, as defined in the Severance Plan (the "Termination Date").
In consideration for such service, through the Termination Date, Ms. Soni:

- Continued to receive her current base salary;

- Continued to be eligible to participate in the employee benefit plans made available by the Company to its employees, including vacation and sick time;

- Continued to remain eligible to vest in outstanding awards under the 2018 Stock Plan; and

- Received a 2022 corporate bonus payout based on actual performance, with such bonus calculated in the same manner as 2022 earned corporate bonuses were calculated for the Company's employees generally.

In addition to the benefits mentioned above, Ms. Soni's equity awards issued pursuant to the 2018 Plan (e.g. restricted stock units, stock options or similar instruments), that were time-based and outstanding and unvested as of the Termination Date, but that would have vested from April 2, 2023 through April 1, 2024 had Ms. Soni's employment continued through this period, accelerated and vested as of the Termination Date. Consistent with the Severance Plan, Ms. Soni continued to receive base salary payments for the 12-month period following the Termination Date, and 12 months of payments of the Company's portion of COBRA premiums for health insurance plan continuation coverage. Stock options that were vested as of the Termination Date, including those for which vesting was accelerated vesting as described above, shall remain exercisable through the date that is the earlier of (i) 18 months following the Termination Date or (ii) the original expiration date of the relevant stock option. Ms. Soni's severance benefits were conditioned on her execution and non-revocation of a general release of claims in favor of the Company at the time she initially executed the separation agreement and on the Termination Date, and the continued compliance with certain restrictive covenant obligations, including non-disparagement and non-solicitation covenants.

The foregoing summary is qualified in its entirety by reference to the employment arrangements, which are incorporated herein by reference to Exhibit 10.19 to the Company's 8-K as filed with the SEC on May, 4, 2022 for Mr. Goldberg, to Exhibit 10.20 to the Company's 8-K as filed with the SEC on October 11, 2022, for Mr. Noonan, Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q as filed with the SEC on May 6, 2021, for Mr. Kalvert, and to Exhibit 10.9 to the Company's Annual Report on Form 10-K as filed with the SEC on May 6, 2021, for Ms. Soni.

Equity Compensation Plan Information

The following table provides information as of December 31, 2023 regarding shares of common stock that may be issued under Tripadvisor's equity compensation plans consisting of the Tripadvisor, Inc. 2023 Plan, and the Tripadvisor 2018 Stock and Annual Incentive Plan, as amended (the "2018 Plan"), the Tripadvisor, Inc. Amended & Restated 2011 Stock and Annual Incentive Plan (the "2011 Plan"), 2023 Plan, the 2018 Plan, the Viator, Inc. 2010 Stock Incentive Plan and the Deferred Compensation Plan for Non-Employee Directors

Plan category	Equity Compensation Plan Information		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	16,537,583[1]	$35.56[2]	18,712,581
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	16,537,583	—	18,712,581

(1) Includes (i) 3,926,923 shares of common stock issuable upon the exercise of outstanding options, of which 450 shares were granted pursuant to options under the Viator, Inc. 2010 Stock Incentive Plan, (ii) 11,519,803 shares of common stock issuable upon the vesting of RSUs, (iii) 519,171 shares of common stock issuable upon the vesting of PSUs (assuming target performance is achieved), and (iv) 571,686 shares of common stock issuable upon the vesting of MSUs (assuming target performance is achieved).

(2) Since RSUs, PSUs and MSUs do not have an exercise price, such units are not included in the weighted average exercise price calculation.

Severance Plan

Effective August 7, 2017, the Company adopted the Severance Plan applicable to certain senior leaders of the Company, including all of the NEOs. The Severance Plan formalizes and standardizes the Company's severance practices for certain designated employees. Employees covered by the Severance Plan generally will be eligible to receive severance benefits in the event of a termination of employment by the Company without Cause or, under certain circumstances, resignation by the employee for Good Reason. If a termination of employment occurs in connection with a Change in Control, the participants would generally be eligible to receive enhanced severance benefits. The severance benefits provided pursuant to the Severance Plan are determined based on the job classification of the employees and, in certain cases, his or her years of service with the Company.

Under the Severance Plan, in the event of a termination of employment by the Company without Cause more than three months prior to or more than 12-months following a Change in Control, eligible participants are generally eligible for the following severance benefits:

- continued payment of base salary for a period ranging from six to 18 months following the date of such employee's termination of employment (in such case, based on the employee's classification within the organization and years of service); and

- continuation of coverage under the Company's health insurance plan through the Company's payment of the Company's COBRA premiums for a period ranging from six to 18 months following the date of such employee's termination of employment (in such case, based on the employee's classification within the organization and years of service).

Under the Severance Plan, in the event of a termination by the Company without Cause or by the employee for Good Reason, in each case within three months prior to or 12 months following a Change in Control, eligible participants are generally eligible for the following severance benefits:

- payment of a lump sum amount equal to (i) a minimum of 12 and up to 24 months of the participant's base salary, plus (ii) the participant's target bonus multiplied by 1, 1.5 or 2 (in each case, based on employee's classification within the organization and years of service); and

- payment of a lump sum amount equal to the premiums required to continue the participant's medical coverage under the Company's health insurance plan for a period ranging from 12 to 24 months (in such case, based on employee's classification within the organization).

The foregoing summary is qualified in its entirety by reference to the Severance Plan, which is incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q as filed with the SEC on August 7, 2017.

Estimated Potential Incremental Payments

The table below reflects the estimated amount of incremental compensation payable to each of our named executive officers (except with respect to Ms. Soni whose severance benefits actually received upon terminations of employment in 2023 are described below in the table) in the following circumstances: (i) termination of employment as a result of death of the NEO; (ii) a termination of employment by the Company without Cause not in connection with a Change in Control, (iii) resignation by NEO for Good Reason not in connection with a Change in Control, (iv) a Change in Control or (v) a termination of employment by the Company without Cause or by NEO for Good Reason in connection with a Change in Control. No benefits are payable upon a resignation by the NEO without Good Reason, or termination of employment by the Company for Cause. Upon a termination of employment due to the NEO's disability or retirement, no benefits are provided, other than an extension of time for the exercise of any outstanding options and, in the case of Mr. Kalvert, continued payment of his base salary through the end of the month in which his employment due to disability occurs.

The amounts shown in the table (i) assume that the triggering event was effective December 31, 2023; (ii) are based on the terms of the employment arrangements in effect as of December 31, 2023 and do not reflect any subsequent amendments; and (iii) are based on the "better of" the terms set forth in the respective employment arrangements or the terms of the Severance Plan. The price of the Company's common stock on which certain calculations are based was $21.53 per share, the closing price of the Company's common stock on Nasdaq on December 29, 2023, the last trading day of the year. These amounts are estimates of the incremental amounts that would be paid out to each NEO upon such triggering event. The actual amounts to be paid out can only be determined at the time of the triggering event, if any.

As discussed above, Ms. Soni's and Mr. Teunissen's service with the Company terminated on April 1, 2023 and January 1, 2023, respectively. Accordingly, information regarding the amount of compensation actually received by Ms. Soni and Mr. Teunissen in connection with their respective termination of service is set forth in narrative disclosure following the table.

Name and Benefit	Death ($)	Termination Without Cause ($)	Resignation for Good Reason ($)	Change in Control ($)	Termination w/o Cause or for Good Reason in connection with Change in Control ($)	Equity Awards Vesting Post Termination other than Death
Matt Goldberg						
Salary	—	1,350,000	—	—	1,800,000	—
Bonus [1]	—	891,000	891,000	—	1,800,000	—
Equity Awards [2]	13,041,537	1,979,778	1,979,778	8,139,718	13,041,537	—
Health & Benefits [3]	—	51,243	51,243	—	68,324	—
Total estimated value	**13,041,537**	**4,272,021**	**2,922,021**	**8,139,718**	**16,709,861**	**—**
Michael Noonan						
Salary	—	525,000	525,000	—	787,500	—
Bonus [2]	—	415,000	—	—	630,000	—
Equity Awards [3]	4,864,337	—	—	1,333,461	4,864,337	—
Health & Benefits [4]	—	33,212	33,212	—	49,818	—
Total estimated value	**4,864,337**	**973,212**	**558,212**	**1,333,461**	**6,331,655**	**—**
Seth J. Kalvert						
Salary	—	525,000	525,000	—	787,500	—
Bonus [2]	—	400,000	400,000	—	630,000	—
Equity Awards [3]	3,151,497	1,255,048	1,255,048	—	3,151,497	—
Health & Benefits [4]	—	33,436	33,436	—	50,154	—
Total estimated value	**3,151,497**	**2,213,484**	**2,213,484**	**—**	**4,619,151**	**—**

(1)   Represents actual bonus amount for 2023, the payment of which the Company must consider in good faith pursuant to the terms of the employment agreement.

(2)   Pursuant to the 2023 Plan, the equity award agreement, and/or the employment arrangements entered into with the NEOs, (i) upon a termination of employment by death, all unvested awards automatically vest and options remain exercisable until the earlier of (A) the first anniversary of the date of death, and (B) the expiration of the term of the option; (ii) upon a termination of employment without Cause or a resignation by the employee for Good Reason, not in connection with a Change in Control, all equity awards held by Mr. Goldberg that otherwise would have vested during the 18-month period following termination will accelerate and become vested and exercisable or nonforfeitable and all equity awards held by Mr. Kalvert that otherwise would have vested during the 12-month period following termination, accelerate and become vested and exercisable or nonforfeitable (provided that equity awards that vest less frequently than annually shall be treated as though such awards vested annually); (iii) upon a termination of employment without Cause or a resignation by the employee for Good Reason in connection with a Change in Control, all equity awards held by such executive officers accelerate and become fully vested and exercisable and performance awards shall be considered earned at target and all restrictions shall lapse, and (iv) with respect to the MSUs granted to Messrs. Goldberg and Noonan in 2022 pursuant to their employment agreements, upon a Change in Control, all such MSUs held by Messrs. Goldberg and Noonan shall automatically accelerate and vest.

(3)   Assumes extension of benefits or payment of the cost of benefits for a period of time following termination, pursuant to the terms of the employment agreement or the Severance Plan.

Actual Payments upon Termination of Employment

Ms. Soni's service with the Company terminated effective April 1, 2023. In connection with her termination, Ms. Soni received the following benefits:

- salary continuation for 12 months following the date of termination, in the amount of $419,769 ($387,308 paid in 2023);

- annual bonus for 2022 in the amount of $430,000 ($0 bonus in 2023);

- continuation of health benefits for a period of 12 months following termination, such benefit having a value of $13,264;

- accelerated vesting of time-based equity awards that would have vested between April 2, 2023 and April 1, 2024 had Ms. Soni remained employed by the Company during such period (with a value as of April 1, 2023 of $864,678); and

- extension of the post-termination exercise period of all vested stock options (including those for which vesting was accelerated) until the earlier of 18 months following the termination of her service and the original expiration date of the option.

Mr. Teunissen's service with the Company terminated effective January 1, 2023. In connection with his termination, Mr. Teunissen received the following benefits:

- accelerated vesting of time-based equity awards that would have vested from January 2, 2023 through May 30, 2024 had Mr. Teunissen remained employed by the Company during such period (with a value as of December 30, 2022 of $1,109,535); and

- extension of the post-termination exercise period of all vested stock options (including those for which vesting was accelerated) until the earlier of of December 31, 2024 and the original expiration date of the option.

DIRECTOR COMPENSATION

Overview

The Board sets non-employee director compensation which is designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of Tripadvisor common stock to further align their interests with those of our stockholders. Each non-employee director of Tripadvisor is eligible to receive the following compensation:

- An annual cash retainer of $50,000, paid in equal quarterly installments;

- An RSU award with a value of $250,000 (based on the closing price of Tripadvisor's common stock on Nasdaq on the date of grant), upon such director's election to office, which vest in full on the first anniversary of the grant date and accelerates upon a Change in Control (as defined in the 2023 Plan;

- An annual cash retainer of $20,000 for each member of the Audit Committee (including the Chairman) and $15,000 for each member of the Compensation Committees (including the Chairman); and

- An additional annual cash retainer of $10,000 for each of the Chairman of the Audit Committee and the Chairperson of the Compensation Committees.

We also pay reasonable travel and accommodation expenses of the non-employee directors in connection with their participation in meetings of the Board.

Tripadvisor employees do not receive compensation for serving as directors. Accordingly, Mr. Goldberg did not receive any compensation for his service as a director.

Non-Employee Director Deferred Compensation Plan

Under Tripadvisor's Non-Employee Director Deferred Compensation Plan, the non-employee directors may defer all or a portion of their directors' fees. Eligible directors who defer their directors' fees may elect to have such deferred fees (i) applied to the purchase of share units representing the number of shares of Tripadvisor common stock that could have been purchased on the date such fees would otherwise be payable or (ii) credited to a cash fund. If any dividends are paid on Tripadvisor common stock, dividend equivalents will be credited on the share units. The cash fund will be credited with deemed interest at an annual rate equal to the average "bank prime loan" rate for such year identified in the U.S. Federal Reserve Statistical Release. Upon termination of service as a director of Tripadvisor, a director will receive (i) with respect to share units, such number of shares of Tripadvisor common stock as the share units represent and (ii) with respect to the cash fund, a cash payment. Payments upon termination will be made in either one lump sum or up to five installments, as elected by the eligible director at the time of the deferral election.

2023 Non-Employee Director Compensation Table

The following table shows the compensation information for the non-employee directors of Tripadvisor for the year ended December 31, 2023:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Total ($)
Gregory B. Maffei	65,000	249,988	314,988
Jay C. Hoag	65,000	249,988	314,988
Betsy L. Morgan	75,000	249,988	324,988
M. Greg O'Hara	50,000	249,988	299,988
Jeremy Philips	70,000	249,988	319,988
Albert Rosenthaler	50,000	249,988	299,988
Trynka Shineman Blake	70,000	249,988	319,988
Jane Jie Sun	50,000	249,988	299,988
Robert S. Wiesenthal	80,000	249,988	329,988

(1) The amounts reported in this column represent the annual cash retainer amounts for services in 2023, including fees with respect to which directors elected to defer and credit towards the purchase of share units representing shares of the Company common stock pursuant to the Company's Non-Employee Director Deferred Compensation Plan.

(2)   The amounts reported in this column represent the aggregate grant date fair value of RSU awards computed in accordance with FASB ASC Topic 718, disregarding estimated forfeitures related to service-based vesting and therefore may not correspond to the actual value that will be recognized by the non-employee directors from their awards.

(3)   As of December 31, 2023, each of the non-employee directors held 15,105 RSUs.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Table

The following table presents information as of April 15, 2024, relating to the beneficial ownership of Tripadvisor's capital stock by (i) each person or entity known to Tripadvisor to own beneficially more than 5% of the outstanding shares of Tripadvisor's common stock or Class B common stock, (ii) each director and director nominee of Tripadvisor, (iii) the named executive officers and (iv) our executive officers and directors, as a group. In each case, except as otherwise indicated in the footnotes to the table, the shares are owned directly by the named owners, with sole voting and dispositive power. Unless otherwise indicated, beneficial owners listed in the table may be contacted at Tripadvisor's corporate headquarters at 400 1st Avenue, Needham, Massachusetts 02494.

Shares of Tripadvisor Class B common stock may, at the option of the holder, be converted on a one-for-one basis into shares of Tripadvisor common stock; therefore, the common stock column below includes shares of Class B common stock held by each such listed person, entity or group, and the beneficial ownership percentage of each such listed person assumes the conversion of all Class B common stock into common stock. For each listed person, entity or group, the number of shares of Tripadvisor common stock and Class B common stock and the percentage of each such class listed also include shares of common stock and Class B common stock that may be acquired by such person, entity or group on the conversion or exercise of equity securities, such as stock options, which can be converted or exercised, and RSUs that have or will have vested, within 60 days of April 15, 2024, but do not assume the conversion or exercise of any equity securities (other than the conversion of the Class B common stock) owned by any other person, entity or group.

The percentage of votes for all classes of Tripadvisor's capital stock is based on one vote for each share of common stock and ten votes for each share of Class B common stock. There were 126,416,478 shares of common stock and 12,799,999 shares of Class B common stock outstanding on April 15, 2024.

Beneficial Owner	Common Stock		Class B Common Stock		Percent (%) of Votes (All Classes)
	Shares	%	Shares	%	
5% Beneficial Owners					
Liberty TripAdvisor Holdings, Inc. 12300 Liberty Boulevard Englewood, CO 80112	29,245,893[1]	21.0%	12,799,999[1]	100%	56.8%
BlackRock, Inc. 55 East 52nd Street, New York, NY 10022	13,382,953[2]	9.6%	0	0	5.3%
The Vanguard Group 100 Vanguard Blvd, Malvern, PA 19355	12,876,614[3]	9.3%	0	0	5.1%
Named Executive Officers and Directors					
Gregory B. Maffei	122,291[4]	*	0	0	*
Trynka Shineman Blake	49,255[5]	*	0	0	*
Jay C. Hoag	55,058[6]	*	0	0	*
Betsy Morgan	49,255[5]	*	0	0	*
Greg M. O'Hara	1,758,446[7]	1.3%	0	0	*
Jeremy Philips	59,867[5]	*	0	0	*
Jane Jie Sun	42,148[8]	*	0	0	*
Albert Rosenthaler	65,445[5]	*	0	0	*
Robert S. Wiesenthal	59,867[5]	*	0	0	*
Matt Goldberg	282,576[9]	*	0	0	*
Michael Noonan	55,561[10]	*	0	0	*
Seth J. Kalvert	424,629[11]	*	0	0	*
Kanika Soni	0				
Ernst Teunissen	0				
All executive officers, directors, and director nominees as a group (14 persons)	3,024,398[12]	2.2%	0	0	1.2%

* The percentage of shares beneficially owned does not exceed 1% of the class.

(1) Based on information contained in a Schedule 13D/A filed with the SEC on February 9 2024, by LTRIP. Consists of 16,445,894 shares of common stock and 12,799,999 shares of Class B Common Stock owned by LTRIP. Excludes shares beneficially owned by the executive officers and directors of LTRIP, as to which LTRIP disclaims beneficial ownership.

(2) Based solely on information contained in a Schedule 13G/A filed with the SEC on December 31, 2023, by BlackRock, Inc. According to the Schedule 13G/A, BlackRock beneficially owns and has sole dispositive power with respect to 13,382,953 shares of common stock and has sole voting power with respect to 12,991,017 shares.

(3) Based solely on information contained in a Schedule 13G/A filed with the SEC on December 29, 2023, by The Vanguard Group ("Vanguard"). According to the Schedule 13G/A, Vanguard beneficially owns 12,876,614 shares of common stock and has sole dispositive power with respect to 12,727,644 shares of common stock.

(4) Includes 1,938 shares of common stock that are held by the Maffei Foundation. Mr. Maffei and his wife, as the two directors of the Maffei Foundation, have shared voting and investment power with respect to any shares held by the Maffei Foundation. Also includes 15,105 RSUs that will vest within 60 days of April 15, 2024.

(5) Includes 15,105 RSUs that will vest within 60 days of April 15, 2024.

(6) Includes 15,105 RSUs that will vest within 60 days of April 15, 2024. Mr. Hoag holds directly these RSUs and 39,953 shares resulting from RSUs that previously vested and has sole voting and dispositive power over these securities; however, TCV IX Management, L.L.C. has a right to 100% of the pecuniary interest in such securities. Mr. Hoag is a Member of TCV IX Management, L.L.C. and disclaims beneficial ownership of such RSUs and the shares underlying such RSUs except to the extent of his pecuniary interest therein. The remaining 2,281,000 shares are held directly by TCV IX Tumi, L.P., TCV IX Tumi (A), L.P., TCV IX Tumi (B), L.P., and TCV IX Tumi (MF), L.P. (the "TCV Funds"). Mr. Hoag is a Class A Member of Technology Crossover Management IX, Ltd. ("Management IX") and a limited partner of Technology Crossover Management IX, L.P. ("TCM IX"). Management IX is the sole general partner of TCM IX, which in turn is the sole general partner of TCV IX, L.P., which in turn is the sole member of TCV IX TUMI GP, LLC, which in turn is the sole general partner each of the TCV Funds. Mr. Hoag does not hold voting or dispositive power over the shares held by the TCV Funds and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(7) Includes (i) 1,713,859 shares of the Company's common stock held by an entity affiliated with Certares Management LLC (together with its affiliates, "Certares") that Mr. O'Hara may be deemed to beneficially own, and (ii) 15,105 RSUs that will vest within 60 days of April 15, 2024. These RSUs, along with 29,482 shares resulting from RSUs that previously vested, were granted under the Company's 2018 Plan to Mr. O'Hara in consideration for services rendered as a member of the Board. Mr. O'Hara is an employee of Certares. Pursuant to policies of Certares, Mr. O'Hara holds the RSUs and shares resulting from the vested RSUs described herein for the benefit of Certares. Mr. O'Hara disclaims beneficial ownership of the shares held by Certares except to the extent of Mr. O'Hara's pecuniary interest in therein.

(8) Includes 15,105 RSUs that will vest within 60 days of April 15, 2024. These RSUs were granted under the Company's 2018 Plan to Ms. Sun in consideration for services rendered as a member of the Company's Board of Directors. Ms. Sun is an employee of Trip.com Group Limited or one of its affiliates (collectively, "Trip.com"). Ms. Sun disclaims beneficial ownership of any shares held by Trip.com except to the extent of Ms. Sun's interest therein.

(9) Includes options to purchase 225,666 shares of common stock that are currently exercisable.

(10) Includes options to purchase 24,057 shares of common stock that are currently exercisable, options to purchase 4,812 shares of common stock that will be exercisable within 60 days of April 15, 2024 and 6,641 RSUs that will vest within 60 days of April 15, 2024.

(11) Includes options to purchase 315,521 shares of common stock that are currently exercisable, options to purchase 1,552 shares of common stock that will be exercisable within 60 days of April 15, 2024 and 12,198 RSUs that will vest within 60 days of April 15, 2024.

(12) Includes options to purchase 565,244 shares of common stock that are currently exercisable, options to purchase 6,364 shares of common stock that will be exercisable within 60 days of April 15, 2024 and 154,784 RSUs that will vest within 60 days of April 15, 2024.

Delinquent Section 16(a) Reports

Pursuant to Section 16(a) of the Exchange Act, Tripadvisor officers and directors and persons who beneficially own more than 10% of the registered class of a registered class of Tripadvisor's equity securities are required to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) with the SEC. Such persons are required by the rules of the SEC to furnish Tripadvisor with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to the Company and/or written representations that no additional forms were required, Tripadvisor believes that all of the Company's directors, officers and 10% beneficial holders complied with all of the reporting requirements applicable to them with respect to transactions during 2023.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review and Approval or Ratification of Related Person Transactions

Pursuant to the Company's Related Party Transactions Policy, we will enter into or ratify a "related person transaction" only when it has been approved by the Audit Committee of the Board, in accordance with its written charter. Related persons include our executive officers, directors, 5% or more beneficial owners of our common stock or immediate family members of these persons and entities in which one of these persons has a direct or indirect material interest. Related person transactions are transactions that meet the minimum threshold for disclosure in the proxy statement under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person or entity has a direct or indirect material interest). When a potential related person transaction is identified, management presents it to the Audit Committee to determine whether to approve or ratify such a transaction. When determining whether to approve, ratify, disapprove or reject any related person transaction, the Audit Committee considers all relevant factors, including the extent of the related person's interest in the transaction, whether the terms are commercially reasonable and whether the related person transaction is consistent with the best interests of Tripadvisor and our stockholders.

The legal and accounting departments work with business units throughout Tripadvisor to identify potential related person transactions prior to execution. In addition, we take the following steps with regard to related person transactions:

- On an annual basis, each director, director nominee and executive officer of Tripadvisor completes a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with us during the last fiscal year in which the director, director nominee or executive officer, or any member of his or her immediate family, had a direct or indirect material interest.

- Each director, director nominee and executive officer is expected to promptly notify our legal department of any direct or indirect interest that such person or an immediate family member of such person had, has or may have in a transaction in which we participate.

- Tripadvisor monitors its accounts payable, accounts receivable and other databases to identify any other potential related person transactions that may require disclosure.

- Any reported transaction that our legal department determines may qualify as a related person transaction is referred to the Audit Committee.

If any related person transaction is not approved, the Audit Committee may take such action as it may deem necessary or desirable in the best interests of Tripadvisor and our stockholders.

Related Person Transactions

On August 27, 2014, the entire beneficial ownership of our common stock and Class B common stock held by Liberty was transferred to LTRIP. Simultaneously, Liberty, LTRIP's former parent company, distributed, by means of a dividend, to the holders of its Liberty Ventures common stock, Liberty's entire equity interest in LTRIP. We refer to this transaction as the "Liberty Spin-Off." As a result of the Liberty Spin-Off, effective August 27, 2014, LTRIP became a separate, publicly traded company holding 100% of Liberty's interest in Tripadvisor.

As of the record date, LTRIP beneficially owned 16,445,894 shares of our common stock and 12,799,999 shares of our Class B common stock, which shares constitute 13.0% of the outstanding shares of common stock and 100% of the outstanding shares of Class B common stock. Assuming the conversion of all of LTRIP's shares of Class B common stock into common stock, LTRIP would beneficially own 21.0% of the outstanding common stock (calculated in accordance with Rule 13d-3). Because each share of Class B common stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, LTRIP may be deemed to beneficially own equity securities representing 56.8% of our voting power. As a result, LTRIP is effectively able to control the outcome of all matters submitted to a vote or for the consent of Tripadvisor's stockholders (other than with respect to the election by the holders of Tripadvisor common stock of 25% of the members of Tripadvisor's Board and matters as to which Delaware law requires a separate class vote).

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

Tripadvisor files annual, quarterly and current reports, proxy statements and other information with the SEC. Tripadvisor's filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. Tripadvisor's SEC filings are also available to the public from commercial retrieval services.

The SEC allows Tripadvisor to "incorporate by reference" the information that Tripadvisor's files with the SEC, which means that Tripadvisor can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement.

ANNUAL REPORTS

Tripadvisor's Annual Report to Stockholders for 2024, which includes our 2023 Annual Report (not including exhibits), is available at http://ir.Tripadvisor.com/annual-proxy.cfm. Upon written request to Tripadvisor, Inc., 400 1st Avenue, Needham, Massachusetts 02494, Attention: Secretary, Tripadvisor will provide, without charge, an additional copy of Tripadvisor's 2023 Annual Report on Form 10-K. Tripadvisor will furnish any exhibit contained in the 2023 Annual Report upon payment of a reasonable fee. Stockholders may also review a copy of the 2023 Annual Report (including exhibits) by accessing Tripadvisor's corporate website at www.Tripadvisor.com or the SEC's website at www.sec.gov.

PROPOSALS BY STOCKHOLDERS FOR PRESENTATION AT THE 2025 ANNUAL MEETING

Stockholders who wish to have a proposal considered for inclusion in Tripadvisor's proxy materials for presentation at the 2025 Annual Meeting of Stockholders must ensure that their proposal is received by Tripadvisor no later than December 27, 2024, at its principal executive offices at 400 1st Avenue, Needham, Massachusetts 02494, Attention: Secretary. The proposal must be made in accordance with the provisions of Rule 14a-8 of the Exchange Act. Stockholders who intend to present a proposal at the 2024 Annual Meeting of Stockholders without inclusion of the proposal in Tripadvisor's proxy materials are required to provide notice of such proposal to Tripadvisor at its principal executive offices no later than March 12, 2025. Stockholders who intend to solicit proxies in support of director nominees other than the Board's nominees must also provide written notice to the Secretary that sets forth all the information required by Rule 14a-19 of the Exchange Act, no later than April 12, 2025 Tripadvisor reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS

If you share an address with any of our other stockholders, your household might receive only one copy of the Proxy Statement, 2023 Annual Report and Notice, as applicable. To request individual copies of any of these materials for each stockholder in your household, please contact Tripadvisor, Inc., 400 1st Avenue, Needham, Massachusetts 02494, Attention: Secretary, or call us at (781) 800-5000. We will deliver copies of the Proxy Statement, 2022 Annual Report and/or Notice promptly following your request. To ask that only one copy of any of these materials be mailed to your household, please contact your broker.

Needham, Massachusetts

April 26, 2024

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2023 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2023
OR
☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to
Commission file number: 001-35362

TRIPADVISOR, INC.
(Exact name of registrant as specified in its charter)

Delaware	**80-0743202**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**

400 1ˢᵗ Avenue
Needham, MA 02494
(Address of principal executive office) (Zip Code)
Registrant's telephone number, including area code:
(781) 800-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock	TRIP	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was $1,755,043,826 based on the closing price on The Nasdaq Global Select Market on such date.

Class	Outstanding Shares at February 9, 2024
Common Stock, $0.001 par value per share	125,099,694 shares
Class B common stock, $0.001 par value per share	12,799,999 shares

Documents Incorporated by Reference

The registrant intends to file a proxy statement pursuant to Regulation 14A not later than 120 days after the close of the fiscal year ended December 31, 2023. Portions of such proxy statement are incorporated by reference into Part III of this Annual Report on Form 10-K.

		Page
PART I		2
Item 1.	Business	2
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	27
Item 1C.	Cybersecurity	28
Item 2.	Properties	29
Item 3.	Legal Proceedings	29
Item 4.	Mine Safety Disclosures	30
PART II		31
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	31
Item 6.	[Reserved]	33
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	33
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	52
Item 8.	Financial Statements and Supplementary Data	55
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	111
Item 9A.	Controls and Procedures	111
Item 9B.	Other Information	113
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	113
PART III		113
Item 10.	Directors, Executive Officers and Corporate Governance	113
Item 11.	Executive Compensation	113
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	114
Item 13.	Certain Relationships and Related Transactions, and Director Independence	114
Item 14.	Principal Accounting Fees and Services	114
PART IV		115
Item 15.	Exhibit and Financial Statement Schedules	115
Item 16.	Form 10-K Summary	117
SIGNATURES		118

We refer to Tripadvisor, Inc. and our wholly-owned subsidiaries as "Tripadvisor," "Tripadvisor group," "the Company," "us," "we" and "our" in this Annual Report on Form 10-K. The Company renamed our Tripadvisor Core segment to "Brand Tripadvisor", and its "Tripadvisor-branded display and platform" revenue stream within the Brand Tripadvisor segment, as "Media and advertising" revenue. These nomenclature changes had no impact on the composition of our segments, revenue streams, or on any current or historic financial information.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Annual Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The following words, when used, are intended to identify forward-looking statements: "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "project," "target," "result," "should," "will," and similar expressions which do not relate solely to historical matters. We caution investors that any forward-looking statements in this report, or which management may make orally or in writing from time to time, are based on management's beliefs and on assumptions made by, and information currently available to, management. Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, those described in Part I. Item 1A. "Risk Factors." Moreover, we operate in a rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We caution you that, while forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events or otherwise.

Investors should also refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K as we file them with the U.S. Securities and Exchange Commission (the "SEC"), and to other materials we may furnish to the public from time to time through SEC filings.

Item 1. Business

Overview

The Tripadvisor group operates as a family of brands with the purpose of connecting people to experiences worth sharing. Our vision is to be the world's most trusted source for travel and experiences. The Company operates across three business segments: Brand Tripadvisor (formerly Tripadvisor Core), Viator, and TheFork. We leverage our brands, technology platforms, and capabilities to connect our large, global audience with partners by offering rich content, travel guidance products and services, and two-sided marketplaces for experiences, accommodations, restaurants, and other travel categories.

Brand Tripadvisor's purpose is to empower everyone to be a better traveler by serving as the world's most trusted and essential travel guidance platform. Since Tripadvisor's founding in 2000, the Tripadvisor brand has developed a relationship of trust and community with travelers and experience seekers by providing an online global platform for travelers to discover, generate, and share authentic user-generated content ("UGC") in the form of ratings and reviews for destinations, points-of-interest ("POIs"), experiences, accommodations, restaurants, and cruises in over 40 countries and in more than 20 languages across the world. Tripadvisor offers more than 1 billion user-generated ratings and reviews on over 8 million experiences, accommodations, restaurants, airlines, and cruises. Tripadvisor's online platform attracts one of the world's largest travel audiences, with hundreds of millions of visitors annually.

Viator's purpose is to bring extraordinary, unexpected, and forever memorable experiences to more people, more often, wherever they are traveling. In doing so, Viator elevates tens of thousands of businesses, large and small. Viator delivers on its purpose by enabling travelers to discover and book iconic, unique and memorable experiences from experience operators around the globe. Our online marketplace is comprehensive and easy-to-use, connecting millions of travelers to the world's largest supply of bookable tours, activities and attractions—over 350,000 experiences from more than 55,000 operators. Viator is a pure-play experiences online travel agency ("OTA") singularly focused on the needs of both travelers and operators with the largest supply of bookable experiences available to travelers.

TheFork's purpose is to deliver happiness through amazing dining experiences. TheFork delivers on its purpose by providing an online marketplace that enables diners to discover and book online reservations at approximately 55,000 restaurants in 11 countries across the U.K., western and central Europe. TheFork has become an urban, gastronomic guide with a strong community that offers approximately 20 million restaurant reviews.

The COVID-19 pandemic had a significant negative impact on the travel and hospitality industries and, consequently, adversely and materially affected our business, results of operations, liquidity and financial condition through the first quarter of 2022. Overall, in 2022, we generally experienced a travel demand recovery fueled by the continued easing of government restrictions globally and increasing consumer travel demand. During 2023, we continued to experience strong consumer demand for our offerings, particularly for our experiences offerings across our Viator and Brand Tripadvisor segments. We believe that consumers will continue to seek connection with others, discover new places, and experience new things through travel.

Our Industry and Market Opportunity

We are one of the world's largest online travel companies and our consolidated annual revenue in 2023 represents a small fraction of total worldwide travel spending, which highlights the potential size of our global market opportunity. Phocuswright, an independent travel, tourism and hospitality research firm, estimated global travel spending, exclusive of experiences, short-term vacation rentals, and dining, at approximately $1.6 trillion in 2020 prior to the onset of COVID-19. Phocuswright estimates global travel spending will reach approximately $1.7 trillion by 2026, with an expected increasing share booked through online channels each year.

We believe that we are a compelling leader in the global experiences industry and well positioned to capture increased share in a large and growing market that is estimated to reach approximately $280 billion by 2025 according to Arival's October 2022 report (the "Arival Report"), a leading research provider on the in-destination experiences industry. Moreover, we believe we are poised to benefit from increased online adoption in the global experiences industry. While online penetration in experiences remains nearly a third below other major travel categories, such as hotel accommodations, the anticipated total size of the online experiences market will continue to grow according to the Arival Report as travelers become increasingly aware of the category online and operators continue to shift their business online. In addition, OTAs are the fastest growing channel in the travel experiences market and are expected to undergo significant growth going forward, with the OTA channel expected to experience a compounded annual growth rate ("CAGR") of 37% from 2022 to 2025 according to the Arival Report.

Based on information in Euromonitor's February 2022 report, a leading provider of global business intelligence, market research data and analysis, we estimate the full-service European restaurants industry may reach approximately $250 billion by 2025. In addition, based on this same data, this industry is exhibiting a similar trend as the experiences industry in terms of online adoption; the majority of restaurant reservation bookings still take place offline, but an increasing share is booked through online channels each year. We believe that we are still early in the global shift in consumer adoption towards booking experiences and restaurants online, which provides an exciting future market opportunity for our business.

Our Business Strategy

The Tripadvisor group operates in a unique position in the travel and experiences ecosystem:

- Large, global, and growing addressable markets including travel, experiences, and digital advertising;
- A large, global, and engaged audience making meaningful contributions that reinforces a relationship of trust and community; and
- A wealth of high-intent data that comes from serving our audience of travelers and experience seekers at different points along their journey - whether they are engaging on our platforms for inspiration on their next experience, planning a trip, or making a purchasing decision.

In our Brand Tripadvisor segment, we offer a compelling value proposition to both travelers and partners across a number of key offerings that include accommodations, experiences, dining, and media. This value proposition is delivered through a collection of durable assets that we believe is difficult to replicate: a trusted brand, authentic UGC, a large community of contributors, and one of the largest global travel audiences. Our strategy in this segment is to leverage these core assets as well as our technology capabilities to provide travelers with a compelling user experience to help make the best decisions in each phase of the travel journey, including pre-trip planning, in-destination, and post-trip sharing. We intend to drive new traveler acquisition and repeat audience engagement on our platform by offering meaningful travel guidance solutions and services that reduce friction in the traveler journey and create a deeper, more persistent relationship with travelers. We evaluate investment opportunities across data, product, marketing, and technology that we believe will improve and diversify the monetization of our audience through deeper engagement, which, in turn, we expect will drive more value to our partners.

The Brand Tripadvisor segment plays an important role in our portfolio. For over two decades, we believe we have built difficult to replicate assets such as a trusted brand, authentic content, a large community of contributors, and one of the largest global travel audiences available. Our long-term strategy for the Brand Tripadvisor segment builds on our heritage and the reasons hundreds of millions of travelers come to Tripadvisor each year. Fundamental to this strategy will be: (1) innovating and enhancing world-class travel guidance and planning products to help travelers make confident decisions in a world where it is hard to find advice you can trust; (2) prioritizing deeper engagement with travelers by leveraging our rich data and technology assets to provide more relevant, curated, and contextual content throughout the traveler journey; and (3) driving a step change in the value we can deliver to our partners by accelerating and diversifying the monetization of our valuable audience across key categories, including hotel meta, media advertising, and experiences.

In our Viator and TheFork segments, we provide two-sided marketplaces that connect travelers and diners to operators of bookable experiences and restaurants, respectively. Within our Viator segment, we are investing in growth, future scale, and market share gains to accelerate our market leadership position, while improving unit economics on both sides of the marketplace that provide visibility to sustainable future profitability. This means driving awareness and higher quality audience engagement, which we believe will drive greater repeat behavior, more direct traffic, and translate into improved unit economics over time. Our investments on both sides of our marketplace, as well as in our primary offerings, are intended to deliver a differentiated value proposition that we believe will drive sustainable market leadership as our partners, operators, and travelers find themselves in an increasingly competitive marketplace environment. We are focused on continuing to grow both our supplier base and our user base by offering innovative tools and features on our branded platforms, and through continued awareness of our brand through marketing efforts.

We are focused on executing initiatives across the Tripadvisor group through organic investment in data, products, marketing and technology to further enhance the value we deliver to travelers and partners across our brands, platforms, and segments. In addition, we may accelerate growth inorganically by opportunistically pursuing strategic acquisitions.

Our Business Models

We manage our Brand Tripadvisor segment (formerly Tripadvisor Core segment) primarily through the following revenue sources and related business models:

- ***Tripadvisor-branded Hotels Revenue.*** The largest source of Brand Tripadvisor segment revenue is generated from click-based advertising on our hotel meta platform (also referred to as our hotel auction), which consists primarily of contextually-relevant booking links to partner websites, which predominantly include OTAs and hotels. Click-based advertising is generally priced on a cost-per-click ("CPC") basis, with payments from partners determined by the number of clicks generated on a commerce link multiplied by the CPC rate for each particular click. CPC rates are determined in a dynamic, competitive auction bidding process. We also generate click-based advertising revenue on a cost-per-acquisition ("CPA") basis, with payments from partners determined by a contractual commission rate based on a traveler click generated on our platform that ultimately results in a hotel booking and stay via the partners' websites.

  We provide additional business-to-business ("B2B") offerings to hotels and related accommodation partners that deliver other unique opportunities to further promote, advertise, and operate their businesses as well as merchandise their inventory on our platform. These include a subscription-based advertising solution, with revenue determined by a contractual fee and time duration, or other CPC-based advertising services through hotel sponsored placements on our platform.

- ***Media and Advertising Revenue.*** We offer endemic and non-endemic advertisers opportunities to promote their brands primarily through display-based advertising (or "media advertising") placements across our brands on our platform. Our advertising clients are predominantly direct suppliers of hotels, airlines and cruises, as well as destination marketing organizations ("DMOs"), OTAs, and other travel related businesses. Display-based advertising placements are predominantly sold on a cost per thousand impressions ("CPM") basis.

- ***Tripadvisor Experiences and Dining Revenue.*** We merchandise, on the Tripadvisor platform, bookable experiences available on Viator and bookable dining reservations available on TheFork and earn affiliate marketing commission revenue on bookings that are driven by our platform, which are fulfilled by Viator and TheFork, respectively. These transactions generate intercompany (intersegment) revenue which is eliminated on a consolidated basis. The nature and economics of these transactions are consistent with the Viator segment and TheFork segment, as described below.

  We provide additional B2B offerings to restaurant partners that deliver other unique opportunities to further promote, advertise, and operate their businesses as well as merchandise their businesses on our platform. These offerings can be subscription-based, with revenue determined by a contractual fee and time duration, or CPC-based advertising services through restaurant sponsored placements on our platform.

- ***Other Revenue.*** We provide travelers additional offerings across various other travel categories, including alternative accommodations (e.g., short-term vacation rentals), cruises, flights, and rental cars. We provide these offerings across a collection of brands that complement and reinforce our segment strategy of providing differentiated guidance that helps travelers reduce friction and make better decisions. Our alternative accommodation rentals platform is a two-way marketplace that connect travelers with owners and operators of short-term rental properties, generating commission revenue from both the traveler and the property owner for each booking we facilitate across our branded platforms. Our cruise, flight, and rental cars offerings generate revenue primarily through click-based and display-based advertising opportunities.

Our Viator segment offers travelers a comprehensive online marketplace that provides access to over 350,000 experiences and more than 55,000 experience operators. These experiences are instantly bookable online in over 200 countries. Our business model relies on the success of travelers and operators who join our marketplace and generate consistent bookings over time. As experience operators become more successful on our platform and as travelers return over time, we benefit from the recurring activity on our marketplace. We generate revenue through commissions for each booking transaction we facilitate directly and indirectly through our platform. Through Viator, we also power traveler experience bookings on behalf of third-party distribution partner websites, including the Tripadvisor platform as well as many of the world's major OTAs, airlines, hotels, online and offline travel agencies, and other prominent content and eCommerce brands. For the majority of experience bookings, we collect the full amount charged to the traveler at the time of booking and remit the operator's portion after the booked experience occurs. In addition, Viator offers our "Reserve Now, Pay Later" payment option, which allows our travelers the option to reserve certain experiences and defer payment until a date no later than two days before the experience date.

TheFork segment offers travelers and diners a comprehensive online marketplace that provides access to approximately 55,000 restaurants to discover and book reservations in 11 countries across the U.K., western and central Europe. We primarily generate revenue for each booking reservation we facilitate on our platform, calculated on a per seated diner fee basis and paid for by the restaurant partner. We also generate revenue on a subscription basis from restaurant partners by providing, for a fee, access to premium online reservation booking software and related services offerings to help them more effectively and efficiently manage their business.

Seasonality

Consumer travel expenditures have historically followed a seasonal pattern. Correspondingly, travel partner advertising investments, and therefore our revenue and operating profits, have also historically followed a seasonal pattern. Our financial performance tends to be seasonally highest in the second and third quarters of a given year, which includes the seasonal peak in consumer demand, including traveler accommodation stays, and travel experiences taken, compared to the first and fourth quarters, which represent seasonal low points. In addition, during the first half of the year, experience bookings typically exceed the amount of completed experiences, resulting in higher cash flow related to working capital, while during the second half of the year, particularly in the third quarter, this pattern reverses and cash flows from these transactions are typically negative. Other factors may also impact typical seasonal fluctuations, such as significant shifts in our business mix, adverse economic conditions, public health-related events, as well as other factors.

Marketing

We have established world-renowned, widely used, and recognized brands through the innovative and efficient implementation of marketing and promotional campaigns. Particularly, we believe we have been successful with the strategic use of a number of cost effective online and offline marketing channels to reach travelers and diners, including our own platform channels (i.e., websites and apps), online search engines (primarily Google), social media, email, media via public relations, partnerships, and content distribution. Our omni-channel marketing programs are intended to showcase the value of our industry-leading travel brands; increase user traffic; efficiently drive transactions and engagement; optimize ongoing traveler acquisition costs; and strategically position our brands in relation to one another as we continue to differentiate our offering versus those of our competitors. Our sustained scale and profitability depend on our ability to effectively maintain our costs and increase the overall number of users engaged on our platforms and their subsequent transactions. We continue to focus on our ability to attract and engage new and repeat users and encourage users to directly visit our websites and apps. We have the ability to manage our marketing investments across our portfolio of brands to optimize results for the Company. Our relative flexibility enables us to make decisions on a brand-by-brand, market-by-market, travel segment and customer basis that we think are appropriate based on the relative growth opportunity, the expected returns and the competitive environment.

Competition

We operate in a very competitive set of market environments that constantly evolve and change. Some of our current and potential competitors, listed below, have significantly more customers, data, and financial and other resources than we do, and may be able to leverage those strengths to compete more aggressively with us.

Across our three segments, we primarily compete, and in some cases partner, with the following businesses:

- General OTAs, such as Expedia, Booking Holdings, Airbnb, traveloka, Despegar, Trip.com, and their respective subsidiaries and operating companies;
- Experiences OTAs, such as GetYourGuide, Klook, and TUI Musement;
- Hotel metasearch providers, such as trivago, Kayak and Skyscanner;
- Online search, social media, and marketplace platforms for advertising spend, such as Google, Facebook, Twitter, Pinterest, and Snap;
- Global and regional travel, experiences, and restaurant brands seeking to promote direct bookings;
- Emerging online advertising businesses, such as ad-supported retail and entertainment platforms like Amazon, Spotify, and Walmart;
- Artificial intelligence driven travel curators;
- Traditional offline travel agencies; and
- Global and regional restaurant technology providers for reservation management and related services, such as OpenTable, Resy, and Tock.

Commercial Relationships

We have commercial relationships with a majority of the world's leading OTAs, as well as thousands of other travel partners, pursuant to which these companies primarily purchase traveler leads from us, generally on a click-based advertising basis. Although these relationships are memorialized in agreements, many of these agreements are for limited terms or are terminable at will or on short notice. As a result, we seek to ensure the mutual success of these relationships.

For the years ended December 31, 2023, 2022 and 2021, our two most significant travel partners were Expedia (and its subsidiaries) and Booking (and its subsidiaries), each of which accounted for 10% or more of our consolidated revenue and together accounted for approximately 25%, 31% and 34% of our consolidated revenue, respectively. Nearly all of this concentration of revenue is recorded in our Brand Tripadvisor segment during these reporting periods.

Additionally, our business is dependent on relationships with third-party service operators that we rely on to fulfill service obligations to our customers where we are the merchant of record, such as our experience providers. However, no single operator's inventory resulted in more than 10% of our revenue on a consolidated basis or at a reportable segment level in any period presented.

Operations and Technology

We have assembled a team of highly skilled software engineers, computer scientists, data scientists, network engineers and systems engineers whose expertise spans a broad range of technical areas, including a wide variety of open source operating systems, databases, languages, analytics, networking, scalable web architecture, operations and warehousing technologies. We make significant investments in product and feature development, data management, personalization technologies, scalable infrastructures, networking, data warehousing, and search engine technologies.

Our systems infrastructure for Tripadvisor-branded websites is in a "hybrid-cloud" configuration in which parts of it are housed at a colocation facility and managed by our operations team, while the rest is hosted on Amazon Web Services. Our infrastructure installations have multiple communication links as well as continuous monitoring and engineering support. The co-location facility is protected with both network-level and application-level defenses, using well known commercial solutions specifically tailored for such purposes. We make use of Amazon Web Services availability zones to provide redundancy for the cloud portions of our infrastructure. Substantially all of our software components, data, and content are replicated in multiple data centers and development centers, as well as backed up at offsite locations. Our systems are monitored and protected through multiple layers of security. Several of our individual subsidiaries and businesses have their own technology teams to support business growth while leveraging common assets, tools and processes for scale across the group.

Intellectual Property

Our intellectual property, including patents, trademarks, copyrights, domain names, trade dress, proprietary technology and trade secrets, is an important component of our business. We rely on our intellectual property rights in our content, proprietary technology, software code, ratings indexes, databases of reviews and forum content. We have acquired some of our intellectual property rights through licenses and content agreements with third parties and these arrangements may place restrictions on the use of our intellectual property.

We protect our intellectual property by relying on our terms of use, confidentiality agreements and contractual provisions, as well as on international, national, federal, state and common law rights. We protect our brands by pursuing the trademark registration of our core brands, as appropriate, maintaining our trademark portfolio, securing contractual trademark rights protection when appropriate, and relying on common law trademark rights when appropriate. We also register copyrights and domain names as deemed appropriate. Additionally, we protect our trademarks, domain names and copyrights with the use of intellectual property licenses and an enforcement program.

We have considered, and will continue to consider, the appropriateness of filing for patents to protect future inventions, as circumstances may warrant. However, many patents protect only specific inventions and there can be no assurance that others may not create new products or methods that achieve similar results without infringing upon patents owned by us.

In connection with our copyrightable content, we post and institute procedures under the U.S. Digital Millennium Copyright Act and similar "host privilege" statutes worldwide to gain immunity from copyright liability for photographs, text and other content loaded on our platform by consumers. However, differences between statutes, limitations on immunity, political and regulatory efforts to amend relevant statutes, and moderation efforts in the many jurisdictions in which we operate may affect our ability to claim immunity.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement by us of the trademarks, copyrights, patents, and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. Any such litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially harm our business.

Regulation

We are subject to a number of laws and regulations that affect companies conducting business on the internet as well as some relating to the travel industry, the provision of travel services and the vacation rental industry. As we continue to expand the reach of our brands into additional international markets and expand our product offerings, we are increasingly subject to additional laws and regulations. This includes laws and regulations regarding privacy and data protection, libel and defamation, content, intellectual property, distribution, electronic contracts and other communications, consumer protection, taxation, online payment services and competition, among others. These laws and regulations are constantly evolving and can be subject to significant change. Many of these laws and regulations are being tested in courts, and could be interpreted by regulators and courts in ways that could harm our business. In addition, the application and interpretation of these laws and regulations is often uncertain, particularly in the new and rapidly-evolving industry in which we operate.

In addition, we provide advertising data and information and conduct marketing activities that are subject to consumer protection laws that regulate unfair and deceptive practices, domestically and internationally, including, in some countries, pricing display requirements, licensing and registration requirements and industry specific value-added tax regimes. The U.S. (as well as individual states), the E.U. (as well as member states) and other countries have adopted legislation that regulates certain aspects of the internet, including online editorial and user-generated content, data privacy, behavioral targeting and online advertising, taxation, and liability for third-party activities. It is difficult to accurately predict how such legislation will be interpreted and applied or whether new taxes or regulations will be imposed on our services, and whether or how we might be affected. Increased regulation of the internet could increase the cost of doing business or otherwise materially adversely affect our business, financial condition or operating results.

We are subject to laws that require protection of user privacy and user data. As our business has evolved, we have begun to receive and store a greater volume of personally identifiable data. This data is increasingly subject to laws and regulations in numerous jurisdictions around the world. For example, the E.U., in May 2018, adopted the General Data Protection Regulation, or GDPR, which requires companies, including ours, to meet enhanced requirements regarding the handling and storage of personal data. In January 2020, the State of California adopted the Consumer Privacy Protection Act which also enhances privacy rights and consumer protection for residents of California. In addition, several U.S. states have adopted similar laws or are currently evaluating their own laws and regulations. The enactment, interpretation and application of these laws is still in a state of flux.

Compliance with these laws, rules and regulations has not had, and is not expected to have, a material effect on our business, results of operations and financial condition. However, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and online commerce and/or information retrieved from or transmitted over the internet, online editorial and user-generated content, user privacy, behavioral targeting and online advertising, liability for third-party activities. Likewise, the SEC, Department of Justice ("DOJ") and Office of Foreign Assets Controls ("OFAC"), as well as foreign regulatory authorities, have continued to increase the enforcement of economic sanctions and trade regulations, anti-money laundering, and anti-corruption laws, across industries. As regulations continue to evolve and regulatory oversight continues to increase, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities.

Corporate History, Equity Ownership and Voting Control

Tripadvisor was founded in February 2000. In April 2004, Tripadvisor was acquired by IAC/InterActiveCorp, or IAC. In August 2005, IAC spun-off its portfolio of travel brands, including Tripadvisor, into Expedia, at the time a separate newly-formed Delaware corporation. On December 20, 2011 Expedia completed a spin-off of Tripadvisor into a separate publicly-traded Delaware corporation. We refer to this second spin-off transaction as the "Spin-Off." Following the Spin-Off, on December 21, 2011, Tripadvisor began trading on The Nasdaq Global Select Market, or Nasdaq, as an independent public company under the trading symbol "TRIP."

On December 11, 2012, Liberty Interactive Corporation, or Liberty, purchased an aggregate of approximately 4.8 million shares of common stock of Tripadvisor from Barry Diller, our former Chairman of the Board of Directors and Senior Executive, and certain of his affiliates. As a result, Liberty beneficially owned approximately 18.2 million shares of our common stock and 12.8 million shares of our Class B common stock.

On August 27, 2014, the entire beneficial ownership of our common stock and Class B common stock held by Liberty was acquired by Liberty TripAdvisor Holdings, Inc., or LTRIP. Simultaneously, Liberty, LTRIP's former parent company, distributed, by means of a dividend, to the holders of its Liberty Ventures common stock, Liberty's entire equity interest in LTRIP. We refer to this transaction as the "Liberty Spin-Off". As a result of the Liberty Spin-Off, effective August 27, 2014, LTRIP became a separate, publicly traded company holding 100% of Liberty's interest in Tripadvisor.

As a result of these transactions, and as of December 31, 2023, LTRIP beneficially owned approximately 16.4 million shares of our common stock and approximately 12.8 million shares of our Class B common stock, which constitute approximately 13% of the outstanding shares of common stock and 100% of the outstanding shares of Class B common stock. Assuming the conversion of all of LTRIP's shares of Class B common stock into common stock, LTRIP would beneficially own approximately 21% of the outstanding common stock. However, because each share of Class B common stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, LTRIP may be deemed to beneficially own equity securities representing approximately 57% of our voting power.

Human Capital Management

Employees

As of December 31, 2023, the Company had approximately 2,845 employees. Approximately 58%, 34%, and 8% are based in Europe, the U.S., and the rest of world, respectively. Additionally, we use independent contractors to supplement our workforce. We believe we have good relationships with our employees and contractors, including relationships with employees represented by international works councils or other similar organizations.

Talent Acquisition and Development

We believe our employees are essential to our success and that the Company's success depends on our ability to attract, develop and retain key talent. The skills, experience and industry knowledge of key employees significantly benefit our operations and performance. Competition for qualified personnel is intense, particularly for software engineers, computer scientists, and other technical staff, and constrained labor markets have increased competition for personnel across other parts of our business. The Company's management and Board of Directors oversee various initiatives for talent acquisition, retention and development.

Our talent philosophy is to both develop talent from within and to strategically recruit key external talent. This approach has yielded a deep understanding, among our employee base, of our business, our products, and our customers, while adding new employees and ideas in support of our continuous improvement mindset. Our overall talent acquisition and retention strategy is designed to attract and retain diverse and qualified candidates to enable the success of the Company and achievement of our performance goals. We recruit the best people for the job without regard to gender, ethnicity or other protected traits and it is our policy to comply fully with all domestic, foreign and local laws relating to discrimination in the workplace. Our talent acquisition team uses internal and external resources to recruit highly skilled and talented workers, and we encourage employee referrals for open positions.

We support and develop our employees through global training and development programs that build and strengthen employees' leadership and professional skills. Leadership development includes programs for new leaders as well as programs designed to support more experienced leaders. We also partner with external training organizations to help provide current and future workers with the knowledge and skills they need to succeed.

It is important that our employees represent a mix of experiences and backgrounds in order to make our company stronger, more innovative and more inclusive. Inclusion is one of our core values, and we have programs in place to promote diversity and inclusion. Our diversity and inclusion initiatives support our goal that everyone throughout the Company is engaged in creating an inclusive workplace. We support inclusion through training on topics including Unconscious Bias and Inclusive Leadership. We also support a network of active Employee Resource Groups reflecting many dimensions of diversity across the Company.

Total Rewards

As part of our compensation philosophy, we believe that we must offer and maintain market competitive total rewards programs for our employees in order to attract, motivate and retain superior talent. These programs not only include base wages and incentives in support of our pay for performance culture, but also health, welfare, and retirement benefits.

We design our benefit programs to meet the needs of our employees' health while managing program costs for escalation rates at or below industry trend factors. Our programs include but are not limited to wellness, mental health services, telemedicine, and partnerships with service providers that support diverse family-care need solutions. We continuously refine, develop and implement proactive health care strategies and solutions that allow us to enhance employee health and well-being while curbing costs.

Health and Safety

The health and safety of our employees is of utmost importance to us. We conduct regular self-assessments and audits designed to ensure compliance with our health and safety guidelines and regulatory requirements.

Additional Information

We maintain a corporate website at ir.tripadvisor.com. Except as explicitly noted, the information on our website, as well as the websites of our various brands, is not incorporated by reference in this Annual Report on Form 10-K, or in any other filings with, or in any information furnished or submitted to, the SEC.

On our Investor Relations website (http://ir.tripadvisor.com), we provide our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports free of charge. These reports are available on our website as soon as reasonably practicable after we electronically file or furnish these reports to the SEC or publish through press releases, public conference calls and certain webcasts. All documents filed electronically with the SEC (including reports, proxy and information statements and other information) are also available at www.sec.gov. Investors and others should be aware that in addition to required filings with the SEC, we use our investor relations website (http://ir.tripadvisor.com) to announce material financial information to our investors as well as communicate with the public about our company, our results of operations and other information.

We post our code of business conduct and ethics, which applies to all employees, including all executive officers, senior financial officers and directors, on our corporate website at www.tripadvisor.com. We intend to disclose any waivers of the code of ethics for our executive officers, senior financial officers or directors, on our corporate website.

Item 1A. Risk Factors

You should consider carefully the risks described below together with all of the other information included in this Annual Report as they may impact our business, results of operations and/or financial condition. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business, results of operations or financial condition. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially and adversely affected.

Risk Factors Summary

The following is a summary list of the principal risks that make an investment in our securities speculative or risky. For additional information, please refer to the detailed descriptions following the summary.

- Declines or disruptions in the worldwide travel industry, including health concerns, natural disasters, terrorist attacks, civil or political unrest or other events outside our control;
- Our performance marketing efficiency and the general effectiveness of our advertising and marketing efforts;
- Any change by our search and metasearch partners in how they present travel search results or conduct their auctions for search placement in a manner that is competitively disadvantageous to us;
- Our ability to adjust to consumer adoption of mobile devices and/or new technologies and product offerings;
- Our ability to attract and retain qualified personnel;
- Our ability to successfully manage growth and expand our global business;
- Our ability to respond to and keep up with the rapid pace of technological and market changes;
- IT systems-related failures or security breaches and data privacy risks and obligations;
- Tax, legal and regulatory risks;
- Risks associated with the facilitation of payments from consumers, including fraud and compliance with evolving rules and regulations and reliance on third parties;
- Fluctuations in foreign currency exchange rates and other risks associated with doing business in multiple currencies and jurisdictions;
- Success of strategic initiatives, investments and acquisitions, including integration; and
- Financial risks including increased debt levels and stock price volatility.

Risks Related to Our Business and Industry

If we are unable to continue to attract a significant number of visitors to our platform, to cost-effectively convert these visitors into revenue-generating customers and to continue to engage consumers, our business and financial performance could be harmed. Our traffic and user engagement could be adversely affected by a number of factors including, but not limited to, inability to provide quality content, lack of inventory or supply in amounts or of sufficient quality to be attractive to our consumers, increasing use of metasearch engines which may impact the amount of traffic to our platform, declines or inefficiencies in traffic acquisition and reduced awareness of our brands. Certain of our competitors have advertising campaigns expressly designed to drive traffic directly to their websites, and these campaigns may negatively impact traffic to our platform. There can be no assurances that we will continue to provide content and products in a manner that meets rapidly changing demand. Any failure to obtain and manage content and products in a cost-effective manner that will engage consumers, or any failure to provide content and products that are perceived as useful, reliable and trustworthy, could adversely affect user experiences and their repeat behavior, reduce traffic to our platform and negatively impact our business and financial performance.

We rely on internet search engines, metasearch engines and application marketplaces to drive traffic to our platform, certain providers of which offer products and services that compete directly with ours. If we are unable to drive traffic cost-effectively, traffic to our platform could decline and our business would be negatively affected. The number of consumers we attract to our platform is due in large part to how and where information from, and links to, our platform are displayed on search engine results pages, or SERPs, and search aggregators, or metasearch engines. The display, including rankings, of search results can be affected by a number of factors, many of which are not in our control. Search engines (including travel metasearch engines) frequently change the logic that determines the placement and display of the results of a user's search, such that the purchased or algorithmic placement of links to our platform can be negatively affected. A search engine could alter its search algorithms or results causing our websites to place lower in search query results. For example, Google, a significant source of traffic to our platform, frequently promotes its own competing products in its search results, which has negatively impacted placement of references to our company and our platform on the SERP. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our travel partners, or if competitive dynamics impact the cost or effectiveness of Search Engine Optimization ("SEO") or Search Engine Marketing ("SEM") in a negative manner, our business and financial performance would be adversely affected. Furthermore, our failure to successfully manage our SEO and SEM strategies and/or other traffic acquisition strategies could result in a substantial decrease in traffic to our platform, as well as increased costs to the extent we replace free traffic with paid traffic.

We also rely on application marketplaces, or app stores such as Apple's App Store and Google's Play, to drive downloads of our apps. In the future, Apple, Google or other marketplace operators may make changes that make access to our products more difficult or may limit our access to information that would restrict our ability to provide the best user experience. For example, Google has entered various aspects of the online travel market, including by establishing a flight metasearch product and hotel metasearch product as well as reservation functionality. Our apps may receive unfavorable treatment compared to the promotion and placement of competing apps, such as the order in which they appear within marketplaces. In addition, Apple has announced new features that limit who has access to consumer data, including location information which may negatively impact the effectiveness of our consumer data and platform. Similarly, if problems arise in our relationships with providers of application marketplaces, traffic to our platform and our user growth could be harmed.

Our strategy may be unsuccessful and may expose us to additional risks. If our strategy does not achieve its expected benefits, there could be negative impacts to our business, financial condition and results of operations. We are implementing discrete strategies across each segment which are connected and reinforcing to a cohesive strategy across the Tripadvisor group as described in "Our Business Strategy" herein. There are no assurances that we will be successful in executing our strategies. Our efforts may prove more difficult than we currently anticipate. Further, we may not succeed in realizing the benefits of these efforts on our anticipated timeline or at all. In addition, as we implement our strategies, the macroeconomic environment, including but not limited to, inflationary pressures, higher labor costs, and changes in consumer and merchant behavior may make it more difficult to effectively execute our strategy. Even if fully implemented, our strategy may not result in growth or the other anticipated benefits to our business, financial condition and results of operations. If we are unable to effectively execute our strategy and realize its anticipated benefits, it could negatively impact our business, financial condition and results of operations.

We derive a substantial portion of our revenue from advertising and any significant reduction in spending by advertisers on our platform could harm our business. Our ability to grow advertising revenue with our existing or new travel partners is dependent in large part on our ability to provide value to them relative to other alternatives. Our ability to provide value to our travel partners depends on a number of factors, including, but not limited to, the following:

- Our ability to increase or maintain user engagement;
- Our ability to increase or maintain the quantity and quality of ads shown to consumers;
- The development of technologies that can block the display of our ads or our ad measurement tools;
- The effectiveness of our advertising and the extent to which it generates sales leads, customers, bookings or financial results on a cost-effective basis, including our mobile transaction conversion rate;
- The competitiveness of our products, traffic quality, perception of our platform, including mobile applications, and availability and accuracy of analytics and measurement solutions to demonstrate our value; and
- Adverse government actions or legal developments relating to advertising, including limitations on our ability to deliver targeted advertising.

Any of these or other factors could result in a reduction in demand for our ads, which may reduce the prices we receive for our ads, or cause marketers to stop advertising with us altogether, any of which would negatively affect our revenue and financial results.

Click-based advertising revenue accounts for the majority of our advertising revenue. Our pricing for click-based advertising depends, in part, on competition between advertisers. If our large advertisers become less competitive with each other, merge with each other or with our competitors, focus more on cost-per-click, or CPC, profit than on traffic volume, or are able to reduce CPCs, this could have an adverse impact on our advertising revenue which would, in turn, have an adverse effect on our business and financial results.

We rely on a relatively small number of significant travel partners and any reduction in spending by or loss of these partners could seriously harm our business. For the year ended December 31, 2023, our two most significant travel partners, Expedia and Booking (and their subsidiaries), accounted for a combined 25% of total revenue, with most of this revenue recorded within our Brand Tripadvisor segment. If any of our significant travel partners were to cease or significantly curtail advertising on our platform, we could experience a rapid decline in our revenue over a relatively short period of time which would have a material impact on our business.

Our business depends on strong brands and any failure to maintain, protect or enhance our brands could hurt our ability to retain and expand our base of consumers and partners, the frequency with which consumers utilize our products and services and our ability to attract partners. Our ability to maintain and protect our brands depends, in part, on our ability to maintain consumer trust in our products and services and in the quality, integrity, reliability and usefulness of the content and other information found on our platform. If consumers do not view the content on our platform to be useful and reliable, they may seek other sources to obtain the information they are looking for and may not return to our platform as often or at all. We dedicate significant resources to protecting the quality of our content, primarily through our content guidelines, computer algorithms and human moderators that are focused on identifying and removing inappropriate, unreliable or deceptive content.

Media, legal, or regulatory scrutiny of our user content, advertising practices, and other issues may adversely affect our reputation and brand. Negative publicity about our company, including our content, technology and business practices, could diminish our reputation and confidence in our brand, thereby negatively affecting the use of our products and our financial performance. For example, in the past, certain media outlets have alleged that we have improperly filtered or screened reviews, that we have not properly verified reviews, or that we manipulate reviews, ranking and ratings in favor of our advertisers. We expend significant resources to ensure the integrity of our reviews and to ensure that the most relevant reviews are available to our consumers; we do not establish rankings and ratings in favor of our advertisers. Regulatory inquiries or investigations require management time and attention and could result in further negative publicity, regardless of their merits or ultimate outcomes.

In addition, unfavorable publicity regarding, for example, our practices relating to privacy and data protection could adversely affect our reputation with our consumers and our partners. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our user base and result in decreased revenue.

Weak economic conditions, including those that cause declines or disruptions in the travel industry or reduce consumer discretionary spending have, in the past, had a material adverse impact on the Company's business and financial performance and could have a material adverse impact on our businesses, financial performance and the market price of our common stock. Our business and financial performance are affected by the health of the worldwide travel industry, including macroeconomic conditions and events beyond our control. Events beyond our control, such as macroeconomic factors (such as tightening of credit markets and declines in consumer confidence), health concerns (including epidemics or pandemics), unusual or extreme weather or natural disasters (whether caused by climate change or otherwise), travel-related health concerns, restrictions related to travel, trade or immigration policies, regional hostilities or instability, wars, terrorism, sources of political uncertainty, foreign policy changes, regional hostilities, natural disasters, imposition of taxes or surcharges by regulatory authorities, significant increases in energy costs, labor unrest or travel-related accidents, can disrupt travel globally or otherwise result in declines in travel demand. For example, recent conflicts between Ukraine and Russia and Israel and Hamas have impacted travel to those regions and the surrounding regions.

Sales of travel and/or leisure products tend to decline or grow more slowly during economic downturns and times of inflation when consumers engage in less discretionary spending, are concerned about unemployment or economic weakness, have reduced access to credit or experience other concerns that reduce their ability or willingness to travel. In addition, the uncertainty of macroeconomic factors and their impact on consumer behavior makes it more difficult to forecast industry and consumer trends, which in turn has in the past and could in the future adversely affect our ability to effectively manage our business. Leisure travel, which accounts for a substantial majority of our current business, is particularly dependent on discretionary consumer spending levels. For example, the United States and other countries have recently experienced elevated inflation which has created economic uncertainty and has impacted and may impact consumer demand in the travel industry. Economic downturn and adverse market conditions may also negatively impact our partners, our partners' access to capital, cost of capital and ability to meet liquidity needs. These challenges faced in a prolonged economic downturn or deterioration in the travel industry could adversely impact our business, financial performance and share price. The extent and duration of such impacts remain largely uncertain and dependent on future developments that cannot be accurately predicted at this time.

We operate in a competitive global environment and our failure to compete effectively could reduce our market share and harm our financial performance. We compete with different types of companies in the various markets and geographies where we operate, including large and small companies in the travel and leisure space as well as broader service providers. We face competition for content, consumers, advertisers, online travel search and price comparison services and online reservations. We compete globally with both online and offline, established and emerging, providers of travel, lodging, experiences and restaurant reservation and related services. Current and new competitors can launch new services at a relatively low cost. More specifically:

- General OTAs, such as Expedia, Booking Holdings, Airbnb, traveloka, Despegar, Trip.com, and their respective subsidiaries and operating companies;
- Experiences OTAs, such as GetYourGuide, Klook, and TUI Musement;
- Hotel metasearch providers, such as trivago, Kayak and Skyscanner;
- Online search, social media, and marketplace platforms for advertising spend, such as Google, Facebook, Twitter, Pinterest, and Snap;
- Global and regional travel, experiences, and restaurant brands seeking to promote direct bookings;
- Emerging online advertising businesses, such as ad-supported retail and entertainment platforms like Amazon, Spotify, and Walmart;
- Artificial intelligence driven travel curators, such as Travel Plan AI, Aitinerary, Wonderplan, Roam Around and similar websites;
- Traditional offline travel agencies; and
- Global and regional restaurant technology providers for reservation management and related services, such as OpenTable, Resy, and Tock.

There has been a proliferation of new channels through which service providers can offer accommodations, experiences and restaurant reservations. Metasearch services may lower the cost for new companies to enter the market by providing a distribution channel without the cost of promoting the new entrant's brand to drive consumers directly to its website. Some of our competitors offer a variety of online services and, in some cases, are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. Many of our competitors have significantly greater financial, technical, marketing and other resources and have more expertise in developing online commerce and facilitating internet traffic as well as larger client bases. They also have the ability to leverage other aspects of their business to enable them to compete more effectively.

In addition, Google and other large, established companies with substantial resources and expertise have launched travel or travel-related search, metasearch and/or reservation booking services and may create additional inroads into online travel. Many of our competitors continue to expand their voice and artificial intelligence capabilities, which may provide them with a competitive advantage in travel.

We compete with certain companies that we also do business with, including certain of our travel partners and related parties. The consolidation of our competitors and travel partners may affect our relative competitiveness and our travel partner relationships. Competition and consolidation could result in higher traffic acquisition costs, reduced margins on our advertising services, loss of market share, pricing pressure, reduced customer traffic to our platform and reduced advertising by travel companies on our platform.

We rely on information technology to operate our business and remain competitive, and any failure to adapt to technological developments or industry trends could harm our businesses. Our future success depends on our ability to continuously improve and upgrade our systems and infrastructure to meet rapidly evolving consumer trends and demands while at the same time maintaining the reliability and integrity of our systems and infrastructure. We may not be able to maintain or replace our existing systems or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. We may not be successful, or as successful as our competitors, in developing technologies and systems that operate effectively across multiple devices and platforms in a way that is appealing to our consumers.

The markets in which we operate are characterized by rapidly changing technology, evolving industry standards, frequent new service announcements and enhancements, and changing consumer demands and preferences. Our future success will also depend on our ability to adapt to emerging technologies such as tokenization; chatbot, new authentication technologies, such as biometrics, distributed ledger and blockchain technologies; new and emerging payment methods, such as Alipay, Paytm and WeChat Pay; artificial intelligence; virtual and augmented reality; and cloud technologies. For example, we incorporate artificial intelligence in certain of our operations. In July 2023, we launched an AI-powered travel itinerary generator which creates personalized travel itineraries using OpenAI's generative artificial intelligence technology. The use of artificial intelligence in our business presents risks and challenges, including that algorithms may be flawed, datasets may be insufficient, erroneous, stale, or contain biased information, or content chosen for display to consumers by artificial intelligence systems may be discriminatory, offensive, illegal, or otherwise harmful. These deficiencies and other failures of artificial intelligence systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm. In addition, there is no guarantee that our itinerary generator or other artificial intelligence focused initiatives will be competitive or attract more consumers to our platform.

The emergence of alternative or new devices and the emergence of niche competitors who may be able to optimize products, services or strategies for such platforms will require additional investments in technology. New developments in other areas could also make it easier for competitors to enter our markets due to lower up-front technology costs. We may not be able to keep up with these rapid changes and our ability to integrate and develop new and evolving technologies will require increased financial and personnel investments that could have an adverse impact on our operations unless and until we achieve expected return on these investments. Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services and platform to evolving industry standards and local preferences, and to continually innovate and improve the performance, features, and reliability of our services and online platforms in response to competitive service offerings and the evolving demands of the marketplace.

If we are unable to adapt to the evolving demands of our customers, we may not remain competitive, and our business and financial performance could suffer. Our competitors are continually developing innovations in services and features. As a result, we are continually working to improve the user experience on our platform in order to engage our consumers and drive user traffic and conversion rates for our partners and provide our business partners with the tools they need to succeed. We have invested, and expect to continue to invest, significant resources in developing and marketing these innovations. We can give no assurances that the changes we make will yield the benefits we expect and will not have unintended or adverse impacts. If we are unable to continue offering innovative products and services and quality features that customers want to use, existing customers may become dissatisfied and use competitors' offerings and we may be unable to attract additional customers, which could adversely affect our business and financial performance.

Our dedication to making the consumer experience our highest priority may cause us to prioritize rapid innovation and consumer experience over short-term financial results. We strive to create the best experience for our consumers. We believe that in doing so we will increase our traffic conversion (i.e., visitors converting into clicks and/or bookings), revenue and financial performance. We have taken actions in the past, and may continue to take actions in the future, that have the effect of reducing our short-term financial results if we believe the actions benefit the overall consumer experience. These decisions may not produce the long-term benefits we expect, new or enhanced products may fail to engage consumers and/or we may be unsuccessful in our efforts to monetize these initiatives, in which case our relationships with consumers and partners, and our business and financial performance could be harmed.

We are dependent upon the quality of traffic in our network to provide value to our partners, and any failure in our ability to deliver quality traffic and/or the metrics to demonstrate the value of the traffic could have a material and adverse impact on the value of our platform to our partners and adversely affect our revenue. We use technology and processes to monitor the quality of the internet traffic that we deliver to our partners and have identified metrics to demonstrate the quality of that traffic and identify low quality clicks such as non-human processes, including robots, spiders, the mechanical automation of clicking and other types of invalid clicks or click fraud. Even with such monitoring in place, there is a risk that a certain amount of low-quality traffic will be delivered to such online advertisers. Such low-quality or invalid traffic may be detrimental to our relationships with partners and could adversely affect our advertising pricing and revenue.

We rely on assumptions and estimates and data to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business. Certain metrics are key to our business; as both the industry in which we operate and our businesses continue to evolve, so too might the metrics by which we evaluate our businesses. While the calculation of the metrics we use is based on what we believe to be reasonable estimates, our internal tools are not independently verified by a third-party and have a number of limitations; furthermore, our methodologies for tracking these metrics may change over time. For example, a single person may have multiple accounts or browse the internet on multiple browsers or devices, some consumers may restrict our ability to accurately identify them across visits, some mobile apps automatically contact our servers for regular updates with no user action, and we are not always able to capture user information on our platform. As such, the calculations of our unique users may not accurately reflect the number of people actually visiting our platform. If the internal tools we use to track these metrics under-count or over-count performance or contain algorithm or other technical errors, the data we report may not be accurate. We continue to improve upon our tools and methodologies to capture data; however, the improvement of our tools and methodologies could cause inconsistency between current data and previously reported data, which could confuse investors or lead to questions about the integrity of our data. Finally, we may, in the future, identify new or other metrics that enable us to more accurately evaluate our business. Accordingly, investors should not place undue reliance on these metrics.

Our future success depends on the performance of our key employees and our ability to attract, retain and engage senior management and a highly skilled workforce. In particular, we are highly dependent on the services of our leadership team for the development of and our execution on our vision and strategy. Over the last few years, we have made several changes to our senior leadership group. Our future performance will depend, in part, on the successful integration of these new senior level executives into their roles. If we do not successfully manage these additions, it could be viewed negatively by our investors, employees, and partners, and could have an adverse impact on our business and results of operations. We also heavily rely on the continued service and performance of our senior management team, which provides leadership, contributes to the core areas of our business and helps us to efficiently execute on mission, vision and strategic initiatives. If we are unable to retain members of our senior management team, including our executive leadership, we may not be able to manage our business effectively and, as a result, our business and operating results could be harmed. If the senior management team fails to work together effectively and to execute our plans and strategies on a timely basis, then our business and future growth prospects could be harmed.

The success of our operations and the quality of our services are also highly dependent on our ability to attract, retain and engage skilled personnel. For employees, we compete with companies that have far greater financial resources than we do as well as companies that promise short-term growth opportunities and/or other benefits. If we do not succeed in attracting a well-qualified workforce or retaining or motivating existing talent, our business would be adversely affected.

The composition of our work force, in terms of geographic location, in person or remote and full-time employees or independent contractors, creates challenges and risks and failure to properly manage those risks could have a negative impact on our business. In response to the COVID-19 pandemic, much of our work force began working remotely and continue to work remotely today. In addition, following the COVID-19 pandemic, our work force has increasingly shifted outside the U.S. and to independent contractors versus full-time employees. Managing a remote and independent work force can give rise to cybersecurity, legal and regulatory issues and training and compliance issues, as well as create operational or other challenges, any of which could harm our business. For example, our workers are classified as either employees or non-employees (including as independent contractors or agency workers). Our employees in the U.S. are classified as either exempt from overtime or non-exempt (and therefore overtime eligible) and if we are found to have misclassified employees including as independent contractors, agency workers or independent contractors, agency workers or non-exempt employees as exempt, we could face penalties and have additional exposure under U.S. federal and state tax, workers' compensation, unemployment benefits, labor, employment and tort laws, as well as similar international laws, including for prior periods, as well as potential liability for employee overtime and benefits and tax withholdings.

Acquisitions, investments, significant commercial arrangements and/or new business strategies could present new challenges and risks and disrupt our ongoing business. We have acquired, invested in and/or entered into significant commercial arrangements with a number of businesses in the past and our future growth may depend, in part, on future acquisitions, investments, commercial arrangements and/or changes in business strategies.

Such endeavors have in the past and may in the future involve significant risks and uncertainties, including, but not limited to, the following:

- Costs incurred to identify, pursue and fund these endeavors that may or may not be successful and may limit other potential uses of cash;
- Diversion of management's attention or other resources from our existing business;
- Difficulties and expenses in integrating the operations, products, technology or personnel;
- Difficulties in implementing and retaining uniform standards, controls, procedures, policies and information systems;
- Assumption of debt and liabilities, including costs associated with litigation, cybersecurity risks, and other claims;
- Failure of any such strategy or target to achieve anticipated objectives, revenues or earnings;
- Limited management or operational control and heightened reputational risk with respect to minority investments;
- Entrance into markets in which we have no prior experience;
- Amortization expenses related to acquired intangible assets and other adverse accounting consequences; and
- Adverse market reaction to the transaction.

We have in the past invested, and may in the future invest, in privately-held companies. Such investments are inherently risky and our ability to liquidate any such investments is typically difficult. Valuations of such privately-held companies are inherently complex and uncertain due to the lack of liquid market for the companies' securities. We cannot assure you that these investments will be successful or that such endeavors will result in the realization of the synergies, cost savings and innovation that may be possible within a reasonable period of time, if at all. We could lose the full amount of our investments; any impairment of our investments could have a material adverse effect on our financial results.

Risks Related to Legal and Regulatory Matters

We are a global company that operates in many different jurisdictions inside and outside the U.S. and these operations expose us to additional risks. Many regions have different economic conditions, languages, currencies, legislation, regulatory environments, levels of political stability, and consumer expectations. We are subject to risks typical of global businesses, including, but not limited to, the following:

- Compliance with additional laws and regulations, including but not limited to, those regarding data privacy, labor and employment, advertising, anti-competition and tax;
- Difficulties in managing our human capital and operations due to distance, time zones, language, status as an independent contractor or agency worker versus employee and cultural differences;
- Restrictions on repatriation of cash and on investments in operations;
- Uncertainty regarding liability for services, content and intellectual property rights;
- Increased risk and limits on enforceability of intellectual property rights;
- Diminished ability to legally enforce contractual rights;
- Currency exchange rate fluctuations;
- Economic or political instability or laws involving economic or trade prohibitions or sanctions; and
- Threatened or actual acts of terrorism.

Our strategy includes continued expansion in existing markets and potentially new markets. In addition to the risks mentioned above, international markets have strong local competitors with established brands and travel service providers or relationships that may make expansion in certain markets difficult and costly and take more time than anticipated. In some markets, legal and other regulatory requirements may prohibit or limit participation by foreign businesses, such as by making foreign ownership or management of internet or travel-related businesses illegal or difficult or may make direct participation in those markets uneconomic, which could make our entry or expansion in those markets difficult or impossible, require that we work with a local partner or result in higher operating costs. If we are unsuccessful in expanding in existing and potentially new markets and effectively managing that expansion, our business and financial results could be adversely affected.

We are regularly subject to claims, lawsuits, government investigations, and other proceedings which may result in adverse outcomes and, regardless of the outcome, result in legal costs, diversion of management

resources, injunctions or damage awards, and other negative results. It is possible that a resolution of one or more such proceedings could result in substantial damages, fines or penalties that could adversely affect our business, financial results or financial position. These proceedings could also result in reputational harm, criminal sanctions or consent decrees, the release of confidential information or orders preventing us from offering certain features, functionalities, products, or services, requiring a change in our business practices. Any of these consequences could adversely affect our business and financial results.

A failure to comply with existing or new laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business or financial results. Our business and financial results could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our business, including, but not limited to, those relating to internet and online commerce, internet advertising, consumer protection, intermediary liability, cybersecurity, data security and privacy. These laws continue to evolve. For example, there is, and will likely continue to be, an increasing number of laws and regulations pertaining to internet and online commerce, cybersecurity, and liability for information retrieved from or transmitted over the internet, online editorial and user-generated content, user privacy, behavioral targeting and online advertising and liability for third-party activities. Likewise, the SEC, DOJ and OFAC, as well as foreign regulatory authorities, have continued to increase the enforcement of economic sanctions and trade regulations, anti-money laundering, and anti-corruption laws, across industries. Operating in this dynamic regulatory environment requires significant management attention and financial resources. As regulations continue to evolve and regulatory oversight continues to increase, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities. The failure of our businesses to comply with these laws and regulations could result in fines and/or proceedings against us by governmental agencies, regulatory authorities, courts and/or consumers, which, if material, could adversely affect our business and financial results.

The promulgation of new laws, rules and regulations, or new interpretations of existing laws, rules and regulations, could require us to change certain aspects of our business, operations and relationships to ensure compliance, which could decrease demand for services, reduce revenues, increase costs and/or subject the Company to additional liabilities. For example, many jurisdictions have adopted, and many jurisdictions are considering adopting, privacy rights and consumer protections for their residents, which legislation will continue to change the landscape for the use and protection of data and could increase the cost and complexity of delivering our services. Unfavorable changes could limit our marketing methods and capabilities, decrease demand for our products and services, impede development of new products, require significant management time, increase costs and/or subject us to additional liabilities. Violations of these laws and regulations could result in penalties, criminal sanctions and/or negative publicity against us, our officers or our employees and/or restrictions on the conduct of our business.

We face risks related to our intellectual property. We rely on content, brands and technology, much of which is proprietary. We protect our content, brands and technology by, among other things, a combination of maintenance and enforcement of registered and unregistered intellectual property rights (e.g. trademarks, copyrights and trade secrets), technological solutions and contractual protections. Even with these precautions, it may be possible for another party to copy or otherwise obtain and use our intellectual property, without authorization or to independently develop similar content, brands or technology. Any misappropriation or violation of our rights could have a material adverse effect on our business.

Effective intellectual property protection may not be available in every jurisdiction in which our platform or services are made available and policing unauthorized use of our intellectual property can be difficult and expensive. Therefore, in certain jurisdictions, we may be unable to adequately protect our intellectual property against unauthorized third-party copying or use. We cannot be sure that the steps we have taken will prevent misappropriation or infringement of our intellectual property. Furthermore, we may need to go to court or other tribunals in order to enforce our rights or the proprietary rights that we have lawfully obtained from others. These proceedings might result in substantial costs and diversion of resources and management attention, and we cannot accurately predict the likelihood of success in such proceedings. Our failure to protect our intellectual property in an effective manner could have a material adverse effect on our business.

We currently license some of the intellectual property displayed on our platform from third parties. As we continue to introduce new services that incorporate new intellectual property, we may be required or elect to license additional intellectual property. We cannot be sure that such licenses will be available on commercially reasonable terms, if at all.

From time to time, in the ordinary course of our business, we have been subject to, and are currently subject to, legal proceedings and claims relating to third-party intellectual property rights, often related to user-generated content, and we expect that third parties will continue to assert intellectual property claims against us, particularly as we expand the complexity and scope of our platform and services. Successful intellectual property claims against us could result in significant monetary liability or prevent us from operating our business, or portions of our business, or require us to change business practices or develop non-infringing intellectual property, which could require significant effort and expense. In addition, resolution of claims may require us to obtain releases or licenses to use intellectual property assets belonging to third-parties, which may be expensive to procure, or possibly to cease using those assets altogether. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

Greenhouse gas emissions are driving global climate change that is expected to have various impacts on travel, including the world's transportation infrastructure and tourist destinations, and such impact could have a negative impact on our operations. The long-term effects of climate change on the global economy and the industry in which we operate and our business, in particular, are unclear; however, we recognize that there are inherent climate-related risks wherever business is conducted. For example, as climate change continues to warm the planet and make weather more extreme, much of the world's transportation infrastructure will become less safe and reliable. Some of today's popular tourist destinations may become intolerable as heat waves make some places unbearable and increase the chance of forest fires. Some may disappear altogether as rising seas flood low-lying islands and coastal areas. Venice, a UNESCO World Heritage site, has always been vulnerable to flooding, but in the last 20 years, there have been almost as many "high water" floods as during the previous 100 years. In other major cities, such as Amsterdam, Tokyo, Cape Town, Rio de Janeiro and New York, extreme flooding could also become a regular occurrence.

Cruise ship tourism has a larger carbon footprint than any other kind of travel and extreme weather such as intense hurricanes and storms is making cruising more dangerous. Rising sea levels can make it difficult for cruise ships to dock at coastal ports because they are vulnerable to changing sea levels, as well as extreme weather. Rising seas also degrade beaches and pose significant risks to the very viability of some low-lying cruise destinations, such as Key West, Fla., Fiji, Palau, Seychelles, and the Maldives. Coastal tourism, the largest component of the tourism industry, is threatened also by the acidification of oceans. Half of the world's coral reefs, which contribute billions annually to global tourism income each year, have already been lost or seriously damaged. Australia's Great Barrier Reef, which has sustained serious damage from ocean acidification caused by the ocean's uptake of CO_2, coral bleaching, pollution, overfishing—and too much tourism—has lost more than half of its corals since 1995.

Shifts in consumer preferences and governmental policy developments have the potential individually or collectively to significantly disrupt travel and impact our business as well as negatively affect our suppliers, business partners and members. Experiencing or addressing the various physical, regulatory and adaptation/transition risks from climate change may impact our revenues and profitability.

Increased focus on our environmental, social, and governance ("ESG") responsibilities have and will likely continue to result in additional costs and risks, and may adversely impact our reputation, employee retention, and willingness of customers and partners to do business with us. Institutional, individual, and other investors, proxy advisory services, regulatory authorities, consumers and other stakeholders are increasingly focused on ESG practices of companies. Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to ESG are inadequate. Our disclosures on these matters, or a failure to meet evolving stakeholder expectations for ESG practices and reporting, may potentially harm our reputation and customer relationships.

As ESG best practices and reporting standards continue to develop, we may incur increasing costs relating to ESG monitoring and reporting and complying with ESG initiatives. The standards for tracking and reporting on ESG matters and disclosure frameworks are relatively new, have not been harmonized, and continue to evolve. Ensuring there are systems and processes in place to comply with the various ESG tracking and reporting obligations may require management time and expense. As we look to respond to evolving standards for identifying, measuring, and reporting ESG metrics, our efforts may result in a significant increase in costs and may nonetheless not meet investor or other stakeholder expectations and evolving standards or regulatory requirements, which may negatively impact our financial results, our reputation, our ability to attract or retain employees, our attractiveness as a service provider, investment, or business partner, or expose us to government enforcement actions, private litigation, and actions by stockholders or stakeholders. In addition, if our competitors' ESG performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors.

Risks Related to Information Security, Cybersecurity and Data Privacy

Our processing, storage and use of personal information and other data subjects us to risks and laws and regulations and could give rise to cyberattacks and other risks, including damage to our reputation and value of our brands. Information and data security is essential to maintaining consumer and service provider confidence in our services and brands. We are subject to a variety of laws in the U.S. and abroad regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other existing laws. In addition, practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet have recently come under increased public scrutiny.

Implementing and complying with these laws and regulations may be more costly or take longer than we anticipate, or could otherwise affect our operations. Any failure or perceived failure by us to comply with our privacy and information security policies, privacy-related obligations to consumers or other third parties, or privacy-related legal obligations, may result in fines, litigation or governmental enforcement actions that could harm our reputation and cause our consumers and partners to lose trust in us, any of which could have an adverse effect on our business, brands, market share and financial results.

System security issues, data protection breaches, cyberattacks and system outage issues could disrupt our operations or services provided to our consumers, and any such disruption could damage our reputation and adversely affect our business, financial results and share price. Our reputation and ability to attract, retain and service our consumers and partners is dependent upon the reliable performance and security of our computer systems and those of third parties we utilize in our operations. Significant security issues, data breaches, cyberattacks and outages, interruptions or delays, in our systems or third-party systems upon which we rely, could impair our ability to display content or process transactions and significantly harm our business. Breaches of our security measures and those of our partners or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us, our consumers or our partners, could expose us, our consumers and partners to a risk of loss or misuse of this information, damage our brand and reputation or otherwise harm our business and financial performance and could result in government enforcement actions and litigation and potential liability for us. The costs of enhancing infrastructure to attain improved stability and redundancy may be time consuming and expensive and may require resources and expertise that are difficult to obtain. In addition, to the extent that we do experience a data breach, remediation may be costly and we may not have adequate insurance to cover such costs.

We and our third party partners and vendors are at constant risk of cyber-attacks or cyber intrusions via viruses, worms, break-ins, malware, ransomware, phishing attacks, hacking, denial-of-service attacks or other attacks and similar disruptions from the unauthorized use of or access to computer systems (including from internal and external sources) that attack our products or otherwise exploit any vulnerabilities in our systems or those of our third party partners and vendors, or attempt to fraudulently induce our employees, consumers, third party partners and vendors or others to disclose passwords or other sensitive information or unwittingly provide access to our systems or data. These types of incidents continue to be prevalent and pervasive across industries, including in our industry, and such attacks on our systems have occurred in the past and are expected to occur in the future. In addition, we expect the amount and sophistication of the perpetrators of these attacks to continue to expand, which could include nation-state actors. Any such incident could lead to interruptions, delays or website outages, causing loss of critical data or the unauthorized disclosure or use of personally identifiable or other confidential information. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the system. We have in the past and may in the future need to expend significant resources to protect against security breaches or to investigate and address problems caused by cyber or other security problems. There are no assurances that our programs and actions taken to protect against security breaches or to investigate and address problems related to cyber or other security problems will be sufficient to prevent or limit the impact of any cyber intrusion or related attack. Failure to adequately protect against attacks or intrusions, whether for our own systems or systems of vendors, could expose us to security breaches that could have an adverse impact on our financial performance.

Much of our business is conducted with third-party partners and vendors. A security breach at such third-party could be perceived by consumers as a security breach of our systems and could result in negative publicity or reputational damage, expose us to risk of loss or litigation and subject us to regulatory penalties and sanctions. In addition, such incidents may also result in a decline in our user base and client base or engagement levels.

Media coverage of data breaches and public exposure of consumer data rights has increased, in part because of the rise of enforcement actions, investigations and lawsuits. Similarly, the increase in privacy activist groups is likely to give rise to further scrutiny, investigative actions and publicity. Security breaches or the perceived threat of a breach or perceived breach could result in interruptions in service, negative publicity, damage to reputation, cause our users, suppliers and/or partners to cease doing business with us or do business with us less frequently, exposure to risk of loss and possible liability due to lawsuits, enforcement actions, investigations, regulatory penalties and sanctions. As this focus and attention on privacy and data protection increases, we also risk exposure to potential liabilities and costs resulting from the compliance with, or any failure to comply with, applicable legal requirements, conflicts among these legal requirements or differences in approaches to privacy and security. Security breaches could also cause travelers and consumers to lose confidence in our data security, which would have a negative effect on the value of our brand.

Evolving regulations, guidance and practices on the use of "cookies" and similar tracking technologies could negatively impact the way we do business. Cookies and similar technologies are common tools used by websites and apps, including ours, to store or gather information, improve site security, improve and personalize the customer experience, market to consumers and increase conversion. Companies such as Apple and Google have introduced new policies governing developers' use of cookies and similar tracking technologies, including enhanced disclosure and opt in requirements. Similarly, many states and countries have adopted data protection laws and regulations governing the use of cookies and other similar tracking technologies by websites and app developers. Such regulations could limit our ability to serve certain customers in the manner we currently do, including with respect to retargeting or personalized advertising, impair our ability to improve and optimize performance on our platform, negatively affect a consumer's experience using our platform, which, in turn, could negatively impact our business.

Equally, privacy has been the impetus behind a move towards a cookie-less online ecosystem which poses a potential risk to our online behavioral advertising strategy.

We are subject to risks associated with processing payment transactions and failure to manage those risks may subject us to fines, penalties and/or additional costs and could have a negative impact on our business. We accept payments from consumers and our business partners using a variety of methods, including credit, debit and invoicing. As we offer new payments options to customers, we may be subject to additional regulations, compliance requirements and fraud. We rely on third parties to provide certain payment methods and payment processing services and our business could be disrupted if these companies become unwilling or unable to provide these services to us. We are subject to laws, regulations and compliance requirements relating to payments, international money transfers, privacy and information security and money laundering, including obligations to implement enhanced authentication processes. We are also subject to payment card association operating rules, including data security rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. These laws, regulations and/or requirements result in significant costs. If we fail to comply or if our data security systems are breached or compromised, we may be liable for card issuing banks' costs, subject to fines, penalties and higher transaction fees, and/or lose our ability to accept credit and debit card payments, process electronic funds transfers, or facilitate other types of online payments. In addition, for certain payment methods, including credit and debit cards, we pay interchange and other fees and we are subject to receivable holdbacks, which may increase over time and raise our operating costs and lower profitability.

Additionally, our marketplace activities in the U.K. and Europe require us to obtain or operate under a payment institution license under the Payment Services Directive Two ("PSD2"). PSD2 requires a license to perform certain defined "payment services" in a European Economic Area ("EEA") member state. Conditions for obtaining and complying with the license include minimum capital requirements, establishment of procedures for safeguarding funds, and certain governance and reporting requirements. Certain obligations relating to internal controls and the conduct of business, in particular, consumer disclosure requirements and certain rules regarding the timing and settlement of payments, must be met. We have obtained a payment institution license in the U.K. As a result of Brexit, we are no longer able to passport our U.K. license to the EEA. Although our EU application has been submitted during 2023 and currently under consideration by the EU, we may not receive the EU license on a timely basis if at all.

It is possible that we could become subject to regulatory enforcement or other proceedings in those states or other jurisdictions with money transmission, or other similar statutes or regulatory requirements, including an EEA member state, related to the handling or moving of money, which could in turn have a significant impact on our business, even if we were to ultimately prevail in such proceedings. If we are ultimately deemed to be in violation of one or more money transmitter or other similar statutes or regulatory requirements related to the handling or moving of money in the U.S., the EEA or other jurisdictions, we may be subject to the imposition of fines or restrictions on our business, our ability to offer some or all of our services in the relevant jurisdiction may be suspended, and we may be subject to civil or criminal liability and our business, results of operations and financial position could be materially adversely affected.

Risks Related to Financial Matters

We may fail to meet our publicly announced guidance or other expectations about our business and future operating results, which could cause our stock price to decline. From time to time, we release earnings guidance in our quarterly and annual earnings conference calls, quarterly and annual earnings releases, or otherwise, regarding our future performance that represents our management's estimates as of the date of release. This guidance includes forward-looking statements based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that are based on information known when they are issued, and, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies relating to our business, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. Guidance is necessarily speculative in nature, and some or all of the assumptions underlying the guidance furnished by us may not materialize or may vary significantly from actual outcomes. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon our guidance in making an investment decision regarding our common stock.

Our financial results are difficult to forecast; they have fluctuated in the past and will likely fluctuate in the future. Our financial results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- Our ability to maintain and grow our consumer base and to increase user engagement;
- Increases in marketing, sales and other expenses that we will incur to grow and expand our operations and to remain competitive;
- Fluctuations in the marketing spend of our travel partners due to seasonality, global or regional events or other factors;
- User behavior or product changes that may reduce traffic to features or products that we successfully monetize;
- System failure or outages, which would prevent us from serving ads for any period of time;
- Breaches of security or privacy and the costs associated with any such breaches and remediation;
- Fees paid to third parties for content or promotion of our products and services;
- Adverse litigation judgments, settlement or other litigation related costs;
- Changes in the legislative or regulatory environment or engagement by regulators;
- Changes in tax laws, which may significantly affect our tax rates and taxes due;
- Tax obligations that may arise from resolutions of tax examinations that may materially differ from the amounts we have anticipated;
- Fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;
- Changes in GAAP; and
- Changes in global business and macroeconomic conditions.

As a result, you should not rely upon our quarterly financial results as indicators of future performance.

If we are unable to successfully maintain effective internal control over financial reporting, investors may lose confidence in our reported financial information and our business and our share price may be adversely impacted. As a public company, we are required to maintain internal control over financial reporting and our management is required to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year. If we are not successful in maintaining effective internal control over financial reporting, there could be inaccuracies or omissions in the financial information we file with the SEC. Additionally, even if there are no inaccuracies or omissions, we could be required to publicly disclose our management's conclusion that our internal control over financial reporting or disclosure controls and procedures are not effective. These events could cause investors to lose confidence in our reported financial information, result in increased costs to remediate any deficiencies, attract regulatory scrutiny or lawsuits that could be costly to resolve and distract management's attention, limit our ability to access the capital markets, adversely impact our stock price, or cause our stock to be delisted from The Nasdaq or any other securities exchange on which we are then listed.

We have indebtedness which could adversely affect our business and financial condition. With respect to the 2025 Senior Notes and 2026 Senior Notes, we are subject to risks relating to our existing or potential indebtedness that include:

- Requirement to dedicate a portion of our cash flow to principal and interest payments, thereby reducing the availability of cash to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;
- Difficulties to optimally capitalize and manage the cash flow for our businesses;
- Possible competitive disadvantage compared to our competitors that have less debt;
- Limitations on our ability to borrow additional funds on acceptable terms or at all; and
- Exposure to increased interest rates to the extent our outstanding debt is subject to variable rates of interest.

Failure to comply with the various covenants contained in our Credit Agreement and the 2025 Indenture could have a material adverse effect on our business. The various covenants contained in the Credit Agreement and 2025 Indenture include those that limit our ability to, among other things:

- Incur indebtedness;
- Pay dividends on, redeem or repurchase our capital stock;
- Effect share repurchases;
- Effect investments;
- Enter into secured financing arrangements;
- Enter into sale and leaseback transactions; and
- Enter into unrelated businesses.

These covenants may limit our ability to optimally operate our business. Any failure to comply with the restrictions of our Credit Facility or our 2025 Senior Notes and 2026 Senior Notes may result in an event of default under the agreements governing such debt instruments and such default may allow the creditors to accelerate the debt incurred thereunder. In addition, lenders under the Credit Facility may be able to terminate any commitments they had made to supply us with further funds.

We are subject to risks relating to our 2026 Senior Notes. If any of the conditions to the conversion of the 2026 Senior Notes is satisfied, then we may be required under applicable accounting standards to reclassify the liability carrying value of the 2026 Senior Notes as a current, rather than a long-term, liability, thereby materially reducing our reported working capital. This reclassification could be required even if no noteholders exchange their 2026 Senior Notes. Holders of our 2026 Senior Notes may convert the 2026 Senior Notes after the occurrence of certain dates or events. Settlement of the 2026 Senior Notes could adversely affect our liquidity.

We are subject to risks relating to the Capped Calls. In connection with the issuance of the 2026 Senior Notes, we entered into privately negotiated capped call transactions (the "Capped Calls") to reduce potential dilution to our common stock and/or offset cash payments we must make in excess of the principal amount, in each case, upon any conversion of the 2026 Senior Notes, with such offset subject to a cap. We are subject to the risk that one or more of the hedge counterparties may default under the Capped Calls. If any of the hedge counterparties become subject to insolvency proceedings, we will become an unsecured creditor with a claim equal to our exposure at that time under our transactions with such counterparties. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in the market price and in the volatility of our common stock. In addition, upon a default by a hedge counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock.

We may have future capital needs and may not be able to obtain additional financing on acceptable terms. Pursuant to the Credit Facility, we agreed to pledge substantially all of our assets, including the equity interests of our subsidiaries. This agreement also includes restrictive covenants that may limit our ability to secure additional financing in the future on favorable terms, if at all. Our ability to secure additional financing will also depend upon our future operating performance, which is subject to then prevailing general economic and credit market conditions, and financial, business and other factors, many of which are beyond our control.

Risks Related to Tax Matters

Our effective income tax rate is impacted by a number of factors that could have a material impact on our financial results and could increase the volatility of those results. Due to the global nature of our business, we are subject to income taxes in the U.S. and other foreign jurisdictions. In the event we incur taxable income in certain jurisdictions but incur losses in other jurisdictions, we generally cannot offset the income from one jurisdiction with the loss from another. This lack of flexibility could affect our effective income tax rate. Furthermore, significant judgment is required to calculate our worldwide provision for income taxes and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our future income tax rates could be affected by a number of matters outside of our control, including but not limited to changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets or accounting for share-based compensation. If our effective income tax rates were to increase, our financial results and cash flows would be adversely affected.

Application of U.S. state and local or international tax laws, changes in tax laws or tax rulings, or the examination of our tax positions, could materially affect our financial position and results of operations. As an international business, we are subject to income taxes and non-income-based taxes in the U.S. and various other international jurisdictions. Tax laws are subject to change as new laws are passed and new interpretations of the laws are issued or applied. Due to economic and political conditions, tax rates and tax regimes may be subject to significant change and the tax benefits that we intend to eventually derive could be undermined due to changing tax laws. Governments are increasingly focused on ways to increase tax revenues, which has contributed to more aggressive positions taken by tax authorities and an increase in tax legislation. Any such additional taxes or other assessments may be in excess of our current tax provisions or may require us to modify our business practices in order to reduce our exposure to additional taxes going forward, any of which could have a material adverse effect on our business, results of operations and financial condition. Any changes to international tax laws or any additional reporting requirements may increase the complexity and costs associated with tax compliance and adversely affect our cash flows and results of operations.

For example, changes in the tax laws of foreign jurisdictions could arise as a result of the Organization for Economic Cooperation and Development ("OECD")'s Base Erosion and Profit Shifting Project to address the tax challenges arising from digitalization. Over the last several years, the OECD has been developing its "two pillar" project to address the tax challenges arising from digitalization. The OECD project, if broadly implemented by participating countries, will result in significant changes to the international taxation system under which our current tax obligations are determined. Pillar Two of the project calls for a minimum tax rate on corporations of 15% and has begun to be implemented by a significant number of countries starting in 2024. The OECD and implementing countries are expected to continue to offer further guidance to the rules, however, the impact of Pillar Two is not expected to be material at this time. The Company will continue to monitor developments to determine any potential impact of Pillar Two in the countries in which we operate. Pillar One, which would reallocate profits from the largest and most profitable businesses to countries where the customers of those businesses are located, remains under discussion at the OECD, and its implementation remains uncertain. If implemented, Pillar One would potentially result in the removal of unilateral digital services tax initiatives, such as those enacted in France, Italy, Spain, and the U.K. In July 2023, more than 138 countries and jurisdictions agreed to refrain from imposing newly enacted digital service tax initiatives or similar measures before December 31, 2024, provided the Pillar One negotiations have made sufficient progress by the end of 2023. In December 2023, the OECD Inclusive Framework reaffirmed their commitment to achieve a consensus-based solution and to complete the multilateral agreement by June 2024, thereby extending the standstill on new digital service tax initiatives. Furthermore, certain U.S. states, such as Maryland, have deployed comparable digital services tax initiatives. We will continue to monitor these developments to determine the financial impact to the Company. During the years ended December 31, 2023, 2022 and 2021, we recorded $18 million, $9 million and $1 million, respectively, of digital service tax to general and administrative expense on our consolidated statements of operations.

We are routinely under audit by federal, state and foreign taxing authorities. The ultimate outcome of these examinations (including the Internal Revenue Service ("IRS") audit described below) cannot be predicted with certainty but could be materially different from our income tax provisions and accruals and could have a material effect on our results of operations or cash flows in the period or periods for which that determination is made. Should the IRS or other taxing authorities assess additional taxes as a result of examinations, we may be required to record charges to our results of operations, which could harm our operating results and financial condition.

Changes in the tax treatment of companies engaged in e-commerce may adversely affect the commercial use of our platform and our financial results. Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce and it is possible that various jurisdictions may attempt to levy additional or new sales, income or other taxes relating to our activities. For example, Congress is considering various approaches to legislation that would require companies engaged in e-commerce to collect sales tax on internet revenue and a growing number of U.S. states and certain foreign jurisdictions have adopted or are considering proposals to impose obligations on remote sellers and online marketplaces to collect taxes on their behalf. An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the U.S. Supreme Court ruled in South Dakota v. Wayfair Inc. that remote sellers are not required to collect state and local sales taxes. In response to Wayfair or otherwise, state or local governments have adopted and may continue to adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. Also, as described in more detail above, certain U.S. states and countries in which we do business have enacted or proposed digital services tax initiatives. In addition, we are subject to taxes in foreign jurisdictions, such as value-added tax and goods and services tax, in connection with certain foreign sales transactions. New or revised international, federal, state or local tax regulations or court decisions may subject us or our customers to additional sales, occupancy, income and other taxes. We cannot predict the effect of these and other attempts to impose sales, income or other taxes on e-commerce; however, new or revised taxes and, in particular, sales taxes, occupancy taxes, value added taxes ("VAT"), and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling products and services over the internet. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. A successful assertion by one or more tax authorities requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest that we otherwise would have not accounted for in our financial statements. Any of these events could have a material adverse effect on our business, financial results and financial condition.

Taxing authorities have in the past and may successfully in the future assert that we should have collected or in the future should collect sales and use, occupancy, VAT or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our operating results. We do not collect and remit sales and use, occupancy, VAT or similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable or legally required. Several states and other taxing jurisdictions have presented or threatened us with assessments, alleging that we are required to collect and remit certain taxes there. While we do not believe that we are subject to such taxes and intend to vigorously defend our position in these cases, we cannot be sure of the outcome of our discussions and/or appeals with these states. In the event of an adverse outcome, we could face assessments, plus any additional interest and penalties. We also expect additional jurisdictions may make similar assessments or pass similar new laws in the future, and any of the jurisdictions where we have sales may apply more rigorous enforcement efforts or take more aggressive positions in the future that could result in greater tax liability allegations. Such tax assessments, penalties and interest or future requirements may materially adversely affect our business, financial condition and operating results.

We face risks associated with fluctuations in foreign currency exchange rates. As a result, we face exposure to movements in foreign currency exchange rates including, but not limited to, re-measurement of gains and losses from changes in the value of foreign denominated assets and liabilities; translation gains and losses on foreign subsidiary financial results that are translated into U.S. dollars upon consolidation; and planning risk related to changes in exchange rates between the time we prepare our annual and quarterly forecasts and when actual results occur. For example, in the event that one or more European countries were to replace the Euro with another currency, our sales into such countries, or into Europe generally, would likely be adversely affected until stable exchange rates are established. Accordingly, fluctuations in foreign currency exchange rates, such as the strengthening of the U.S. dollar against the Euro or the British pound, have in the past and could in the future adversely affect our revenue growth in future periods.

In the event of severe volatility in exchange rates, the impact of these exposures can increase and the impact on results of operations can be more pronounced. In addition, the current environment and the increasingly global nature of our business have made hedging these exposures more complex. We hedge certain short-term foreign currency exposures with the purchase of forward exchange contracts. These forward exchange contracts only help mitigate the impact of changes in foreign currency rates that occur during the term of the related contract period and carry risks of counter-party failure. There can be no assurance that our forward exchange contracts will have their intended effects.

Risks Related to Ownership of our Common Stock

Liberty TripAdvisor Holdings, Inc. currently is a controlling stockholder. Liberty TripAdvisor Holdings, Inc., or LTRIP, effectively controls the outcome of all matters submitted to a vote or for the consent of our stockholders (other than with respect to the election by the holders of our common stock of 25% of the members of our Board of Directors and matters as to which Delaware law requires separate class votes). Our Chairman, Gregory Maffei, and Director Albert Rosenthaler, also serve as officers and directors of LTRIP. LTRIP may have interests that differ from those of our other stockholders and may vote in a way with which our other stockholders may not agree or that may be adverse to other stockholders' interests. LTRIP is not restricted from investing in other businesses related to our business. LTRIP's control of us, as well as the provisions of our organizational documents and Delaware law, may discourage or prevent a change of control that might otherwise be beneficial, which may reduce the market price of our common stock.

The market price and trading volume of our common stock has experienced, and could continue to experience in the future, substantial volatility. The market price of our common stock is affected by a number of factors, including:

- Quarterly variations in our or our competitors' results of operations;
- Changes in earnings estimates or recommendations by securities analysts;
- Failure to meet market expectations;
- The announcement of new products or product enhancements by us or our competitors;
- Repurchases of our common stock;
- Developments in our industry, including changes in governmental regulations; and
- General market conditions and other factors, such as macroeconomic conditions and geopolitical events.

In the past, the stock market has experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations and general economic, political and market conditions, such as recessions, interest rate changes or foreign currency exchange fluctuations, may negatively impact the market price of our common stock regardless of our actual operating performance.

We are currently relying on the "controlled company" exemption under Nasdaq Stock Market Listing Rules, pursuant to which "controlled companies" are exempt from certain corporate governance requirements otherwise applicable under Nasdaq listing rules. The Nasdaq Stock Market Listing Rules exempt "controlled companies," or companies of which more than 50% of the voting power is held by an individual, a group or another company, from certain corporate governance requirements. We currently rely on the controlled company exemption for certain of the above requirements, including the requirement that director nominees be selected or recommended to the Board of Directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors. Accordingly, our stockholders will not be afforded the same protections generally as stockholders of other Nasdaq-listed companies with respect to corporate governance for so long as we rely on these exemptions from the corporate governance requirements.

We do not pay regular quarterly or annual cash dividends on our stock. Any determination to pay dividends is at the discretion of our Board of Directors and will depend on our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our

Board of Directors. Therefore, investors should not rely on regular quarterly or annual dividend income from shares of our common stock and investors should not rely on special dividends with any regularity or at all.

Future sales of shares of our common stock in the public market, or the perception that such sales may occur, may depress our stock price. Sales of substantial amounts of our common stock in the public market, particularly sales by our directors, officers, employees and significant stockholders, or the perception that these sales might occur, could depress the market price of our common stock and could impact our ability to raise capital through the sale of additional securities. In addition, certain stockholders have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

These provisions include:

- Authorization and issuance of Class B common stock that entitles holders to ten votes per share;
- Authorization of the issuance of preferred stock which can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to those of our common stock;
- Prohibition of our stockholders to fill board vacancies or call special stockholder meetings; and
- Limitations on who may call special meetings of stockholders.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board of Directors or initiate actions that are opposed by our then-current Board of Directors, including a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our Board of Directors could cause the market price of our common stock to decline.

We cannot guarantee that we will repurchase our common stock pursuant to our share repurchase programs or that our share repurchase programs will enhance long-term stockholder value. On September 7, 2023, our Board of Directors authorized the repurchase of $250 million in shares of our common stock under a new share repurchase program. The share repurchase program has a term of two years and does not obligate the Company to acquire any particular number of shares and may be modified, suspended or discontinued at any time. The Executive Committee of our Board of Directors will determine the price, timing, amount and method of such repurchases based on its evaluation of market conditions and other factors, and at prices determined to be attractive and in the best interests of both the Company and its stockholders.

Although our Board of Directors has authorized the share repurchase programs, the share repurchase programs do not obligate the Company to repurchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market and business conditions, the trading price of the Company's common stock and the nature of other investment opportunities. In August 2022, Congress passed the Inflation Reduction Act, which imposes a one percent tax on stock repurchases, subject to certain adjustments, after December 31, 2022 by publicly traded U.S. companies, including us, which may also impact our decision to engage in share repurchases. The repurchase programs may be limited, suspended or discontinued at any time without prior notice. In addition, repurchases of our common stock pursuant to our share repurchase programs could affect our stock price and increase its volatility. The existence of a share repurchase program could cause our stock price to be higher than it would be in the absence of such a program. Additionally, our share repurchase programs could diminish our cash reserves, which may impact our ability to finance future growth, and to pursue possible future strategic opportunities and acquisitions. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased shares of stock. Although our share repurchase programs are intended to enhance long-term stockholder value, there is no assurance that they will do so and short-term stock price fluctuations could reduce the program's effectiveness.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

In an era marked by rapid technological evolution, the business landscape is increasingly data-driven. Companies, including ours, collect, store, and leverage data to glean valuable insights about our members and travel trends; deliver relevant content to our members, suppliers, and business partners and enhance operational efficiency. This collection and leverage of data exposes us to potential cybersecurity threats. As a result, we have implemented a cybersecurity risk management framework that is designed to identify, assess, and mitigate risks from cybersecurity threats related to this data and systems and our business operations.

Risk Management Oversight and Governance

The Board of Directors is responsible for overseeing risks related to cybersecurity and has delegated to the Audit Committee oversight over cybersecurity risks. The Audit Committee is responsible for reviewing and discussing with management the processes to identify, assess and manage cybersecurity threats, as well as to identify, assess and, to the extent required, disclose material cybersecurity threats.

Management is responsible for the day-to-day risk management process, including the identification of risks and implementation of policies and procedures designed to manage, mitigate or monitor cyber risks. In support of these responsibilities, management has designated a Chief Compliance Officer and formed a Compliance Committee to implement, manage and oversee a corporate compliance program.

The Compliance Committee is responsible for understanding the global risk landscape of the company and for working to ensure that we have a compliance program in place designed to mitigate, manage and/or monitor risks. The Compliance Committee consists of, among others, our Chief Financial Officer ("CFO"), Chief Legal Officer ("CLO") and Chief Compliance Officer ("CCO"). The CCO has established an Information Governance and Privacy Committee responsible for oversight of privacy and cybersecurity risks. The Information Governance and Privacy Committee consists of our Chief Information Security Officer ("CISO") and CCO, as well as representatives from engineering, product development and data privacy. The Information Governance and Privacy Committee meets regularly to discuss and monitor information uses and governance and risks associated with our information assets, including prevention, detection, mitigation and remediation of risks from cybersecurity threats.

Our CISO reports to our CCO. The CCO reports to the Compliance Committee and the CLO. The CFO and CLO report directly to the company's Chief Executive Officer. Each of the CFO, CLO, CCO and CISO report regularly to our Board of Directors on, among other matters, our global risk landscape and risk management efforts, including those related to cybersecurity risks.

Our CISO has primary responsibility for managing our cybersecurity threat management program. The CISO is a Certified Information Security Systems Professional (CISSP), with more than 15 years of experience in building and leading information security teams and has worked at a variety of companies to implement and manage cybersecurity programs. Those entities have included large, publicly-traded companies. His experience includes developing and maintaining tools and processes to protect internal networks, customer payment systems and telecommunications networks used by customers to transmit data.

Our CISO leads an Information Security team that meets regularly. The CISO updates the executive management team on cybersecurity developments.

Our CISO meets at least annually with each of the Compliance Committee and the Audit Committee to discuss cybersecurity threats and the risk management programs. The CISO provides information, as appropriate, about the sources and nature of risks the Company faces and how management assesses such risks. Our CISO also provides a quarterly report to the Audit Committee on trends and observations concerning cyber threats and actions being taken to mitigate those risks. The Chair of the Audit Committee reports quarterly to the full Board of Directors and that report includes a summary of the CISO's report.

Processes for the Identification of Risks from Cybersecurity Threats

The Compliance Committee, working with the CISO and the Information Security team, has developed a cybersecurity risk management program that aims to address the following key areas:

- Identification of assets at risk from cybersecurity threats;
- Identification of potential sources of cybersecurity threats;
- Assessment of the status of protections in place to prevent or mitigate cybersecurity threats;
- Approaches to mitigating and managing the material cybersecurity risks; and
- A process for regular reporting to the Compliance Committee and Board of Directors (directly and through the Audit Committee).

The Company's risk assessment and mitigation program is centered on the following components:

- Identification of material risks (primarily through enterprise risk assessments);
- An evaluation of the likelihood of such risk occurring, the potential impact and the control strength, consideration for compensating controls to mitigate the risk;
- Prioritization of different material risk items based on, among other things, the results of our evaluation; and
- Establishment of a process for addressing those risks.

Our Internal Audit team reviews, monitors and audits various aspects of the Company's enterprise risk management program to evaluate whether risks, including cybersecurity risks, are appropriately identified and managed. Internal Audit periodically reports to the Audit Committee on the Company's cybersecurity risk mitigation efforts. The Audit Committee Chair, in turn, reports to the full Board of Directors.

We have several employee training and development programs that are designed to, among others, raise awareness of cybersecurity risks impacting the business to encourage consideration and facilitate managing those risks. To assess the effectiveness of our program, we periodically conduct penetration testing and other vulnerability analyses. As part of the assessment of the protections we have in place to mitigate risks, we engage third parties to conduct risk assessments on our systems.

Before purchasing third-party technology or other solutions and partnerships that involve exposure to the Company's assets and electronic information, our Information Security and Privacy team undertake due diligence to assess any key data privacy or information security risks.

For additional information about the cybersecurity risks, see "Risk Factors" under the section entitled "Risks Related to Information Security, Cybersecurity and Data Privacy" in Part I, Item 1A of this Annual Report on Form 10-K.

Item 2. Properties

As of December 31, 2023, we do not own any real estate. We lease approximately 280,000 square feet of office space for our corporate headquarters in Needham, Massachusetts, which has an expiration date of December 2030 and an option to extend the lease term for two consecutive terms of five years each. We also lease an aggregate of approximately 340,000 square feet of office space at nearly 30 locations across North America, Europe and Asia Pacific, in cities such as New York, London, Sydney, Barcelona and Paris, primarily used as sales offices, subsidiary headquarters, and for international operations, pursuant to leases with various expiration dates. We believe that our current facilities are adequate for our current operations and that additional leased space can be obtained on reasonable terms if needed.

Item 3. Legal Proceedings

Refer to "Note 11: *Commitments and Contingencies*" in the notes to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K, for further information regarding any legal proceedings. For an additional discussion of certain risks associated with legal proceedings, see "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is quoted on The Nasdaq Global Select Market under the ticker symbol "TRIP." Our Class B common stock is not listed and there is no established public trading market for that security. As of February 9, 2024, all of our Class B common stock was held by LTRIP.

Performance Comparison Graph

The following graph provides a comparison of the total stockholder return from December 31, 2018 to December 31, 2023, of an investment of $100 in cash on December 31, 2018 for Tripadvisor, Inc. common stock and an investment of $100 in cash on December 31, 2018 for (i) the Standard and Poor's 500 Index (the "S&P 500 Index"), (ii) The Nasdaq Composite Index; and (iii) the Research Data Group ("RDG") Internet Composite Index. The RDG Internet Composite Index is an index of stocks representing the internet industry, including internet software and service companies, and e-commerce companies. The stock price performance shown on the graph below is not necessarily indicative of future price performance. Data for the S&P 500 Index, The Nasdaq Composite Index, and the RDG Internet Composite Index assume reinvestment of dividends.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among TripAdvisor, Inc., the S&P 500 Index,
the NASDAQ Composite Index and the RDG Internet Composite Index

*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2024 Standard & Poor's, a division of S&P Global. All rights reserved.

This performance comparison graph is not "soliciting material," is not deemed filed with the SEC and is not deemed to be incorporated by reference into any filing of Tripadvisor, Inc. under the Securities Act or any filing under the Exchange Act.

Holders of Record

As of February 9, 2024, there were 125,099,694 outstanding shares of our common stock held by 1,732 stockholders of record, and 12,799,999 outstanding shares of our Class B common stock held by one stockholder of record: LTRIP.

Dividends

We did not declare or pay any dividends during the years ended December 31, 2023, 2022, or 2021. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend on our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors. In addition, our ability to pay dividends is limited by the terms of our Credit Agreement and our 2025 Indenture. Refer to "Note 8: *Debt*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information regarding our debt agreements. Therefore, investors should not rely on regular quarterly or annual dividend income from shares of our common stock and investors should not rely on special dividends with any regularity, or at all. Investors should rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize future gains on their investments.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required under this item is incorporated herein by reference to our 2024 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2023.

Unregistered Sales of Equity Securities

During the quarter ended December 31, 2023, we did not issue or sell any shares of our common stock, Class B common stock or other equity securities pursuant to unregistered transactions in reliance upon an exemption from the registration requirements of the Securities Act.

Issuer Purchases of Equity Securities

On September 7, 2023, our Board of Directors authorized the repurchase of $250 million in shares of our common stock under a new share repurchase program. Our Board of Directors authorized and directed management, working with the Executive Committee of our Board of Directors, to affect the share repurchase program in compliance with applicable legal requirements. The Executive Committee of our Board of Directors will determine the price, timing, amount and method of such repurchases based on its evaluation of market conditions and other factors, and at prices determined to be attractive and in the best interests of both the Company and its stockholders. This share repurchase program, which has a term of two years, does not obligate the Company to acquire any particular number of shares and may be modified, suspended or discontinued at any time.

In light of the recent disclosure by Liberty Tripadvisor Holdings, Inc. ("LTRIP") of its intent to evaluate potential alternatives and the Company's formation of a Special Committee to evaluate any proposals that may be brought forward, the Company has suspended its share repurchase program.

A summary of information regarding our common stock repurchases during the fourth quarter of 2023 is set forth in the table below:

Period	Total Number of Shares Purchased	Average Price Paid per Share (1)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate U.S. dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs	
October 1 to October 31	—	$	—	—	$	250,000,000
November 1 to November 30	1,324,524	$	18.85	1,324,524	$	225,000,000
December 1 to December 31	—	$	—	—	$	225,000,000
Total	1,324,524			1,324,524		

(1) Exclusive of fees, commissions and excise taxes.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements including the notes in Item 8 of this Annual Report on Form 10-K, and the Section entitled "Cautionary Note Regarding Forward-Looking Statements," included elsewhere in this Annual Report on Form 10-K. Our actual results may differ from the results discussed in any forward looking statements, which may be due to factors discussed in "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

The Company renamed our Tripadvisor Core segment to "Brand Tripadvisor", and its "Tripadvisor-branded display and platform" revenue stream within the Brand Tripadvisor segment, as "Media and advertising" revenue. These nomenclature changes had no impact on the composition of our segments, revenue streams, or on any current or historic financial information.

Overview

The Tripadvisor group operates as a family of brands with a purpose of connecting people to experiences worth sharing. Our vision is to be the world's most trusted source for travel and experiences. The Company operates across three business segments: Brand Tripadvisor (formerly Tripadvisor Core), Viator, and TheFork. We leverage our brands, technology platforms, and capabilities to connect our large, global audience with partners by offering rich content, travel guidance products and services, and two-sided marketplaces for experiences, accommodations, restaurants, and other travel categories.

Brand Tripadvisor's purpose is to empower everyone to be a better traveler by serving as the world's most trusted and essential travel guidance platform. Since Tripadvisor's founding in 2000, the Tripadvisor brand has developed a relationship of trust and community with travelers and experience seekers by providing an online global platform for travelers to discover, generate, and share authentic user-generated content ("UGC") in the form of ratings and reviews for destinations, points-of-interest ("POIs"), experiences, accommodations, restaurants, and cruises in over 40 countries and in more than 20 languages across the world. Tripadvisor offers more than 1 billion user-generated ratings and reviews on over 8 million experiences, accommodations, restaurants, airlines, and cruises. Tripadvisor's online platform attracts one of the world's largest travel audiences, with hundreds of millions of visitors annually.

Viator's purpose is to bring extraordinary, unexpected, and forever memorable experiences to more people, more often, wherever they are traveling. In doing so, Viator elevates tens of thousands of businesses, large and small. Viator delivers on its purpose by enabling travelers to discover and book iconic, unique and memorable experiences from experience operators around the globe. Our online marketplace is comprehensive and easy-to-use, connecting millions of travelers to the world's largest supply of bookable tours, activities and attractions—over 350,000 experiences from more than 55,000 operators. Viator is a pure-play experiences OTA singularly focused on the needs of both travelers and operators with the largest supply of bookable experiences available to travelers.

TheFork's purpose is to deliver happiness through amazing dining experiences. TheFork delivers on its purpose by providing an online marketplace that enables diners to discover and book online reservations at approximately 55,000 restaurants in 11 countries across the U.K., western and central Europe. TheFork has become an urban, gastronomic guide with a strong community that offers approximately 20 million restaurant reviews.

Trends

The online travel industry in which we operate is large, highly dynamic and competitive. We describe below current trends affecting our overall business and segments, including uncertainties that may impact our ability to execute on our objectives and strategies. Public health-related events, such as a pandemic, political instability, geopolitical conflicts, including the evolving events in the Middle East, acts of terrorism, fluctuations in currency values, and changes in global economic conditions, are examples of other events that could have a negative impact on the travel industry, and as a result, our financial results in the future.

The COVID-19 pandemic had a significant negative impact on the travel and hospitality industries, and consequently, adversely and materially affected our business, results of operations, liquidity and financial condition during the year ended December 31, 2021. In 2022, we generally experienced a travel demand recovery fueled by the continued easing of government restrictions globally and increasing consumer travel demand, however, during the first quarter of 2022, we experienced a negative impact from the Omicron variant across all segments which helped contribute to the year-over-year revenue growth rate during 2023. During 2023, we continued to experience strong consumer demand, particularly for our experiences offerings, across our Viator and Brand Tripadvisor segments. Asia-Pacific, which represents a small portion of our overall business, has been slower to recover due to longer and sustained travel restrictions as a result of the COVID-19 pandemic. However, starting in the first quarter of 2023, travel restrictions across Asia began to ease relative to 2022, contributing to increased year-over-year revenue growth within this region.

Prior to Google introducing changes to its SERP (search engine results page), we generated a significant amount of direct traffic from search engines, such as Google, through strong SEO (search engine optimization) performance across all segments. We believe our SEO traffic acquisition performance has been negatively impacted in the past, and may be impacted in the future, by metasearch and search engines (primarily Google) changing their search result placement and underlying algorithms, including to increase the prominence of their own products in search results across our business, most notably within our hotel meta offering within our Brand Tripadvisor segment.

In response to strong consumer demand for our experiences offerings across our Viator and Brand Tripadvisor segments, we continued to increase investment in performance marketing and brand spend during 2023 to drive awareness and grow market share in this large underpenetrated market. Over the long-term, we are focused on driving a greater percentage of our bookings from direct channels. We are doing this by continuing to focus on increasing our brand recognition and improving the user experience across products on our website and mobile app, providing high quality customer service, and offering leading customer choice for online bookable experiences supply.

The global experiences market is large, growing, and highly fragmented, with the vast majority of bookings still occurring through traditional offline sources. We are observing a secular shift, however, as this market continues to grow and accelerate the pace of online adoption. Likewise, the global restaurants category is also benefiting from increased online adoption by both consumers and restaurant partners, particularly in Europe. Given the competitive positioning of our businesses relative to the attractive growth prospects in these categories, we expect to continue to invest in these categories across the Tripadvisor group, and in particular, within the Viator and

TheFork segments, to continue accelerating revenue growth, operating scale, and market share gains for the long-term.

For information regarding our business strategy and business models, see the discussion set forth in Part I, Item 1. "Business," of this Form 10-K under the captions "Our Business Strategy", and "Our Business Models."

Recent Developments

Restructuring and Related Reorganization Actions

During the third quarter of 2023, the Company approved and subsequently initiated a set of actions across its businesses in order to reduce its cost structure, improve operational efficiencies, and realign its workforce with its strategic initiatives. These actions taken by the Company resulted in reduced global headcount. Additional cost reduction measures taken included discretionary spend and real estate. As a result, the Company incurred estimated pre-tax restructuring and other related reorganization costs of $22 million during the year ended December 31, 2023, consisting primarily of employee severance and related benefits. Potential job position eliminations in each country remain subject to local law and consultation requirements, which have extended beyond 2023 in certain countries. Therefore, actual costs incurred may differ from estimated costs recorded as of December 31, 2023. As of December 31, 2023, the Company paid $9 million of these costs, and expect the majority of remaining unpaid costs as of December 31, 2023, to be disbursed during the first quarter of 2024. Refer to "Note 7: *Accrued Expenses and Other Current Liabilities*" and "Note 18: *Segment and Geographic Information*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information regarding restructuring and other related reorganization costs incurred for each reportable segment.

These cost reduction actions undertaken by the Company are anticipated to result in an estimated $35 million in annualized cost savings in the Brand Tripadvisor segment, which includes corporate general and administrative expenses, and in addition, we estimate $10 million in annualized cost savings in TheFork segment, primarily related to global workforce reduction measures. Although we expect the aforementioned, annualized cost savings in Brand Tripadvisor and TheFork during 2024, these cost reduction measures did not materially impact our actual expenses during 2023 due to the timing of when these actions occurred during the year.

Stock Buyback Program

On September 7, 2023, our Board of Directors authorized the repurchase of $250 million in shares of our common stock under a new share repurchase program. This share repurchase program, which has a term of two years, does not obligate the Company to acquire any particular number of shares and may be modified, suspended or discontinued at any time. During the three months ended December 31, 2023, we repurchased 1,324,524 shares of our outstanding common stock at an average share price of $18.85 per share, exclusive of fees, commissions, and excise taxes, or $25 million in the aggregate.

In light of the recent disclosure by Liberty Tripadvisor Holdings, Inc. ("LTRIP") of its intent to evaluate potential alternatives and the Company's formation of a Special Committee to evaluate any proposals that may be brought forward, the Company has suspended its share repurchase program.

Income Taxes

As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2022, the Company had received Notices of Proposed Adjustments ("NOPA") in January 2017 and April 2019 from the IRS with respect to income tax returns for the years 2009, 2010 and 2011 filed by Expedia when Tripadvisor was part of Expedia Group Inc's consolidated income tax return. This assessment was related to certain transfer pricing arrangements with its foreign subsidiaries, and we requested competent authority assistance under the Mutual Agreement Procedure ("MAP") for those years. In January 2023, the Company received a final notice from the IRS regarding a MAP settlement for the 2009 through 2011 tax years, which the Company accepted in February 2023. During the second quarter of 2023, the Company made a U.S. federal tax payment of $113 million to Expedia related to this IRS audit settlement pursuant to the Tax Sharing Agreement with Expedia. During the third quarter of 2023, we received a competent authority refund of $49 million associated with this IRS audit settlement.

As previously disclosed, during August 2020 we received a NOPA issued by the IRS for the 2014, 2015, and 2016 tax years. These proposed adjustments are related to certain transfer pricing arrangements with our foreign subsidiaries. We have previously requested competent authority assistance under MAP for these tax years. In January 2024, we received notification of a MAP resolution agreement for the 2014 through 2016 tax years, which we accepted in February 2024. We anticipate this MAP resolution will result in an estimated net operating cash outflow of $80 million to $130 million, net of anticipated competent authority relief and inclusive of related interest expense, expected during 2024, and an increase to our worldwide income tax expense in an estimated range of $30 million to $60 million in the first quarter of 2024.

Refer to "Note 10: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K and the "Contingencies" discussion below for further information regarding potential material contingencies related to ongoing audits regarding income taxes.

Critical Accounting Estimates

We prepare our consolidated financial statements and accompanying notes in accordance with GAAP. Preparation of the consolidated financial statements and accompanying notes requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements as well as revenue and expenses during the periods reported. Management bases its estimates on historical experience, when applicable and other assumptions that it believes are reasonable under the circumstances. Actual results may differ from estimates under different assumptions or conditions.

There are certain critical estimates that we believe require that management use significant judgment and estimates in applying those policies in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

- It requires us to make an assumption because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and/or
- Changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

Refer to "Note 2: *Significant Accounting Policies*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for an overview of our significant accounting policies and any new accounting pronouncements that we have adopted or that we plan to adopt that have had or may have an impact on our financial statements.

A discussion of information about the nature and rationale for our critical accounting estimates is below:

Income Taxes

We record income taxes under the asset and liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted income tax rates expected to be in effect when we realize the underlying items of income and expense. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. As of December 31, 2023, we had a valuation allowance of approximately $106 million related to certain NOL carryforwards and other foreign deferred tax assets for which it is more likely than not, the tax benefit will not be realized. We classify deferred tax assets and liabilities as noncurrent on our consolidated balance sheet. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

We record liabilities to address uncertain tax positions we have taken in previously filed tax returns or that we expect to take in a future tax return. The determination for required liabilities is based upon an analysis of each individual tax position, taking into consideration whether it is more likely than not that our tax position, based on technical merits, will be sustained upon examination. For those positions for which we conclude it is more likely than not it will be sustained, we recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority. The difference between the amount recognized and the total tax position is recorded as a liability. The ultimate resolution of these tax positions may be greater or less than the liabilities recorded.

Refer to "Note 10: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K and the "Contingencies" discussion below for further information, including certain uncertainties, critical estimates, and potential contingencies related to ongoing audits regarding income taxes.

Certain Relationships and Related Party Transactions

For information on our related party transactions, refer to "Note 17: *Related Party Transactions*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Consolidated Results of Operations

A discussion regarding our financial condition and results of operations for fiscal year 2023 compared to fiscal year 2022 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2022 compared to fiscal year 2021 can be found in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 17, 2023.

Results of Operations
Selected Financial Data
(in millions, except percentages)

	Year ended December 31,			% Change	
	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Revenue	$ 1,788	$ 1,492	$ 902	20%	65%
Costs and expenses:					
Cost of revenue	149	116	74	28%	57%
Selling and marketing	940	784	469	20%	67%
Technology and content	273	222	212	23%	5%
General and administrative	191	172	167	11%	3%
Depreciation and amortization	87	97	111	(10)%	(13)%
Restructuring and other related reorganization costs	22	—	—	n.m.	n.m.
Total costs and expenses:	1,662	1,391	1,033	19%	35%
Operating income (loss)	126	101	(131)	25%	n.m.
Other income (expense):					
Interest expense	(44)	(44)	(45)	0%	(2)%
Interest income	47	15	1	213%	1,400%
Other income (expense), net	(4)	(5)	(10)	(20)%	(50)%
Total other income (expense), net	(1)	(34)	(54)	(97)%	(37)%
Income (loss) before income taxes	125	67	(185)	87%	n.m.
(Provision) benefit for income taxes	(115)	(47)	37	145%	n.m.
Net income (loss)	$ 10	$ 20	$ (148)	(50)%	n.m.
Other financial data:					
Adjusted EBITDA (1)	$ 334	$ 295	$ 100	13%	195%

n.m. = *not meaningful*

(1) Consolidated Adjusted EBITDA is considered a non-GAAP measure as defined by the SEC. Please refer to the "Adjusted EBITDA" discussion below for more information, including tabular reconciliations to the most directly comparable GAAP financial measure.

Revenue and Segment Information

	Year ended December 31,			% Change	
	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Revenue by Segment:	(in millions)				
Brand Tripadvisor (1)	$ 1,031	$ 966	$ 665	7%	45%
Viator	737	493	184	49%	168%
TheFork	154	126	85	22%	48%
Intersegment Eliminations (1)	(134)	(93)	(32)	44%	191%
Total revenue	$ 1,788	$ 1,492	$ 902	20%	65%
Adjusted EBITDA by Segment:					
Brand Tripadvisor	$ 348	$ 345	$ 177	1%	95%
Viator	—	(11)	(31)	n.m.	(65)%
TheFork	(14)	(39)	(46)	(64)%	(15)%
Total Adjusted EBITDA	$ 334	$ 295	$ 100	13%	195%
Adjusted EBITDA Margin by Segment (2):					
Brand Tripadvisor	34%	36%	27%		
Viator	0%	(2)%	(17)%		
TheFork	(9)%	(31)%	(54)%		

n.m. = *not meaningful*

(1) Brand Tripadvisor segment revenue figures are shown gross of intersegment (intercompany) revenue, which is eliminated on a consolidated basis. Refer to "Note 18: *Segment and Geographic Information*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for a discussion of intersegment revenue for all periods presented.
(2) "Adjusted EBITDA Margin by Segment" is defined as Adjusted EBITDA by segment divided by revenue by segment.

Brand Tripadvisor Segment (formerly Tripadvisor Core Segment)

Brand Tripadvisor revenue increased by $65 million during the year ended December 31, 2023 when compared to the same period in 2022, primarily due to an increase in Tripadvisor experiences revenue, and to a lesser extent, an increase in hotel B2B revenue, media and advertising revenue, and improved hotel meta revenue in the rest of world geographic markets, all of which were primarily driven by strong consumer demand, which was partially offset primarily by a decrease in our European hotel meta revenue during the last three quarters of 2023. In addition, this segment's revenue was negatively impacted by the Omicron variant in the first quarter of 2022, which helped contribute to the year-over-year revenue growth rate during 2023.

Adjusted EBITDA in our Brand Tripadvisor segment increased $3 million during the year ended December 31, 2023 when compared to the same period in 2022, while adjusted EBITDA margin decreased by 2 percentage points during the year ended December 31, 2023 when compared to the same period in 2022. The increase in our Brand Tripadvisor segment revenue of $65 million, as noted above, substantially offset increases in personnel and overhead costs to support business growth, despite the impact of our cost reduction measures which did not materially impact our segment expenses during 2023, as discussed above. In addition, Brand Tripadvisor experienced an increase in direct selling and marketing expenses related to paid online traffic acquisition costs, direct revenue generation costs related to data center and other direct revenue related costs, and software licensing costs. The slight decline in adjusted EBITDA margin during the year ended December 31, 2023 when compared to the same period in 2022, was largely impacted due to increased cost of revenue and technology and content personnel and overhead costs as a percent of revenue.

The following is a detailed discussion of the revenue sources within our Brand Tripadvisor segment:

	Year ended December 31,			% Change	
	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Brand Tripadvisor:	(in millions, except percentages)				
Tripadvisor-branded hotels	$ 659	$ 650	$ 451	1%	44%
*% of Brand Tripadvisor revenue**	*64%*	*67%*	*68%*		
Media and advertising	145	130	98	12%	33%
*% of Brand Tripadvisor revenue**	*14%*	*13%*	*15%*		
Tripadvisor experiences and dining (1)	176	134	70	31%	91%
*% of Brand Tripadvisor revenue**	*17%*	*14%*	*11%*		
Other	51	52	46	(2%)	13%
*% of Brand Tripadvisor revenue**	*5%*	*5%*	*7%*		
Total Brand Tripadvisor Revenue	$ 1,031	$ 966	$ 665	7%	45%

**Percentages may not total to 100% due to rounding*

(1) Tripadvisor experiences and dining revenue within the Brand Tripadvisor segment is shown gross of intersegment (intercompany) revenue, which is eliminated on a consolidated basis. Refer to "Note 18: *Segment and Geographic Information*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for a discussion of intersegment revenue for all periods presented.

Tripadvisor-branded Hotels Revenue

Tripadvisor-branded hotels revenue increased $9 million during the year ended December 31, 2023 when compared to the same period in 2022. This increase was primarily driven by improved hotel B2B revenue, as well as to a lesser extent, improved hotel meta revenue in the rest of world geographic markets, primarily driven by strong consumer travel demand when compared to the same period in 2022. In addition, our 2022 results were negatively impacted by the Omicron variant during the first quarter of 2022, which contributed to year-over-year growth. The

Company saw sustained pricing strength in both free and paid traffic channels, including, continued strength in hotel meta monetization in the U.S., where CPC rates remained robust when compared to 2022. This performance during 2023 was partially offset primarily by a decrease in our European hotel meta revenue during the last three quarters of 2023, as described above, as well as an increased competitive environment in paid online marketing channels and product decisions we have implemented to provide more qualified referrals to our partners, leading to a decrease in click volumes.

Media and Advertising Revenue

Media and advertising revenue consists of revenue from display-based advertising (or "media advertising") across our platform and increased $15 million during the year ended December 31, 2023 when compared to the same period in 2022, primarily driven by an increase in marketing spend from advertisers, in correlation with growth in consumer travel demand.

Tripadvisor Experiences and Dining Revenue

Tripadvisor experiences and dining revenue, which includes intercompany (intersegment) revenue consisting of affiliate marketing commissions earned primarily from experience bookings, and to a lesser extent, restaurant reservation bookings on Tripadvisor-branded websites and mobile apps, fulfilled by Viator and TheFork, respectively, and are eliminated on a consolidated basis, in addition to revenue earned from Brand Tripadvisor's restaurant offerings. Tripadvisor experiences and dining revenue increased $42 million during the year ended December 31, 2023 when compared to the same period in 2022, primarily driven by strong consumer demand for experiences, combined with enhancements to our websites and mobile apps.

Other Revenue

Other revenue, which includes alternative accommodation rentals revenue, in addition to primarily click-based advertising and display-based advertising revenue from our cruise, flights, and rental cars offerings on Tripadvisor websites and mobile apps, decreased by $1 million during the year ended December 31, 2023 when compared to the same period in 2022.

Viator Segment

Viator segment revenue increased by $244 million during the year ended December 31, 2023 when compared to the same period in 2022, primarily driven by strong consumer demand for experiences across all geographies, including growth in both bookings and pricing of experiences, as well as, enhancements to our websites and mobile apps. In addition, this segment's revenue was negatively impacted by the Omicron variant in the first quarter of 2022, which helped contribute to the year-over-year revenue growth rate during 2023. Viator is also benefiting from a larger macro trend, or secular shift, as the large global market in which it operates continues to grow and migrate online from traditional offline sources.

Adjusted EBITDA loss in our Viator segment improved by $11 million during the year ended December 31, 2023 when compared to the same period in 2022, and adjusted EBITDA margin improved by 2 percentage points during the year ended December 31, 2023 when compared to the same period in 2022. The improvement in adjusted EBITDA was primarily due to an increase in revenue as noted above, partially offset by an increase in selling and marketing expenses related to SEM, other online paid traffic acquisition costs, and other marketing costs, including brand spend, in response to strong consumer demand for experiences and increased investment to grow market share, acquire new customers, and drive brand awareness, and to a lesser extent, an increase in revenue generation costs resulting from credit card payments and other revenue-related transaction costs in direct correlation with the increase in revenue. In addition, Viator segment revenue growth was partially offset by increases in personnel and overhead costs to support business growth related to strong consumer demand. The improvement in adjusted EBITDA margin during the year ended December 31, 2023 when compared to the same period in 2022, was primarily due to decreased selling and marketing costs and cost of revenue as a percent of revenue.

TheFork Segment

TheFork segment revenue increased by $28 million during the year ended December 31, 2023 when compared to the same period in 2022. This improvement was driven by increased consumer demand for dining, including increased bookings and pricing, during 2023 when compared to the same period in 2022, as well as the negative impact of the Omicron variant that occurred during the first quarter of 2022, which helped contribute to the year-over-year revenue growth rate during 2023. In addition, we estimate this segment's revenue growth rate was positively impacted by foreign currency fluctuations of approximately 3% during the year ended December 31, 2023 when compared to the same period in 2022.

Adjusted EBITDA loss in TheFork segment improved by $25 million during the year ended December 31, 2023 when compared to the same period in 2022, and adjusted EBITDA margin improved by 22 percentage points during the year ended December 31, 2023 when compared to the same period in 2022. The improvement in adjusted EBITDA was primarily due to an increase in revenue as noted above, and a decrease in selling and marketing expenses related to SEM, other online paid traffic acquisition costs, and television advertising costs. These improvements were partially offset by $11 million of non-income tax government assistance benefits related to COVID-19 relief received during the second quarter of 2022 recorded as a benefit to general and administrative expenses, which did not reoccur in 2023, and an increase in personnel and overhead costs to support business growth related to the travel demand recovery that began during 2022, despite the impact of our cost reduction measures which did not materially impact our segment expenses during 2023, as discussed above. The improvement in adjusted EBITDA margin during the year ended December 31, 2023 when compared to the same period in 2022, was primarily due to decreased selling and marketing costs as a percent of revenue, which more than offset the aforementioned $11 million of non-income tax government assistance benefits related to COVID-19 relief received during the second quarter of 2022.

Consolidated Expenses

Cost of Revenue

Cost of revenue consists of expenses that are directly related or closely correlated to revenue generation, including direct costs, such as credit card and other booking transaction payment fees, data center costs, ad serving fees, and other revenue generating costs. In addition, cost of revenue includes personnel and overhead expenses, including salaries, benefits, stock-based compensation and bonuses for certain customer support personnel who are directly involved in revenue generation.

	Year ended December 31,			% Change	
				2023 vs. 2022	2022 vs. 2021
	2023	2022	2021		
	(in millions)				
Direct costs	$ 121	$ 89	$ 50	36%	78%
Personnel and overhead	28	27	24	4%	13%
Total cost of revenue	$ 149	$ 116	$ 74	28%	57%
% of revenue	8.3%	7.8%	8.2%		

Cost of revenue increased $33 million during the year ended December 31, 2023 when compared to the same period in 2022, primarily due to increased direct costs from credit card payment processing fees and other revenue-related transaction costs of $23 million in our Viator segment in direct correlation with the increase in revenue, as Viator serves as the merchant of record for the significant majority of its experience booking transactions, and to a lesser extent, increased direct revenue generation costs related to data center costs and other revenue-related transaction costs in our Brand Tripadvisor segment.

Selling and Marketing

Selling and marketing expenses consist of direct costs, including traffic generation costs from paid online traffic acquisition costs (including SEM and other online traffic acquisition costs), syndication costs and affiliate marketing commissions, social media costs, brand advertising (including television and other offline advertising), promotions and public relations. In addition, our selling and marketing expenses consist of indirect costs such as personnel and overhead expenses, including salaries, commissions, benefits, stock-based compensation, and bonuses for sales, sales support, customer support and marketing employees.

| | | Year ended December 31, | | | | | % Change | |
| | 2023 | | 2022 | | 2021 | | 2023 vs. 2022 | 2022 vs. 2021 |
			(in millions)					
Direct costs	$	727	$	589	$	294	23%	100%
Personnel and overhead		213		195		175	9%	11%
Total selling and marketing	$	940	$	784	$	469	20%	67%
% of revenue		52.6%		52.5%		52.0%		

Direct selling and marketing costs increased $138 million during the year ended December 31, 2023 when compared to the same period in 2022. In addition, direct selling and marketing costs as a percentage of total consolidated revenue was 41% during the year ended December 31, 2023, an increase from 39% when compared to the same period in 2022. This incremental expense was primarily driven by an increase of $137 million in paid online traffic acquisition costs, including SEM and other paid online traffic acquisition spend, and other marketing costs, including brand spend, the substantial majority of which was incurred within our Viator segment and to a lesser extent, our Brand Tripadvisor segment, in order to capture consumer demand, including increased investment within these segments in order to grow market share, slightly offset by a decrease in SEM and other paid online traffic acquisition spend in TheFork segment.

Personnel and overhead costs increased $18 million during the year ended December 31, 2023 when compared to the same period in 2022, primarily due to an increase in headcount and contingent staff to support business growth during the first half of 2023. The impact of our cost reduction measures, as discussed above, did not materially impact our personnel and overhead costs during 2023.

Technology and Content

Technology and content expenses consist primarily of personnel and overhead expenses, including salaries and benefits, stock-based compensation expense, and bonuses for salaried employees and contractors engaged in the design, development, testing, content support, and maintenance of our platform. Other costs include licensing, maintenance, computer supplies, telecom, content translation and localization, and consulting costs.

| | | Year ended December 31, | | | | | % Change | |
| | 2023 | | 2022 | | 2021 | | 2023 vs. 2022 | 2022 vs. 2021 |
			(in millions)					
Personnel and overhead	$	238	$	193	$	188	23%	3%
Other		35		29		24	21%	21%
Total technology and content	$	273	$	222	$	212	23%	5%
% of revenue		15.3%		14.9%		23.5%		

Technology and content costs increased $51 million during the year ended December 31, 2023 when compared to the same period in 2022, primarily due to increased personnel and overhead costs resulting from additional headcount and contingent staff to support business growth, primarily in the Brand Tripadvisor and Viator segments. Other costs increased by $6 million during the year ended December 31, 2023, when compared to the same period in 2022, primarily due to increased software licensing costs in our Brand Tripadvisor segment.

General and Administrative

General and administrative expenses consist primarily of personnel and related overhead costs, including personnel engaged in leadership, finance, legal, and human resources, as well as stock-based compensation expense for those same personnel. General and administrative costs also include professional service fees and other fees including audit, legal, tax and accounting, and other operating costs including bad debt expense, non-income taxes, such as sales, use, digital services, and other non-income related taxes.

	Year ended December 31,			% Change	
	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
	(in millions)				
Personnel and overhead	$ 129	$ 128	$ 132	1%	(3%)
Professional service fees and other	62	44	35	41%	26%
Total general and administrative	$ 191	$ 172	$ 167	11%	3%
% of revenue	10.7%	11.5%	18.5%		

General and administrative costs increased $19 million during the year ended December 31, 2023 when compared to the same period in 2022. Personnel and overhead costs did not materially change during the year ended December 31, 2023 when compared to the same period in 2022. Professional service fees and other costs increased $18 million during the year ended December 31, 2023 when compared to the same period in 2022, primarily due to non-income tax related government assistance benefits related to COVID-19 relief of $11 million received by the Company during 2022 in TheFork segment, which did not reoccur in 2023, incremental digital service tax costs of $9 million for the year ended December 31, 2023, as well as, and to a lesser extent, a non-recurring cost of $3 million related to previously capitalized transaction costs during 2023. These increases were partially offset by an approximate $8 million loss incurred during the fourth quarter of 2022 as the result of a fraud scheme resulting in payments to an external party, as previously disclosed, which did not reoccur in 2023.

Depreciation and amortization

Depreciation expense consists of depreciation on computer equipment, leasehold improvements, furniture, office equipment and other assets, and amortization of capitalized website development costs and right-of-use ("ROU") assets related to our finance lease. Amortization consists of the amortization of definite-lived intangibles purchased in business acquisitions.

	Year ended December 31,		
	2023	2022	2021
	(in millions)		
Depreciation	$ 78	$ 84	$ 91
Amortization of intangible assets	9	13	20
Total depreciation and amortization	$ 87	$ 97	$ 111
% of revenue	4.9%	6.5%	12.3%

Depreciation and amortization decreased $10 million during the year ended December 31, 2023 when compared to the same period in 2022, primarily due to the completion of amortization related to certain capitalized website development costs and intangible assets purchased in business acquisitions from previous years.

Restructuring and other related reorganization costs

Restructuring and other related reorganization costs consist primarily of employee severance and related benefits.

	Year ended December 31,		
	2023	2022	2021
	(in millions)		
Restructuring and other related reorganization costs	$ 22	$ —	$ —
% of revenue	1.2%	0.0%	0.0%

The Company incurred pre-tax restructuring and other related reorganization costs of $22 million during the year ended December 31, 2023, as discussed above. These costs consist primarily of employee severance and related benefits.

Interest Expense

Interest expense primarily consists of interest incurred, commitment fees, and debt issuance cost amortization related to the Credit Facility, the 2025 Senior Notes, the 2026 Senior Notes, as well as imputed interest on finance leases.

	Year ended December 31,		
	2023	**2022**	**2021**
	(in millions)		
Interest expense	$ (44)	$ (44)	$ (45)

Interest expense did not change materially during the year ended December 31, 2023 when compared to the same period in 2022, as our capital structure did not change significantly. The significant majority of interest expense incurred during the years ended December 31, 2023, 2022, and 2021, was related to the 2025 Senior Notes. Refer to "Note 8: *Debt*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

Interest Income

Interest income primarily consists of interest earned from available on demand bank deposits, term deposits, money market funds, and marketable securities, including amortization of discounts and premiums on our marketable securities.

	Year ended December 31,		
	2023	**2022**	**2021**
	(in millions)		
Interest income	$ 47	$ 15	$ 1

Interest income increased $32 million during the year ended December 31, 2023 when compared to the same period in 2022, primarily due to an increase in the average amount of cash invested and increased interest rates received on bank and term deposits, as well as an increase in interest earned on money market funds during 2023.

Other Income (Expense), Net

Other income (expense), net generally consists of net foreign exchange gains and losses, forward contract gains and losses, earnings/(losses) from equity method investments, gain/(loss) and impairments on non-marketable investments, gain/(loss) on sale/disposal of businesses, and other non-operating income (expenses).

	Year ended December 31,		
	2023	**2022**	**2021**
	(in millions)		
Other income (expense), net	$ (4)	$ (5)	$ (10)

Other expense, net primarily consists of the net result of foreign exchange gains and losses incurred as a result of foreign currency movements. Refer to "Note 16: *Other Income (Expense), Net*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for additional information.

(Provision) Benefit for Income Taxes

	Year ended December 31,		
	2023	2022	2021
	(in millions)		
(Provision) benefit for income taxes	$ (115)	$ (47)	$ 37
Effective tax rate	92.0%	70.1%	20.0%

Our effective tax rate differed from the U.S. federal statutory rate of 21% during the year ended December 31, 2023, primarily as a result of the IRS audit settlement, as described below, during the first quarter of 2023.

We recorded a total income tax provision of $115 million for the year ended December 31, 2023. The change in our income taxes and our effective tax rate during the year ended December 31, 2023, when compared to the same period in 2022, was primarily the result of an IRS audit settlement and related adjustment to our existing transfer pricing income tax reserves for subsequent tax years, totaling $55 million, which was recognized during the three months ended March 31, 2023. Refer to "Note 10: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

Net income (loss)

	Year ended December 31,		
	2023	2022	2021
	(in millions)		
Net income (loss)	$ 10	$ 20	$ (148)
Net income (loss) margin	0.6%	1.3%	(16.4%)

Net income decreased $10 million during the year ended December 31, 2023 when compared to the same period in 2022. The decrease in net income was largely driven by increased direct selling and marketing costs in response to strong consumer travel demand and investment to grow market share in our experiences offerings, increased personnel and overhead costs to help support business growth and consumer demand, as well as an incremental income tax expense of $55 million recognized during the first quarter of 2023 as a result of an IRS audit settlement and related adjustment to our existing transfer pricing income tax reserves for subsequent tax years and to a lesser extent, restructuring and other related reorganization costs, primarily consisting of employee severance and related benefits, increased direct costs from credit card payment and other revenue-related transaction costs in direct correlation with the increase in experiences revenue during the year ended December 31, 2023, all of which are described in more detail above under "*Consolidated Expenses*", largely offset by an increase in revenue, as described in more detail above under "*Revenue and Segment Information.*"

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we also disclose consolidated Adjusted EBITDA, which is a non-GAAP financial measure. A "non-GAAP financial measure" refers to a numerical measure of a company's historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in such company's financial statements.

Adjusted EBITDA is also our segment profit measure and a key measure used by our management and board of directors to understand and evaluate the financial performance of our business and on which internal budgets and forecasts are based and approved. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons and better enables management and investors to compare financial results between periods as these costs may vary independent of ongoing core business performance. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. We define Adjusted EBITDA as net income (loss) plus: (1) (provision) benefit for income taxes; (2) other income (expense), net; (3) depreciation and amortization; (4) stock-based compensation and other stock-settled obligations;

(5) goodwill, long-lived asset, and intangible asset impairments; (6) legal reserves and settlements; (7) restructuring and other related reorganization costs; and (8) other non-recurring expenses and income.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with GAAP. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other GAAP results.

Some of these limitations are:

- Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

- Adjusted EBITDA does not reflect the interest expense, or cash requirements necessary to service interest or principal payments on our debt;

- Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation or other stock-settled obligations;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

- Adjusted EBITDA does not reflect certain income and expenses not directly tied to the ongoing core operations of our business, such as legal reserves and settlements, restructuring and other related reorganization costs;

- Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

- Adjusted EBITDA is unaudited and does not conform to SEC Regulation S-X, and as a result such information may be presented differently in our future filings with the SEC; and

- other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of Adjusted EBITDA to Net Income (Loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, for the periods presented:

| | Year ended December 31, | | |
| | 2023 | 2022 | 2021 |
		(in millions)	
Net income (loss)	$ 10	$ 20	$ (148)
Add: Provision (benefit) for income taxes	115	47	(37)
Add: Other expense (income), net	1	34	54
Add: Restructuring and other related reorganization costs	22	—	—
Add: Legal reserves and settlements	—	1	—
Add: Other non-recurring expenses (income) (1)(2)	3	8	—
Add: Stock-based compensation	96	88	120
Add: Depreciation and amortization	87	97	111
Adjusted EBITDA	$ 334	$ 295	$ 100

(1)   The Company expensed $3 million of previously capitalized transaction costs during 2023 to general and administrative expenses on our consolidated statement of operations. The Company considers such costs to be non-recurring in nature.

(2)   The Company incurred a loss of approximately $8 million during the fourth quarter of 2022, as the result of a targeted payment fraud scheme by an external party, as previously disclosed. The Company considers such costs to be non-recurring in nature. To the extent the Company recovers any losses in future periods related to this incident, the Company plans to reduce Adjusted EBITDA by the recovery amount in that same period.

Liquidity and Capital Resources

Our principal source of liquidity is cash flow generated from operations and our existing cash and cash equivalents balance. Our liquidity needs can also be met through drawdowns under the Credit Facility. As of December 31, 2023 and 2022, we had approximately $1.1 billion and $1.0 billion, respectively, of cash and cash equivalents, and $496 million of available borrowing capacity under our Credit Facility as of December 31, 2023. As of December 31, 2023, approximately $247 million of our cash and cash equivalents were held by our international subsidiaries outside of the U.S., of which approximately 50% was held in the U.K. As of December 31, 2023, the significant majority of our cash was denominated in U.S. dollars.

As of December 31, 2023, we had $483 million of cumulative undistributed earnings in foreign subsidiaries which were no longer considered to be indefinitely reinvested. As of December 31, 2023, we maintained a deferred income tax liability on our consolidated balance sheet, which was not material, for the U.S. federal and state income tax and foreign withholding tax liabilities on the cumulative undistributed foreign earnings that we no longer consider indefinitely reinvested. Refer to "Note 10: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

As of December 31, 2023, we are party to a credit agreement, which, among other things, provides for a $500 million revolving credit facility (the "Credit Facility") with a maturity date of June 29, 2028 (unless, on any date that is 91 days prior to the final scheduled maturity date in respect of any indebtedness outstanding under certain "specified debt," the aggregate outstanding principal amount of such specified debt is $200 million or more, then the maturity date will be such business day). As of December 31, 2023 and 2022, we had no outstanding borrowings under the Credit Facility. The Company may borrow from the Credit Facility in U.S dollars, Euros and Sterling. For information regarding interest rates on potential borrowings under the Credit Facility refer to "Note 8: *Debt*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K. We are required to pay a quarterly commitment fee, at an applicable rate ranging from 0.25% to 0.40%, on the daily unused portion of the Credit Facility for each fiscal quarter and in connection with the issuance of letters of credit. As of December 31, 2023, our unused revolver capacity was subject to a commitment fee of 0.25%, given the Company's total net leverage ratio. The Credit Facility, among other things, requires us to maintain a maximum total net leverage ratio and contains certain customary affirmative and negative covenants and events of default, including for a change of control. As of December 31, 2023 and 2022, we were in compliance with our covenant requirements in effect under the Credit Facility. While there can be no assurance that we will be able to meet the total net leverage ratio covenant in the future, based on our current projections, we do not believe there is a material risk that we will not remain in compliance throughout the next twelve months.

As of December 31, 2023, the Company had an aggregate outstanding principal amount of $845 million in long-term debt, as a result of the 2025 Senior Notes and 2026 Senior Notes, as discussed below.

In July 2020, the Company completed the sale of $500 million in 2025 Senior Notes. The 2025 Senior Notes provide, among other things, that interest, at an interest rate of 7.0% per annum, is payable on January 15 and July 15 of each year, until their maturity on July 15, 2025. The 2025 Senior Notes are senior unsecured obligations of the Company, although unconditionally guaranteed on a joint and several basis by certain of the Company's domestic subsidiaries. In March 2021, the Company completed the sale of $345 million of the 2026 Senior Notes. The 2026 Senior Notes provide, among other things, that interest, at an interest rate of 0.25% per annum, is payable on April 1 and October 1 of each year, until their maturity on April 1, 2026. The 2026 Senior Notes are senior unsecured obligations of the Company, although unconditionally guaranteed on a joint and several basis, by certain of the Company's domestic subsidiaries.

The 2025 Senior Notes and 2026 Senior Notes are not registered securities and there are currently no plans to register these notes as securities in the future. We may from time to time repurchase the 2025 Senior Notes or 2026 Senior Notes through tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors.

For further information on the Credit Facility, 2025 Senior Notes, and 2026 Senior Notes, refer to "Note 8: *Debt*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Significant uses of capital and other liquidity matters

On November 1, 2019, our Board of Directors authorized the repurchase of an additional $100 million in shares of our common stock under our existing share repurchase program, which increased the amount available to the Company under this share repurchase program to $250 million. During the three months ended June 30, 2023, we repurchased 4,724,729 shares of our outstanding common stock at an average price of $15.85 per share, exclusive of fees, commissions, and excise taxes, or $75 million in the aggregate, which completed this share repurchase program.

On September 7, 2023, our Board of Directors authorized the repurchase of $250 million in shares of our common stock under a new share repurchase program. This share repurchase program, which has a term of two years, does not obligate the Company to acquire any particular number of shares and may be modified, suspended or discontinued at any time. During the three months ended December 31, 2023, we repurchased 1,324,524 shares of our outstanding common stock at an average price of $18.85 per share, exclusive of fees, commissions, and excise taxes, or $25 million, under our share repurchase program. As of December 31, 2023, we had $225 million remaining available to repurchase shares of our common stock under this share repurchase program.

Our business typically experiences seasonal fluctuations that affect the timing of our annual cash flows during the year related to working capital. As a result of our experience bookings, we generally receive cash from travelers at the time of booking or prior to the occurrence of an experience, and we record these amounts, net of commissions, on our consolidated balance sheet as deferred merchant payables. We pay the experience operator, or the supplier, after the travelers' use. Therefore, we generally receive cash from the traveler prior to paying the experience operator and this operating cycle represents a source or use of cash to us. During the first half of the year, experiences bookings typically exceed the amount of completed experiences, resulting in higher cash flow related to working capital, while during the second half of the year, particularly in the third quarter, this pattern reverses and cash flows from these transactions are typically negative. Other factors may also impact typical seasonal fluctuations, such as significant shifts in our business mix, adverse economic conditions, public health-related events, as well as other factors, that could result in future seasonal patterns that are different from historical trends. In addition, new or different payment options offered to our customers could impact the timing of cash flows. For example, our "Reserve Now, Pay Later" payment option, which allows our travelers the option to reserve certain experiences and defer payment until a date no later than two days before the experience date. Usage of this payment option may continue to increase, though it is still not used in a majority of bookings to date, and affect the timing of our future cash flows and working capital.

As discussed in "Note 10: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K, we received a final notice regarding a MAP settlement with the IRS for the 2009 through 2011 tax years in January 2023, which the Company subsequently accepted in February 2023. During the three months ended June 30, 2023, we made a U.S. federal tax payment of $113 million, inclusive of interest, to Expedia related to this IRS audit settlement, pursuant to the Tax Sharing Agreement with Expedia. During the three months ended September 30, 2023, we received a competent authority refund of $49 million, inclusive of interest income, related to the IRS audit settlement. We anticipate the federal tax benefits, net of remaining state tax payments due, associated with this IRS audit settlement will be substantially settled during 2024, resulting in an estimated net cash inflow of $5 million to $10 million.

Additionally, during August 2020 we received a NOPA issued by the IRS for the 2014, 2015, and 2016 tax years. These proposed adjustments are related to certain transfer pricing arrangements with our foreign subsidiaries. In January 2024, we received notification of a MAP resolution agreement for the 2014 through 2016 tax years, which we accepted in February 2024. We anticipate this MAP resolution will result in an estimated net operating cash outflow of $80 million to $130 million, net of anticipated competent authority relief and inclusive of related interest expense, during 2024, and an increase to our worldwide income tax expense in an estimated range of $30 million to $60 million in the first quarter of 2024. These estimated ranges take into consideration competent authority relief, existing income tax reserves, transition tax regulations and estimated interest expense. This MAP resolution supersedes the NOPA previously received for 2014 through 2016 from the IRS, described above. We will review the impact of this resolution to our transfer pricing income tax reserves for the subsequent open tax years during the first quarter of 2024. Based on this new information received subsequent to year end, adjustments for open tax years subsequent to 2016 may also occur, which could be material and negatively impact our future operating cash flows.

In addition, we received an issue closure notice from HM Revenue & Customs ("HMRC") relating to adjustments for the 2012 through 2016 tax years in January 2021. These proposed adjustments are related to certain transfer pricing arrangements with our foreign subsidiaries and would result in an increase to income tax expense in an estimated range of $25 million to $35 million, exclusive of interest expense, at the close of the audit if HMRC prevails. Although the ultimate timing for resolution of these matters is uncertain, any future payments required would negatively impact our operating cash flows.

The CARES Act, enacted in March 2020, made tax law changes to provide financial relief to companies as a result of the impact to businesses related to COVID-19. Key income tax provisions of the CARES Act include changes in NOL carryback and carryforward rules, increase of the net interest expense deduction limit, and immediate write-off of qualified improvement property. The CARES Act allowed the Company to carryback our U.S. federal NOLs incurred in 2020, generating an expected U.S. federal tax benefit of $76 million, of which $64 million was refunded during the year ended December 31, 2022 ($15 million of this refund is recorded in other long-term liabilities on our consolidated balance sheet as of December 31, 2023, reflecting future transition tax payments to be made by the Company related to the 2017 Tax Act). The remaining refund of $12 million is expected to be received during the year ending December 31, 2024.

We believe that our available cash and cash equivalents will be sufficient to fund our foreseeable working capital requirements, capital expenditures, existing business growth initiatives, debt and interest obligations, lease commitments, and other financial commitments through at least the next twelve months. Our future capital requirements may also include capital needs for acquisitions and/or other expenditures in support of our business strategy, which may potentially reduce our cash balance and/or require us to borrow under the Credit Facility or to seek other financing alternatives.

Our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Year ended December 31,		
	2023	2022	2021
	(in millions)		
Net cash provided by (used in):			
Operating activities	$ 235	$ 400	$ 108
Investing activities	(63)	(52)	(54)
Financing activities	(127)	(27)	263

During the year ended December 31, 2023, our primary use of cash was used in operations, and from financing activities (including repurchases of our outstanding common stock at an aggregate cost of $100 million under our share repurchase programs at the time and payment of withholding taxes on net share settlements of our equity awards of $17 million) and investing activities (including capital expenditures of $63 million incurred during the year ended December 31, 2023). This use of cash was funded with cash and cash equivalents, and operating cash flows during the period.

Net cash provided by operating activities for the year ended December 31, 2023, decreased by $165 million when compared to the same period in 2022, primarily due to a decrease in working capital of $149 million, as well as, and to a lesser extent, a decrease in net income of $10 million. The decrease in working capital was largely driven by a U.S. federal tax payment of $113 million during the second quarter of 2023 related to the IRS audit settlement, discussed above, a $64 million U.S. federal tax refund related to the CARES Act received in 2022, which did not reoccur in 2023, and increased cash outflows from accounts payable due to timing of vendor payments. These changes were partially offset by the timing of and improvement in collection from customers, resulting in increased operating cash flows from accounts receivable during the period, and a competent authority refund received of $49 million during the third quarter of 2023 related to the IRS audit settlement, discussed above.

Net cash used in investing activities for the year ended December 31, 2023 increased by $11 million when compared to the same period in 2022, largely due to an increase in capital expenditures across the business.

Net cash used in financing activities for the year ended December 31, 2023 increased by $100 million when compared to the same period in 2022, primarily due to the repurchase of shares of our common stock during 2023.

The following table summarizes our current and long-term material cash requirements, both accrued and off-balance sheet, as of December 31, 2023:

					By Period					
	Total		Less than 1 year		1 to 3 years		3 to 5 years		More than 5 years	
					(in millions)					
2025 Senior Notes (1)	$	500	$	—	$	500	$	—	$	—
Expected interest payments on 2025 Senior Notes (2)		55		36		19		—		—
2026 Senior Notes (3)		345		—		345		—		—
Expected interest payments on 2026 Senior Notes (4)		2		1		1		—		—
Finance lease obligations (5)		66		9		18		20		19
Operating lease obligations (6)		16		10		5		1		—
Expected commitment fee payments on Credit Facility (7)		6		1		3		2		—
Purchase obligations and other (8)		42		21		20		1		—
Total (9)(10)	$	1,032	$	78	$	911	$	24	$	19

(1) Represents outstanding principal on our 2025 Senior Notes due July 2025 and assumes that our existing debt is repaid at maturity.
(2) Expected interest payments on our 2025 Senior Notes are based on a fixed interest rate of 7.0%, as of December 31, 2023 and assumes that our existing debt is repaid at maturity.
(3) Represents outstanding principal on our 2026 Senior Notes due April 2026 and assumes that our existing debt is repaid at maturity.
(4) Expected interest payments on our 2026 Senior Notes are based on a fixed interest rate of 0.25%, as of December 31, 2023 and assumes that our existing debt is repaid at maturity.
(5) Estimated future lease payments for our corporate headquarters in Needham, Massachusetts. These amounts exclude expected rental income under non-cancelable subleases.
(6) Estimated future lease payments for our operating leases, primarily for office space, with non-cancelable lease terms. These amounts exclude expected rental income under non-cancelable subleases.
(7) Expected commitment fee payments are based on the daily unused portion of the Credit Facility, issued letters of credit, and the effective commitment fee rate as of December 31, 2023; however, these variables could change significantly in the future.
(8) Estimated purchase obligations that are fixed and determinable, primarily related to telecommunication and licensing contracts, with various expiration dates through approximately June 2029. These contracts have non-cancelable terms or are cancelable only upon payment of significant penalty. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.
(9) Excluded from the table was $153 million of unrecognized tax benefits, including interest, which is included in other long-term liabilities on our consolidated balance sheet as of December 31, 2023, for which we cannot make a reasonably reliable estimate of the amount and period of payment.
(10) Excluded from the table was $4 million of undrawn standby letters of credit, primarily as security deposits for certain property leases as of December 31, 2023.

As of December 31, 2023, other than the items discussed above, we did not have any off-balance sheet arrangements, that have, or are reasonably likely to have, a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Office Lease Commitments

As of December 31, 2023, we leased approximately 280,000 square feet of office space for our corporate headquarters in Needham, Massachusetts, which has an expiration date of December 2030 and an option to extend the lease term for two consecutive terms of five years each. We account for this lease as a finance lease as of December 31, 2023.

In addition to our corporate headquarters lease, we have contractual obligations in the form of operating leases for office space, in which we lease an aggregate of approximately 340,000 square feet, at nearly 30 other locations across North America, Europe and Asia Pacific, in cities such as New York, London, Sydney, Barcelona and Paris, primarily used for sales offices, subsidiary headquarters, and international management teams, pursuant to leases with various expiration dates, with the latest expiring in October 2034.

Contingencies

In the ordinary course of business, we are party to legal, regulatory and administrative matters, including threats thereof, arising out of or in connection with our operations. These matters may involve claims involving patent and other intellectual property rights (including privacy, alleged infringement of third-party intellectual property rights), tax matters (including value-added, excise, transient occupancy and accommodation taxes), regulatory compliance (including competition, consumer matters and data privacy), defamation and reputational claims. Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred; and (ii) the amount of the loss can be reasonably estimated and is material, we record the estimated loss in our consolidated statements of operations. We provide disclosures in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the consolidated financial statements. We base accruals on the best information available at the time which can be highly subjective. Although occasional adverse decisions or settlements may occur, we do not believe that the final disposition of any of these matters will have a material adverse effect on our business, except for certain known income tax matters discussed below. However, the final outcome of these matters could vary significantly from our estimates. Finally, there may be claims or actions pending or threatened against us of which we are currently not aware and the ultimate disposition of which could have a material adverse effect on us.

We are under audit by the IRS and various other domestic and foreign tax authorities with regards to income tax and non-income tax matters. We have reserved for potential adjustments to our provision for income taxes that may result from examinations by, or any negotiated agreements with, these tax authorities. Although we believe our tax estimates are reasonable, the final determination of audits could be materially different from our historical income tax provisions and accruals. The results of an audit could have a material effect on our financial position, results of operations, or cash flows in the period for which that determination is made.

We are currently under examination by the IRS for the 2014 through 2016 and 2018 tax years, and have various ongoing audits for foreign and state income tax returns. These audits include questioning of the timing and the amount of income and deductions and the allocation of income among various tax jurisdictions. These examinations may lead to proposed or ordinary course adjustments to our taxes. We are no longer subject to tax examinations by tax authorities for years prior to 2014. As of December 31, 2023, no material assessments have resulted, except as noted below regarding our 2014 through 2016 standalone IRS audit, and our 2012 through 2016 HMRC audit.

During August 2020, we received a NOPA from the IRS for the 2014, 2015, and 2016 tax years. These proposed adjustments pertain to certain transfer pricing arrangements with our foreign subsidiaries. We disagree with the proposed adjustments, and we intend to defend our position through applicable administrative and, if necessary, judicial remedies. In addition to the risk of additional tax for the years discussed above, if the IRS were to seek transfer pricing adjustments of a similar nature for transactions in subsequent years, we may be subject to significant additional tax liabilities. We have previously requested competent authority assistance under MAP for the tax years of 2014 through 2016. We have reviewed our transfer pricing reserves as of December 31, 2023, based on the facts and circumstances that existed as of the reporting date, and consider them to be the Company's best estimate as of December 31, 2023. In January 2024, we received notification regarding a MAP resolution agreement for the 2014 through 2016 tax years, which we accepted in February 2024. We anticipate this will result in an increase to our worldwide income tax expense in an estimated range of $30 million to $60 million in the first quarter of 2024. This estimated range takes into consideration competent authority relief, existing income tax reserves, transition tax regulations and estimated interest expense. This MAP resolution supersedes the NOPA for 2014 through 2016 previously received from the IRS, described above. We will review the impact of this resolution to our transfer pricing income tax reserves for the subsequent open tax years during the first quarter of 2024. Based on this new information received subsequent to year end, adjustments for the open tax years subsequent to 2016 may also occur, which could be material.

In January 2021, we received an issue closure notice from HMRC relating to adjustments for the 2012 through 2016 tax years. These proposed adjustments are related to certain transfer pricing arrangements with our foreign subsidiaries and would result in an increase to income tax expense in an estimated range of $25 million to $35 million, exclusive of interest expense, at the close of the audit if HMRC prevails. We disagree with the proposed adjustments and we intend to defend our position through applicable administrative and, if necessary, judicial remedies. Our policy is to review and update tax reserves as facts and circumstances change.

Over the last several years, the Organization for Economic Cooperation and Development ("OECD") has been developing its "two pillar" project to address the tax challenges arising from digitalization. The OECD project, if broadly implemented by participating countries, will result in significant changes to the international taxation system under which our current tax obligations are determined. Pillar Two of the project calls for a minimum tax rate on corporations of 15% and has begun to be implemented by a significant number of countries starting in 2024. The OECD and implementing countries are expected to continue to offer further guidance to the rules, however, the impact of Pillar Two is not expected to be material at this time. The Company will continue to monitor developments to determine any potential impact of Pillar Two in the countries in which we operate.

Pillar One, which would reallocate profits from the largest and most profitable businesses to countries where the customers of those businesses are located, remains under discussion at the OECD, and its implementation remains uncertain. If implemented, Pillar One would potentially result in the removal of unilateral digital services tax initiatives, such as those enacted in France, Italy, Spain, and the U.K. In July 2023, more than 138 countries and jurisdictions agreed to refrain from imposing newly enacted digital service tax initiatives or similar measures before December 31, 2024, provided the Pillar One negotiations have made sufficient progress by the end of 2023. In December 2023, the OECD Inclusive Framework reaffirmed their commitment to achieve a consensus-based solution and to complete the multilateral agreement by June 2024, thereby extending the standstill on new digital service tax initiatives. Furthermore, certain U.S. states, such as Maryland, have deployed comparable digital services tax initiatives. We will continue to monitor these developments to determine the financial impact to the Company. During the years ended December 31, 2023, 2022 and 2021, we recorded $18 million, $9 million and $1 million, respectively, of digital service tax to general and administrative expense on our consolidated statement of operations.

Due to the one-time transition tax on the deemed repatriation of undistributed foreign subsidiary earnings and profits in 2017, as a result of the 2017 Tax Act, the majority of previously unremitted earnings have been subjected to U.S. federal income tax. To the extent future distributions from these subsidiaries will be taxable, a deferred income tax liability has been accrued on our consolidated balance sheet, which was not material as of December 31, 2023. As of December 31, 2023, $483 million of our cumulative undistributed foreign earnings were no longer considered to be indefinitely reinvested.

Refer to "Note 10: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information on potential tax contingencies, including current audits by the IRS and various other domestic and foreign tax authorities, and other income tax and non-income tax matters.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Management

Market risk refers to the risk of loss arising from adverse changes in stock prices, interest rates and foreign currency exchange rates. We are exposed to market risks primarily due to our international operations, our ongoing investment and financial activities, as well as changes in economic conditions in all significant markets in which we operate. The risk of loss can be assessed from the perspective of adverse changes in our future earnings, cash flows, fair values of our assets, and financial condition. Our exposure to market risk, at any point in time, may include risks related to any borrowings under the Credit Facility, or outstanding debt related to the 2025 Senior Notes and 2026 Senior Notes, derivative instruments, capped calls, cash and cash equivalents, short-term and long-term marketable securities, if any, accounts receivable, intercompany receivables/payables, accounts payable, deferred merchant payables and other balances and transactions denominated in foreign currencies. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage and attempt to mitigate our exposure to such risks.

Interest Rates

Our primary exposure to changes in interest rates relates primarily to our cash, cash equivalents, investment portfolio at any point in time, 2025 and 2026 Senior Notes, and borrowings, if any, under our existing Credit Facility.

Changes in interest rates affect the amount of interest earned on our cash, cash equivalents, and marketable securities, if any, and the fair value of those securities. Our interest income and expense are most sensitive to fluctuations in U.S. interest rates. We generally invest our excess cash in available on demand bank deposits and term deposits at major global financial institutions, money market funds, and marketable securities. Our investment policy and strategy is focused on capital preservation and supporting our liquidity requirements. We invest in highly-rated securities, and our investment policy limits the amount of credit exposure to any one issuer. Our investment policy requires our investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss.

As of December 31, 2023 and 2022, respectively, we had no outstanding marketable securities in our investment portfolio, and no outstanding borrowings under our Credit Facility. In July 2020, we issued 2025 Senior Notes with a principal balance of $500 million at a fixed rate of 7.0% and in March 2021, we issued 2026 Senior Notes with a principal balance of $345 million at a fixed rate of 0.25%. As of December 31, 2023, the fair value of our 2025 Senior Notes and 2026 Senior Notes were approximately $502 million and $304 million, respectively, based on recently reported market transactions and prices for identical or similar financial instruments obtained from a third-party pricing source. Since our 2025 Senior Notes and 2026 Senior Notes bear interest at a fixed rate, we are more sensitive to the capital market conditions of our shares than changes in interest rates. The fair value of the 2025 Senior Notes and 2026 Senior Notes will likely change based on the capital market conditions.

Refer to "Note 3: *Financial Instruments and Fair Value Measurements*" and "Note 8: *Debt*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information on our cash and cash equivalents, investments and other financial instruments, 2026 Senior Notes, 2025 Senior Notes and our Credit Facility.

We currently do not hedge our interest rate risk; however, we are continually evaluating the interest rate market, and if we become increasingly exposed to potentially volatile movements in interest rates, and if these movements are material, this could cause us to adjust our financing strategy. We did not experience material changes in interest rate exposures or any material financial impact from adverse changes in interest rates for the years ended December 31, 2023, 2022 or 2021.

Foreign Currency Exchange Rates

We conduct business in certain international markets, largely in the Europe, including the U.K., and also in countries such as Singapore and Australia. Because we operate in international markets, we have exposure to different economic climates, political arenas, tax systems and regulations that could affect foreign currency exchange rates.

Some of our subsidiaries maintain their accounting records in their respective local currencies other than the U.S. dollar. Consequently, changes in foreign currency exchange rates may impact the translation of those subsidiary's financial statements into U.S. dollars. As a result, we face exposure to adverse movements in foreign currency exchange rates as the financial results of our non-U.S. dollar operations are translated from local currency, or functional currency, into U.S. dollars upon consolidation. If the U.S. dollar weakens against the functional currency, the translation of these foreign currency denominated balances will result in increased net assets, revenue, operating expenses, operating income and net income upon consolidation. Similarly, our net assets, revenue, operating expenses, operating income and net income will decrease upon consolidation if the U.S. dollar strengthens against the functional currency. The effect of foreign currency exchange on our business historically has varied from quarter to quarter and may continue to do so, potentially materially. In order to provide a meaningful assessment of the foreign currency exchange rate risk associated with our consolidated financial statements, we performed a sensitivity analysis. A hypothetical 10% decrease of the foreign currency exchange rates in our significant international markets relative to the U.S. dollar, or strengthening of the U.S. dollar, would generate an estimated unrealized loss of approximately $34 million related to a decrease in our net assets as of December 31, 2023, which would initially be recorded to accumulated other comprehensive income (loss) on our consolidated balance sheet.

In addition, foreign currency exchange rate fluctuations on transactions denominated in currencies other than the functional currency result in transactional gains and losses. We recognize these transactional gains and losses (primarily Euro and British pound currency transactions) in our consolidated statement of operations and have recorded net foreign currency exchange losses of $5 million, $9 million and $6 million for the years ended December 31, 2023, 2022 and 2021, respectively, in "other income (expense), net" on our consolidated statements of operations. Future transactional gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the U.S. dollar and other functional currencies, and the relative composition and denomination of monetary assets and liabilities each period.

We manage our exposure to foreign currency risk through internally established policies and procedures. To the extent practicable, we minimize our foreign currency exposures by maintaining natural hedges between our current assets and current liabilities in similarly denominated foreign currencies, as well as, using derivative financial instruments. We use foreign currency forward exchange contracts ("forward contracts") to manage certain short-term foreign currency risk to attempt to reduce the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives. Our objective is to hedge only those foreign currency exposures that can be confidently identified and quantified and that may result in significant impacts to our cash or the consolidated statement of operations. Our policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures.

The forward contracts which we have entered into to date, have principally addressed foreign currency exchange fluctuation risk between the Euro and the U.S. dollar. We account for these forward contacts, which have not been designated as hedges under GAAP to date, as either assets or liabilities and carry them at fair value. We had outstanding forward contracts as of December 31, 2023 and 2022, with a total notional value of $9 million and $18 million, respectively. These forward contracts were not designated as hedges and had maturities of less than 90 days. We recognize gains and losses from forward contracts in other income (expense), net on our consolidated statement of operations upon settlement or a change in fair value, which was not material for the year ended December 31, 2023. We recorded a net gain of $4 million and $2 million for the years ended December 31, 2022 and 2021, respectively, related to our forward contracts. Refer to "Note 3: *Financial Instruments and Fair Value Measurements*" in the notes to the consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further detail on our derivative instruments.

Our exposure to potentially volatile movements in foreign currency exchange rates will increase as we increase our operations in international markets. Foreign currency exchange rate movement is linked to variability in the macroeconomic environment such as inflation and interest rates, governmental actions, and geopolitical events such as regional conflicts. We regularly monitor the macroeconomic environment, which has seen some volatility from the conflict between Russia and Ukraine, sanctions and increased cyberattacks, and, more recently, the conflict in the Middle East. Developments in the macroeconomic environment could cause us to adjust our foreign currency risk strategies. Continued uncertainty regarding our international operations and U.K. and E.U. relations may result in future currency exchange rate volatility which may impact our business and results of operations.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements and Supplementary Data:

Report of Independent Registered Public Accounting Firm (KPMG LLP, Boston, Massachusetts, Auditor Firm ID: 185) 56

Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021 59

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2023, 2022 and 2021 60

Consolidated Balance Sheets as of December 31, 2023 and 2022 61

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2023, 2022 and 2021 62

Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021 63

Notes to Consolidated Financial Statements 64

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Tripadvisor, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Tripadvisor, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 16, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of unrecognized tax benefits related to transfer pricing

As discussed in Notes 2 and 10 to the consolidated financial statements, during the year ended December 31, 2023, the Company recorded additional income tax expense and transfer pricing income tax reserves, inclusive of estimated interest, of $24 million for open tax periods based on a review of the impact of a settlement for certain transfer pricing arrangements between its U.S. subsidiaries and foreign subsidiaries for the 2009 through 2011 tax years. The Company records a liability to address uncertain tax positions taken in previously filed tax returns or that the Company expects to take in a future tax return. The determination to record a liability is based upon an analysis of each individual tax position, taking into consideration whether it is more likely than not that the tax position, based on technical merits, will be sustained upon examination.

We identified the evaluation of certain inputs to the estimate of unrecognized tax benefits related to transfer pricing as a critical audit matter. Complex auditor judgment, including specialized skills and knowledge, was required in assessing estimated unrecognized tax benefits related to transfer pricing based on interpretation of tax laws and regulations and settlements.

The following are the primary procedures we performed to address this critical audit matter:

- We evaluated the design and tested the operating effectiveness of an internal control over the Company's process for estimating unrecognized tax benefits related to transfer pricing, including a control related to certain inputs to the estimate.

- We involved tax professionals with specialized skills and knowledge, who assisted in analyzing certain inputs to the Company's determination of unrecognized tax benefits related to transfer pricing based on interpretation of tax laws and regulations and settlements.

Sufficiency of audit evidence over revenue

As discussed in Notes 2 and 18 to the consolidated financial statements, and disclosed in the consolidated statements of operations, the Company had $1,788 million in revenue, net of intersegment revenue of $134 million, for the year ended December 31, 2023, of which $1,031 million was Brand Tripadvisor related, $737 million was Viator related and $154 million was TheFork related. Each of these categories of revenue has multiple revenue streams and the Company's processes and information technology (IT) systems differ between each revenue stream.

We identified the evaluation of sufficiency of audit evidence over revenue as a critical audit matter. This matter required especially subjective auditor judgment due to the number of revenue streams and the related IT applications utilized throughout the revenue recognition processes. Subjective auditor judgment was required to evaluate that relevant revenue data was captured and aggregated throughout these various IT applications. This matter also included determining the revenue streams over which procedures would be performed and evaluating the nature and extent of evidence obtained over each revenue stream, both of which included the involvement of IT professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue. For each revenue stream where procedures were performed:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to accurate recording of amounts.

- For certain revenue streams, we assessed the recorded revenue by selecting a sample of transactions and compared the amounts recognized for consistency with underlying documentation, including evidence of contracts with customers.

- For certain revenue streams, we assessed the recorded revenue by comparing the total cash received during the year to the revenue recognized, including evaluating the relevance and reliability of the inputs to the assessment.

We involved IT professionals with specialized skills and knowledge, who assisted in:

- Testing certain IT applications used by the Company in its revenue recognition processes.

- Testing the transfer of relevant revenue data between certain systems used in the revenue recognition processes.

We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Boston, Massachusetts
February 16, 2024

TRIPADVISOR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

	Year ended December 31,					
	2023		**2022**		**2021**	
Revenue (Note 2, Note 18)	$	1,788	$	1,492	$	902
Costs and expenses:						
Cost of revenue (1) (exclusive of depreciation and amortization as shown separately below)		149		116		74
Selling and marketing (1)		940		784		469
Technology and content (1)		273		222		212
General and administrative (1)		191		172		167
Depreciation and amortization		87		97		111
Restructuring and other related reorganization costs (Note 7)		22		—		—
Total costs and expenses		1,662		1,391		1,033
Operating income (loss)		126		101		(131)
Other income (expense):						
Interest expense		(44)		(44)		(45)
Interest income		47		15		1
Other income (expense), net (Note 16)		(4)		(5)		(10)
Total other income (expense), net		(1)		(34)		(54)
Income (loss) before income taxes		125		67		(185)
(Provision) benefit for income taxes (Note 10)		(115)		(47)		37
Net income (loss)	$	10	$	20	$	(148)
Earnings (loss) per share attributable to common stockholders (Note 15):						
Basic	$	0.07	$	0.14	$	(1.08)
Diluted	$	0.08	$	0.14	$	(1.08)
Numerator used to compute net income (loss) per share attributable to common stockholders (Note 15):						
Basic	$	10	$	20	$	(148)
Diluted	$	11	$	21	$	(148)
Weighted average common shares outstanding (Note 15):						
Basic		139		140		137
Diluted		145		146		137
(1) Includes stock-based compensation expense as follows (Note 13):						
Cost of revenue	$	1	$	1	$	1
Selling and marketing	$	16	$	12	$	16
Technology and content	$	40	$	36	$	46
General and administrative	$	39	$	39	$	57

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

		Year ended December 31,				
		2023		**2022**		**2021**
Net income (loss)	$	10	$	20	$	(148)
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustments, net of tax (1)		11		(27)		(24)
Reclassification adjustments included in net income (loss), net of tax		—		1		2
Total other comprehensive income (loss), net of tax		11		(26)		(22)
Comprehensive income (loss)	$	21	$	(6)	$	(170)

(1)   Deferred income tax liabilities related to these amounts are not material. Refer to "Note 10: *Income Taxes*" for further information.

The accompanying notes are an integral part of these consolidated financial statements.

TRIPADVISOR, INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except number of shares and per share amounts)

	December 31, 2023	December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents (Note 3)	$ 1,067	$ 1,021
Accounts receivable, net (allowance for expected credit losses of $21 and $28, respectively) (Note 2, Note 3)	192	205
Prepaid expenses and other current assets	38	44
Total current assets	1,297	1,270
Property and equipment, net (Note 4, Note 5)	191	194
Operating lease right-of-use assets (Note 5)	15	27
Intangible assets, net (Note 6)	43	51
Goodwill (Note 6)	829	822
Non-marketable investments (Note 3)	32	34
Deferred income taxes, net (Note 10)	86	78
Other long-term assets, net of allowance for credit losses of $10 and $10, respectively	44	93
TOTAL ASSETS	$ 2,537	$ 2,569
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 28	$ 39
Deferred merchant payables (Note 2)	237	203
Deferred revenue (Note 2)	49	44
Accrued expenses and other current liabilities (Note 7)	258	247
Total current liabilities	572	533
Long-term debt (Note 8)	839	836
Finance lease obligation, net of current portion (Note 5)	51	58
Operating lease liabilities, net of current portion (Note 5)	6	15
Deferred income taxes, net (Note 10)	1	1
Other long-term liabilities (Note 9)	197	265
Total Liabilities	1,666	1,708
Commitments and contingencies (Note 11)		
Stockholders' equity: (Note 14)		
Preferred stock, $0.001 par value	—	—
Authorized shares: 100,000,000		
Shares issued and outstanding: 0 and 0, respectively		
Common stock, $0.001 par value	—	—
Authorized shares: 1,600,000,000		
Shares issued: 149,775,361 and 146,891,538, respectively		
Shares outstanding: 124,881,494 and 128,046,924, respectively		
Class B common stock, $0.001 par value	—	—
Authorized shares: 400,000,000		
Shares issued and outstanding: 12,799,999 and 12,799,999, respectively		
Additional paid-in capital	1,493	1,404
Retained earnings	271	261
Accumulated other comprehensive income (loss)	(71)	(82)
Treasury stock-common stock, at cost, 24,893,867 and 18,844,614 shares, respectively	(822)	(722)
Total Stockholders' Equity	871	861
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,537	$ 2,569

The accompanying notes are an integral part of these consolidated financial statements.

TRIPADVISOR, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in millions, except number of shares)

	Common stock		Class B common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock		Total
	Shares	Amount	Shares	Amount				Shares	Amount	
Balance as of December 31, 2020	**140,775,221**	**$ —**	**12,799,999**	**$ —**	**$ 1,253**	**$ 389**	**$ (34)**	**(18,844,614)**	**$ (722)**	**$ 886**
Net income (loss)						(148)				(148)
Other comprehensive income (loss), net of tax							(22)			(22)
Issuance of common stock related to exercise of options and vesting of RSUs	3,881,428	—			8					8
Purchase of capped calls, net of tax of $9 million (Note 8)					(26)					(26)
Withholding taxes on net share settlements of equity awards					(44)					(44)
Stock-based compensation (Note 13)					135					135
Balance as of December 31, 2021	**144,656,649**	**$ —**	**12,799,999**	**$ —**	**$ 1,326**	**$ 241**	**$ (56)**	**(18,844,614)**	**$ (722)**	**$ 789**
Net income (loss)						20				20
Other comprehensive income (loss), net of tax							(26)			(26)
Issuance of common stock related to exercise of options and vesting of RSUs	2,234,889	—			—					—
Withholding taxes on net share settlements of equity awards					(20)					(20)
Stock-based compensation (Note 13)					98					98
Balance as of December 31, 2022	**146,891,538**	**$ —**	**12,799,999**	**$ —**	**$ 1,404**	**$ 261**	**$ (82)**	**(18,844,614)**	**$ (722)**	**$ 861**
Net income (loss)						10				10
Other comprehensive income (loss), net of tax							11			11
Issuance of common stock related to vesting of RSUs	2,883,823	—			—					—
Repurchase of common stock (Note 14)								(6,049,253)	(100)	(100)
Withholding taxes on net share settlements of equity awards					(17)					(17)
Stock-based compensation (Note 13)					106					106
Balance as of December 31, 2023	**149,775,361**	**$ —**	**12,799,999**	**$ —**	**$ 1,493**	**$ 271**	**$ (71)**	**(24,893,867)**	**$ (822)**	**$ 871**

The accompanying notes are an integral part of these consolidated financial statements.

TRIPADVISOR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year ended December 31,		
	2023	**2022**	**2021**
Operating activities:			
Net income (loss)	$ 10	$ 20	$ (148)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	87	97	111
Stock-based compensation expense (Note 13)	96	88	120
Deferred income tax expense (benefit) (Note 10)	(25)	(19)	(44)
Provision for expected credit losses (Note 2)	6	6	3
Other, net	9	7	19
Changes in operating assets and liabilities, net:			
Accounts receivable, prepaid expenses and other assets	6	(87)	(73)
Accounts payable, accrued expenses and other liabilities	11	72	30
Deferred merchant payables	32	99	81
Income tax receivables/payables, net	(1)	107	1
Deferred revenue	4	10	8
Net cash provided by (used in) operating activities	235	400	108
Investing activities:			
Capital expenditures, including capitalized website development	(63)	(56)	(54)
Other investing activities, net	—	4	—
Net cash provided by (used in) investing activities	(63)	(52)	(54)
Financing activities:			
Repurchase of common stock (Note 14)	(100)	—	—
Proceeds from issuance of 2026 Senior Notes, net of financing costs (Note 8)	—	—	340
Purchase of capped calls in connection with 2026 Senior Notes (Note 8)	—	—	(35)
Payment of financing costs related to Credit Facility (Note 8)	(3)	—	—
Proceeds from exercise of stock options (Note 13)	—	—	8
Payment of withholding taxes on net share settlements of equity awards	(17)	(20)	(44)
Payments of finance lease obligation and other financing activities, net (Note 5)	(7)	(7)	(6)
Net cash provided by (used in) financing activities	(127)	(27)	263
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1	(23)	(12)
Net increase (decrease) in cash, cash equivalents and restricted cash	46	298	305
Cash, cash equivalents and restricted cash at beginning of period	1,021	723	418
Cash, cash equivalents and restricted cash at end of period	$ 1,067	$ 1,021	$ 723
Supplemental disclosure of cash flow information:			
Cash paid (received) during the period for income taxes, net of refunds	$ 140	$ (40)	$ 5
Cash paid during the period for interest	$ 39	$ 40	$ 43
Supplemental disclosure of non-cash investing and financing activities:			
Stock-based compensation capitalized website development costs (Note 13)	$ 10	$ 10	$ 13

The accompanying notes are an integral part of these consolidated financial statements.

TRIPADVISOR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND BUSINESS DESCRIPTION

We refer to Tripadvisor, Inc. and our wholly-owned subsidiaries as "Tripadvisor," "Tripadvisor group," "the Company," "us," "we" and "our" in these notes to the consolidated financial statements. The Company renamed our Tripadvisor Core segment to "Brand Tripadvisor", and its "Tripadvisor-branded display and platform" revenue stream within the Brand Tripadvisor segment, as "Media and advertising" revenue. These nomenclature changes had no impact on the composition of our segments, revenue streams, or on any current or historic financial information.

On December 20, 2011, Expedia Group, Inc. ("Expedia") completed a spin-off of Tripadvisor into a separate publicly traded Delaware corporation. We refer to this transaction as the "Spin-Off." Tripadvisor's common stock began trading on The Nasdaq as an independent public company on December 21, 2011, under the trading symbol "TRIP."

On December 11, 2012, Liberty Interactive Corporation, or Liberty, purchased an aggregate of approximately 4.8 million shares of common stock of Tripadvisor from Barry Diller, our former Chairman of the Board of Directors and Senior Executive, and certain of his affiliates. As a result, Liberty beneficially owned approximately 18.2 million shares of our common stock and 12.8 million shares of our Class B common stock.

On August 27, 2014, the entire beneficial ownership of our common stock and Class B common stock held by Liberty was acquired by Liberty TripAdvisor Holdings, Inc., or LTRIP. Simultaneously, Liberty, LTRIP's former parent company, distributed, by means of a dividend, to the holders of its Liberty Ventures common stock, Liberty's entire equity interest in LTRIP. We refer to this transaction as the "Liberty Spin-Off". As a result of the Liberty Spin-Off, effective August 27, 2014, LTRIP became a separate, publicly traded company holding 100% of Liberty's interest in Tripadvisor.

As a result of these transactions, and as of December 31, 2023, LTRIP beneficially owned approximately 16.4 million shares of our common stock and 12.8 million shares of our Class B common stock, which constitute approximately 13% of the outstanding shares of common stock and 100% of the outstanding shares of Class B common stock. Assuming the conversion of all of LTRIP's shares of Class B common stock into common stock, LTRIP would beneficially own approximately 21% of the outstanding common stock. However, because each share of Class B common stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, LTRIP may be deemed to beneficially own equity securities representing approximately 57% of our voting power.

Description of Business

The Tripadvisor group operates as a family of brands with a purpose of connecting people to experiences worth sharing. Our vision is to be the world's most trusted source for travel and experiences. The Company operates across three reportable segments: Brand Tripadvisor (formerly Tripadvisor Core), Viator, and TheFork. We leverage our brands, technology platforms, and capabilities to connect our large, global audience with partners by offering rich content, travel guidance products and services, and two-sided marketplaces for experiences, accommodations, restaurants, and other travel categories.

Brand Tripadvisor's purpose is to empower everyone to be a better traveler by serving as the world's most trusted and essential travel guidance platform. The Tripadvisor brand offers travelers and experience seekers an online global platform for travelers to discover, generate, and share authentic user-generated content ("UGC") in the form of ratings and reviews for destinations, points-of-interest ("POIs"), experiences, accommodations, restaurants, and cruises in over 40 countries and in more than 20 languages across the world. Tripadvisor offers more than 1 billion user-generated ratings and reviews on over 8 million experiences, accommodations, restaurants, airlines, and cruises.

Viator enables travelers to discover and book iconic, unique and memorable experiences from experience operators around the globe. Our online marketplace is comprehensive, connecting travelers to bookable tours, activities and attractions—consisting of over 350,000 experiences from more than 55,000 operators.

TheFork provides an online marketplace that enables diners to discover and book online reservations at approximately 55,000 restaurants in 11 countries, across the U.K., western and central Europe.

Risks and Uncertainties

Our business was negatively impacted by the risks and uncertainties related to the COVID-19 pandemic and our business would be adversely and materially affected upon a resurgence of COVID-19 or the emergence of any new pandemic or other health crisis that results in reinstated travel bans and/or other government restrictions and mandates. Following the lifting of restrictions in connection with the COVID-19 pandemic, travel demand increased. In addition, the U.S. and other countries saw significant increased inflation and decreases in discretionary spending patterns by consumers. If macroeconomic conditions deteriorate, consumer demand and spending may decline, we may not be able to pass on increased costs to our customers and our inability or failure to navigate the macroeconomic environment could harm our business, results of operations and financial condition.

Additionally, natural disasters, public health-related events, political instability, geopolitical conflicts, including the evolving events in the Middle East, acts of terrorism, fluctuations in currency values, and changes in global economic conditions, are examples of other events that could have a negative impact on the travel industry, and as a result, our financial results in the future.

Seasonality

Consumer travel expenditures have historically followed a seasonal pattern. Correspondingly, travel partner advertising investments, and therefore our revenue and operating profits, have also historically followed a seasonal pattern. Our financial performance tends to be seasonally highest in the second and third quarters of a given year, which includes the seasonal peak in consumer demand, including traveler accommodation stays, and travel experiences taken, compared to the first and fourth quarters, which represent seasonal low points. In addition, during the first half of the year, experience bookings typically exceed the amount of completed experiences, resulting in higher cash flow related to working capital, while during the second half of the year, particularly in the third quarter, this pattern reverses and cash flows from these transactions are typically negative. Other factors may also impact typical seasonal fluctuations, such as significant shifts in our business mix, adverse economic conditions, public health-related events, as well as other factors.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include Tripadvisor, our wholly-owned subsidiaries, and entities we control, or in which we have a variable interest and are the primary beneficiary of expected cash profits or losses. All inter-company accounts and transactions have been eliminated in consolidation. Additionally, certain prior period amounts may have been reclassified for comparability with the current period presentation, none of which were material. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). We believe that the assumptions underlying our consolidated financial statements are reasonable. However, these consolidated financial statements do not present our future financial position, or the results of our future operations and cash flows.

One of our subsidiaries that operates in China has variable interests in affiliated entities in China in order to comply with Chinese laws and regulations, which restrict foreign investment in internet content provision businesses. Although we do not own the capital stock of these Chinese affiliates, we consolidate their results as we are the primary beneficiary of the cash losses or profits of these variable interest affiliates and have the power to direct the activity of these affiliates. Our variable interest entities' financial results were not material for all periods presented. Investments in entities in which we do not have a controlling financial interest are accounted for under the equity method, the fair value option, as available-for-sale securities, or at cost adjusted for observable price changes and impairments, as appropriate.

Accounting Estimates

We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with GAAP. Our estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements are within accounting for income taxes. Refer to our accounting policy for income taxes disclosed below and "Note 10: *Income Taxes*" for information regarding our significant income tax estimates.

Revenue Recognition

We generate all our revenue from contracts with customers. We recognize revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. When we act as an agent in the transaction, we recognize revenue for only our commission on the arrangement. We determine revenue recognition through the following steps:

(1) Identification of the contract, or contracts, with a customer
(2) Identification of the performance obligations in the contract
(3) Determination of the transaction price
(4) Allocation of the transaction price to the performance obligations in the contract
(5) Recognition of revenue when, or as, we satisfy a performance obligation.

At contract inception, we assess the services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, we consider all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. We have provided qualitative information about our performance obligations for our principal revenue streams discussed below. There was no significant revenue recognized in the years ended December 31, 2023, 2022 and 2021 related to performance obligations satisfied in prior periods, respectively. We have applied a practical expedient and do not disclose the value of unsatisfied performance obligations that have an original expected duration of less than one year. The Company expects to complete its performance obligations within one year from the initial transaction date. The value related to our remaining or partially satisfied performance obligations relates to subscription services that are satisfied over time or services that are recognized at a point in time, but not yet achieved. Our timing of services, invoicing and payments are discussed in more detail below and do not include a significant financing component. Our customer invoices are generally due 30 days from the time of invoicing.

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. Although the substantial majority of our contract costs have an amortization period of less than one year, we have determined contract costs arising from certain sales incentives have an amortization period in excess of one year given the high likelihood of contract renewal. Sales incentives are not paid upon renewal of these contracts and therefore are not commensurate with the initial sales incentive costs. As of December 31, 2023 and 2022, there was $3 million and $4 million, respectively, of unamortized contract costs in other long-term assets on our consolidated balance sheet. We amortize these contract costs on a straight-line basis over the estimated customer life, which is based on historical customer retention rates. Amortization expense recorded to selling and marketing expense on our consolidated statements of operations during each of the years ended December 31, 2023, 2022 and 2021, was $1 million. We assess such asset for impairment when events or circumstances indicate that the carrying amount may not be recoverable. No impairments were recognized during the years ended December 31, 2023, 2022 and 2021.

The recognition of revenue may require the application of judgment related to the determination of the performance obligations and the timing of when the performance obligations are satisfied. The determination of our performance obligations does not require significant judgment given that we generally do not provide multiple services to a customer in a transaction, and the point in which control is transferred to the customer is readily determinable. In instances where we recognize revenue over time, we generally have either a subscription service that is recognized over time on a straight-line basis using the time-elapsed output method, or based on other output measures that provide a faithful depiction of the transfer of our services. When an estimate for cancellations is included in the transaction price, we base our estimate on historical cancellation rates and current trends. Taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue–producing transaction, that are collected by us from a customer, are reported on a net basis, or in other words excluded from revenue on our consolidated financial statements.

Practical Expedients and Exemptions

- We expense costs to obtain a contract as incurred, such as sales incentives, when the amortization period would have been one year or less.
- We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

The application of our revenue recognition policies and description of our principal activities, organized by reportable segment from which we generate our revenue, are presented below.

Brand Tripadvisor Segment (formerly Tripadvisor Core Segment)

Tripadvisor-branded Hotels Revenue. Our largest source of Brand Tripadvisor segment revenue is generated from click-based advertising on Tripadvisor-branded websites, which we refer to as our hotel meta (also referred to as hotel auction) revenue, which is primarily comprised of contextually-relevant booking links to our travel partners' websites. Our click-based travel partners are predominantly online travel agencies, or OTAs, and hotels. Click-based advertising is generally priced on a cost-per-click, or "CPC" basis, with payments from travel partners determined by the number of travelers who click on a link multiplied by the CPC rate for each specific click. CPC rates are determined in a dynamic, competitive auction process, where the travel partner bids for rates and availability to be listed on our platform. When a CPC bid is submitted, the travel partner agrees to pay us the bid amount each time a traveler clicks on the link to that travel partner's website. Bids can be submitted periodically – as often as daily – on a property-by-property basis. We record click-based advertising revenue as the click occurs and traveler leads are sent to the travel partner's website as our performance obligation is fulfilled at that time. Click-based revenue is generally billed to our travel partners monthly, consistent with the timing of the service. We also generate revenue from our cost-per-acquisition, or "CPA" model, which consists of contextually-relevant booking links to our travel partners' websites which are advertised on our platform. We earn a commission from our travel partners, based on a pre-determined contractual commission rate, for each traveler who clicks to and books a hotel reservation on the travel partner's website, which results in a traveler stay. CPA revenue is billable only upon the completion of each traveler's stay resulting from a hotel reservation. The travel partners provide the service to the travelers and we act as an agent under GAAP. Our performance obligation is complete at the time of the hotel reservation booking, and the commission earned is recognized upon booking, as we have no post-booking service obligations. We recognize this revenue net of an estimate of the impact of cancellations, using historical cancellation rates and current trends. Contract assets are recognized at the time of booking for commissions that are billable upon the completion of a traveler's stay. CPA revenue is generally billed to our travel partners two months after traveler stays are completed.

In addition, we offer business-to-business, or "B2B," solutions to hotels, including subscription-based advertising to hotels, owners of B&Bs, and other specialty lodging properties. Our performance obligation is generally to enable subscribers to advertise their businesses on our platform, as well as to manage and promote their website URL, email address, phone number, special offers and other information related to their business. Subscription-based advertising services are predominantly sold for a flat fee for a contracted period of time of one year or less and revenue is recognized on a straight-line basis over the period of the subscription service as efforts are expended evenly throughout the contract period. Subscription-based advertising services are generally billed at the inception of the service. When prepayments are received, we recognize deferred revenue initially on our consolidated balance sheet for the amount of prepayment in excess of revenue recognized, until the performance obligation is satisfied. To a lesser extent, we offer travel partners the opportunity to advertise and promote their business through hotel sponsored placements on our platform. This service is generally priced on a CPC basis, with payments from travel partners determined by the number of travelers who click on the sponsored link multiplied by the CPC rate for each specific click. CPC rates for hotel sponsored placements that our travel partners pay are generally based on bids submitted as part of an auction by our travel partners or a pre-determined contractual CPC rate. The travel partner agrees to pay us the CPC rate amount each time a traveler clicks on a link to the travel partner's website. We record this click-based advertising revenue as the click occurs and traveler leads are sent to the travel partner as our performance obligation is fulfilled at that time. Hotel sponsored placements revenue is generally billed to our travel partners monthly, consistent with the timing of the service.

Media and Advertising Revenue. We offer travel partners the ability to promote their brands through display-based advertising, or sometimes referred to as "media advertising", placements across our platform. Our display-based advertising clients are predominantly direct suppliers of hotels, airlines and cruises, as well as destination marketing organizations. We also sell display-based advertising to OTAs and other travel related businesses, as well as to advertisers from non-travel categories. Display-based advertising is sold predominantly on a cost per thousand impressions, or "CPM," basis. The performance obligation in our display-based advertising arrangements is to display a number of advertising impressions on our platform and we recognize revenue for impressions as they are delivered. Services are generally billed monthly. We have applied the practical expedient to measure progress toward completion, as we have the right to invoice the customer in an amount that directly corresponds with the value to the customer of our performance to date, which is measured based on impressions delivered.

Tripadvisor Experiences and Dining Revenue. We generate revenue from our experiences and restaurant offerings on Tripadvisor-branded websites and mobile apps. Tripadvisor receives intercompany (intersegment) revenue consisting of affiliate marketing commissions earned primarily from experience bookings and, to a lesser extent, restaurant reservation bookings, on Tripadvisor-branded websites and mobile apps, fulfilled by Viator and TheFork, respectively, which are eliminated on a consolidated basis. The performance obligations, timing of customer payments for our experiences and dining transactions, and methods of revenue recognition are consistent with the Viator and TheFork segments, as described below. In addition, Tripadvisor restaurant offerings, or B2B restaurant offerings, generate subscription fees for subscription-based advertising to our restaurant partners that allow restaurants to manage and promote their website URL, email address, phone number, special offers and other information related to their business, as well as access to certain online reservation management services, marketing analytic tools, and menu syndication services. As the performance obligation is to provide restaurants with access to these services over a subscription period, the subscription fee revenue is recognized over the subscription period on a straight-line basis as efforts are expended evenly throughout the contract period. Subscription-based advertising services are generally billed at the inception of the service. When prepayments are received, we recognize deferred revenue initially on our consolidated balance sheet for the amount of prepayment in excess of revenue recognized, until the performance obligation is satisfied. In addition, we offer restaurant partners the opportunity to advertise and promote their business through restaurant media advertising placements on our platform. This service is generally priced on a CPC basis, with payments from restaurant partners determined by the number of clicks by consumers on the sponsored link multiplied by the CPC rate for each specific click. CPC rates for media advertising placements agreed to by our restaurant partners are based on a pre-determined contractual rate. We record this click-based advertising revenue as the click occurs and diner leads are sent to the restaurant partner as our performance obligation is fulfilled at that time. Click-based revenue is generally billed to our restaurant partners monthly, consistent with the timing of the service.

Other Revenue. We also offer travelers alternative accommodation rentals, cruises, flights, and rental cars solutions on our platforms which complement our end-to-end travel experience. Our alternative accommodation rentals offering provides information and services that allow travelers to research and book vacation and short-term rental properties, including full homes, condominiums, villas, beach properties, cabins and cottages. Our alternative accommodation rentals offering primarily generates revenue by offering individual property owners and managers the ability to list their properties on our platform thereby connecting with travelers through a free-to-list, commission-based option. These properties are listed on our Tripadvisor-branded websites and mobile apps, and Tripadvisor's portfolio of travel media brands, including, www.flipkey.com, www.holidaylettings.co.uk, and www.niumba.com. We earn commissions associated with rental transactions through our free-to-list model from both the traveler and the property owner or manager. We provide post-booking services to the travelers, property owners and managers until the time the rental commences, which is the time the performance obligation is completed. Revenue from transaction fees is recognized at the time that the rental commences. Under GAAP, we act as an agent in the transactions, as we do not control any properties before the property owner provides the accommodation to the traveler and do not have inventory risk. We generally collect payment from the traveler at the time of booking, representing the amount due to the property owner or manager, as well as our commission. That portion of the payment representing our commission is recorded as deferred revenue on our consolidated balance sheet until revenue is recognized, and that portion of the payment representing the amount due to the property owner is recorded as a deferred merchant payable on our consolidated balance sheet until payment is made to the property owner after the completion of the rental.

In addition, Other Revenue includes revenue generated from cruises, flights, and rental cars offerings on Tripadvisor-branded websites and mobile apps and Tripadvisor's portfolio of brands, which primarily includes click-based advertising and display-based advertising revenue. The performance obligations, timing of customer payments for these offerings, and methods of revenue recognition are generally consistent with click-based advertising and display-based advertising revenue, as described above.

Viator Segment

We provide an online marketplace that allows travelers to research and book tours, activities and attractions in popular travel destinations across the globe through our Viator-branded platform, which includes website, mobile web, and mobile app. Through Viator, we also power traveler bookings of tours, activities and attractions on behalf of third-party distribution partner websites, including the Tripadvisor platform as well as many of the world's major OTA's, airlines, hotels, online and offline travel agencies, and other prominent content and eCommerce brands.

We work with local tour, activity, and experience operators ("operators") to provide travelers ("customers") the ability to book tours, activities and attractions, or "experiences", in destinations around the world. We generate commissions for each booking transaction we facilitate through our online reservation system, in exchange for certain activities, including the use of the Company's booking platform, post-booking 24/7 customer support until the time of the experience and payment processing activities as the merchant of record, which is the completion of the performance obligation. These activities are not distinct from each other and are not separate performance obligations. As a result, the Company's single performance obligation is to facilitate an experience, which is complete upon the time the experience occurs, and when revenue is recognized. We do not control the experience or have inventory risk before the operator provides the experience to our customer and therefore act as agent for substantially all of these transactions under GAAP.

We collect payment from the customer prior to the experience occurring, which includes both our commission and the amount due to the operator. We record our commissions as deferred revenue on our consolidated balance sheet when payment is received, including amounts which are refundable subject to cancellation, until the experience occurs and revenue is recognized. The amount due to the operator is recorded as a deferred merchant payable on our consolidated balance sheet until completion of the experience, after which payment is remitted to the operator.

To a much lesser extent, we earn commissions from third-party distribution partners, in this case, the customers, who display and promote on their websites the operator experiences available on our platform to generate bookings. In these transactions, we are not the merchant of record, and we generally invoice and receive commissions directly from third-party distribution partners. Our performance obligation is to allow the third-party distribution partners to display and promote on their website experiences offered by operators who utilize our platform, in exchange for which, we earn a commission when travelers book and complete an experience on the third-party distribution partner's website. We do not control the service or have inventory risk, and therefore act as an agent for these transactions under GAAP. We generally receive payment prior to the experience date for these transactions, and make payments to the operators after the experience is complete. Our performance obligation is complete, and revenue is recognized at the time of the booking, as we have no post-booking obligations to the customer. We recognize this revenue net of an estimate of the impact of cancellations, which is not material, using historical cancellation rates and current trends. Contract assets are recognized for commissions that are contractually billable contingent upon completion of the experience.

TheFork Segment

We provide information and services for consumers to research and book restaurants through our online restaurant reservations platform, TheFork. We primarily generate transaction fees (or per seated diner fees) that are paid by our restaurant customers for diners seated primarily from bookings through TheFork's online reservation system. The transaction fee is recognized as revenue after the reservation is fulfilled, or as diners are seated by our restaurant customers. We invoice restaurants monthly for transaction fees. To a lesser extent, we also generate subscription fees for providing access to certain online reservation management services, marketing analytic tools, and menu syndication services. For these services, our performance obligation is to provide restaurants with access to these services over the subscription period, which generally is one-month, and we recognize revenue once our performance obligation is met and invoice restaurants monthly for these subscription services.

Refer to "Note 18: *Segment and Geographic Information*" for disaggregation of the Company's revenue by major products and revenue sources. We have determined that disaggregating revenue into these categories achieves the disclosure objective under GAAP, which is to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Deferred Revenue

Contract liabilities generally include payments received in advance of performance under the contract, and are realized as revenue as the performance obligation to the customer is satisfied, which we present as deferred revenue on our consolidated balance sheet. As of January 1, 2023, we had $44 million recorded as deferred revenue on our consolidated balance sheets, of which $41 million was recognized in revenue and $3 million was refunded due to cancellations by travelers during the year ended December 31, 2023. As of January 1, 2022, we had $36 million recorded as deferred revenue on our consolidated balance sheets, of which $34 million was recognized in revenue and $2 million was refunded due to cancellations by travelers during the year ended December 31, 2022. The difference between the opening and closing balances of our deferred revenue primarily results from the timing differences between when we receive customer payments and the time in which we satisfy our performance obligations. There were no significant changes in deferred revenue during the years ended December 31, 2023 and 2022 related to business combinations, impairments, cumulative catch-ups or other material adjustments.

Deferred Merchant Payables

In our experience offerings and free-to-list alternative accommodation rental offerings, we receive payment from travelers at the time of booking or prior to the experience or property rental date, and we record these amounts, net of our commissions, on our consolidated balance sheet as deferred merchant payables. We pay the experience operators and rental property owners, after the travelers' use. Therefore, we receive payment from the traveler prior to paying the experience operator or rental property owner and this operating cycle represents a working capital source or use of cash to us. Our deferred merchant payables balance was $237 million and $203 million at December 31, 2023 and 2022, respectively, on our consolidated balance sheets. The increase in our deferred merchant payables during the year ended December 31, 2023 was primarily due to increased consumer demand for our experience offerings.

Cost of Revenue

Cost of revenue consists of expenses that are directly related or closely correlated to revenue generation, including direct costs, such as credit card and other booking transaction payment fees, data center costs, ad serving fees, and other revenue generating costs. In addition, cost of revenue includes personnel and overhead expenses, including salaries, benefits, stock-based compensation and bonuses for certain customer support personnel who are directly involved in revenue generation.

Selling and Marketing

Selling and marketing expenses consist of direct costs, including traffic generation costs from paid online traffic acquisition costs (including SEM and other online traffic acquisition costs), syndication costs and affiliate marketing commissions, social media costs, brand advertising (including television and other offline advertising), promotions and public relations. In addition, our selling and marketing expenses consist of indirect costs such as personnel and overhead expenses, including salaries, commissions, benefits, stock-based compensation, and bonuses for sales, sales support, customer support and marketing employees.

Advertising costs

We incur advertising costs consisting of online advertising expense, including SEM and other online channels, and offline advertising costs, including television costs and other offline channels, to promote our brands. We expense the costs associated with communicating the advertisements in the period in which the advertisement takes place. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. For the years ended December 31, 2023, 2022 and 2021, we recorded advertising expense of $706 million, $572 million, and $282 million, respectively, in selling and marketing expense on our consolidated statements of operations. We include prepaid advertising expenses in prepaid expenses and other current assets on our consolidated balance sheet, which was not material as of December 31, 2023 and 2022.

Technology and Content

Technology and content expenses consist primarily of personnel and overhead expenses, including salaries and benefits, stock-based compensation expense, and bonuses for salaried employees and contractors engaged in the design, development, testing, content support, and maintenance of our platform. Other costs include licensing, maintenance, computer supplies, telecom, content translation and localization, and consulting costs.

General and Administrative

General and administrative expenses consist primarily of personnel and related overhead costs, including personnel engaged in leadership, finance, legal, and human resources, as well as stock-based compensation expense for those same personnel. General and administrative costs also include professional service fees and other fees including audit, legal, tax and accounting, and other operating costs including bad debt expense, non-income taxes, such as sales, use, digital services, and other non-income related taxes.

Stock-Based Compensation

Stock Options. Our employee stock options generally consist of service based awards. The exercise price is equal to the market price of the underlying shares of our common stock at the date of grant. In this regard, when granting stock option awards, our practice is to determine the applicable grant date and to specify that the exercise price shall be the closing price of our common stock on the date of grant. Our stock options generally have a term of ten years from the date of grant and typically vest equally over a four-year requisite service period. We amortize the grant-date fair value of our stock option grants as stock-based compensation expense over the vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

The estimated grant-date fair value of stock options is calculated using a Black-Scholes Merton option-pricing model ("Black-Scholes model"). The Black-Scholes model incorporates assumptions to fair value stock-based awards, which includes the risk-free rate of return, expected volatility, expected term, and expected dividend yield. Our risk-free interest rate is based on the yields currently available on zero-coupon U.S. Treasury issues, in effect at the time of the grant, whose remaining maturity period most closely approximates the stock option's expected term assumption. Our expected volatility is calculated by equally weighting the historical volatility and implied volatility on our own common stock. Historical volatility is determined using actual daily price observations of our common stock price over a period equivalent to or approximate to the expected term of our stock option grants to date. Implied volatility represents the volatility calculated from the observed prices of our actively traded options on our common stock. When measuring implied volatility for a specific employee stock option grant, we generally rely on traded contracts with six month maturities or more and exercise prices approximately equal to the exercise price of the specific option grant. We estimate our expected term using historical exercise behavior and expected post-vest termination data. Our expected dividend yield is zero as we have not historically paid regular cash dividends on our common stock and do not expect to pay regular cash dividends for the foreseeable future.

Restricted Stock Units. Restricted stock units ("RSUs") are stock awards that are granted to employees entitling the holder to shares of our common stock as the award vests. RSUs are measured at fair value based on the quoted price of our common stock at the date of grant. We amortize the fair value of RSUs as stock-based compensation expense over the vesting term, which is typically over a four-year requisite service period on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

Performance-Based Awards. Performance-based stock options and RSUs vest upon achievement of certain company-based performance conditions and a requisite service period. On the date of grant, the fair value of a performance-based award is calculated using the same method as our service based stock options and RSUs as described above. We then assess whether it is probable that the individual performance targets would be achieved. If assessed as probable, compensation expense will be recorded for these awards over the estimated performance period. At each reporting period, we reassess the probability of achieving the performance targets and the performance period required to meet those targets. The estimation of whether the performance targets will be achieved and the performance period required to achieve the targets requires judgment, and to the extent actual results or updated estimates differ from our current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized or merely affects the period over which compensation cost is to be recognized. The ultimate number of shares issued and the related compensation expense recognized will be based on a comparison of the final performance metrics to the specified targets.

Market-Based Awards. We issue market-based performance RSUs, or MSUs, which vest upon achievement of specified levels of market conditions. The fair value of our MSUs is estimated at the date of grant using a Monte-Carlo simulation model. The probabilities of the actual number of market-based performance units expected to vest and resultant actual number of shares of common stock expected to be awarded are reflected in the grant date fair values; therefore, the compensation expense for these awards will be recognized assuming the requisite service period is rendered and are not adjusted based on the actual number of awards that ultimately vest.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value.

The Company accounts for forfeitures in the period in which they occur, rather than estimating expected forfeitures.

Income Taxes

We record income taxes under the asset and liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted income tax rates expected to be in effect when we realize the underlying items of income and expense. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates. We classify deferred tax assets and liabilities as noncurrent on our consolidated balance sheet.

We record liabilities to address uncertain tax positions we have taken in previously filed tax returns or that we expect to take in a future tax return. The determination for required liabilities is based upon an analysis of each individual tax position, taking into consideration whether it is more likely than not that our tax position, based on technical merits, will be sustained upon examination.

Cash, Cash Equivalents, Restricted Cash and Marketable Securities

Our cash consists of available on demand bank deposits held in global financial institutions. Our cash equivalents generally consist of highly liquid investments, generally including money market funds, term deposits and marketable securities, with maturities of 90 days or less at the date of purchase.

As of December 31, 2023 and 2022, our restricted cash, which primarily consists of legally restricted deposits and escrowed security deposits, was not material.

We classify marketable securities as either short-term or long-term based on each instrument's underlying contractual maturity date and as to whether and when we intend to sell a particular security prior to its maturity date. Marketable securities with maturities greater than 90 days at the date of purchase and 12 months or less remaining at the balance sheet date will be classified as short-term and marketable securities with maturities greater than 12 months from the balance sheet date will generally be classified as long-term. We classify marketable equity securities, limited by policy to money market funds and mutual funds, as either a cash equivalent, short-term or long-term based on the nature of each security and its availability for use in current operations.

Our marketable securities are classified and accounted for as available-for-sale, and therefore are carried at fair value, with unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income (loss) as a component of stockholders' equity. Fair values are determined for each individual security in the investment portfolio. We determine the appropriate classification of our marketable securities at the time of purchase and reevaluate the designations at each balance sheet date. We invest in highly-rated securities, and our investment policy limits the amount of credit exposure to any one issuer, industry group and currency. The policy requires investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss and providing liquidity of investments sufficient to meet our operating and capital spending requirements and debt repayments. Realized gains and losses on the sale of marketable securities are determined by specific identification of each security's cost basis. We may sell certain of our marketable securities prior to their stated maturities for strategic reasons including, but not limited to, anticipation of credit deterioration, liquidity, and duration management. The weighted average maturity of our total invested cash shall not exceed 18 months, and no security shall have a final maturity date greater than three years, according to our investment policy.

We continually review any available-for-sale securities to determine whether their fair value is below their carrying value. If the fair value of an available-for-sale security is below their carrying value, and either we intend to sell the security or we will be required to sell before recovery, then the difference between fair value and carrying value is recognized as a loss in other income (expense), net on our consolidated statements of operations. If we do not intend to sell and we will not be required to sell before recovery, then we analyze whether a portion of the unrealized loss is the result of a credit loss. When a portion of the unrealized loss is the result of a credit loss, we recognize an allowance for expected credit losses on our consolidated balance sheet and a corresponding loss in other income (expense), net on our consolidated statements of operations. Any portion of the unrealized loss on the available-for-sale securities that is not attributable to a credit loss would be recognized as an unrealized loss in accumulated other comprehensive income (loss) within our consolidated statements of changes in stockholders' equity.

The Company's investment portfolio at any point in time may contain various investments, including, in U.S. treasury and U.S. government agency securities, taxable and tax-exempt municipal notes, corporate notes and bonds, commercial paper, non-U.S. government agency securities, overnight demand deposits, and money market funds. The Company segments its portfolio based on the underlying risk profiles of the securities and has a zero loss expectation for U.S. treasury and U.S. government agency securities. The Company regularly reviews the securities in an unrealized loss position and evaluates the expected credit loss risk by considering factors such as historical experience, market data, issuer-specific factors, and current economic conditions. As of December 31, 2023 and 2022, the Company had no available-for-sale securities.

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable are recognized when the right to consideration becomes unconditional and are recorded net of an allowance for expected credit losses. We record accounts receivable at the invoiced amount. Our customer invoices are generally due 30 days from the time of invoicing.

The Company uses the "expected credit loss" methodology, allowed under GAAP, in estimating its allowance for expected credit losses. We apply the "expected credit loss" methodology by first assessing our historical losses based on credit sales and then adding in an assessment of expected changes in the foreseeable future, whether positive or negative, to the Company's ability to collect its outstanding accounts receivables, or the expectation for future losses. The Company develops its expectation for future losses by assessing the profiles of its customers using their historical payment patterns, any known changes to those customers' ability to fulfill their payment obligations, and assessing broader economic conditions that may impact our customers' ability to pay their obligations. Where appropriate, the Company performs this analysis using a portfolio approach. Portfolios comprise customers with similar characteristics and payment history, and we have concluded that the aggregation of these customers into various portfolios does not produce a result that is materially different from considering the affected customers individually. Customers are assigned internal credit ratings, as determined by the Company, based on our collection profiles. Customers whose outstanding obligations are less likely to experience a credit loss are assigned a higher internal credit rating, and those customers whose outstanding obligations are more likely to experience a credit loss are assigned a lower credit rating. We recognize a greater credit loss allowance on the accounts receivable due from those customers in the lower credit rating tranche, as determined by the Company. When the Company becomes aware of facts and circumstances affecting an individual customer, it also takes that specific customer information into account as part of its calculation of expected credit losses.

The Company's exposure to credit losses may increase if our customers are adversely affected by changes in macroeconomic pressures or uncertainty associated with local or global economic recessions, or other customer-specific factors.

The following table presents the changes in our allowance for expected credit losses for the periods presented:

	December 31,		
	2023	2022	2021
	(in millions)		
Allowance for expected credit losses:			
Balance, beginning of period	$ 28	$ 28	$ 33
Provision charged to expense	6	6	3
Write-offs, net of recoveries and other adjustments	(13)	(6)	(8)
Balance, end of period	$ 21	$ 28	$ 28

Property and Equipment

We record property and equipment at cost, net of accumulated depreciation. We capitalize certain costs incurred during the application development stage related to the development of websites and internal use software when it is probable the project will be completed and the software will be used as intended. Capitalized costs include internal and external costs, if direct and incremental, and deemed by management to be significant. We expense costs related to the planning and post-implementation phases of website development as these costs are incurred. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software resulting in added functionality, in which case the costs are capitalized.

We compute depreciation using the straight-line method over the estimated useful lives of the assets, which is three to five years for computer equipment, capitalized website development, office furniture and other equipment. We depreciate leasehold improvements using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease.

Leases

We lease office space in a number of countries around the world, generally under non-cancelable operating lease agreements. Our corporate headquarters is our most significant office space lease and is accounted for as a finance lease under GAAP. The Company has also entered into data center and certain equipment leases, such as network equipment and other leases, which are not material to our consolidated financial statements.

We determine whether a contract is or contains a lease at inception of a contract. We define a lease as a contract, or part of a contract, that conveys the right to control the use of identified property or equipment (an identified asset) for a period of time in exchange for consideration. Control over the use of the identified asset means that we have both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

Our lease contracts contain both lease and non-lease components which we combine as a single component under our accounting policy by asset class, except for office space leases and certain other leases, such as colocation data center leases, which we account separately for the lease and non-lease components. For leases which the consideration in the contract is allocated to lease and non-lease components, we base it on each component's relative standalone price. We determine standalone prices for the lease components based on the prices for which other lessors lease similar assets on a standalone basis. We determine standalone prices for the non-lease component based on the prices that third-party suppliers charge for services for similar assets on a standalone basis. If observable standalone prices are not readily available, we estimate the standalone prices based on other available observable information. However, for certain categories of equipment leases, such as network equipment and others, we account for the lease and non-lease components as a single lease component. Additionally, for certain equipment leases that have similar characteristics, we apply a portfolio approach to effectively account for operating lease right-of-use ROU assets and operating lease liabilities.

The Company uses its estimated incremental borrowing rate as the discount rate in measuring the present value of our lease payments given the rate implicit in our leases is not typically readily determinable. Given we do not currently borrow on a collateralized basis, our incremental borrowing rate is estimated to approximate the interest rate in which the Company would expect to pay on a collateralized basis over a similar term and payments, and in economic environments where the leased asset is located. We use the portfolio approach to determine the discount rate for leases with similar characteristics or when the Company is reasonably certain that doing so would not materially affect the accounting for those leases to which a single discount rate is applied.

We establish assets and liabilities for the estimated construction costs incurred under lease arrangements where we are considered the owner for accounting purposes only, or build-to-suit leases, to the extent we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease. Upon occupancy of facilities under build-to-suit leases, we assess whether these arrangements qualify for sales recognition under the sale-leaseback accounting guidance under GAAP. If we continue to be the deemed owner, for accounting purposes, the facilities are accounted for as finance obligations.

Finance Leases

Finance lease ROU assets and finance lease liabilities are recognized at the lease commencement date or the date the lessor makes the leased asset available for use. Finance lease ROU assets are generally amortized on a straight-line basis over the lease term, and the carrying amount of finance lease liabilities are (1) accreted to reflect interest using the incremental borrowing rate if the rate implicit in the lease is not readily determinable; and (2) reduced to reflect lease payments made during the period. Amortization expense for finance lease ROU assets and interest accretion on finance lease liabilities are recorded to depreciation and interest expense, respectively, in our consolidated statement of operations.

We lease approximately 280,000 square feet of office space for our corporate headquarters in Needham, Massachusetts. This lease has an expiration date of December 2030, with an option to extend the lease term for two consecutive terms of five years each and is accounted for as a finance lease.

Operating Leases

Our office space leases, exclusive of our corporate headquarters, are operating leases, which we lease an aggregate of approximately 340,000 square feet at nearly 30 locations across North America, Europe and Asia Pacific, in cities such as New York, London, Sydney, Barcelona and Paris, primarily used as sales offices, subsidiary headquarters, and for international operations, pursuant to leases with various expiration dates, with the latest expiring in October 2034.

Operating lease ROU assets and liabilities are recognized at lease commencement date, or the date the lessor makes the leased asset available for use, based on the present value of lease payments over the lease term using the Company's estimated incremental borrowing rate. ROU assets associated with operating leases comprise the initial lease liability, and are then adjusted for any prepaid or deferred rent payments, unamortized initial direct costs, and lease incentives received. Amortization expense for operating lease ROU assets and interest accretion on operating lease liabilities are recognized as a single operating lease cost in our consolidated statement of operations, which results effectively in recognition of rent expense on a straight-line basis over the lease period. The carrying amount of operating lease liabilities are (1) accreted to reflect interest using the incremental borrowing rate if the rate implicit in the lease is not readily determinable; and (2) reduced to reflect lease payments made during the period. We present the combination of both the amortization of operating lease ROU assets and the change in the operating lease liabilities in the same line item within the adjustments to reconcile net income (loss) to net cash provided by operating activities in our consolidated statement of cash flows. Lease incentives are recognized as reductions of rental expense on a straight-line basis over the term of the lease. Our operating leases generally include options to extend the lease terms for up to approximately 5 years and/or terminate the leases within 1 year, which we include in our lease term if we are reasonably certain to exercise these options. Payments under our operating leases are primarily fixed, however, certain of our operating lease agreements include rental payments which are adjusted periodically for inflation. We recognize these costs as variable lease costs on our consolidated statement of operations, which were not material during the years ended December 31, 2023, 2022 and 2021. In addition, our short-term lease costs were not material in any period presented.

We also establish assets and liabilities at the present value of estimated future costs to return certain of our leased facilities to their original condition to satisfy any asset retirement obligations. Such assets are depreciated over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated restoration costs and are included in other long-term liabilities on our consolidated balance sheet. Our asset retirement obligations were not material as of both December 31, 2023 and 2022.

Non-Marketable Equity Investments

We account for non-marketable equity investments through which we exercise significant influence but do not have control over the investee under the equity method. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the investment as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee. In the event we are unable to obtain accurate financial information from the investee in a timely manner, we record our share of earnings or losses of such equity investment on a lag.

Non-marketable equity investments that are not accounted for under the equity method and that do not have a readily determinable fair value are accounted for under the measurement alternative, allowed under GAAP. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. We classify our non-marketable equity investments as long-term assets on our consolidated balance sheet as those investments do not have stated contractual maturity dates.

On a quarterly basis, we perform a qualitative assessment considering impairment indicators, if any, to evaluate whether these investments are impaired. Qualitative factors considered include industry and market conditions, financial performance, business prospects, and other relevant events and factors. When indicators of impairment exist, we prepare a quantitative assessment of the fair value of our equity investments, which may include using both the market and income approaches which require judgment and the use of estimates, including discount rates, investee revenues and costs, and available comparable market data of private and public companies, among others. When our assessment indicates that an impairment exists, we measure our non-marketable equity investments at fair value.

Valuations of such privately-held companies are inherently complex and uncertain due to the lack of liquid market for such company's securities. In addition, such investments are inherently risky in that such companies are typically at an early stage of development, may have no or limited revenues, may not be or may never become profitable, may not be able to secure additional funding or their technologies, services or products may not be successfully developed or introduced into the market.

Business Combinations

We account for acquired businesses using the acquisition method of accounting which requires that tangible assets and identifiable intangible assets acquired and assumed liabilities be recorded at the date of acquisition at their respective fair values. Any excess purchase price over the estimated fair value of the net tangible and intangible assets acquired is allocated to goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets may include but are not limited to future expected cash flows from customer and supplier relationships, acquired technology and trade names from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Valuations are performed by management or third-party valuation specialists under management's supervision, where appropriate. Any changes to provisional amounts identified during the measurement period, calculated as if the accounting had been completed as of the acquisition date, are recognized in the consolidated financial statements in the reporting period in which the adjustment amounts are determined.

Goodwill and Intangible Assets

Goodwill

We assess goodwill, which is not amortized, for impairment annually during the fourth quarter, or more frequently, if events and circumstances indicate impairment may have occurred. We test goodwill for impairment at the reporting unit level. Goodwill is assigned to reporting units that are expected to benefit from the synergies of the business combination in which such goodwill was generated as of the acquisition date. We evaluate our reporting units when changes in our operating structure occur, and if necessary, reassign goodwill using a relative fair value allocation approach. Once goodwill has been allocated to the reporting units, it no longer retains its identification with a particular acquisition and becomes identified with the reporting unit in its entirety. Accordingly, the fair value of the reporting unit as a whole is available to support the recoverability of its goodwill.

The Company has the option to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In the evaluation of goodwill for impairment, we generally first perform a qualitative assessment to determine whether it is more likely than not (i.e., a likelihood of more than 50%) that the estimated fair value of the reporting unit is less than the carrying amount. Periodically, we may choose to forgo the initial qualitative assessment and proceed directly to a quantitative analysis to assist in our annual evaluation. When assessing goodwill for impairment, our decision to perform a qualitative impairment assessment for an individual reporting unit in a given year is influenced by a number of factors, including, but not limited to the size of the reporting unit's goodwill, the significance of the excess of the reporting unit's estimated fair value over carrying value at the last quantitative assessment date, the amount of time in between quantitative fair value assessments from the date of acquisition or to establish an updated baseline quantitative analysis, and other performance and market indicators. During a qualitative assessment, if we determine that it is not more likely than not that the implied fair value of the goodwill is less than its carrying amount, no further testing is necessary. If, however, we determine that it is more likely than not that the implied fair value of the goodwill is less than its carrying amount, we then perform a quantitative assessment and compare the estimated fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its estimated fair value, the goodwill impairment is measured using the difference between the carrying value and the estimated fair value of the reporting unit; however, any loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit.

In determining the estimated fair values of reporting units in a quantitative goodwill impairment test, we generally use a blend, of the following recognized valuation methods: the income approach (i.e. discounted cash flows model) and the market valuation approach, which we believe compensates for the inherent risks of using either model on a stand-alone basis. The discounted cash flows model indicates the fair value of the reporting units based on the present value of the cash flows that we expect the reporting units to generate in the future. Our significant estimates in the discounted cash flows model include: weighted average cost of capital; long-term rate of growth and profitability of the reporting unit; income tax rates and working capital effects. The market valuation approach indicates the fair value of the business based on a comparison to comparable publicly traded firms in similar lines of business and other precedent transactions. Our significant estimates in the market valuation approach model include identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment and assessing comparable revenue and/or income multiples in estimating the fair value of the reporting units. Valuations are performed by management or third-party valuation specialists under management's supervision, where appropriate. We believe that the estimated fair values assigned to our reporting units in impairment tests are based on reasonable assumptions that marketplace participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates. The use of substantially different assumptions, estimates or judgments could trigger the need for an impairment charge, or materially increase or decrease the amount of any such impairment charge.

During the Company's annual goodwill impairment test in the fourth quarter of 2023, a qualitative assessment was performed for all our reporting units, which are Brand Tripadvisor, Viator, and TheFork. We determined that it was not more likely than not that the fair value of any reporting unit was less than its carrying value, and, accordingly, no impairment charges were recorded during the year ended December 31, 2023. As part of the qualitative assessment for our annual 2023 goodwill impairment analysis of our reporting units, the factors that we considered included, but were not limited to: (a) changes in macroeconomic conditions in the overall economy and the specific markets in which we operate, (b) our ability to access capital, (c) changes in the online travel industry, (d) changes in the level of competition, (e) evaluation of current and future forecasted financial results of the reporting units, (f) comparison of our current financial performance to historical and budgeted results of the reporting units, (g) change in excess of the Company's market capitalization over its book value, (h) changes in estimates, valuation inputs, and/or assumptions since the last quantitative analysis of the reporting units during the second quarter of 2022, (i) changes in the regulatory environment, (j) changes in strategic outlook or organizational structure and leadership of the reporting units; and (k) other relevant factors, and how these factors might impact specific performance in future periods.

Intangible Assets

Intangible assets with estimable useful lives, or definite-lived intangibles, are carried at cost and are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment upon certain triggering events. We routinely review the remaining estimated useful lives of our definite-lived intangible assets. If we reduce the estimated useful life assumption, the remaining unamortized balance is amortized over the revised estimated useful life.

Intangible assets that have indefinite lives are not amortized and are tested for impairment annually during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Similar to the qualitative assessment for goodwill, we may assess qualitative factors to determine if it is more likely than not that the implied fair value of the indefinite-lived intangible asset is less than its carrying amount. If we determine that it is not more likely than not that the implied fair value of the indefinite-lived intangible asset is less than its carrying amount, no further testing is necessary. If, however, we determine that it is more likely than not that the implied fair value of the indefinite-lived intangible asset is less than its carrying amount, we compare the implied fair value of the indefinite-lived asset with its carrying amount. If the carrying amount of an individual indefinite-lived intangible asset exceeds its implied fair value, the individual asset's carrying value is written down by an amount equal to such excess. The assessment of qualitative factors is optional and at our discretion. We may bypass the qualitative assessment for any indefinite-lived intangible asset in any period and resume performing the qualitative assessment in any subsequent period. We base our quantitative measurement of fair value of indefinite-lived intangible assets, which consist of Tripadvisor-brand trade name and trademarks, using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate future revenues, the appropriate royalty rate and the weighted average cost of capital, however, such assumptions are inherently uncertain and actual results could differ from those estimates.

During the Company's annual indefinite-lived intangible impairment test during the fourth quarter of 2023, a qualitative assessment was performed. As part of our qualitative assessment we considered, amongst other factors, the amount of excess fair value of our trade names and trademarks to the carrying value of those same assets, changes in estimates, and valuation input assumptions, since our previous quantitative analysis. After considering these factors and the impact that changes in such factors would have on the inputs used in our previous quantitative assessment, we determined that it was more likely than not that our indefinite-lived intangible assets were not impaired as of December 31, 2023.

Impairment of Long-Lived Assets

We periodically review the carrying amount of our definite-lived intangible assets and other long-term assets, including property and equipment, net and operating lease right-of-use assets, to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. The Company's impairment evaluation is performed at the asset group level or the lowest level for which identified cash flows are largely independent, which the Company has defined as the reporting unit level. If such facts indicate a potential impairment, we assess the recoverability of the asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset of the group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies which would typically include an estimate of discounted cash flows, using an appropriate discount rate. Any impairment would be measured by the amount that the carrying values, of such asset groups, exceed their estimated fair value and would be included in operating income (loss) on the consolidated statement of operations. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. We have not identified any circumstances that would warrant an impairment charge for any recorded definite-lived intangibles or other long-term assets on our consolidated balance sheet at December 31, 2023 or 2022.

Foreign Currency Translation and Transaction Gains and Losses

Our consolidated financial statements are reported in U.S. dollars. Certain of our subsidiaries outside of the U.S. use the local currency as their functional currency and not the U.S. dollar. Therefore assets and liabilities of our foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations are translated at the average exchange rates in effect during the applicable reporting period. The resulting unrealized cumulative translation adjustment is recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity on our consolidated balance sheet.

In addition, our subsidiaries also engage in transactions in currencies other than its functional currency. Transactions denominated in currencies other than the functional currency are recorded based on foreign currency exchange rates at the time such transactions arise. Subsequent changes in foreign currency exchange rates result in transaction gains and losses which are reflected in our consolidated statements of operations as unrealized (based on the applicable period-end exchange rate) or realized upon settlement of the transactions. Accordingly, we have recorded net foreign currency exchange losses of $5 million, $5 million and $4 million, respectively, for the years ended December 31, 2023, 2022 and 2021, in other income (expense), net on our consolidated statements of operations. These amounts also include transaction gains and losses, both realized and unrealized from forward contracts.

Derivative Financial Instruments

We account for derivative instruments that do not qualify for hedge accounting as either assets or liabilities and carry them at fair value, with any subsequent adjustments to fair value recorded in other income (expense), net on our consolidated statements of operations. Monetary assets and liabilities denominated in a currency other than the functional currency of a given subsidiary are remeasured at spot rates in effect on the balance sheet date with the effects of changes in foreign currency exchange rates reported in other income (expense), net on our consolidated statements of operations. In certain circumstances, we enter into forward contracts to reduce, to the extent practical, our potential exposure to the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies. Accordingly, fair value changes in the forward contracts help mitigate the changes in the value of the remeasured assets and liabilities attributable to changes in foreign currency exchange rates, except to the extent of the spot-forward differences. These differences are not expected to be significant due to the short-term nature of the contracts, which to date, have typically had maturities at inception of 90 days or less. The net cash received or paid related to our derivative instruments are classified in other investing activities in our consolidated statements of cash flows. Counterparties to forward contracts consist of major global financial institutions. We monitor our positions and the credit ratings of the counterparties involved and, by policy limits, the amount of credit exposure to any one party. We do not use derivatives for trading or speculative purposes. We did not enter into any cash flow, fair value or net investment hedges during the years ended December 31, 2023, 2022 or 2021. Refer to "Note 3: *Financial Instruments and Fair Value Measurements*" for additional information on our derivatives.

Fair Value Measurements and Disclosures

We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. We measure assets and liabilities at fair value based on the expected exit price, which is the amount that would be received on the sale of an asset or amount paid to transfer a liability, as the case may be, in an orderly transaction between market participants in the principal or most advantageous market in which we would transact. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability at the measurement date. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. GAAP provides the following hierarchical levels of inputs used to measure fair value:

Level 1—Valuations are based on quoted market prices for identical assets and liabilities in active markets.

Level 2—Valuations are based on observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations are based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Debt Issuance Costs

We defer costs we incur to issue debt, which are presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, and amortize these costs using the effective interest rate method to interest expense over the term of the debt. We also defer costs we incur to enter into a credit facility or to amend our existing revolving credit facility, which are presented on the consolidated balance sheet as a long-term asset, and amortize these costs using the effective interest rate method to interest expense over the term of the credit facility.

Certain Risks and Concentrations

Our business is subject to certain risks and concentrations, including a concentration related to dependence on our relationships with our customers. For the years ended December 31, 2023, 2022 and 2021, our two most significant travel partners, Expedia (and its subsidiaries) and Booking (and its subsidiaries), each accounted for 10% or more of our consolidated revenue and together accounted for approximately 25%, 31% and 34%, respectively, of our consolidated revenue, with nearly all of this revenue concentrated in our Brand Tripadvisor segment.

Additionally, our business is dependent on relationships with third-party service providers that we rely on to fulfill service obligations to our customers where the Company is the merchant of record, such as our experience operators. However, no one operator's inventory resulted in more than 10% of our revenue on a consolidated basis or at a reportable segment level in any period presented. Refer to "Note 18: *Segment and Geographic Information*" for information regarding concentrations related to geographic and product revenues and fixed assets by geographic location. As of December 31, 2023 and 2022, Expedia accounted for approximately 10% and 19%, respectively, of our consolidated accounts receivable, net.

Financial instruments, which potentially subject us to concentration of credit risk, generally consist, at any point in time, of cash and cash equivalents, corporate debt securities, forward contracts, capped calls, and accounts receivable. We maintain cash balances with financial institutions that are in excess of Federal Deposit Insurance Corporation insurance limits in the U.S. and similar government programs outside the U.S. Our cash and cash equivalents are generally composed of available on demand bank deposits or term deposits with several major global financial institutions, as well as money market funds, primarily denominated in U.S. dollars, and to a lesser extent Euros, British pounds, and Australian dollars. We may invest in highly-rated corporate debt securities, and our investment policy limits the amount of credit exposure to any one issuer, industry group and currency. Our credit risk related to corporate debt securities is also mitigated by the relatively short maturity period required by our investment policy. Forward contracts and capped calls are transacted with major international financial institutions with high credit standings. Forward contracts, which, to date, have typically had maturities of less than 90 days, also mitigate risk. Our overall credit risk related to accounts receivable is mitigated by the relatively short collection period.

Contingent Liabilities

Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred; and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statement of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the consolidated financial statements. Significant judgment may be required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

Treasury Stock

Shares of our common stock repurchased, including incremental direct costs to purchase treasury stock, including excise tax, are recorded at cost as treasury stock and result in the reduction of stockholders' equity on our consolidated balance sheet. We may reissue these treasury shares. When treasury shares are reissued, we use the average cost method for determining the cost of reissued shares. If the issuance price is higher than the cost, the excess of the issuance price over the cost is credited to additional paid-in-capital. If the issuance price is lower than the cost, the difference is first charged against any credit balance in additional paid-in-capital from the previous issuances of treasury stock and any remaining balance is charged to retained earnings.

Earnings Per Share ("EPS")

Basic Earnings Per Share Attributable to Common Stockholders

We compute basic earnings per share, or Basic EPS, by dividing net income (loss) by the weighted average number of common shares outstanding during the period. We compute the weighted average number of common shares outstanding during the reporting period using the total of common stock and Class B common stock outstanding as of the last day of the previous year end reporting period plus the weighted average of any additional shares issued and outstanding less the weighted average of any common shares repurchased during the reporting period.

Diluted Earnings Per Share Attributable to Common Stockholders

Diluted earnings per share, or Diluted EPS, includes the potential dilution of common equivalent shares outstanding that could occur from stock-based awards and other stock-based commitments using the treasury stock method. We compute Diluted EPS by dividing net income (loss) by the sum of the weighted average number of common and common equivalent shares outstanding during the period. We compute the weighted average number of common and common equivalent shares outstanding during the period using the sum of (i) the number of shares of common stock and Class B common stock used in the Basic EPS calculation as indicated above; (ii) if dilutive, the incremental weighted average common stock that we would issue upon the assumed exercise of outstanding common equivalent shares, primarily related to stock options and the vesting of restricted stock units using the treasury stock method; and (iii) if dilutive, performance-based and market-based awards based on the number of shares that would be issuable as of the end of the reporting period assuming the end of the reporting period was also the end of the contingency period.

Under the treasury stock method, the assumed proceeds calculation includes the actual proceeds to be received from the employee upon exercise of outstanding equity awards and the average unrecognized compensation cost during the period. The treasury stock method assumes that a company uses the proceeds from the exercise of an equity award to repurchase common stock at the average market price for the reporting period.

In periods of net income, shares of our common stock subject to the potential conversion of the 2026 Senior Notes outstanding during the period is also included in our weighted average number of shares outstanding used to calculate Diluted EPS using the if-converted method under GAAP, as share settlement is presumed. When convertible notes are dilutive, interest expense, net of tax, is added back to net income attributable to common stockholders to calculate Diluted EPS. Capped Calls are excluded from the calculation of Diluted EPS, as they would be antidilutive. However, upon conversion of the 2026 Senior Notes, unless the market price of our common stock exceeds the cap price, an exercise of the Capped Calls would generally offset any dilution from the 2026 Senior Notes from the conversion price up to the cap price. As of December 31, 2023, 2022, and 2021, the market price of a share of our common stock did not exceed the $107.36 cap price. Refer to "Note 8: *Debt*" for further information regarding our 2026 Senior Notes and Capped Calls.

In periods of a net loss, common equivalent shares are excluded from the calculation of Diluted EPS as their inclusion would have an antidilutive effect. Accordingly, for periods in which we report a net loss, such as for the year ended December 31, 2021, Diluted EPS is the same as Basic EPS, since dilutive common equivalent shares are not assumed to have been issued if their effect is antidilutive.

New Accounting Pronouncements Not Yet Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued new accounting guidance requiring entities to provide additional information in the income tax rate reconciliation and additional disclosures about income taxes paid. The new accounting guidance requires entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if the items meet a quantitative threshold. This guidance is effective for annual periods beginning after December 15, 2024, and should be applied prospectively, but entities have the option to apply it retrospectively for each period presented. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance.

In November 2023, the FASB issued new accounting guidance which expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. This guidance is effective for annual periods beginning after December 15, 2023, and interim periods within annual periods beginning after December 15, 2024, with early adoption permitted, including adoption in any interim period.

We are currently considering our timing of adoption and are in the process of evaluating the impact of adopting these newly issued accounting rules on our consolidated financial statements and related disclosures.

NOTE 3: FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Cash, Cash Equivalents and Marketable Securities

As of December 31, 2023 and 2022, we had approximately $1.1 billion and $1.0 billion of cash and cash equivalents, respectively, which consisted of available on demand bank deposits, term deposits, and money market funds, with maturities of 90 days or less at the date of purchase, in each case, with major global financial institutions. We had no outstanding investments classified as either short-term or long-term marketable securities as of December 31, 2023 and 2022, respectively, and there were no purchases or sales of any marketable securities during the years ended December 31, 2023, 2022 and 2021.

The following table shows our cash and cash equivalents, which are measured at fair value on a recurring basis and categorized using the fair value hierarchy, as well as their classification on our consolidated balance sheets as of December 31, 2023 and 2022:

	December 31, 2023			December 31, 2022		
	Amortized Cost	Fair Value (1)	Cash and Cash Equivalents	Amortized Cost	Fair Value (1)	Cash and Cash Equivalents
	(in millions)					
Cash	$ 685	$ 685	$ 685	$ 821	$ 821	$ 821
Level 1:						
Money market funds	382	382	382	—	—	—
Level 2:						
Term deposits	—	—	—	200	200	200
Total	$ 1,067	$ 1,067	$ 1,067	$ 1,021	$ 1,021	$ 1,021

(1)   We did not have any unrealized gains and losses related to our cash equivalents.

We generally classify cash equivalents and marketable securities, if any, within Level 1 and Level 2 as we value these financial instruments using quoted market prices (Level 1) or alternative pricing sources (Level 2). The valuation technique we use to measure the fair value of money market funds is derived from quoted prices in active markets for identical assets or liabilities. Fair values for Level 2 investments are considered "Level 2" valuations because they are obtained from independent pricing sources for identical or comparable instruments, rather than direct observations of quoted prices in active markets. Our procedures include controls to ensure that appropriate fair values are recorded, including comparing the fair values obtained from our independent pricing services against fair values obtained from another independent source.

Derivative Financial Instruments

We generally use forward contracts to reduce the effects of foreign currency exchange rate fluctuations on our cash flows for the Euro versus the U.S. Dollar. For the periods ended December 31, 2023, 2022 and 2021, respectively, our forward contracts have not been designated as hedges and generally had maturities of less than 90 days. Our outstanding or unsettled forward contracts were carried at fair value on our consolidated balance sheets at December 31, 2023 and 2022. We measure the fair value of our outstanding or unsettled derivatives using Level 2 fair value inputs, as we use a pricing model that takes into account the contract terms as well as current foreign currency exchange rates in active markets. We recognize any gain or loss resulting from the change in fair value of our forward contracts in other income (expense), net on our consolidated statement of operations, which was not material for the year ended December 31, 2023. We recorded a net gain of $4 million and $2 million for the years ended December 31, 2022 and 2021, respectively, related to our forward contracts.

The following table shows the notional principal amounts of our outstanding derivative instruments for the periods presented:

	December 31, 2023	December 31, 2022
	(in millions)	
Foreign currency exchange-forward contracts (1)(2)	$ 9	$ 18

Derivative contracts address foreign currency exchange fluctuations for the Euro versus the U.S. dollar. These outstanding derivatives are not designated as hedging instruments and have an original maturity period of 90 days or less.
(2) The fair value of our outstanding derivatives as of December 31, 2023 and 2022, respectively, was not material. The notional amount of a forward contract is the contracted amount of foreign currency to be exchanged and is not recorded on the consolidated balance sheet.

Other Financial Assets and Liabilities

As of December 31, 2023 and 2022, financial instruments not measured at fair value on a recurring basis, including accounts payable, accrued expenses and other current liabilities, and deferred merchant payables, were carried at cost on our consolidated balance sheet, which approximates their fair values because of the short-term nature of these items. Accounts receivable, including contract assets, as described below, as well as certain other financial assets, are measured at amortized cost and are carried at cost less an allowance for expected credit losses on our consolidated balance sheet to present the net amount expected to be collected.

Accounts Receivable, net

The following table provides information about the opening and closing balances of accounts receivable, including contract assets, net of allowance for expected credit losses, from contracts with customers as of the dates presented:

	December 31, 2023	December 31, 2022
	(in millions)	
Accounts receivable	$ 177	$ 173
Contract assets	15	32
Total	$ 192	$ 205

Contract assets are rights to consideration in exchange for services that we have transferred to a customer when that right is conditional on something other than the passage of time, such as commission payments that are contingent upon the completion of the service by the principal in the transaction. The difference between the opening and closing balances of our contract assets primarily results from the timing difference between when we satisfy our performance obligations and the time when the principal completes the service in the transaction. There were no significant changes in contract assets during the years ended December 31, 2023 and 2022 related to business combinations, impairments, cumulative catch-ups or other material adjustments.

Fair Value of Long-Term Debt

The following table shows the aggregate principal and fair value amount of our outstanding 2025 Senior Notes and 2026 Senior Notes as of the dates presented, which are classified as long-term debt on our consolidated balance sheet, and considered Level 2 fair value measurements. Refer to "Note 8: *Debt*" for additional information related to our 2025 Senior Notes and 2026 Senior Notes.

	December 31, 2023	December 31, 2022
	(in millions)	
2025 Senior Notes		
Aggregate principal amount	$ 500	$ 500
Carrying value amount (1)	497	495
Fair value amount (2)	502	498
2026 Senior Notes		
Aggregate principal amount	$ 345	$ 345
Carrying value amount (3)	342	341
Fair value amount (2)	304	281

(1) Net of $3 million and $5 million of unamortized debt issuance costs as of December 31, 2023 and 2022, respectively.

(2) We estimate the fair value of our outstanding 2025 Senior Notes and 2026 Senior Notes based on recently reported market transactions and/or prices for identical or similar financial instruments obtained from a third-party pricing source.
(3) Net of $3 million and $4 million of unamortized debt issuance costs as of December 31, 2023 and 2022, respectively.

The Company did not have any assets or liabilities measured at fair value on a recurring basis using Level 3 unobservable inputs at both December 31, 2023 and 2022.

Assets Measured at Fair Value on a Non-recurring Basis

Non-Marketable Investments

Equity Securities Accounted for under the Equity Method

In November 2019, the Company and Ctrip Investment Holding Ltd, a majority-owned subsidiary of Trip.com Group Limited, entered into an agreement to combine certain assets in China through the creation of a new entity, Chelsea Investment Holding Company PTE, Ltd. Tripadvisor contributed a portion of its business in China, including a long-term exclusive brand and content license and other assets, in return for a 40% equity investment in Chelsea Investment Holding Company PTE Ltd. This investment resulted in the Company recording an initial equity method investment of $41 million and a $39 million deferred income liability attributable to the brand and content license in the fourth quarter of 2019. The Company expects to earn the deferred income ratably over a 15-year period, congruent with the initial term of the brand and content license, which is recorded in other income (expense), net on the consolidated statement of operations.

The Company accounts for this minority investment under the equity method, given it has the ability to exercise significant influence over, but not control, the investee. The carrying value of this minority investment was $30 million and $32 million as of December 31, 2023 and 2022, respectively, and is included in non-marketable investments on our consolidated balance sheets. During the years ended December 31, 2023, 2022 and 2021, we recognized a loss of $2 million, $2 million and $3 million, respectively, representing our share of the investee's net loss in other income (expenses), net within the consolidated statements of operations. The Company evaluates this investment for impairment when factors indicate that a decline in the value of its investment has occurred and the carrying amount of its investment may not be recoverable. An impairment loss, based on the excess of the carrying value over the estimated fair value of the investment based on Level 3 inputs, is recognized in earnings when an impairment is deemed to be other than temporary. Due to ongoing operating losses, we performed a qualitative assessment to evaluate whether this equity investment is impaired as of December 31, 2023. During the years ended December 31, 2023, 2022 and 2021, respectively, we did not record any impairment loss on this equity investment. The remaining deferred income liability of $28 million is presented in accrued expenses and other current liabilities and other long-term liabilities on our consolidated balance sheet of $3 million and $25 million, respectively, as of December 31, 2023.

The Company has various commercial agreements with Chelsea Investment Holding Company PTE Ltd. and/or its subsidiaries. Transactions under these agreements with the equity method investee are considered related-party transactions, and were not material for the years ended December 31, 2023, 2022 and 2021, respectively.

Other Equity Investments

We also hold a minority investment in equity securities of a privately-held company, which is at an early stage of development and does not have a readily determinable fair value. As of both December 31, 2023 and 2022, the total carrying value of this investment was $2 million, and included in non-marketable investments on our consolidated balance sheets.

Our policy is to measure this equity investment at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer such observable price changes may include instances where the investee issues equity securities to new investors, thus creating a new indicator of fair value, as an example. On a quarterly basis, we perform a qualitative assessment considering impairment indicators, if any, to evaluate whether this investment is impaired and monitor for any

observable price changes. During the years ended December 31, 2023, 2022 and 2021, we did not record any impairment loss on this equity investment or note any observable price change indicators.

Other Long-Term Assets

In June 2020, the Company was issued collateralized notes (the "Notes Receivable") with a total principal amount of $20 million from a privately-held company, in exchange for an existing equity investment held in the investee by the Company, and other-long term receivables, net, which the Company held due from the same investee. The Company has classified the Notes Receivable as held-to-maturity, as the Company has concluded it has the positive intent and ability to hold the Notes Receivable until maturity, with 50% due in eight years and remaining 50% due in 10 years from issuance date or the date on which there is a change of control, whichever is earlier. The Company recorded a $5 million allowance for credit losses under GAAP during the year ended December 31, 2021, in other income (expense), net on the consolidated statement of operations, related to the Notes Receivable. As of both December 31, 2023 and 2022, the carrying value of the Notes Receivable was $9 million, net of accumulated allowance for credit losses, and is classified in other long-term assets, net on our consolidated balance sheet at amortized cost. On a quarterly basis, we perform a qualitative assessment considering impairment indicators to evaluate whether the Notes Receivable are impaired and monitor for changes to our allowance for expected credit losses.

Other non-financial assets, such as property and equipment, goodwill, intangible assets, and operating lease right-of-use assets are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements, if necessary, are based predominately on Level 3 inputs. Refer to "Note 4: *Property and Equipment, Net*", "Note 5: *Leases*" and "Note 6: *Goodwill and Intangibles Assets, Net*" for additional information regarding those assets.

NOTE 4: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following as of the dates presented:

	December 31, 2023	December 31, 2022
	(in millions)	
Capitalized website development	$ 510	$ 445
Finance lease right-of-use asset (Note 5)	114	114
Leasehold improvements	37	46
Computer equipment and purchased software	64	82
Furniture, office equipment and other	17	19
	742	706
Less: accumulated depreciation	(551)	(512)
Total	$ 191	$ 194

As of December 31, 2023 and 2022, the carrying value of our capitalized website development costs, net of accumulated amortization, was $103 million and $91 million, respectively. For the years ended December 31, 2023, 2022 and 2021, we capitalized $66 million, $56 million and $55 million, respectively, related to website development costs. For the years ended December 31, 2023, 2022 and 2021, we recorded amortization of capitalized website development costs of $55 million, $61 million and $64 million, respectively, which is included in depreciation expense on our consolidated statements of operations.

NOTE 5: LEASES

Operating and finance lease assets and liabilities consists of the following as of the dates presented:

	Presentation on Consolidated Balance Sheet	**December 31, 2023**		**December 31, 2022**	
		(in millions)			
Noncurrent Lease Assets:					
Finance lease	Property and equipment, net	$	67	$	76
Operating lease	Operating lease right-of-use-assets		15		27
	Total lease assets	$	82	$	103
Current Lease Liabilities:					
Finance lease	Accrued expenses and other current liabilities	$	6	$	6
Operating lease	Accrued expenses and other current liabilities		10		14
	Total current lease liabilities		16		20
Noncurrent Lease Liabilities:					
Finance lease	Finance lease liability, net of current portion		51		58
Operating lease	Operating lease liabilities, net of current portion		6		15
	Total noncurrent lease liabilities		57		73
	Total lease liabilities	$	73	$	93

As of December 31, 2023, we did not have any additional operating or finance leases that have not yet commenced but that create significant rights and obligations for us.

The components of lease expense were as follows for the periods presented:

	Year ended December 31,					
	2023		**2022**		**2021**	
	(in millions)					
Operating lease cost (1)	$	17	$	19	$	21
Finance lease cost:						
Amortization of right-of-use assets (2)	$	10	$	10	$	10
Interest on lease liabilities (3)		3		3		4
Total finance lease cost	$	13	$	13	$	14
Sublease income (1)		(5)		(9)		(5)
Total lease cost, net	$	25	$	23	$	30

(1) Operating lease costs, net of sublease income, are included within operating expenses in our consolidated statements of operations.
(2) Amount is included in depreciation expense in our consolidated statements of operations.
(3) Amount is included in interest expense in our consolidated statements of operations.

Additional information related to our leases is as follows for the periods presented:

	Year ended December 31,		
	2023	**2022**	**2021**
Supplemental Cash Flows Information:		(in millions)	
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows from operating leases	$ 17	$ 22	$ 25
Operating cash outflows from finance lease	4	3	3
Financing cash outflows from finance lease	8	6	6
Right-of-use assets obtained in exchange for lease liabilities:			
Operating leases	$ 4	$ 2	$ 6

	Year ended December 31,	
	2023	**2022**
Weighted-average remaining lease term:		
Operating leases	2.0 years	2.5 years
Finance lease	7.0 years	8.0 years
Weighted-average discount rate:		
Operating leases	4.1%	3.7%
Finance lease	4.5%	4.5%

Future lease payments under non-cancelable leases as of December 31, 2023 were as follows:

Year Ending December 31,	**Operating Leases**	**Finance Lease**
	(in millions)	
2024	$ 10	$ 9
2025	3	9
2026	2	9
2027	1	10
2028	—	10
Thereafter	—	19
Total future lease payments	16	66
Less imputed interest	—	(9)
Total lease liabilities	$ 16	$ 57

NOTE 6: GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

The following table summarizes our goodwill activity by reportable segment for the periods presented:

	Hotels, Media & Platform	Experiences & Dining	Other (1)	Brand Tripadvisor (in millions)	Viator	TheFork	Total
Balance as of December 31, 2021	$ 407	$ 344	$ 92	$ —	$ —	$ —	$ 843
Foreign currency translation adjustments	—	(18)	(5)	—	(1)	3	(21)
Allocation to new segments	(407)	(326)	(87)	599	120	101	—
Balance as of December 31, 2022	$ —	$ —	$ —	$ 599	$ 119	$ 104	$ 822
Foreign currency translation adjustments	—	—	—	2	1	4	7
Balance as of December 31, 2023	$ —	$ —	$ —	$ 601	$ 120	$ 108	$ 829

(1) Other consists of the combination of alternative accommodation rentals, flights, car, and cruises offerings, and did not previously constitute a reportable segment.

There were no goodwill impairment charges recognized on our consolidated statements of operations during the years ended December 31, 2023, 2022, or 2021. Refer to "Note 2: *Significant Accounting Policies*" for discussion regarding the Company's 2023 goodwill impairment assessment. As of both December 31, 2023 and 2022, accumulated goodwill impairment losses totaled $3 million, which was associated with the Brand Tripadvisor segment.

Intangibles

Intangible assets, acquired in business combinations and recorded at fair value on the date of purchase, consisted of the following as of the dates presented:

	December 31,	
	2023	2022
	(in millions)	
Intangible assets with definite lives	$ 221	$ 219
Less: accumulated amortization	(208)	(198)
Intangible assets with definite lives, net	13	21
Intangible assets with indefinite lives (1)	30	30
Total	$ 43	$ 51

(1) Indefinite-lived intangible assets include trade names and trademarks for the Tripadvisor brand.

Amortization expense for definite-lived intangible assets was $9 million, $13 million, and $20 million, for the years ended December 31, 2023, 2022 and 2021, respectively.

There were no impairment charges recognized to our consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021 related to our intangible assets. Refer to "Note 2: *Significant Accounting Policies*" for discussion regarding the Company's 2023 indefinite-lived intangible impairment assessment.

The following table presents the components of our intangible assets with definite lives as of the dates presented:

	Weighted Average Remaining Life (in years)	December 31, 2023				December 31, 2022			
		Gross			Net	Gross			Net
		Carrying Amount	Accumulated Amortization (in millions)		Carrying Amount	Carrying Amount	Accumulated Amortization (in millions)		Carrying Amount
Trade names and trademarks	0.9	$ 48	$ (45)	$	3	$ 47	$ (40)	$	7
Customer lists and supplier relationships	3.8	97	(90)		7	95	(87)		8
Subscriber relationships	2.3	34	(33)		1	34	(33)		1
Technology and other	1.8	42	(40)		2	43	(38)		5
Total	2.7	$ 221	$ (208)	$	13	$ 219	$ (198)	$	21

Our definite-lived intangible assets are being amortized on a straight-line basis. The straight-line method of amortization is currently our best estimate, or approximates to date, the distribution of the economic use of these intangible assets.

The estimated amortization expense for intangible assets with definite lives for each of the next five years, and the expense thereafter, assuming no subsequent impairment of the underlying assets or change in estimate of remaining lives, is expected to be as follows (in millions):

2024	$	6
2025		3
2026		2
2027		2
2028		—
2029 and thereafter		—
Total	$	13

NOTE 7: ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of the dates presented:

	December 31, 2023	December 31, 2022
	(in millions)	
Accrued salary, bonus, and other employee-related benefits	$ 70	$ 65
Accrued marketing costs	67	68
Interest payable (1)	17	17
Income taxes payable - current (2)	6	16
Finance lease liability - current portion (3)	6	6
Operating lease liabilities - current portion (3)	10	14
Restructuring and other related reorganization costs (4)	13	—
Non-income taxes payable	16	7
Other	53	54
Total	$ 258	$ 247

(1) Amount relates primarily to unpaid interest accrued on our 2025 Senior Notes. Refer to "Note 8: *Debt*" for further information.
(2) Refer to "Note 10: *Income Taxes*" for further information regarding our income tax liabilities.
(3) Refer to "Note 5: *Leases*" for further information regarding our lease obligations.
(4) During the third quarter of 2023, the Company approved and subsequently initiated a set of actions across its businesses in order to reduce its cost structure, improve operational efficiencies, and realign its workforce with its strategic initiatives. These actions taken by the Company resulted in reduced global headcount. As a result, the Company incurred estimated pre-tax restructuring and other related reorganization costs of $22 million during the year ended December 31, 2023, consisting primarily of employee severance and related benefits. Potential job position eliminations in each country remain subject to local law and consultation requirements, which have extended beyond 2023 in certain countries. Therefore, actual costs incurred may differ

from estimated costs recorded as of December 31, 2023. We expect the majority of remaining unpaid costs as of December 31, 2023 to be disbursed during the first quarter of 2024.

The following table summarizes our restructuring and other related reorganization costs for the year ended December 31, 2023:

	Carrying Value
	(in millions)
Accrued liability as of December 31, 2022	$ —
Charges	22
Payments	(9)
Accrued liability as of December 31, 2023	$ 13

NOTE 8: DEBT

The Company's outstanding debt consisted of the following as of the dates presented:

December 31, 2023	Outstanding Principal Amount		Unamortized Debt Issuance Costs		Carrying Value	
	(in millions)					
Long-Term Debt:						
2025 Senior Notes	$	500	$	(3)	$	497
2026 Senior Notes		345		(3)		342
Total Long-Term Debt	$	845	$	(6)	$	839

December 31, 2022	Outstanding Principal Amount		Unamortized Debt Issuance Costs		Carrying Value	
	(in millions)					
Long-Term Debt:						
2025 Senior Notes	$	500	$	(5)	$	495
2026 Senior Notes		345		(4)		341
Total Long-Term Debt	$	845	$	(9)	$	836

Credit Facility

We are party to a credit agreement with a group of lenders initially entered into in June 2015 and amended and restated in June 2023 (as amended, the "Credit Agreement"), which, among other things, provides for a $500 million secured revolving credit facility (the "Credit Facility"). As of December 31, 2023 and 2022, we had no outstanding borrowings from the Credit Facility. In addition, the Credit Facility includes $15 million of borrowing capacity available for letters of credit and $40 million for swing-line borrowings on same-day notice. As of December 31, 2023 and 2022, we had issued $4 million of undrawn standby letters of credit under the Credit Facility. For the years ended December 31, 2023, 2022 and 2021, we recorded total commitment fees on the Credit Facility of $1 million, $1 million and $3 million, respectively, to interest expense on our consolidated statements of operations. The Credit Agreement, among other things, requires us to maintain a maximum total net leverage ratio and contains certain customary affirmative and negative covenants and events of default, including a change of control. As of December 31, 2023 and 2022, the Company was in compliance with its existing covenants.

We amended the Credit Facility during 2020 to, among other things: suspend the leverage ratio covenant for quarterly testing of compliance beginning in the second quarter of 2020, replacing it with a minimum liquidity covenant through June 30, 2021 (requiring the Company to maintain $150 million of unrestricted cash, cash equivalents and short-term investments less deferred merchant payables plus available revolver capacity), until the earlier of (a) the first day after June 30, 2021 through maturity on which borrowings and other revolving credit utilizations under the revolving commitments exceed $200 million, and (b) the election of the Company, at which time the leverage ratio covenant will be reinstated (the "Leverage Covenant Holiday").

On May 8, 2023, the Company declared a "Covenant Changeover Date" (as defined in the Credit Agreement as in effect prior to the amendment and restatement), thereby declaring the Company out of the Leverage Covenant Holiday and no longer subject to certain of the restrictive covenants contained in the Credit Agreement. Following that, on June 29, 2023, we amended and restated the Credit Agreement (the "Restated Credit Agreement") to, among other things, (i) extend the maturity date of the Credit Facility from May 12, 2024 to June 29, 2028 (unless, on any date that is 91 days prior to the final scheduled maturity date in respect of any indebtedness outstanding under certain "specified debt," the aggregate outstanding principal amount of such specified debt is $200 million or more, then the maturity date will be such business day); (ii) maintain the aggregate amount of revolving commitments available at $500 million; (iii) increase the total net leverage ratio from 3.5 to 1.0 to 4.5 to 1.0; and (iv) replace the LIBOR interest rate benchmark with a secured overnight financing rate ("SOFR") interest rate benchmark.

The Company may borrow from the Credit Facility in U.S dollars, Euros and Sterling. Borrowings under the Credit Facility generally bear interest, at the Company's option, at a rate per annum equal to either (i) the Adjusted Term SOFR rate for the interest period in effect for such borrowing in U.S. dollars, the EURIBO rate for the interest period in effect for such borrowings in Euro and the Daily Simple SONIA rate for the interest period in effect for such borrowings in Sterling; plus, in each case, an applicable margin ranging from 1.75% to 2.50% ("Term Benchmark/RFP Spread"), based on the Company's total net leverage ratio; or (ii) the Alternate Base Rate ("ABR"), which is the greatest of (a) the Prime Rate in effect on such day, (b) the New York Fed Bank Rate in effect on such day plus 1/2 of 1.00% per annum, and (c) the Adjusted Term SOFR for an interest period of one month as published two US Government Securities Business Days prior to such day (or if such day is not a US Government Securities Business Day, the immediately preceding US Government Securities Business Day) plus 1.00% plus an applicable margin ranging from 0.75% to 1.50%, based on the Company's total net leverage ratio. In addition, we are required to pay a quarterly commitment fee, at an applicable rate ranging from 0.25% to 0.40%, on the daily unused portion of the Credit Facility for each fiscal quarter and in connection with the issuance of letters of credit. As of December 31, 2023, our unused revolver capacity was subject to a commitment fee of 0.25%, given the Company's total net leverage ratio.

In connection with the Restated Credit Agreement, we incurred lender fees and other debt financing costs of approximately $3 million. These costs were capitalized as deferred financing costs in other long-term assets on our consolidated balance sheet, while deferred financing costs incurred in previous amendments, which were immediately recognized to interest expense on our consolidated statements of operations, were not material. As of December 31, 2023 and 2022, the Company had $4 million and $2 million, respectively, remaining in deferred financing costs in connection with the Credit Facility. These costs will be amortized over the remaining term of the Credit Facility, using the effective interest rate method, and recorded to interest expense on our consolidated statement of operations.

There is no specific repayment date prior to the maturity date for any borrowings under the Credit Agreement. We may voluntarily repay any outstanding borrowing under the Credit Facility at any time without premium or penalty, other than customary breakage costs with respect to Term Benchmark loans. Additionally, the Company believes that the likelihood of the lender exercising any subjective acceleration rights, which would permit the lenders to accelerate repayment of any outstanding borrowings, is remote. As such, we intend to classify any future borrowings under this facility as long-term debt. The Credit Agreement contains a number of covenants that, among other things, restrict our ability to incur additional indebtedness, create liens, enter into sale and leaseback transactions, engage in mergers or consolidations, sell or transfer assets, pay dividends and distributions, make investments, loans or advances, prepay certain subordinated indebtedness, make certain acquisitions, engage in certain transactions with affiliates, amend material agreements governing certain subordinated indebtedness, and change our fiscal year. In addition, to secure the obligations under the Credit Agreement, the Company and certain subsidiaries have granted security interests and liens in and on substantially all of their assets as well as pledged shares of certain of the Company's subsidiaries. If an event of default occurs, the lenders under the Credit Agreement will be entitled to take various actions, including the acceleration of all amounts due under the Credit Facility.

2025 Senior Notes

On July 9, 2020, the Company completed the sale of $500 million aggregate principal amount of 7.0% Senior Notes due 2025 (the "2025 Senior Notes"), pursuant to a purchase agreement, dated July 7, 2020, among the Company, the guarantors party thereto and the initial purchasers party thereto in a private offering to qualified institutional buyers. The 2025 Senior Notes were issued pursuant to an indenture, dated July 9, 2020 (the "2025 Indenture"), among the Company, the guarantors and the trustee. The 2025 Indenture provides, among other things, that interest is payable on the 2025 Senior Notes semiannually on January 15 and July 15 of each year, and continues until their maturity date of July 15, 2025. The 2025 Senior Notes are senior unsecured obligations of the Company and are guaranteed by certain of the Company's domestic subsidiaries.

The Company has the option to redeem all or a portion of the 2025 Senior Notes at any time on or after July 15, 2022 at the redemption prices set forth in the 2025 Indenture, plus accrued and unpaid interest, if any. Subject to certain limitations, in the event of a Change of Control Triggering Event (as defined in the 2025 Indenture), the Company will be required to make an offer to purchase the 2025 Senior Notes at a price equal to 101% of the aggregate principal amount of the 2025 Senior Notes repurchased, plus accrued and unpaid interest, if any, to the date of repurchase. These features have been evaluated as embedded derivatives under GAAP; however, the Company has concluded they do not meet the requirements to be accounted for separately.

As of both December 31, 2023 and 2022, unpaid interest on our 2025 Senior Notes was $16 million and was included in accrued expenses and other current liabilities on our consolidated balance sheets, and $35 million was recorded as interest expense on our consolidated statements of operations for each of the years ended December 31, 2023, 2022 and 2021.

The 2025 Indenture contains covenants that, among other things and subject to certain exceptions and qualifications, restrict the ability of the Company and certain of its subsidiaries to incur or guarantee additional indebtedness or issue disqualified stock or certain preferred stock; pay dividends and make other distributions or repurchase stock; make certain investments; create or incur liens; sell assets; create restrictions affecting the ability of restricted subsidiaries to make distributions, loans or advances or transfer assets to the Company or the restricted subsidiaries; enter into certain transactions with the Company's affiliates; designate restricted subsidiaries as unrestricted subsidiaries; and merge, consolidate or transfer or sell all or substantially all of the Company's assets.

2026 Senior Notes

On March 25, 2021, we entered into a purchase agreement for the sale of $300 million aggregate principal amount of 0.25% Convertible 2026 Senior Notes due 2026 (the "2026 Senior Notes") in a private offering to qualified institutional buyers. The 2026 Senior Notes included an over-allotment option that provided the initial purchasers of the 2026 Senior Notes with the option to purchase an additional $45 million aggregate principal amount of the 2026 Senior Notes; such over-allotment option was fully exercised. In connection with the issuance of the 2026 Senior Notes, the Company entered into an Indenture, dated March 25, 2021 (the "2026 Indenture"), among the Company, the guarantors party thereto and the trustee. The terms of the 2026 Senior Notes are governed by the 2026 Indenture. The 2026 Senior Notes mature on April 1, 2026, unless earlier converted, redeemed or repurchased. The 2026 Senior Notes are senior unsecured obligations of the Company, although guaranteed by certain of the Company's domestic subsidiaries, with interest payable semiannually in arrears on April 1 and October 1 of each year, which began on October 1, 2021. As of December 31, 2023 and 2022, unpaid interest on our 2026 Senior Notes was not material.

The 2026 Senior Notes will be redeemable, in whole or in part, at our option at any time, and from time to time, on or after April 1, 2024 and on or before the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the 2026 Senior Notes to be redeemed, plus accrued and unpaid interest, if any, but only if the last reported sale price per share of our common stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice. In addition, calling any such note for redemption will constitute a make-whole fundamental change with respect to that note, in which case the conversion rate applicable to the conversion of that note will be increased in certain circumstances if it is converted after it is called for redemption.

The 2026 Senior Notes are unconditionally guaranteed, on a joint and several basis, by the guarantors on a senior, unsecured basis. The 2026 Senior Notes are our general senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, and senior in right of payment to all of our future subordinated indebtedness. The 2026 Senior Notes will be effectively subordinated to any of our existing and future secured indebtedness, including borrowings under the Credit Facility, to the extent of the value of the assets securing such indebtedness.

Holders may convert their 2026 Senior Notes at any time prior to the close of business on the business day immediately preceding January 1, 2026, in multiples of $1,000 principal amount, only under the following conditions and circumstances:

- during any calendar quarter commencing after the calendar quarter ending on June 30, 2021 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

- during the five business day period after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of 2026 Senior Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; or

- upon the occurrence of specified corporate events as described in the 2026 Indenture.

In addition, holders may convert their 2026 Senior Notes, in multiples of $1,000 principal amount, at their option at any time beginning on or after January 1, 2026, and prior to the close of business on the second scheduled trading day immediately preceding the stated maturity date of the 2026 Senior Notes, without regard to the foregoing circumstances.

The initial conversion rate for the 2026 Senior Notes is 13.5483 shares of common stock per $1,000 principal amount of 2026 Senior Notes, which is equivalent to an initial conversion price of approximately $73.81 per share of common stock, or approximately 4.7 million shares of common stock, subject to adjustment upon the occurrence of certain specified events as set forth in the 2026 Indenture. Upon conversion, the Company may choose to pay or deliver, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock.

The Company accounts for the 2026 Senior Notes as a liability measured at its amortized cost, and no other features of the 2026 Senior Notes are bifurcated and recognized as a derivative. The proceeds from the issuance of the 2026 Senior Notes were approximately $340 million, net of debt issuance costs of $5 million comprised primarily of the initial purchasers' discount, and the Company used a portion of the proceeds from the 2026 Senior Notes to enter into capped call transactions, as discussed below. The Company intends to use the remainder of the proceeds from this offering for general corporate purposes, which may include repayment of debt, including the partial redemption and/or purchase of our 2025 Senior Notes prior to maturity. The debt issuance costs are being amortized over the remaining term of the 2026 Senior Notes, using the effective interest rate method, and recorded to interest expense on our consolidated statement of operations. During the years ended December 31, 2023, 2022 and 2021, our effective interest rate on our 2026 Senior Notes, including debt issuance costs, was approximately 0.40%, 0.47% and 0.53%, respectively, and $1 million was recorded as interest expense on our consolidated statements of operations for each of the years ended December 31, 2023, 2022 and 2021.

The 2026 Senior Notes are unsecured and do not contain any financial covenants, restrictions on dividends, incurrence of senior debt or other indebtedness, or restrictions on the issuance or repurchase of securities by the Company.

Capped Call Transactions

In connection with the issuance of the 2026 Senior Notes, the Company entered into privately negotiated capped call transactions (the "Capped Calls") with certain of the initial purchasers of the 2026 Senior Notes and/or their respective affiliates and/or other financial institutions (the "Option Counterparties") at a cost of approximately $35 million. The Capped Calls are separate transactions entered into by the Company with each of the Option Counterparties, and are not part of the terms of the 2026 Senior Notes and therefore will not affect any noteholder's rights under the 2026 Senior Notes. Noteholders will not have any rights with respect to the Capped Calls.

The Capped Calls cover, subject to anti-dilution adjustments, substantially similar to those applicable to the conversion rate of the 2026 Senior Notes, the number of shares of common stock initially underlying the 2026 Senior Notes, or up to approximately 4.7 million shares of our common stock. The Capped Calls are expected generally to reduce potential dilution to the common stock upon any conversion of 2026 Senior Notes and/or offset any potential cash payments the Company is required to make in excess of the principal amount of such converted 2026 Senior Notes, as the case may be, with such reduction and/or offset subject to a cap. The strike price of the Capped Calls is $73.81, while the cap price of the Capped Calls will initially be $107.36 per share of our common stock, which represents a premium of 100% over the close price of our common stock of $53.68 per share on March 22, 2021 and is subject to certain customary adjustments under the terms of the Capped Calls.

The Capped Calls are considered indexed to our own stock and are considered equity classified under GAAP, and included as a reduction to additional paid-in-capital within stockholders' equity on our consolidated balance sheet as of both December 31, 2023 and 2022. The Capped Calls are not accounted for as derivatives and their fair value is not remeasured each reporting period. In addition, upon entering into the Capped Calls we recorded an associated deferred tax asset of $9 million, as we made an income tax election allowable under the IRS regulations in order to recover the cost of the Capped Calls as interest expense for income tax purposes only over the term of the 2026 Senior Notes.

NOTE 9: OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following as of the dates presented:

	December 31, 2023		December 31, 2022	
	(in millions)			
Unrecognized tax benefits (1)	$	153	$	204
Deferred gain on equity method investment (2)		25		28
Long-term income taxes payable (3)		15		27
Other		4		6
Total	$	197	$	265

(1) Refer to "Note 10: *Income Taxes*" for information regarding our unrecognized tax benefits. Amounts include accrued interest related to this liability.

(2) Amount relates to long-term portion of a deferred income liability recorded as a result of an equity method investment made in the fourth quarter of 2019. Refer to "Note 3: *Financial Instruments and Fair Value Measurements*" for additional information.

(3) Amount relates to the long-term portion of transition tax payable related to the 2017 Tax Act. Refer to "Note 10: *Income Taxes*," for additional information.

NOTE 10: INCOME TAXES

The following table presents a summary of our domestic and foreign income (loss) before income taxes for the periods presented:

| | Year Ended December 31, | | |
| | 2023 | 2022 | 2021 |
	(in millions)		
Domestic	$ 95	$ 37	$ (127)
Foreign	30	30	(58)
Income (loss) before income taxes	$ 125	$ 67	$ (185)

The components of our provision (benefit) for income taxes consisted of the following for the periods presented:

| | Year Ended December 31, | | |
| | 2023 | 2022 | 2021 |
	(in millions)		
Current income tax expense (benefit):			
Federal	$ 94	$ 37	$ 6
State	25	3	(1)
Foreign	21	26	2
Current income tax expense (benefit)	140	66	7
Deferred income tax expense (benefit):			
Federal	(9)	(19)	(21)
State	6	1	(5)
Foreign	(22)	(1)	(18)
Deferred income tax expense (benefit)	(25)	(19)	(44)
Provision (benefit) for income taxes	$ 115	$ 47	$ (37)

The significant components of our deferred tax assets and deferred tax liabilities consisted of the following as of the dates presented:

	December 31,		
	2023		2022
	(in millions)		
Deferred tax assets:			
Stock-based compensation	$	14	$	28
Net operating loss carryforwards		96		83
Provision for accrued expenses		8		6
Lease financing obligation		13		17
Foreign advertising spend		14		14
Tax credit carryforward		10		7
Capitalized research expenses		52		39
Interest carryforward		32		53
Other		14		19
Total deferred tax assets	$	253	$	266
Less: valuation allowance		(106)		(114)
Net deferred tax assets	$	147	$	152
Deferred tax liabilities:			
Intangible assets	$	(42)	$	(48)
Property and equipment		(3)		(6)
Prepaid expenses		(4)		(4)
Building - corporate headquarters		(12)		(16)
Other		(1)		(1)
Total deferred tax liabilities	$	(62)	$	(75)
Net deferred tax asset (liability)	$	85	$	77

At December 31, 2023, we had federal, state, and foreign net operating loss carryforwards ("NOLs") of approximately $2 million, $54 million, and $364 million, respectively. U.S. federal NOLs of $2 million expire at various times starting from 2029. State NOLs of $11 million may be carried forward indefinitely, while the remaining state NOLs of $43 million expire at various times starting from 2024. Foreign NOLs of $339 million may be carried forward indefinitely, while the remaining foreign NOLs of $25 million expire at various times starting from 2024.

As of December 31, 2023, we had a valuation allowance of approximately $106 million related to certain NOL carryforwards and other foreign deferred tax assets for which it is more likely than not, the tax benefit will not be realized. This amount represented a decrease of $8 million, as compared to the balance as of December 31, 2022. The decrease was primarily related to a change in a deferred tax asset in our U.K. subsidiaries.

Except for such foreign deferred tax assets, discussed above, we expect to realize all of our deferred tax assets. Due to economic uncertainty and global inflationary pressures, we will continue to monitor our financial performance to determine if the valuation allowance against our deferred tax assets may be necessary in the future.

A reconciliation of the provision (benefit) for income taxes to the amounts computed by applying the statutory federal income tax rate to income (loss) before income taxes is as follows for the periods presented:

	Year Ended December 31,		
	2023	2022	2021
	(in millions)		
Income tax expense at the federal statutory rate	$ 26	$ 14	$ (39)
Foreign rate differential (1)	—	—	(14)
State income taxes, net of effect of federal tax benefit	6	5	(2)
Unrecognized tax benefits and related interest	27	17	4
IRS audit settlement	31	—	—
Transfer pricing reserve adjustment	24	—	—
FDII, GILTI and other provisions	(9)	(2)	—
Research tax credit	(4)	(2)	(7)
Stock-based compensation	22	11	(1)
Change in valuation allowance	(6)	5	8
Executive compensation	2	1	6
Other, net	(4)	(2)	8
Provision (benefit) for income taxes	$ 115	$ 47	$ (37)

(1)   During 2021, intercompany debt was extinguished, which resulted in a reduction of our overall foreign rate differential.

The CARES Act allowed the Company to carryback our U.S. federal NOLs incurred in 2020, generating an expected U.S. federal tax benefit of $76 million, of which $64 million was refunded during the year ended December 31, 2022 ($15 million of this refund is recorded in other long-term liabilities on our consolidated balance sheet as of December 31, 2023, reflecting future transition tax payments to be made by the Company related to the 2017 Tax Act). The remaining refund of $12 million is included in accrued expenses and other current liabilities on our consolidated balance sheet as of December 31, 2023 and 2022, and is expected to be received during the year ending December 31, 2024.

In addition, certain governments have passed legislation to assist businesses during the COVID-19 pandemic through loans, wage subsidies, wage tax relief or other financial aid. We participated in several of these programs, including the CARES Act in the U.S., the United Kingdom's job retention scheme, as well as similar programs in other global jurisdictions. In addition, in certain countries, such as within the European Union, Singapore, Australia, and other global jurisdictions, we also participated in programs where government assistance was in the form of wage subsidies and reductions in wage-related employer taxes paid by us. We recognize these government assistance benefits when there is a reasonable assurance of compliance with the conditions associated with the assistance and the amount is received. During the years ended December 31, 2022 and 2021, we recognized government grants and other assistance benefits of $12 million and $9 million, respectively, while this amount was not material during the year ended December 31, 2023. These amounts are not income tax related and were recorded as a reduction of personnel and overhead costs within operating expenses in the consolidated statements of operations. The Company does not expect any additional future benefits of this nature.

Due to the one-time transition tax on the deemed repatriation of undistributed foreign subsidiary earnings and profits in 2017, the majority of previously unremitted earnings have been subjected to U.S. federal income tax. To the extent future distributions from these subsidiaries will be taxable, a deferred tax liability has been accrued which was not material as of December 31, 2023. As of December 31, 2023, $483 million of our cumulative undistributed foreign earnings were no longer considered to be indefinitely reinvested.

For purposes of governing certain of the ongoing relationships between Tripadvisor and Expedia at and after the Spin-Off, and to provide for an orderly transition, Tripadvisor and Expedia entered into various agreements at the time of the Spin-Off, and Tripadvisor has satisfied its obligations under such agreements. However, Tripadvisor continues to be subject to certain post Spin-Off obligations under the Tax Sharing Agreement. Under the Tax Sharing Agreement between Tripadvisor and Expedia, Tripadvisor is generally required to indemnify Expedia for any taxes resulting from the Spin-Off (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts resulted from (i) any act or failure to act by Tripadvisor described in the covenants in the tax sharing agreement, (ii) any acquisition of Tripadvisor equity securities or assets or those of a member of the Tripadvisor group, or (iii) any failure of the representations with respect to Tripadvisor or any member of our group to be true or any breach by Tripadvisor or any member of the Tripadvisor group of any covenant, in each case, which is contained in the separation documents or in the documents relating to the IRS private letter ruling and/or the opinion of counsel.

We are currently under examination by the IRS for the 2014 through 2016 and 2018 tax years and have various ongoing audits for foreign and state income tax returns. These audits include questions regarding or review of the timing and amount of income and deductions and the allocation of income among various tax jurisdictions. These examinations may lead to proposed or ordinary course adjustments to our taxes. We are no longer subject to tax examinations by tax authorities for years prior to 2014. As of December 31, 2023, no material assessments have resulted, except as noted below regarding our 2009, 2010, and 2011 IRS audit with Expedia, our 2014 through 2016 standalone IRS audit, and our 2012 through 2016 HM Revenue & Customs ("HMRC") audit.

As disclosed in previous filings, including in our Annual Report on Form 10-K for the year ended December 31, 2022, we received Notices of Proposed Adjustments ("NOPA") from the IRS with respect to income tax returns filed by Expedia when Tripadvisor was part of Expedia Group's consolidated income tax return for the 2009, 2010, and 2011 tax years. The assessment was related to certain transfer pricing arrangements with foreign subsidiaries, for which we had requested competent authority assistance under the Mutual Agreement Procedure ("MAP") for the 2009 through 2011 tax years. In January 2023, we received a final notice from the IRS regarding a MAP settlement for the 2009 through 2011 tax years, which the Company accepted in February 2023. In the first quarter of 2023, we recorded additional income tax expense as a discrete item, inclusive of interest, of $31 million specifically related to this settlement. During the first quarter of 2023, we reviewed the impact of the acceptance of this settlement position against our existing transfer pricing income tax reserves for the subsequent tax years, which resulted in incremental income tax expense, inclusive of estimated interest, of $24 million. The total impact of these adjustments resulted in an incremental income tax expense of $55 million, which was recognized during the three months ended March 31, 2023. During the three months ended June 30, 2023, we made a U.S. federal tax payment of $113 million, inclusive of interest, to Expedia related to this IRS audit settlement, pursuant to the Tax Sharing Agreement with Expedia. During the three months ended September 30, 2023, we received the expected competent authority refund of $49 million, inclusive of interest income. We anticipate the federal tax benefits, net of remaining state tax payments due, associated with this IRS audit settlement will be substantially settled during 2024, resulting in an estimated net cash inflow of $5 million to $10 million.

Separately, during August 2020, we received a NOPA from the IRS for the 2014, 2015, and 2016 tax years. These proposed adjustments pertain to certain transfer pricing arrangements with our foreign subsidiaries. We disagree with the proposed adjustments, and we intend to defend our position through applicable administrative and, if necessary, judicial remedies. In addition to the risk of additional tax for the years discussed above, if the IRS were to seek transfer pricing adjustments of a similar nature for transactions in subsequent years, we may be subject to significant additional tax liabilities. We have previously requested competent authority assistance under MAP for the tax years 2014 through 2016. We reviewed our transfer pricing reserves as of December 31, 2023 and, based on the facts and circumstances that existed as of the reporting date, consider them to be the Company's best estimate as of December 31, 2023. In January 2024, we received notification of a MAP resolution agreement for the 2014 through 2016 tax years, which we accepted in February 2024. We anticipate this will result in an increase to our worldwide income tax expense in an estimated range of $30 million to $60 million in the first quarter of 2024, and will result in an estimated net operating cash outflow of $80 million to $130 million expected during 2024. These estimated ranges take into consideration competent authority relief, existing income tax reserves, transition tax regulations and estimated interest expense. This MAP resolution supersedes the NOPA for 2014 through 2016 from the IRS, described above. We will review the impact of this resolution in relation to our transfer pricing income tax reserves for the subsequent open tax years during the first quarter of 2024. Based on this new information received subsequent to December 31, 2023, adjustments for the open tax years subsequent to 2016 may also occur, which could be material.

As of December 31, 2022, we had recorded $204 million of unrecognized tax benefits, inclusive of interest, classified as other long-term liabilities on our consolidated balance sheet. As a result of the Company's acceptance of MAP with the IRS for the tax years 2009 through 2011, and its impact on other ongoing IRS audits, as described above, during the first quarter of 2023, we reduced this unrecognized tax benefits liability by $59 million, reclassifying this balance to accrued expenses and other current liabilities on our consolidated balance sheet, which was subsequently paid during 2023. We also reduced our long-term income taxes receivable by $45 million, representing our estimate of competent authority relief, or payment due from a foreign jurisdiction, which was received during the third quarter of 2023, as noted above, previously recorded to other long-term assets on our consolidated balance sheet as of December 31, 2022.

In January 2021, we received from HMRC an issue closure notice relating to adjustments for 2012 through 2016 tax years. These proposed adjustments are related to certain transfer pricing arrangements with our foreign subsidiaries and would result in an increase to our worldwide income tax expense in an estimated range of $25 million to $35 million, exclusive of interest expense, at the close of the audit if HMRC prevails. We disagree with the proposed adjustments and we intend to defend our position through applicable administrative and, if necessary, judicial remedies. Our policy is to review and update tax reserves as facts and circumstances change.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows during the periods presented:

	December 31,					
	2023		2022		2021	
			(in millions)			
Balance, beginning of year	$	157	$	144	$	144
Increases to tax positions related to the current year		8		5		5
Increases to tax positions related to the prior year		17		29		1
Decreases due to lapsed statute of limitations		—		(20)		—
Decreases due to tax positions related to the prior year		(6)		(1)		—
Settlements during current year		(40)		—		(6)
Balance, end of year	$	136	$	157	$	144

As of December 31, 2023, we had $153 million of unrecognized tax benefits, inclusive of interest, which is classified as long-term and primarily included in other long-term liabilities on our consolidated balance sheet. The amount of unrecognized tax benefits, if recognized, would reduce income tax expense by $114 million, due to correlative adjustments in other tax jurisdictions. We recognize interest and penalties related to unrecognized tax benefits in income tax expense on our consolidated statement of operations. As of December 31, 2023, total gross interest accrued was $50 million, of which $45 million was recorded in unrecognized tax benefits in other long-term liabilities and $5 million was recorded in income taxes receivable in other long-term assets, net on the consolidated balance sheet. As of December 31, 2022, total gross interest accrued was $47 million and was recorded to unrecognized tax benefits in other long-term liabilities on the consolidated balance sheet.

NOTE 11: COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, we have contractual obligations and commercial commitments that include expected interest payments on our 2026 Senior Notes and 2025 Senior Notes, expected commitment fees on our Credit Facility, and non-cancellable long-term purchase obligations, as summarized in the table below. The expected amounts and timing of payments discussed below were estimated based on information available to us as of December 31, 2023.

			By Period						
	Total		Less than 1 year		1 to 3 years		3 to 5 years		More than 5 years
					(in millions)				
Expected interest payments on 2025 Senior Notes (1)	$	55	$	36	$	19	$	—	$	—
Expected interest payments on 2026 Senior Notes (2)		2		1		1		—		—
Expected commitment fee payments on Credit Facility (3)		6		1		3		2		—
Purchase obligations and other (4)		42		21		20		1		—
Total (5)	$	105	$	59	$	43	$	3	$	—

(1)   Expected interest payments on our 2025 Senior Notes are based on a fixed interest rate of 7.0% as of December 31, 2023 and assumes that our existing debt is repaid at maturity. Refer to "Note 8: *Debt*" for additional information on our 2025 Senior Notes.

(2)   Expected interest payments on our 2026 Senior Notes are based on a fixed interest rate of 0.25% as of December 31, 2023 and assumes that our existing debt is repaid at maturity. Refer to "Note 8: *Debt*" for additional information on our 2026 Senior Notes.

(3)   Expected commitment fee payments are based on the daily unused portion of our Credit Facility, issued letters of credit, and the effective commitment fee rate as of December 31, 2023; however, these variables could change significantly in the future. Refer to "Note 8: *Debt*" for additional information on our Credit Facility.

(4)   Estimated purchase obligations that are fixed and determinable, primarily related to telecommunication and licensing contracts, with various expiration dates through approximately June 2029. These contracts have non-cancelable terms or are cancelable only upon payment of significant penalty. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

(5)   Excluded from the table was $4 million of undrawn standby letters of credit, primarily as security deposits for certain property leases as of December 31, 2023.

Legal Proceedings

In the ordinary course of business, we are party to legal, regulatory and administrative matters, including threats thereof, arising out of, or in connection with our operations. These matters may involve claims involving, but not limited to, intellectual property rights (including privacy rights and alleged infringement of third-party intellectual property rights), tax matters (including value-added, excise, transient occupancy and accommodation taxes), regulatory compliance (including competition, consumer protection matters and data privacy or cybersecurity matters), defamation and reputational claims, personal injury claims, labor and employment matters and commercial disputes. Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. We record the estimated loss in our consolidated statements of operations when (i) it is probable that an asset has been impaired or a liability has been incurred; and (ii) the amount of the loss can be reasonably estimated and is material. We provide disclosures in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the consolidated financial statements. We base accruals on the best information available at the time, which can be highly subjective. Although occasional adverse decisions or settlements may occur, we do not believe that the final disposition of any of these matters will have a material adverse effect on our business. However, the final outcome of these matters could vary significantly from our estimates. Finally, there may be claims or actions pending or threatened against us of which we are currently not aware and the ultimate disposition of which could have a material adverse effect on us. All legal fees incurred by the Company related to any regulatory and legal matters are expensed in the period incurred.

Income and Non-Income Taxes

We are under audit by the IRS and various other domestic and foreign tax authorities with regards to income tax and non-income tax matters. We have reserved for potential adjustments that may result from examinations by, or any negotiated agreements with, these tax authorities. Although we believe our tax estimates are reasonable, the final determination of audits could be materially different from our historical tax provisions and accruals. The results of an audit could have a material effect on our financial position, results of operations, or cash flows in the period for which that determination is made. Refer to "Note 10: *Income Taxes*" for further information on potential contingencies surrounding income taxes.

NOTE 12: EMPLOYEE BENEFIT PLANS

Retirement Savings Plan

The Tripadvisor Retirement Savings Plan (the "401(k) Plan"), qualifies under Section 401(k) of the Internal Revenue Code. The 401(k) Plan allows participating employees, which includes most of our U.S. employees, to make contributions of a specified percentage of their eligible compensation. Participating employees may contribute up to 50% of their eligible salary on a pre-tax basis, but not more than statutory limits. Employee-participants age 50 and over may also contribute an additional amount of their salary on a pre-tax tax basis up to the IRS Catch-Up Provision Limit (or "catch-up contributions"). Employees may also contribute into the 401(k) Plan on an after-tax basis up (or "Roth 401(k) contributions") to an annual maximum of 10%. The 401(k) Plan has an automatic enrollment feature at 6% pre-tax. We match 50% of the first 6% of employee contributions to the plan for a maximum employer contribution of 3% of a participant's eligible earnings. The catch-up contributions are not eligible for employer matching contributions. The matching contributions portion of an employee's account, vests after two years of service. Additionally, at the end of the 401(k) Plan year, we make a discretionary matching contribution to eligible participants. This additional discretionary matching employer contribution (or "true up") is limited to match only contributions up to 3% of eligible compensation.

We also have various defined contribution plans for our non-U.S. employees. Our contribution to the 401(k) Plan and our non-U.S. defined contribution plans which are recorded in our consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021 were $12 million, $11 million, and $10 million, respectively.

Deferred Compensation Plan for Non-Employee Directors

The Company has a deferred compensation plan for non-employee directors (the "Deferred Compensation Plan"). Under the Deferred Compensation Plan, eligible directors who defer their directors' fees may elect to have such deferred fees (i) applied to the purchase of share units, representing the number of shares of our common stock that could have been purchased on the date such fees would otherwise be payable, or (ii) credited to a cash fund. The cash fund will be credited with interest at an annual rate equal to the weighted average prime or base lending rate of a financial institution selected in accordance with the terms of the Deferred Compensation Plan and applicable law. Upon termination of service as a director of Tripadvisor, a director will receive (i) with respect to share units, such number of shares of our common stock as the share units represent, and (ii) with respect to the cash fund, a cash payment. Payments upon termination will be made in either one lump sum or up to five annual installments, as elected by the eligible director at the time of the deferral election.

Under the Deferred Compensation Plan, 100,000 shares of Tripadvisor common stock are available for issuance to non-employee directors. From the inception of the Deferred Compensation Plan through December 31, 2023, a total of 557 shares have been issued for such purpose.

Executive Severance Plan and Summary Plan Description

The Company also maintains its Executive Severance Plan and Summary Plan Description (the "Severance Plan") which is applicable to certain employees of the Company and its subsidiaries. The Severance Plan formalizes and standardizes the Company's severance practices for certain designated employees (each, a "Participant" and, collectively, the "Participants"). Participants covered by the Severance Plan generally will be eligible to receive severance benefits in the event of a termination by the Company without cause or, under certain circumstances, by the Participant for good reason. The severance benefits differ if there is a termination of employment in connection with a change in control. The severance benefits provided pursuant to the Severance Plan are determined based on the job classification of the Participants (as reflected in internal job profile designations) and, in certain cases, their years of service with the Company. During the years ended December 31, 2023, 2022 and 2021, respectively, we recognized $2 million, $1 million and $1 million of expense under the Severance Plan on our consolidated statements of operations.

NOTE 13: STOCK BASED AWARDS AND OTHER EQUITY INSTRUMENTS

Stock-based Compensation Expense

The following table presents the amount of stock-based compensation expense and the related income tax benefit included in our consolidated statements of operations during the periods presented:

	Year ended December 31,		
	2023	2022	2021
	(in millions)		
Cost of revenue	$ 1	$ 1	$ 1
Selling and marketing	16	12	16
Technology and content	40	36	46
General and administrative	39	39	57
Total stock-based compensation expense	96	88	120
Income tax benefit from stock-based compensation expense	(21)	(18)	(23)
Total stock-based compensation expense, net of tax effect	$ 75	$ 70	$ 97

We capitalized $10 million, $10 million and $13 million of stock-based compensation expense as website development costs during the years ended December 31, 2023, 2022 and 2021, respectively.

Stock and Incentive Plans

On December 20, 2011, our 2011 Stock and Annual Incentive Plan (the "2011 Plan") became effective and we filed a Registration Statement registering a total of 17,500,000 shares of our common stock, of which 17,400,000 shares were issuable in connection with grants of equity-based awards under our 2011 Plan and 100,000 shares were issuable under our Deferred Compensation Plan for Non-Employee Directors (refer to "Note 12: *Employee Benefit Plans*" for information on our Deferred Compensation Plan for Non-Employee Directors). At our annual meeting of stockholders held on June 28, 2013, our stockholders approved an amendment to our 2011 Plan to, among other things, increase the aggregate number of shares of common stock authorized for issuance thereunder by 15,000,000 shares.

On June 21, 2018, our stockholders approved the 2018 Stock and Annual Incentive Plan (the "2018 Plan") and we filed a Registration Statement registering 6,000,000 shares plus the number of shares available for issuance (and not subject to outstanding awards) under the 2011 Plan. As of the effective date of the 2018 Plan, the Company ceased granting awards under the 2011 Plan. On June 8, 2021, our stockholders approved an amendment to the Company's 2018 Plan to, among other things, increase the aggregate number of shares reserved and available for issuance under the 2018 Plan by 10,000,000 shares. The purpose of this amendment was to provide sufficient reserves of shares of our common stock to ensure our ability to continue to provide new hires, employees and management with equity incentives.

On June 6, 2023, our stockholders approved the TripAdvisor, Inc. 2023 Stock and Annual Incentive Plan (the "2023 Plan") primarily for the purpose of providing sufficient reserves of shares of our common stock to ensure our ability to continue to provide new hires, employees, and other participants with equity incentives. The 2023 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), and other stock-based awards. As of the effective date of the 2023 Plan, the Company ceased granting awards under the 2018 Plan.

As of December 31, 2023, the total number of shares reserved for future stock-based awards under the 2023 Plan was approximately 19 million shares, calculated as follows: 12 million shares plus the number of shares available for issuance (and not subject to outstanding awards) under the 2018 Plan. All shares of common stock issued to date in respect of the exercise of options, RSUs, or other equity awards have been issued from authorized, but unissued common stock.

Stock Based Award Activity and Valuation

2023 Stock Option Activity

A summary of our stock option activity, consisting of service-based non-qualified stock options, is presented below:

	Options Outstanding (in thousands)		Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)	
Options outstanding as of December 31, 2022	5,462	$	43.48			
Granted	164	$	20.15			
Cancelled or expired (1)	(1,699)	$	59.54			
Options outstanding as of December 31, 2023	3,927	$	35.56	5.2	$	2
Exercisable as of December 31, 2023	2,893	$	39.30	4.1	$	1
Vested and expected to vest after December 31, 2023 (2)	3,781	$	35.88	5.1	$	2

(1) Inclusive of 1,100,000 stock options awarded in August 2013 to our former CEO, Stephen Kaufer, that expired during the third quarter of 2023. The expiration of these stock options had no impact to our stock-based compensation expense under GAAP during the third quarter of 2023.
(2) The Company accounts for forfeitures as they occur, rather than estimate expected forfeitures as allowed under GAAP and therefore do not include a forfeiture rate in our vested and expected to vest calculation unless necessary for a performance condition award.

Aggregate intrinsic value represents the difference between the closing stock price of our common stock and the exercise price of outstanding, in-the-money options. Our closing stock price as reported on Nasdaq as of December 31, 2023 was $21.53. The total intrinsic value of stock options exercised for the years ended December 31, 2023 and 2022 was not material, and for the year ended December 31, 2021 was $9 million.

The fair value of stock option grants has been estimated at the date of grant using the Black–Scholes option pricing model with the following weighted average assumptions for the periods presented:

	December 31,		
	2023	2022	2021
Risk free interest rate	3.70%	3.07%	0.83%
Expected term (in years)	5.16	5.42	5.45
Expected volatility	53.43%	51.63%	49.61%
Expected dividend yield	— %	— %	— %
Weighted-average grant date fair value	$ 10.18	$ 9.93	$ 18.40

The total fair value of stock options vested for the years ended December 31, 2023, 2022 and 2021 were $7 million, $16 million, and $31 million, respectively. Cash received from stock option exercises for the years ended December 31, 2023 and 2022 was not material, and for the year ended December 31, 2021 was $8 million.

2023 RSU Activity

A summary of our RSU activity, consisting of service-based vesting terms, is presented below:

	RSUs Outstanding (in thousands)	Weighted Average Grant-Date Fair Value Per Share	Aggregate Intrinsic Value (in millions)
Unvested RSUs outstanding as of December 31, 2022	8,572	$ 28.41	
Granted	8,043	20.80	
Vested and released (1)	(3,688)	29.62	
Cancelled	(1,407)	25.59	
Unvested RSUs outstanding as of December 31, 2023 (2)	11,520	$ 23.06	$ 248

(1) Inclusive of approximately 840,000 RSUs withheld due to net share settlement to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlement remain in the authorized but unissued pool under the 2023 Plan and can be reissued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the consolidated statements of cash flows.
(2) The Company accounts for forfeitures as they occur, rather than estimate expected forfeitures as allowed under GAAP and therefore do not include a forfeiture rate in our vested and expected to vest calculation unless necessary for a performance condition award.

The total fair value of RSUs vested for the years ended December 31, 2023, 2022 and 2021 was $109 million, $108 million, and $144 million, respectively.

On December 31, 2021, the Section 16 Committee of our Board of Directors approved and granted to Stephen Kaufer, the Company's CEO at the time, the following: (i) stock option to purchase 115,200 shares of common stock, 25% of which vested and became exercisable on August 1, 2022, while the balance vests in quarterly installments over the following three years; with an estimated grant-date fair value per option of $12.59, using a Black-Scholes option pricing model; (ii) stock option to purchase 110,026 shares of common stock, which will vest and become exercisable in full on August 1, 2024; with an estimated grant-date fair value per option of $13.18,

using a Black-Scholes option pricing model; and (iii) 106,382 RSUs, 25% of which vested and settled on August 1, 2022, while the balance vests in quarterly installments over the following three years, with an estimated grant-date fair value of $27.26 per RSU, based on the quoted price of our common stock on the date of grant. The estimated fair value of these awards totaled $6 million and was fully recognized as stock-based compensation expense to the consolidated statement of operations for the year ended December 31, 2021, given the Company concluded there was no substantive future requisite service condition for these awards that existed at grant date for GAAP purposes. During the year ended December 31, 2022, the Company reversed $3 million of this previously recorded stock-based compensation expense related to these awards as the Company concluded that certain awards scheduled to vest were no longer achievable as a result of new terms executed in Mr. Kaufer's Consulting Service Agreement entered into on May 3, 2022.

A summary of our performance-based RSUs ("PSUs") and market-based RSUs ("MSUs") activity is presented below:

	PSUs (1)			MSUs (2)		
	Outstanding	Weighted Average Grant-Date Fair Value Per Share	Aggregate Intrinsic Value	Outstanding	Weighted Average Grant-Date Fair Value Per Share	Aggregate Intrinsic Value
	(in thousands)		(in millions)	(in thousands)		(in millions)
Unvested and outstanding as of December 31, 2022	— $	—		592 $	10.00	
Granted	546	18.45		34	14.80	
Cancelled	(27)	18.45		(54)	9.26	
Unvested and outstanding as of December 31, 2023	519 $	18.45 $	11	572 $	10.35 $	12

(1)   Represents PSUs awarded in February 2023. The PSU awards provide for vesting in two equal annual installments on each of December 31, 2024 and December 31, 2025, based on the extent to which the Company achieves certain financial metrics relative to targets established by the Company's Compensation Committee of its Board of Directors. The estimated grant-date fair value per PSU was measured based on the quoted price of our common stock at the date of grant, calculated upon the establishment of performance targets, and will be amortized on a straight-line basis over the requisite service period. Based upon actual attainment relative to the target financial metrics, employees have the ability to receive up to 200% of the target number originally granted, or to be issued none at all. Probable outcome for performance-based awards is updated based upon changes in actual and forecasted operating results or expected achievement of performance goals, as applicable, and the impact of modifications, if any.
(2)   MSUs shall vest three years from grant date, generally with 25% vesting if the weighted-average stock price over a 30-day trading period during the vesting period is equal to or greater than $35.00 but less than $45.00, 50% vesting if equal to or greater than $45.00 but less than $55.00, and 100% vesting if equal to or greater than $55.00, subject to continuous employment with, or performance of services for, the Company. A Monte-Carlo simulation model, which simulated the present value of the potential outcomes of future stock prices was used to calculate the grant-date fair value of our MSU awards. The estimated grant-date fair value of these awards is amortized on a straight-line basis over the requisite service period and is not adjusted based on the actual number of awards that ultimately vest.

As of December 31, 2023, total unrecognized compensation cost related to stock-based awards, substantially RSUs, was $241 million, which the Company expects to recognize over a weighted-average period of 2.6 years.

NOTE 14: STOCKHOLDERS' EQUITY

Preferred Stock

In addition to common stock, we are authorized to issue up to 100 million preferred shares, with $ 0.001 par value per share, with terms determined by our Board of Directors, without further action by our stockholders. As of December 31, 2023, no preferred shares had been issued.

Common Stock and Class B Common Stock

Our authorized common stock consists of 1.6 billion shares of common stock with par value of $0.001 per share, and 400 million shares of Class B common stock with par value of $0.001 per share. Both classes of common stock qualify for and share equally in dividends, if declared by our Board of Directors. Common stock is entitled to one vote per share and Class B common stock is entitled to 10 votes per share. Holders of Tripadvisor common stock, acting as a single class, are entitled to elect a number of directors equal to 25% of the total number of directors, rounded up to the next whole number, which was three directors as of December 31, 2023. Class B common stockholders may, at any time, convert their shares into common stock, on a one for one share basis. Upon conversion, the Class B common stock is retired and is not available for reissue. In the event of liquidation, dissolution, distribution of assets or winding-up of Tripadvisor the holders of both classes of common stock have equal rights to receive all the assets of Tripadvisor after the rights of the holders of the preferred stock have been satisfied. There were 149,775,361 and 124,881,494 shares of common stock issued and outstanding, respectively, and 12,799,999 shares of Class B common stock issued and outstanding at December 31, 2023.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is comprised of accumulated foreign currency translation adjustments, as follows as of the dates presented:

	December 31, 2023	December 31, 2022
	(in millions)	
Cumulative foreign currency translation adjustments, net of tax (1)	$ (71)	$ (82)
Accumulated other comprehensive income (loss)	$ (71)	$ (82)

(1) Deferred income tax liabilities related to these amounts are not material.

Treasury Stock

On November 1, 2019, our Board of Directors authorized the repurchase of an additional $100 million in shares of our common stock under an existing share repurchase program, which increased the amount available to the Company under this share repurchase program to $250 million. Our Board of Directors authorized and directed management, working with the Executive Committee of our Board of Directors, to affect the share repurchase program in compliance with applicable legal requirements. As of December 31, 2022, the Company had $75 million remaining under this existing share repurchase program to repurchase shares of its common stock. During the three months ended June 30, 2023, we repurchased 4,724,729 shares of our outstanding common stock at an average price of $15.85 per share, exclusive of fees, commissions, and excise taxes or $75 million in the aggregate, which completed this share repurchase program.

On September 7, 2023, our Board of Directors authorized the repurchase of $250 million in shares of our common stock under a new share repurchase program. Our Board of Directors authorized and directed management, working with the Executive Committee of our Board of Directors, to affect the share repurchase program in compliance with applicable legal requirements. The Executive Committee will determine the price, timing, amount and method of such repurchases based on its evaluation of market conditions and other factors, and at prices determined to be attractive and in the best interests of both the Company and its stockholders. This share repurchase program, which has a term of two years, does not obligate the Company to acquire any particular number of shares and may be modified, suspended or discontinued at any time. During the three months ended December 31, 2023, we repurchased 1,324,524 shares of our outstanding common stock at an average price of $18.85 per share, exclusive of fees, commissions, and excise taxes, or $25 million, under this share repurchase program. As of December 31, 2023, we had $225 million remaining available to repurchase shares of our common stock under this share repurchase program.

As of December 31, 2023, the Company held 24,893,867 shares of its common stock in treasury with an aggregate cost of $822 million.

On August 16, 2022, the Inflation Reduction Act was signed into law, and imposed a nondeductible 1% excise tax on the net value of certain stock repurchases made after December 31, 2022. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. For the year ended December 31, 2023, the excise tax liability incurred and recorded to accrued expenses and other current liabilities on our consolidated balance sheet was not material.

Dividends

During the years ended December 31, 2023, 2022 and 2021, our Board of Directors did not declare any dividends on our outstanding common stock. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend on our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors.

NOTE 15: EARNINGS PER SHARE

Below is a reconciliation of the weighted average number of shares of common stock outstanding in calculating Diluted EPS for the periods presented:

	Year ended December 31,					
	2023		**2022**		**2021**	
	(shares in thousands and $ in millions, except per share amounts)					
Numerator:						
Net income (loss) used to compute Basic EPS	$	10	$	20	$	(148)
Interest expense on 2026 Senior Notes, net of tax		1		1		—
Net income (loss) used to compute Diluted EPS	$	11	$	21	$	(148)
Denominator:						
Weighted average shares used to compute Basic EPS		139,412		139,923		137,234
Weighted average effect of dilutive securities:						
Stock-based awards (Note 13)		729		1,073		—
2026 Senior Notes (Note 8)		4,674		4,674		—
Weighted average shares used to compute Diluted EPS		144,815		145,670		137,234
Basic EPS	$	0.07	$	0.14	$	(1.08)
Diluted EPS	$	0.08	$	0.14	$	(1.08)

Potential common shares, consisting of outstanding stock options, RSUs and those issuable under the 2026 Senior Notes, totaling approximately 14.8 million, 11.4 million, and 16.1 million, for the years ended December 31, 2023, 2022 and 2021, respectively, have been excluded from the calculations of Diluted EPS because their effect would have been antidilutive. In addition, potential common shares of certain performance-based awards of approximately 1.1 million, 0.3 million, and 0.1 million, for the years ended December 31, 2023, 2022 and 2021, respectively, for which all targets required to trigger vesting had not been achieved, were excluded from the calculation of weighted average shares used to compute Diluted EPS for those reporting periods.

The earnings per share amounts are the same for our common stock and Class B common stock because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. In addition, our non-vested RSUs are entitled to dividend equivalents, which are payable to the holder subject to, and only upon vesting of, the underlying awards and are therefore forfeitable. Given such dividend equivalents are forfeitable, we do not consider them to be participating securities and, consequently, they are not subject to the two-class method of determining earnings per share.

NOTE 16: OTHER INCOME (EXPENSE), NET

Other income (expense), net, consists of the following for the periods presented:

	Year Ended December 31,					
	2023		**2022**		**2021**	
	(in millions)					
Foreign currency exchange gains (losses), net (1)	$	(5)	$	(5)	$	(4)
Earnings (losses) from equity investment, net		(2)		(2)		(3)
Other, net		3		2		(3)
Total	$	(4)	$	(5)	$	(10)

(1) Foreign currency exchange gains (losses), net, are related to foreign exchange transaction gains and losses due to required conversion from transaction currency to functional currency, offset by any foreign currency forward contract gains and losses.

NOTE 17: RELATED PARTY TRANSACTIONS

Relationship between Liberty TripAdvisor Holdings, Inc. and Tripadvisor

LTRIP is a controlling stockholder of Tripadvisor. We consider LTRIP a related party. Refer to "Note 1: *Organization and Business Description*", which describes the evolution of our relationship with LTRIP, including LTRIP's stock ownership of Tripadvisor and deemed voting power as of December 31, 2023. We had no related party transactions with LTRIP during the years ended December 31, 2023, 2022 and 2021.

Relationship between Chelsea Investment Holding Company PTE Ltd. and Tripadvisor

Refer to the discussion regarding our equity method investment in Chelsea Investment Holding Company PTD Ltd. in the section titled "Non-Marketable Investments" within "Note 3: *Financial Instruments and Fair Value Measurements*" for a description of our relationship and existing commercial arrangements with Chelsea Investment Holding Company PTE Ltd and/or its subsidiaries. We had no material related party transactions with Chelsea Investment Holding Company PTE Ltd or its subsidiaries during the years ended December 31, 2023, 2022 and 2021.

NOTE 18: SEGMENT AND GEOGRAPHIC INFORMATION

We have three reportable segments: (1) Brand Tripadvisor (formerly Tripadvisor Core); (2) Viator; and (3) TheFork. Our Brand Tripadvisor segment includes the following revenue sources: (1) Tripadvisor-branded hotels – consisting of hotel meta revenue, primarily click-based advertising revenue, and also hotel B2B revenue, which includes primarily subscription-based advertising and hotel sponsored placements revenue; (2) Media and advertising revenue – consisting primarily of display-based advertising revenue (also referred to as "media advertising"); (3) Tripadvisor experiences and dining revenue – consisting of intercompany (intersegment) revenue related to affiliate marketing commissions earned primarily from experience bookings, and to a lesser extent, restaurant reservation bookings on Tripadvisor-branded websites and mobile apps, fulfilled by Viator and TheFork, respectively, which are eliminated on a consolidated basis, in addition to external revenue generated from Tripadvisor restaurant offerings; and (4) Other revenue – consisting of cruises, alternative accommodation rentals, flights, and rental cars revenue. The nature of the services provided and related revenue recognition policies are summarized by reportable segment in "Note 2: *Significant Accounting Policies*."

Our operating segments are determined based on how our chief executive officer, who also serves as our chief operating decision maker ("CODM") manages our business, regularly accesses information, and evaluates performance for operating decision-making purposes, including allocation of resources. Adjusted EBITDA is our segment profit measure and a key measure used by our CODM and Board of Directors to understand and evaluate the operating performance of our business and on which internal budgets and forecasts are based and approved. We define Adjusted EBITDA as net income (loss) plus: (1) (provision) benefit for income taxes; (2) other income (expense), net; (3) depreciation and amortization; (4) stock-based compensation and other stock-settled obligations; (5) goodwill, long-lived asset, and intangible assets impairments; (6) legal reserves and settlements; (7) restructuring and other related reorganization costs; and (8) non-recurring expenses and income.

Direct costs are included in the applicable operating segments, including certain corporate general and administrative personnel costs, which have been allocated to each segment. We base these allocations on time-spent analyses, headcount, and other allocation methods we believe are reasonable. We do not allocate certain shared expenses to our reportable segments, such as certain information system costs, technical infrastructure costs, and other costs supporting the Tripadvisor platform and operations, that we do not believe are a material driver of individual segment performance, which is consistent with the financial information used by our CODM. We include these expenses in our Brand Tripadvisor segment. Our allocation methodology is periodically evaluated and may change.

The following tables present our reportable segment information for the years ended December 31, 2023, 2022 and 2021 and includes a reconciliation of Adjusted EBITDA to Net income (loss). We record depreciation and amortization, stock-based compensation and other stock-settled obligations, goodwill, long-lived asset and intangible asset impairments, legal reserves and settlements, and other non-recurring expenses and income, net, which are excluded from segment operating performance, in "Corporate & Eliminations". In addition, we do not report total assets, capital expenditures and related depreciation expense by segment as our CODM does not use this information to evaluate operating segment performance. Accordingly, we do not regularly provide such information by segment to our CODM.

Our segment disclosure includes intersegment revenues, which consist of affiliate marketing fees for services provided by our Brand Tripadvisor segment to both our Viator and TheFork segments. These intersegment transactions are recorded by each segment at amounts that we believe approximate fair value as if the transactions were between third parties and, therefore, impact segment performance. However, the revenue and corresponding expense are eliminated in consolidation. The elimination of such intersegment transactions is included within the "Corporate & Eliminations" column in the tables below.

| | Year ended December 31, 2023 | | | | |
	Brand Tripadvisor (1)	Viator (2)	TheFork (3) (in millions)	Corporate & Eliminations	Total
External revenue	$ 897	$ 737	$ 154	$ —	$ 1,788
Intersegment revenue	134	—	—	(134)	—
Total Revenue	$ 1,031	$ 737	$ 154	$ (134)	$ 1,788
Adjusted EBITDA	348	—	(14)	—	334
Depreciation and amortization				(87)	(87)
Stock-based compensation				(96)	(96)
Restructuring and other related reorganization costs (4)	(10)	(3)	(9)	—	(22)
Other non-recurring expenses (income) (5)				(3)	(3)
Operating income (loss)					126
Other income (expense), net					(1)
Income (loss) before income taxes					125
(Provision) benefit for income taxes					(115)
Net income (loss)					10

| | Year ended December 31, 2022 | | | | |
	Brand Tripadvisor (1)	Viator (2)	TheFork (3) (in millions)	Corporate & Eliminations	Total
External revenue	$ 873	$ 493	$ 126	$ —	$ 1,492
Intersegment revenue	93	—	—	(93)	—
Total Revenue	$ 966	$ 493	$ 126	$ (93)	$ 1,492
Adjusted EBITDA	345	(11)	(39)	—	295
Depreciation and amortization				(97)	(97)
Stock-based compensation				(88)	(88)
Legal reserves and settlements				(1)	(1)
Other non-recurring expenses (income) (6)				(8)	(8)
Operating income (loss)					101
Other income (expense), net					(34)
Income (loss) before income taxes					67
(Provision) benefit for income taxes					(47)
Net income (loss)					20

| | Year ended December 31, 2021 | | | | |
	Brand Tripadvisor (1)	Viator (2)	TheFork (3)	Corporate & Eliminations	Total
			(in millions)		
External revenue	$ 633	$ 184	$ 85	$ —	$ 902
Intersegment revenue	32	—	—	(32)	—
Total Revenue	$ 665	$ 184	$ 85	$ (32)	$ 902
Adjusted EBITDA	177	(31)	(46)	—	100
Depreciation and amortization				(111)	(111)
Stock-based compensation				(120)	(120)
Operating income (loss)					(131)
Other income (expense), net					(54)
Income (loss) before income taxes					(185)
(Provision) benefit for income taxes					37
Net income (loss)					(148)

(1) Corporate general and administrative personnel costs of $6 million, $5 million and $6 million for the years ended December 31, 2023, 2022 and 2021, respectively, were allocated to the Viator and TheFork segments.
(2) Includes allocated corporate general and administrative personnel costs from our Brand Tripadvisor segment of $3 million, $2 million and $3 million for the years ended December 31, 2023, 2022 and 2021, respectively.
(3) Includes allocated corporate general and administrative personnel costs from our Brand Tripadvisor segment of $3 million, $3 million and $3 million for the years ended December 31, 2023, 2022 and 2021, respectively.
(4) Refer to "Note 7: *Accrued Expenses and Other Current Liabilities*" for information regarding restructuring and other related reorganization costs.
(5) The Company expensed $3 million of previously capitalized transaction costs during 2023, to general and administrative expenses on our consolidated statement of operations. The Company considers such costs to be non-recurring in nature.
(6) The Company incurred a loss of approximately $8 million during the fourth quarter of 2022, as the result of external fraud. This loss was recorded to general and administrative expenses on the consolidated statement of operations for December 31, 2022. The Company considers such costs to be non-recurring in nature. To the extent the Company recovers any losses in future periods related to this incident, the Company plans to reduce Adjusted EBITDA by the recovery amount in that same period.

Product and Geographic Information

We disaggregate revenue into major products and revenue sources, as follows, for the periods presented:

	Year ended December 31,		
	2023	2022	2021
Major products/revenue sources (1):	(in millions)		
Brand Tripadvisor			
Tripadvisor-branded hotels	$ 659	$ 650	$ 451
Media and advertising	145	130	98
Tripadvisor experiences and dining (2)	176	134	70
Other	51	52	46
Total Brand Tripadvisor	1,031	966	665
Viator	737	493	184
TheFork	154	126	85
Intersegment eliminations (2)	(134)	(93)	(32)
Total Revenue	$ 1,788	$ 1,492	$ 902

(1) Our revenue is recognized primarily at a point in time for all reported segments.
(2) Tripadvisor experiences and dining revenue within the Brand Tripadvisor segment is shown gross of intersegment (intercompany) revenue, which is eliminated on a consolidated basis.

The Company measures its geographic revenue based on the physical location of the Tripadvisor subsidiary which generates the revenue, which is consistent with our measurement of long-lived physical assets, or property and equipment, net. As such, this geographic classification does not necessarily align with where the consumer resides, where the consumer is physically located while using the Company's services, or the location of the travel service provider, experience operator or restaurant.

The Company's revenue based on geographic location consists of the following for the periods presented:

	Year ended December 31,		
	2023	2022	2021
	(in millions)		
Revenue			
United States	$ 1,198	$ 905	$ 526
United Kingdom	349	402	259
All other countries	241	185	117
Total revenue	$ 1,788	$ 1,492	$ 902

The Company's property and equipment, net for the United States and all other countries based on the geographic location of the assets consists of the following as of the dates presented:

	December 31,	
	2023	2022
	(in millions)	
Property and equipment, net		
United States	$ 147	$ 156
All other countries	44	38
Total	$ 191	$ 194

Customer Concentrations

Refer to "Note 2: *Significant Accounting Policies*" under the section entitled "Certain Risks and Concentrations" for information regarding our major customer concentrations.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2023, our management, with the participation of our Chief Executive Officer and President and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based upon that evaluation, our Chief Executive Officer and President and our Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such material information is accumulated and communicated to our management, including our Chief Executive Officer and President and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with GAAP. Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and President and the Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting described in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's management evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. Pursuant to Exchange Act Rule 13a-15(d) or 15d-15(d), management has concluded that, as of December 31, 2023, our internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee. KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in their report which is included below.

Limitations on Effectiveness of Controls and Procedures

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company have been detected.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Tripadvisor, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Tripadvisor, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 16, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the

U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Boston, Massachusetts
February 16, 2024

Item 9B. Other Information

During the fourth quarter of 2023, none of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (each as defined in Item 408(c) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required under this item is incorporated herein by reference to our 2024 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2023.

Item 11. Executive Compensation

The information required under this item is incorporated herein by reference to our 2024 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required under this item is incorporated herein by reference to our 2024 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required under this item is incorporated herein by reference to our 2024 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2023.

Item 14. Principal Accounting Fees and Services

The information required under this item is incorporated herein by reference to our 2024 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2023.

PART IV

Item 15. Exhibit and Financial Statement Schedules

    (a) The following is filed as part of this Annual Report on Form 10-K:

        1. *Consolidated Financial Statements*: The consolidated financial statements and report of independent registered public accounting firms required by this item are included in Part II, Item 8.

        All other schedules are omitted because they are not applicable or not required, or because the required information is shown either in the consolidated financial statements or in the notes thereto.

    (b) Exhibits:

Exhibit No.	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	SEC File No.	Exhibit No.	Filing Date
3.1	Restated Certificate of Incorporation of Tripadvisor, Inc.		8-K	001-35362	3.1	12/27/11
3.2	Amended and Restated Bylaws of Tripadvisor, Inc.		8-K	001-35362	3.2	12/27/11
3.3	Amendment No. 1 to Amended and Restated Bylaws of Tripadvisor, Inc.		8-K	001-35362	3.1	2/12/13
4.1	Specimen Tripadvisor, Inc. Common Stock Certificate		S-4/A	333-175828-01	4.6	10/24/11
4.2	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934		10-K	001-35362	4.2	2/19/20
4.3	Indenture, dated July 9, 2020, among Tripadvisor, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee (as successor trustee to Wilmington Trust, National Association)		8-K	001-35362	4.1	7/9/20
4.4	Form of Senior Note (included in Exhibit 4.1)		8-K	001-35362	4.2	7/9/20
4.5	Indenture, dated as of March 25, 2021, by and among Tripadvisor, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee		8-K	001-35362	4.1	3/25/21
4.6	Form of 0.25% Convertible Senior Notes due 2026 (included as Exhibit A to Exhibit 4.1)		8-K	001-35362	4.2	3/25/21
10.1	Governance Agreement, by and among Tripadvisor, Inc., Liberty Interactive Corporation and Barry Diller, dated as of December 20, 2011		8-K	001-35362	10.1	12/27/11
10.2	Assignment and Assumption of Governance Agreement by and among Tripadvisor, Inc. and Liberty Tripadvisor Holdings, dated as of August 12, 2014	X				
10.3	Tax Sharing Agreement by and between Tripadvisor, Inc. and Expedia, Inc., dated as of December 20, 2011		8-K	001-35362	10.2	12/27/11
10.4+	Tripadvisor, Inc. Deferred Compensation Plan for Non-Employee Directors		S-8	333-178637	4.6	12/20/11

10.5	Corporate Headquarters Lease with Normandy Gap-V Needham Building 3, LLC, as landlord, dated as of June 20, 2013	10-Q	001-35362	10.1	7/24/13
10.6	Guaranty dated June 20, 2013 by Tripadvisor, Inc. for the benefit of Normandy Gap-V Needham Building 3, LLC, as landlord	10-Q	001-35362	10.2	7/24/13
10.7	Amendment and Restatement Agreement, dated as of June 29, 2023, to the Credit Agreement dated as of June 26, 2015 (as amended as of May 12, 2017, May 5, 2020 and December 17, 2020, among Tripadvisor, Inc., Tripadvisor Holdings, LLC, Tripadvisor, LLC, the other Borrowers party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent	8-K	001-35362	10.1	7/6/23
10.8+	Executive Severance Plan and Summary Plan Description	10-Q	001-35362	10.4	8/8/17
10.9+	Form of Option Agreement (Domestic)	10-Q	001-35362	10.2	5/6/21
10.10+	Form of Option Agreement (International)	10-Q	001-35362	10.3	5/6/21
10.11+	Form of Restricted Stock Unit Agreement (Domestic)	10-Q	001-35362	10.1	5/3/23
10.12+	Form of Restricted Stock Unit Agreement (International)	10-Q	001-35362	10.2	5/3/23
10.13+	Form of Restricted Stock Unit Agreement (French)	10-Q	001-35362	10.3	5/3/23
10.14+	Form of Restricted Stock Unit Agreement (Performance Based)	10-Q	001-35362	10.4	5/3/23
10.15+	Form of Restricted Stock Unit Agreement (Non-Employee Directors)	10-Q	001-35362	10.2	8/1/18
10.16	Governance Agreement dated as of November 6, 2019 between Tripadvisor, Inc. and Trip.com Group Limited	8-K	001-35362	10.1	11/6/19
10.17+	Employment Agreement, dated as of March 29, 2021 between Tripadvisor, LLC and Seth Kalvert	10-Q	001-35362	10.7	5/6/21
10.18	Form of Capped Call Confirmation	8-K	001-35362	10.1	3/25/21
10.19+	Employment Letter Agreement dated May 2, 2022 between Tripadvisor LLC and Matt Goldberg	8-K	001-35362	10.1	5/4/22
10.20+	Employment Letter Agreement dated October 10, 2022 between Tripadvisor LLC and Michael Noonan	8-K	001-35362	10.1	10/11/22
10.21+	Tripadvisor, Inc. 2023 Stock and Annual Incentive Plan	X			
21.1	Subsidiaries of the Registrant	X			
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm	X			
24.1	Power of Attorney (included in signature page)	X			

31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
97.1	Tripadvisor, Inc. Incentive Compensation Clawback Policy, dated November 1, 2023	X
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	X
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbases Document.	X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).	X

+ Indicates a management contract or a compensatory plan, contract or arrangement.

Item 16. Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirements of the Section 13 or 15(d) of Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

TRIPADVISOR, INC.

By: /s/ MATT GOLDBERG

February 16, 2024

Matt Goldberg
Chief Executive Officer and
President

POWER OF ATTORNEY

We, the undersigned officers and directors of Tripadvisor, Inc., hereby severally constitute and appoint Matt Goldberg and Michael Noonan, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all amendments to this report, and generally to do all things in our names and on our behalf in such capacities to enable Tripadvisor, Inc. to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of February 16, 2024.

Signature	Title
/s/ MATT GOLDBERG Matt Goldberg	Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ MICHAEL NOONAN Michael Noonan	Chief Financial Officer (Principal Financial Officer)
/s/ GEOFFREY GOUVALARIS Geoffrey Gouvalaris	Chief Accounting Officer (Principal Accounting Officer)
/s/ GREGORY B. MAFFEI Gregory B. Maffei	Chairman of the Board
/s/ TRYNKA SHINEMAN BLAKE Trynka Shineman Blake	Director
/s/ JAY C. HOAG Jay C. Hoag	Director
/s/ BETSY MORGAN Betsy Morgan	Director
/s/ GREG O'HARA Greg O'Hara	Director
/s/ JEREMY PHILIPS Jeremy Philips	Director
/s/ ALBERT E. ROSENTHALER Albert E. Rosenthaler	Director

	Director
Jane Jie Sun	
/s/ ROBERT S. WIESENTHAL	Director
Robert S. Wiesenthal	

Tripadvisor, Inc.

Board of Directors

Gregory B. Maffei
Chairman

Matt Goldberg
Director, President and Chief Executive Officer

Jay C. Hoag
Director

Betsy L. Morgan
Director

M. Greg O'Hara
Director

Jeremy Philips
Director

Jane Jie Sun
Director

Albert Rosenthaler
Director

Trynka Shineman Blake
Director

Robert S. Wiesenthal
Director

Executive Officers

Matt Goldberg
President and Chief Executive Officer

Michael Noonan
Chief Financial Officer

Seth Kalvert
Chief Legal Officer and Secretary

Corporate and Stockholder Information

Headquarters
Tripadvisor, Inc.
400 1st Ave.
Needham, Massachusetts 02494

Exchange Listing and Ticker Symbol
NASDAQ Global Select Market, "TRIP"

Annual Meeting
June 11, 2024
11:00 a.m. Eastern Time
www.virtualshareholdermeeting.com/TRIP2024

Publications and Reports
A variety of stockholder publications and reports, including Tripadvisor's Annual Report on Form 10-K, proxy statement, financial news releases and a variety of legal filings are available at http://ir.tripadvisor.com. Stockholders can also request a copy of the Annual Report and proxy statement by contacting the Secretary of Tripadvisor, Inc., 400 1st Avenue, Needham, Massachusetts 02494.

Independent Registered Public Accounting Firm
KPMG LLP
Two Financial Center
60 South Street
Boston, Massachusetts 02110

Transfer Agent and Registrar
Computershare
P.O. Box 358015
Pittsburgh, PA 15252

Electronic Delivery
Most stockholders can elect to receive e-mails in the future with links to the Annual Report, proxy statement and voting web site. Registered stockholders can sign up for electronic delivery at www.bnymellon.com/shareowner/equityaccess. Street name stockholders should contact their bank or broker to inquire about electronic delivery.

